

ANNUAL
REPORT
AND PROXY STATEMENT

2025



Dear fellow Stockholders,

Snowflake's fiscal year ended January 31, 2025 marked another strong period for Snowflake. Our advancements throughout the end-to-end data lifecycle, and our focus on AI innovation continued to enable our customers to transform their businesses and serve their customers better than ever before. This led to Snowflake delivering $3.5 billion of product revenue, representing 30% growth year-over-year.

Last year, I said we were entering the era of enterprise AI. Now, that era is here, and we've made important progress to support our customers as they navigate this transformation. This past year was hallmarked not only by progress in AI, but also by the importance of building a strong data foundation to enable effective AI adoption

DATA DOES MORE IN THE ERA OF ENTERPRISE AI

Snowflake's mission is to help every enterprise achieve its potential with data and AI. At every step, we look to eliminate friction in innovation to help our customers do more with their data to solve some of the world's most important challenges. Our AI Data Cloud and world-leading platform have positioned us as a leader in our industry for many years, helping customers steadily eliminate limits to data, users, workloads, applications, and new forms of intelligence. Now, our platform has become foundational for enterprise AI strategies. Our commitment to maintaining our leadership position remains steadfast.

Snowflake's success is grounded in creating a platform that is easy to use, connected, ensuring that data can flow seamlessly across teams and across organizations, and trusted, with governance and security that enable our customers to operate with confidence. As a result, we have seen our customers accelerate innovation, realize cost-savings, and activate enterprise AI at scale.

Many of our thousands of customers – some of the largest companies in the world – count on Snowflake as the foundation for their data and AI strategies. Whether it's through data engineering, data governance, collaboration, or analytics, we provide support for modern data architectures. Iconic brands like Exxon Mobil, Honeywell, London Stock Exchange Group, and thousands more run their mission critical business operations on Snowflake. And in just one year, we launched Cortex AI and now support over 4,000+ accounts using our AI and machine learning capabilities on a weekly basis.

Our innovation engine is in overdrive with milestone launches like Snowflake Intelligence, a groundbreaking agentic AI solution, the expansion of our Cortex AI portfolio, which helps our customers analyze, search, and build generative AI applications on structured and unstructured data, the introduction of Snowflake Open Catalog and Iceberg Interoperability, and the free availability of SnowConvert—our native code conversion tool. And our customers can now leverage best-in-class models from Anthropic, DeepSeek, Meta Llama, and more in Cortex AI, unlocking unprecedented flexibility and choice in shaping their AI strategies. These capabilities all help our customers do more with their data throughout the end-to-end data lifecycle.

Our acquisition of Datavolo, expanded partnerships with Anthropic, AWS, Microsoft and ServiceNow, and investments in TwelveLabs, Voyage AI, and more have strengthened our ecosystem and accelerated our ability to deliver against our AI vision and product roadmap. These moves have enabled us to support more of our customers' data journey, provide seamless access to data across systems, and enhance our AI portfolio.

With our recent acquisition of Night Shift Development, Inc. (d/b/a Snowflake Public Sector, Inc.), and Department of Defense Impact Level 5 (IL 5) provisional authorization on AWS GovCloud US-West, we're also now equipped to deliver mission-critical data and AI solutions to the national security community, including the U.S. Department of Defense, its military branches, and industry partners.

Snowflake is at the forefront of data and AI, seizing a generational opportunity to transform how businesses operate and how entire industries innovate. We're delivering breakthrough outcomes for our customers and reshaping what's possible across the ecosystem. This is just the beginning—and we're committed to leading the way, now and into the future.

Sridhar Ramaswamy
Chief Executive Officer, Snowflake



NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS

To Be Held on July 2, 2025

Dear Stockholder:

We are pleased to invite you to virtually attend the 2025 Annual Meeting of Stockholders (Annual Meeting) of Snowflake Inc., a Delaware corporation (Snowflake). The Annual Meeting will be held virtually, via live audio webcast at www.virtualshareholdermeeting.com/SNOW2025 on **Wednesday, July 2, 2025** at **10:00 a.m., Mountain Time**. The virtual format of the Annual Meeting allows us to preserve stockholder access while saving time and money for both us and our stockholders. You will be able to vote and submit questions during the Annual Meeting, and we encourage you to attend online and participate.

The Annual Meeting will be held for the following purposes, which are more fully described in the accompanying materials:

1	To elect the three nominees for Class II directors named in the accompanying proxy statement (Proxy Statement), each to hold office until our Annual Meeting of Stockholders in 2028 and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal;
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement (commonly referred to as "say-on-pay");
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2026;
4	To approve an amendment to our Amended and Restated Certificate of Incorporation (Certificate of Incorporation) to declassify our board of directors;
5	To approve an amendment to our Certificate of Incorporation to remove references to Class B common stock and rename Class A common stock to common stock; and
6	To conduct any other business properly brought before the Annual Meeting or any adjournment, continuation, or postponement thereof.

We have elected to provide internet access to the proxy materials for our Annual Meeting, which include the Proxy Statement, in lieu of mailing printed copies. Providing our Annual Meeting materials via the internet reduces the costs associated with our Annual Meeting and lowers our environmental impact, all without negatively affecting our stockholders' ability to timely access our Annual Meeting materials.

On or about May 21, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (2025 Annual Report). The Notice provides instructions on how to vote online and how to receive a paper copy of the proxy materials by mail and vote by completing and mailing a proxy card or by telephone. The Proxy Statement and our 2025 Annual Report can be accessed directly at the internet address www.proxyvote.com using the control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials.

Our board of directors has fixed the close of business on May 8, 2025 as the record date for the Annual Meeting. Only stockholders of record at the close of business on the record date are entitled to receive notice of, and virtually attend and vote at (or appoint their proxy holders to attend and vote at), the Annual Meeting or any adjournment, continuation, or postponement thereof. Such stockholders and their proxy holders may attend the Annual Meeting by going to www.virtualshareholdermeeting.com/SNOW2025 and logging on using the 16-digit control number located on the Notice, proxy card, or in the instructions accompanying the proxy materials.

By Order of the Board of Directors

Sridhar Ramaswamy
Chief Executive Officer



Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, please ensure that your shares are voted at the Annual Meeting by signing and returning a proxy card or voting instruction form, or by using our internet or telephonic voting system. Even if you have voted by proxy, you may still virtually attend the Annual Meeting and vote online.



OUR ADDRESS

Suite 3A, 106 East
Babcock Street,
Bozeman, Montana
59715



VIRTUAL MEETING

If you held shares of our common stock at the close of business on May 8, 2025, you are invited to virtually attend the Annual Meeting at www.virtualshareholdermeeting.com/SNOW2025 and vote on the proposals described in the accompanying Proxy Statement.

TABLE OF
CONTENTS

PROXY
STATEMENT

For the 2025 Annual Meeting of Stockholders

GENERAL INFORMATION

Our board of directors is soliciting your proxy to vote at the 2025 Annual Meeting of Stockholders of Snowflake Inc. (Annual Meeting) for the purposes set forth in this proxy statement for our Annual Meeting (Proxy Statement). The Annual Meeting will be held virtually via live audio webcast on the internet on July 2, 2025 at 10:00 a.m., Mountain Time, or at any other time following the adjournment or postponement thereof. The Notice of Internet Availability of Proxy Materials (Notice) containing instructions on how to access this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (2025 Annual Report) is first being mailed on or about May 21, 2025 to all stockholders entitled to vote at the Annual Meeting. If you held shares of our common stock at the close of business on May 8, 2025, you are invited to virtually attend the Annual Meeting at www.virtualshareholdermeeting.com/SNOW2025 and vote on the proposals described in this Proxy Statement.

In this Proxy Statement, we refer to Snowflake Inc. as "Snowflake," "we," "us," or, "our" and the board of directors of Snowflake as "our board of directors" or "our board." The 2025 Annual Report is being made available to our stockholders along with this Proxy Statement. You also may obtain a paper copy of the 2025 Annual Report without charge by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully.



DATE & TIME

July 2, 2025
10:00 a.m.
Mountain Time



VIRTUAL MEETING

If you held shares of our common stock at the close of business on May 8, 2025, you are invited to virtually attend the Meeting at www.virtualshareholdermeeting.com/SNOW2025 and vote on the proposals described in this Proxy Statement.

QUESTIONS AND ANSWERS

WHAT AM I VOTING ON?

PROPOSAL		BOARD RECOMMENDATION	PAGE REFERENCE
1	Election of Kelly A. Kramer, Frank Slootman, and Michael L. Speiser as Class II directors, each to hold office until our annual meeting of stockholders in 2028 and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal.	**FOR** each nominee	Page 29
2	Approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement (commonly referred to as "say-on-pay").	**FOR**	Page 30
3	Ratification of the appointment of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for the fiscal year ending January 31, 2026.	**FOR**	Page 31
4	Approval of an amendment to our Amended and Restated Certificate of Incorporation (Certificate of Incorporation) to declassify our board of directors.	**FOR**	Page 34
5	Approval of an amendment to our Certificate of Incorporation to remove references to Class B common stock and rename Class A common stock to common stock.	**FOR**	Page 37

WHY DID I RECEIVE A NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS ON THE INTERNET?

Pursuant to rules adopted by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you the Notice because our board of directors is soliciting your proxy to vote at the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy can be found in the Notice.

We intend to mail the Notice on or about May 21, 2025 to all stockholders of record entitled to vote at the Annual Meeting.

WILL I RECEIVE ANY OTHER PROXY MATERIALS BY MAIL?

We may send you a proxy card, along with a second Notice, after ten calendar days have passed since our first mailing of the Notice.

WHO CAN VOTE AT THE ANNUAL MEETING?

Only stockholders of record at the close of business on May 8, 2025 (Record Date) and their proxy holders will be entitled to vote at the Annual Meeting or any adjournment, continuation, or postponement thereof. As of the Record Date, there were 333,657,993 shares of our Class A common stock outstanding and entitled to vote. On March 1, 2021, all shares of our then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock, pursuant to the terms of our Certificate of Incorporation. No additional shares of Class B common stock will be issued following such conversion. Unless otherwise noted, all references to our "common stock" in this Proxy Statement refer to our Class A common stock.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online during the Annual Meeting or by proxy in advance. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares by proxy in advance of the Annual Meeting through the internet, by telephone, or by completing and returning a printed proxy card.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee

If, at the close of business on the Record Date, your shares were held not in your name, but on your behalf by a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that nominee. Those shares will be reported as being held by the nominee (e.g., your brokerage firm) in the system of record used for identifying stockholders. As a beneficial owner of the shares, you are invited to attend the Annual Meeting, and you have the right to direct your brokerage firm, bank, or other nominee how to vote the shares in your account. Please refer to the voting instructions provided by your broker, bank, or other nominee. Many brokers, banks, or other nominees enable beneficial owners to give voting instructions by telephone or over the internet as well as in writing. You are also welcome to attend the Annual Meeting and vote online during the meeting. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through www.proxyvote.com, then you may access, participate in, and vote at the Annual Meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting. Follow the instructions from your brokerage firm, bank, or other nominee included with your proxy materials, or contact your brokerage firm, bank, or other nominee to request a voting instruction form. You may access the meeting and vote by logging in with your control number at www.virtualshareholdermeeting.com/SNOW2025.

WILL A LIST OF RECORD STOCKHOLDERS AS OF THE RECORD DATE BE AVAILABLE?

For the ten days ending the day prior to the Annual Meeting, a list of stockholders of record as of the Record Date will be available upon request via IR@snowflake.com for examination by any stockholder for any purpose relating to the Annual Meeting.

HOW DO I ATTEND AND ASK QUESTIONS DURING THE ANNUAL MEETING?

We will be hosting the Annual Meeting via live webcast only. You can attend the Annual Meeting live online at www.virtualshareholdermeeting.com/SNOW2025 by logging in with your control number. The meeting will start at 10:00 a.m., Mountain Time, on Wednesday, July 2, 2025. We recommend that you log in a few minutes before 10:00 a.m., Mountain Time, to ensure you are present when the Annual Meeting starts. The webcast will open 15 minutes before the start of the Annual Meeting. Stockholders attending the Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to attend the Annual Meeting, you will need your control number, which is included in the Notice or on your proxy card if you are a stockholder of record. If you are the beneficial owner of your shares, your control number is included with your voting instruction form and voting instructions received from your brokerage firm, bank, or other nominee. Instructions on how to attend and participate are available at www.virtualshareholdermeeting.com/SNOW2025.

If you would like to submit a question during the Annual Meeting, you may log in at www.virtualshareholdermeeting.com/SNOW2025 using your control number, type your question into the "Ask a Question" field, and click "Submit." When you log into the Annual Meeting, please review our rules of conduct, which have been prepared to ensure a productive and efficient meeting that is fair to all stockholders in attendance. We will answer as many questions as possible in the time allotted for the Annual Meeting. We will only answer questions that are submitted in accordance with the rules of conduct and are relevant to an agenda item to be voted on by stockholders at the Annual Meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

HOW DO I VOTE?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote (i) online during the Annual Meeting or (ii) in advance of the Annual Meeting by proxy through the internet, by telephone, or by using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the meeting, you may still attend online and vote during the meeting. In such case, your previously submitted proxy will be disregarded. For more information, see the question below titled "Can I change my vote or revoke my proxy after submitting a proxy?"

- To vote in advance of the Annual Meeting (i) through the internet, go to www.proxyvote.com to complete an electronic proxy card, or (ii) by telephone, call 1-800-690-6903. You will be asked to provide the control number from the Notice, proxy card, or instructions that accompanied your proxy materials. Votes over the internet or by telephone must be received by 11:59 p.m., Eastern Time on July 1, 2025 to be counted.

- To vote in advance of the Annual Meeting using a printed proxy card, simply complete, sign, and date the proxy card and return it promptly in the envelope provided. If you return your signed and dated proxy card to us by 11:59 p.m., Eastern Time on July 1, 2025, we will vote your shares as you direct.

- To vote online during the Annual Meeting, follow the provided instructions to join the Annual Meeting at www.virtualshareholdermeeting.com/SNOW2025, starting at 10:00 a.m., Mountain Time, on Wednesday, July 2, 2025. You will need to enter the 16-digit control number located on the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. The webcast will open 15 minutes before the start of the Annual Meeting.

Beneficial Owner: Shares Held on Your Behalf by a Brokerage Firm, Bank, or Other Nominee

If you are a beneficial owner of shares held on your behalf by a brokerage firm, bank, or other nominee, you should have received a Notice and voting instructions from that nominee rather than from us. To vote online during the Annual Meeting or direct such nominee how to vote your shares in advance of the Annual Meeting, you must follow the instructions from such nominee.

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE ANNUAL MEETING?

If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/SNOW2025.

HOW MANY VOTES DO I HAVE?

On each matter to be voted upon, each holder of shares of our common stock will have one vote per share held as of the close of business on the Record Date.

WHAT IF ANOTHER MATTER IS PROPERLY BROUGHT BEFORE THE ANNUAL MEETING?

Our board of directors does not intend to bring any other matters to be voted on at the Annual Meeting, and currently knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

CAN I VOTE MY SHARES BY FILLING OUT AND RETURNING THE NOTICE?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by proxy in advance of the Annual Meeting through the internet, request paper copies of the proxy materials, and vote in advance by telephone or by using a printed proxy card, or attend and vote online at the Annual Meeting.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the Notices to ensure that all of your shares are voted.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY AFTER SUBMITTING A PROXY?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

- Submit another properly completed proxy card with a later date;
- Grant a subsequent proxy by telephone or through the internet;
- Send a timely written notice that you are revoking your proxy to our Secretary via email at generalcounsel@snowflake.com; or
- Attend the Annual Meeting and vote online during the meeting. Simply attending the Annual Meeting will not, by itself, change your vote or revoke your proxy. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or vote in advance of the Annual Meeting by telephone or through the internet so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a beneficial owner and your shares are held in "street name" on your behalf by a brokerage firm, bank, or other nominee, you should follow the instructions provided by that nominee to change your vote. Your most current vote is the one that will be counted.

IF I AM A STOCKHOLDER OF RECORD AND I DO NOT VOTE, OR IF I RETURN A PROXY CARD OR OTHERWISE VOTE WITHOUT GIVING SPECIFIC VOTING INSTRUCTIONS, WHAT HAPPENS?

If you are a stockholder of record and do not vote through the internet, by telephone, by returning a signed and dated proxy card, or online during the Annual Meeting, your shares will not be voted and will not be counted towards the quorum requirement.

If you return a signed and dated proxy card without marking voting selections, your shares will be voted in accordance with the recommendations of our board of directors:

- **"FOR"** the election of Kelly A. Kramer, Frank Slootman, and Michael L. Speiser as Class II directors;

- **"FOR"** the approval, on a non-binding advisory basis, of the compensation of our named executive officers;

- **"FOR"** the ratification of the appointment of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2026;

- **"FOR"** the approval of an amendment to our Certificate of Incorporation to declassify our board of directors; and

- **"FOR"** the approval of an amendment to our Certificate of Incorporation to remove references to Class B common stock and rename Class A common stock to common stock.

If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

IF I AM A BENEFICIAL OWNER OF SHARES HELD IN "STREET NAME" AND I DO NOT PROVIDE MY BROKERAGE FIRM, BANK, OR OTHER NOMINEE WITH VOTING INSTRUCTIONS, WHAT HAPPENS?

If you are a beneficial owner of shares held in "street name" and you do not instruct your brokerage firm, bank, or other nominee how to vote your shares, your shares will be considered "uninstructed" and the question of whether your nominee will be able to vote your shares depends on whether, pursuant to the rules and interpretations of the New York Stock Exchange (NYSE), the proposal is deemed to be a "routine" matter or a "non-routine" matter. Brokerage firms, banks, and other nominees can use their discretion to vote "uninstructed" shares with respect to matters that are characterized by the NYSE as "routine," but not with respect to matters characterized as "non-routine." Under the NYSE rules and interpretations, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as elections of directors (even if not contested), mergers, stockholder proposals, executive compensation, and certain corporate governance proposals, even if such proposals are management-supported.

Proposals One, Two, Four, and Five are considered to be "non-routine," meaning that your brokerage firm, bank, or other nominee may not vote your shares on those proposals in the absence of your voting instructions, which would result in a "broker non-vote" and have the effect described under the section titled "How Many Votes Are Needed to Approve Each Proposal" below. Proposal Three is considered to be "routine," meaning that if you do not return voting instructions to your brokerage firm, bank, or other nominee by its deadline, your shares may be voted on Proposal Three by your brokerage firm, bank, or nominee in its discretion. Please instruct your brokerage firm, bank, or other nominee to ensure that your vote will be counted.

> If you are a beneficial owner of shares held in street name and do not plan to attend the Annual Meeting, you must provide voting instructions to your brokerage firm, bank, or other nominee by the deadline provided in the materials you receive from your nominee to ensure your shares are voted in the way you prefer.

WHAT ARE "BROKER NON-VOTES"?

As discussed above, when a beneficial owner of shares held in "street name" does not give voting instructions to the brokerage firm, bank, or other nominee holding the shares as to how to vote on matters deemed to be "non-routine," the brokerage firm, bank, or other nominee cannot vote the shares. When there is at least one "routine" matter that the broker, bank or other nominee votes on, the shares that are un-voted on "non-routine" matters are counted as "broker non-votes." Proposals One, Two, Four, and Five are "non-routine" and, therefore, broker non-votes may occur in connection with these proposals. Even with respect to routine matters, some brokers choose not to exercise discretionary voting authority.

HOW ARE VOTES COUNTED?

The inspector of election for the Annual Meeting will separately count:

- For the proposed election of the three Class II directors, votes **"FOR,"** votes to **"WITHHOLD,"** and broker non-votes;

- For the proposal to approve, on a non-binding advisory basis, the compensation of our named executive officers, votes **"FOR,"** votes **"AGAINST,"** abstentions, and broker non-votes;

- For the proposal to ratify the appointment of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2026, votes **"FOR,"** votes **"AGAINST,"** and abstentions;

- For the proposal to approve an amendment to our Certificate of Incorporation to declassify our board of directors, votes **"FOR,"** votes **"AGAINST,"** abstentions, and broker non-votes; and

- For the proposal to approve an amendment to our Certificate of Incorporation to remove references to Class B common stock and rename Class A common stock to common stock, votes **"FOR,"** votes **"AGAINST,"** abstentions, and broker non-votes.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH PROPOSAL?

Proposal One

Directors are elected by a plurality of the votes of the shares present or represented by proxy at the Annual Meeting and entitled to vote generally on the election of directors. "Plurality" means that the three nominees for Class II director who receive the largest number of votes cast **"FOR"** their election will be elected as directors. As a result, any shares not voted **"FOR"** a particular nominee, whether as a result of a **"WITHHOLD"** vote or a broker non-vote, will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote **"FOR"** or **"WITHHOLD"** your vote on any of the nominees for election as a director.

Proposal Two

The approval of the compensation of our named executive officers on a non-binding, advisory basis requires the affirmative vote of the holders of a majority of the voting power of the shares of our common stock present or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions are considered shares present and entitled to vote on this proposal and will therefore have the same effect as a vote **"AGAINST"** this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our compensation committee, however, will consider the outcome of the vote when determining the future compensation of our named executive officers.

Proposal Three

The ratification of the appointment of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2026 requires the affirmative vote of the holders of a majority of the voting power of the shares of our common stock present or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions are considered shares present and entitled to vote on this proposal and will therefore have the same effect as a vote **"AGAINST"** this proposal. Since this proposal is considered to be a "routine" matter, your brokerage firm, bank or other nominee will have discretionary authority to vote on this proposal. Broker non-votes are not expected with respect this proposal.

Proposal Four

The approval of an amendment to our Certificate of Incorporation to declassify our board of directors requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of our capital stock outstanding and entitled to vote generally in the election of directors. Abstentions and broker non-votes, if any, will have the same effect as a vote **"AGAINST"** this proposal.

Proposal Five

The approval of an amendment to our Certificate of Incorporation to remove references to Class B common stock and rename Class A common stock to common stock requires the affirmative vote of the holders of a majority of the voting power of the shares of our common stock outstanding and entitled to vote on the proposal. Abstentions and broker non-votes, if any, will have the same effect as a vote **"AGAINST"** this proposal.

WHAT IS THE QUORUM REQUIREMENT?

A quorum of stockholders is necessary to transact business at the Annual Meeting. The presence by remote communication or by proxy of the holders of a majority of the voting power of the outstanding shares of our common stock entitled to vote at the Annual Meeting shall constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your brokerage firm, bank, or other nominee) or if you vote online during the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the Annual Meeting may be adjourned by the chairperson of the Annual Meeting or the vote of the holders of a majority of the voting power of the shares represented at the Annual Meeting and entitled to vote thereon.

HOW CAN I FIND OUT THE RESULTS OF THE VOTING AT THE ANNUAL MEETING?

We expect that preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amendment to the Form 8-K to publish the final results.

WHEN ARE STOCKHOLDER PROPOSALS DUE FOR NEXT YEAR'S ANNUAL MEETING?

Requirements for stockholder proposals to be considered for inclusion in our proxy statement

To be considered for inclusion in next year's proxy statement, stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (Exchange Act), must be submitted in writing to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, Attention: Secretary. Such proposals must be received by us by the close of business (5:00 p.m., Mountain Time) on January 21, 2026 and must comply with the requirements of Rule 14a-8. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Requirements for stockholder proposals to be otherwise brought before next year's annual meeting

Our amended and restated bylaws (Bylaws) provide that, for stockholder proposals that are not to be included in next year's proxy statement pursuant to Rule 14a-8 to be considered at an annual meeting, stockholders must give timely advance written notice thereof to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, Attention: Secretary. In order to be considered timely, notice of a director nomination or proposal of other business for consideration at the 2026 annual meeting of stockholders (other than a stockholder proposal pursuant to Rule 14a-8) must be received by our Secretary in writing not later than the close of business on April 3, 2026 nor earlier than the close of business on March 4, 2026. However, if our 2026 annual meeting of stockholders is not held between June 2, 2026 and August 1, 2026, the notice must be received (A) not earlier than the close of business on the 120th day prior to the 2026 annual meeting of stockholders, and (B) not later than the close of business on the later of the 90th day prior to the 2026 annual meeting of stockholders or, if later than the 90th day prior to the 2026 annual meeting of stockholders, the 10th day following the day on which public announcement of the date of the 2026 annual meeting is first made. Any such notice to the Secretary must include the information required by our Bylaws (including, with respect to director nominations, information required by Rule 14a-19 under the Exchange Act). If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

WHO IS PAYING FOR THIS PROXY SOLICITATION?

We will pay for the cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid additional compensation for soliciting proxies. We may reimburse brokerage firms, banks, and other nominees for the cost of forwarding proxy materials to beneficial owners. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

THE BOARD OF DIRECTORS
AND CORPORATE GOVERNANCE

The following table presents, for the Class II nominees for election at the Annual Meeting and our other directors who will continue in office after the Annual Meeting, their independence, position or office held with us, and committee memberships, as well as their age as of the date of this Proxy Statement:

Name and Occupation	Age	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee	Cybersecurity Committee
Class I directors[1]						
Benoit Dageville Co-Founder & President of Products of Snowflake	58					
Mark S. Garrett Former EVP and Chief Financial Officer of Adobe	67	✓	Chair		Member	Member
William F. Scannell President, Global Sales & Customer Operations of Dell Technologies	63	✓				
Jayshree V. Ullal Chairperson, President and Chief Executive Officer of Arista Networks	64	✓		Chair		
Class II director nominees[1]						
Kelly A. Kramer Former EVP and Chief Financial Officer of Cisco	57	✓	Member		Member	
Frank Slootman Chairman of the Board and Former Chief Executive Officer of Snowflake	66					
Michael L. Speiser* Managing Director of Sutter Hill Ventures	54	✓		Member	Chair	
Class III directors[1]						
Teresa Briggs Former Vice Chair & West Region and San Francisco Managing Partner of Deloitte	64	✓	Member			
Jeremy Burton Chief Executive Officer of Observe	57					Member
Mark D. McLaughlin Former Chairman and Chief Executive Officer of Palo Alto Networks	59	✓		Member		Chair
Sridhar Ramaswamy Chief Executive Officer of Snowflake	58					

*   Lead independent director.

(1) Class II director nominees are up for election at the Annual Meeting and will continue in office until the 2028 annual meeting of stockholders if elected. Class I directors will continue in office until the 2027 annual meeting of stockholders. Class III directors will continue in office until the 2026 annual meeting of stockholders.

Set forth below is biographical information for each of the Class II director nominees and each person whose term of office as a director will continue after the Annual Meeting. This includes information regarding each director's experience, qualifications, attributes, or skills that led our board of directors to recommend them for board service.

NOMINEES FOR ELECTION AT THE ANNUAL MEETING

KELLY A. KRAMER

Kelly A. Kramer has served as a member of our board of directors since January 2020. From January 2015 to December 2020, Ms. Kramer served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc. (Cisco), a worldwide technology company. From January 2012 to January 2015, Ms. Kramer served in various finance roles at Cisco, including Senior Vice President, Corporate Finance and Senior Vice President, Business Technology and Operations Finance. Prior to Cisco, she served in various finance roles at GE Healthcare Systems, GE Healthcare Diagnostic Imaging, and GE Healthcare Biosciences. Ms. Kramer currently serves on the board of directors of Gilead Sciences, Inc. and Coinbase Global, Inc. Ms. Kramer holds a B.S. degree in Mathematics from Purdue University. **We believe Ms. Kramer is qualified to serve on our board because of her financial expertise and management experience.**

FRANK SLOOTMAN

Frank Slootman has served as a member of our board of directors since April 2019 and as Chairman of our board of directors since December 2019. Mr. Slootman also served as our Chief Executive Officer from April 2019 to February 2024. Before joining us, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc. (ServiceNow), an enterprise information technology cloud company, from October 2016 to June 2018. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation (EMC), a computer data storage company, which was acquired by Dell Technologies Inc. (Dell), and as an advisor from January 2011 to February 2012. From July 2003 until its acquisition by EMC in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation (Data Domain), an electronic storage solution company. Mr. Slootman currently serves on the board of directors of Maplebear Inc. (d/b/a Instacart) and several private companies.. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc. (Pure Storage) from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. **We believe Mr. Slootman is qualified to serve on our board because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies, as well as his present and past board service at a number of other publicly traded companies.**

MICHAEL L. SPEISER

Michael L. Speiser has served as a member of our board of directors since our inception in July 2012, and as our lead independent director since December 2019. Mr. Speiser also served as our part-time Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. Since 2008, Mr. Speiser has served as a Managing Director at Sutter Hill Ventures, a venture capital firm. Mr. Speiser currently serves on the board of directors of Workday, Inc. Mr. Speiser previously served on the board of directors of Pure Storage until 2019, and currently serves on the board of several private companies. Mr. Speiser holds a B.A. degree in Political Science from the University of Arizona and an M.B.A. from Harvard Business School. **We believe Mr. Speiser is qualified to serve on our board because of his leadership and operational experience in the technology industry and knowledge of high-growth companies.**

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2026 ANNUAL MEETING OF STOCKHOLDERS

TERESA BRIGGS

Teresa Briggs has served as a member of our board of directors since December 2019. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP (Deloitte), a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs also served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs currently serves on the board of directors and the audit committees of ServiceNow, DocuSign, Inc., and Warby Parker Inc. Ms. Briggs previously served on the board of directors of VG Acquisition Corp. Ms. Briggs also served as an adjunct member of Deloitte's Center for Board Effectiveness. In 2019, she was a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. **We believe Ms. Briggs is qualified to serve on our board because of her financial expertise and management experience.**

JEREMY BURTON

Jeremy Burton has served as a member of our board of directors since March 2016. Since November 2018, Mr. Burton has served as the Chief Executive Officer of Observe, Inc. (Observe), an information technology and services company. Prior to Observe, Mr. Burton served as Executive Vice President, Marketing & Corporate Development of Dell, a worldwide technology company, from September 2016 to April 2018, and in various roles at EMC, which was acquired by Dell, including as President of Products from April 2014 to September 2016 and Executive Vice President and Chief Marketing Officer from March 2010 to March 2014. Mr. Burton holds a B.Eng. (Hons) degree in Information Systems Engineering from the University of Surrey. **We believe Mr. Burton is qualified to serve on our board because of his operational and marketing expertise.**

MARK D. MCLAUGHLIN

Mark D. McLaughlin has served as a member of our board of directors since April 2023. From 2011 until 2018, Mr. McLaughlin served as Chief Executive Officer and Chairman of the Board of Palo Alto Networks, Inc. (Palo Alto Networks), a global cybersecurity company, and as Vice Chairman of the Board until December 2022. From 2009 through 2011, Mr. McLaughlin served as President and Chief Executive Officer of VeriSign, Inc. (VeriSign), a provider of internet infrastructure services. Prior to that, Mr. McLaughlin served in several roles at VeriSign, including as Executive Vice President, Products and Marketing. President Barack Obama appointed Mr. McLaughlin to serve on the President's National Security Telecommunications Advisory Committee in January 2011, and he served on this Committee until April 2023. Mr. McLaughlin currently serves as Chairman of the board of directors of Qualcomm, Incorporated and as a director of Rubrik, Inc. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University School of Law. **We believe Mr. McLaughlin is qualified to serve on our board because of his leadership experience and knowledge of the technology and cybersecurity industry.**

SRIDHAR RAMASWAMY

Sridhar Ramaswamy has served as our Chief Executive Officer and as a member of our board of directors since February 2024 and previously served in various roles at Snowflake, including as our Senior Vice President, Artificial Intelligence, from June 2023 to February 2024. From October 2018 to February 2024, Mr. Ramaswamy served as a Venture Partner at Greylock Partners, a venture capital firm. From January 2019 to May 2023, Mr. Ramaswamy served as Chief Executive Officer of Neeva Inc. (Neeva), a private technology company, which we acquired in 2023. From August 2017 to December 2019, Mr. Ramaswamy served as a member of the board of directors of Palo Alto Networks, a global cybersecurity company. From March 2013 to October 2018, Mr. Ramaswamy served as Senior Vice President, Ads & Commerce at Google LLC (Google), a multinational technology company. From April 2003 to March 2013, Mr. Ramaswamy served in various roles in Google's engineering group, including as Senior Vice President, Engineering. Mr. Ramaswamy holds a B.S. degree in Computer Science from the Indian Institute of Technology Madras and M.S. and Ph.D. degrees in Computer Science from Brown University. **We believe Mr. Ramaswamy is qualified to serve on our board because of his management experience, prior board experience, and knowledge of artificial intelligence.**

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2027 ANNUAL MEETING OF STOCKHOLDERS

BENOIT DAGEVILLE

Benoit Dageville is one of our co-founders and has served as a member of our board of directors since August 2012. Mr. Dageville currently serves as our President of Products, and previously served as our Chief Technology Officer from August 2012 to May 2019. Before our founding, Mr. Dageville served in various engineering roles at Oracle Corporation, a software and technology company, including as Architect in the Manageability Group from January 2002 to July 2012. Mr. Dageville holds B.S., M.S., and Ph.D. degrees in Computer Science from Jussieu University. **We believe Mr. Dageville is qualified to serve on our board because of his experience and perspective as one of our co-founders as well as his extensive experience driving product innovation.**

MARK S. GARRETT

Mark S. Garrett has served as a member of our board of directors since April 2018. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated, a global software company, from February 2007 to April 2018. From June 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC, a computer data storage company, which was acquired by Dell. Mr. Garrett currently serves on the board of directors of GoDaddy Inc. and Cisco. He previously served on the board of directors of Informatica Corporation, from October 2008 to August 2015, Model N, Inc., from January 2008 to May 2016, Pure Storage, from July 2015 to December 2021, and NightDragon Acquisition Corp., from February 2021 to December 2022. Mr. Garrett holds a B.S. degree in Accounting and Marketing from Boston University and an M.B.A. degree from Marist College. **We believe Mr. Garrett is qualified to serve on our board because of his financial expertise and management experience.**

WILLIAM F. SCANNELL

William F. Scannell has served as a member of our board of directors since May 2025. Since February 2020, Mr. Scannell has served as President, Global Sales and Customer Operations for Dell, a worldwide technology company, overseeing Sales, Presales, Specialty Sales, OEM and the Global Alliances and Channel operations. In this role, Mr. Scannell is responsible for go-to-market strategy and driving global growth by delivering Dell's solutions to organizations in established and new markets globally. Mr. Scannell previously served as Dell's President, Global Enterprise Sales and Customer Operations from September 2017 to January 2020. Prior to joining Dell, Mr. Scannell served as President, Global Sales and Customer Operations at EMC until EMC was acquired by Dell in September 2016. Mr. Scannell currently serves on the board of directors of IonQ, Inc. Mr. Scannell holds a B.S. degree in Business Management from Northeastern University. **We believe Mr. Scannell is qualified to serve on our board because of his extensive go-to-market and operational experience as a senior sales executive in the technology industry.**

JAYSHREE V. ULLAL

Jayshree V. Ullal has served as a member of our board of directors since June 2020. Ms. Ullal has served as Chief Executive Officer, President, and a member of the board of directors of Arista Networks, Inc., a cloud networking company, since October 2008 and as Chairperson of the board since December 2023. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco, a worldwide technology company, with her last position as senior vice president of the data center, switching and services group. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award. **We believe Ms. Ullal is qualified to serve on our board because of her extensive experience as a senior executive and chief executive officer in the cloud computing industry.**

INDEPENDENCE OF OUR BOARD OF DIRECTORS

Our common stock is listed on the NYSE. Under the listing standards of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and governance committees must be independent. A director will only qualify as an "independent director" if the listed company's board of directors affirmatively determines that the director does not have a material relationship with the company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the company) that, in the opinion of the listed company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing standards of the NYSE. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing standards of the NYSE.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has affirmatively determined that each of our directors, other than Mr. Burton, Mr. Dageville, Mr. Ramaswamy, and Mr. Slootman, is "independent" as that term is defined under the listing standards of the NYSE and the applicable rules and regulations of the SEC. Stephen B. Burke, our former director who stepped down on July 2, 2024, was also determined to be independent during the period he served on our board of directors.

In making these affirmative determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company, and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled "Transactions with Related Persons." In cases where we have business transactions with an entity and a director determined to be independent serves on the board of directors of that entity and/or holds equity interests in such entity, our board of directors has assessed such transactions and determined that they do not impact the independence of such director because the director does not have a material interest in those transactions and they were conducted at arm's length. The board will continue to consider the specific facts and circumstances around any such ongoing or future transactions in determining director independence. In addition, with respect to Mr. Speiser's independence, our board of directors also considered his previous relationship with Snowflake from August 2012 to June 2014. During this period, Mr. Speiser served as our part-time Chief Executive Officer and Chief Financial Officer, while our founders focused on developing our original technology. Our board of directors has determined that such service does not impact Mr. Speiser's independence because (i) Mr. Speiser has not served in these capacities for over 10 years, (ii) during this time, Mr. Speiser continued to be employed by Sutter Hill Ventures and his part-time role as an officer was in furtherance of Sutter Hill Ventures' investment, (iii) it was an interim position until Snowflake hired a full-time, non-founder chief executive officer, and (iv) our board of directors does not believe that Mr. Speiser has any relationship with Snowflake, whether due to his prior service as an officer or otherwise, that interferes with his exercise of independent judgment.

BOARD LEADERSHIP

Our nominating and governance committee periodically considers the leadership structure of our board of directors and makes such recommendations to our board of directors as our nominating and governance committee deems appropriate. Under our corporate governance guidelines, our board of directors does not have a policy regarding whether the role of the chairperson of the board of directors and the Chief Executive Officer should be separate or combined, and the board believes that Snowflake should maintain flexibility to select a chairperson and determine the appropriate leadership structure based on criteria that are in the best interests of Snowflake and its stockholders at such time. Our board periodically reviews its leadership structure to evaluate whether the structure remains appropriate for us. Our corporate governance guidelines also provide that, in the event that the chairperson of the board of directors is not independent, the independent members of our board of directors will designate a "lead independent director."

Currently, our board of directors believes that it is in the best interests of our company and our stockholders to separate the roles of chairperson of our board and Chief Executive Officer, and to have our former Chief Executive Officer, Mr. Slootman, continue to serve as Chairman given his knowledge of our company and industry and his strategic vision. Because Mr. Slootman previously served as both our Chief Executive Officer and Chairman, and in accordance with our corporate governance guidelines, the independent members of our board of directors believe it is desirable for Michael L. Speiser to continue to serve as lead independent director. As lead independent director, Mr. Speiser provides leadership to our board of directors if circumstances arise in which the role of Chairman of our board of directors may be, or may be perceived to be, in conflict, and performs such additional duties as our board of directors may otherwise determine and delegate, including, among other things, (i) presiding over meetings of our board of directors at which the performance or compensation of the board of directors or the Chief Executive Officer is discussed, (ii) convening meetings of the independent members of our board of directors, as appropriate, (iii) acting as principal liaison between the independent members of our board of directors and our Chief Executive Officer, and (iv) being available for consultation and direct communication with stockholders as deemed appropriate. Our board of directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our board of directors, and sound corporate governance policies and practices. Our board of directors believes that its program for overseeing risks, as described below, would be effective under a variety of leadership frameworks.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our board of directors oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for our company. Our board of directors plays an integral role in guiding management's risk tolerance and determining an appropriate level of risk.

While our full board of directors has overall responsibility for evaluating key business risks, its committees monitor and report to our board of directors on certain risks. Our audit committee monitors our major financial and reporting risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, and directly supervises our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our nominating and governance committee oversees risks associated with director independence and the composition and organization of our board of directors, monitors the effectiveness of our corporate governance guidelines, plans for leadership succession, and provides general oversight of our other corporate governance policies and practices. Our cybersecurity committee oversees our cybersecurity risks, the implementation and maintenance of our cybersecurity program, data governance, compliance with applicable information security laws, and our disclosure controls relating to cybersecurity.

In connection with its reviews of the operations of our business, our full board of directors addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees. Our board of directors appreciates the evolving nature of our business and industry and is actively involved in monitoring new threats and risks as they emerge.

At periodic meetings of our board of directors and its committees, management reports to and seeks guidance from our board of directors and its committees with respect to the most significant risks that could affect our business, such as legal risks, competition risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management provides our audit committee periodic reports on our compliance programs and investment policy and practices.

BOARD MEETINGS AND COMMITTEES

Our board of directors is responsible for the oversight of management and our corporate strategy and for establishing corporate policies. Our board of directors meets periodically during the year to review significant developments affecting us and to act on matters requiring its approval. Our board of directors met five times during our last fiscal year. Our board of directors has established an audit committee, a compensation committee, a nominating and governance committee, and a cybersecurity committee. The audit committee met five times during our last fiscal year. The compensation committee met five times during our last fiscal year. The nominating and governance committee met four times during our last fiscal year. The cybersecurity committee met eight times during our last fiscal year. During our last fiscal year, each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she served as a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served. We encourage our directors and nominees for director to attend our Annual Meeting. Eight of our eleven then-current directors attended our 2024 annual meeting of stockholders (2024 Annual Meeting).

During our last fiscal year, our independent directors met three times in regularly scheduled executive sessions at which only independent directors were present, and our non-employee directors meet twice in regularly scheduled executive sessions at which only non-employee directors were present. Mr. Speiser, our lead independent director, presided over these executive sessions.

The composition and responsibilities of each of the standing committees of our board of directors are described below. Members serve on these committees until their resignation or removal from such positions or the expiration of their term as a director, or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

CURRENT MEMBERS: TERESA BRIGGS, MARK S. GARRETT (CHAIR), AND KELLY A. KRAMER

QUALIFICATIONS

Our board of directors has determined that each of our audit committee members satisfies the additional independence requirements under the NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements, and our board of directors has determined that each of Ms. Briggs, Mr. Garrett, and Ms. Kramer is an "audit committee financial expert" within the meaning of SEC regulations.

RESPONSIBILITIES

The principal duties and responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
- helping to ensure the independence and performance of the independent registered public accounting firm;
- helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accounting firm, our interim and year-end operating results;
- developing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
- helping to oversee legal and regulatory compliance;
- reviewing our policies on risk assessment and risk management;
- overseeing the organization and performance of our internal audit function;
- reviewing treasury operations and establishing our investment policy to govern our cash investment program;
- reviewing and approving related party transactions;
- obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our board of directors has determined that the simultaneous service by Ms. Briggs on the audit committee of more than three public companies does not impair her ability to effectively serve on our audit committee. In arriving at this determination, our board of directors examined Ms. Briggs' scope of experience, the time commitment associated with service on other audit committees, and other relevant factors. Our audit committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

Compensation Committee

CURRENT MEMBERS: MARK D. MCLAUGHLIN, MICHAEL L. SPEISER, AND JAYSHREE V. ULLAL (CHAIR)

QUALIFICATIONS

Our board of directors has determined that each of our compensation committee members satisfies the additional independence requirements under the NYSE listing standards and is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act. The compensation committee has a compensation subcommittee, consisting of Mr. McLaughlin and Ms. Ullal, to which our board of directors has delegated the responsibility for approving transactions between us and our officers and directors that are within the scope of Rule 16b-3 promulgated under the Exchange Act.

RESPONSIBILITIES

The principal duties and responsibilities of our compensation committee include, among other things:

- approving the retention of compensation consultants and outside service providers and advisors to the compensation committee;
- reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives, and other terms of employment of our executive officers, including evaluating the performance of our Chief Executive Officer and, with his assistance, that of our other executive officers;
- reviewing and recommending to our board of directors the compensation of our directors;
- administering our equity and non-equity incentive plans;
- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;
- preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC;
- reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and
- reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

PROCESSES AND PROCEDURES FOR COMPENSATION DECISIONS

Our compensation committee is primarily responsible for establishing and reviewing our overall compensation strategy. In addition, our compensation committee oversees our compensation and benefit plans and policies, administers our equity incentive plans, and reviews and approves all compensation decisions relating to our executive officers, including our Chief Executive Officer. Our compensation committee considers recommendations from our Chief Executive Officer regarding the compensation of our other executive officers.

Our board of directors has adopted an Equity Award Policy, pursuant to which it delegated authority to our Chief Executive Officer, in his capacity as a member of our board of directors, to grant and modify, without any further action required by our board of directors or compensation committee, certain stock options, restricted stock units, and other equity incentive awards to our employees and other service providers who are neither executive officers nor certain other members of management. As part of the board's oversight function, our compensation committee reviews on a quarterly basis the grants awarded under the Equity Award Policy. The delegation of authority under the Equity Award Policy is not exclusive, and both our board of directors and our compensation committee retain the right to grant and modify equity awards.

Under its charter, our compensation committee has the right to retain or obtain the advice of compensation consultants, independent legal counsel, and other advisers. For the fiscal year ended January 31, 2025 and for prior fiscal years, our compensation committee retained Compensia, Inc. (Compensia), a compensation consulting firm with compensation expertise relating to technology companies, to provide it with market information, analysis, and other advice relating to executive compensation on an ongoing basis. Compensia was engaged directly by our compensation committee to, among other things, assist in developing an appropriate group of peer companies and prepare comparative analyses of executive compensation levels to help us determine the appropriate level of overall compensation for our executive officers and non-employee directors, as well as to assess each separate element of executive officer and non-employee director compensation, with a goal of ensuring that the compensation we offer to our executive officers and non-employee directors is competitive, fair, and appropriately structured. Compensia does not provide any non-compensation related services to us, and maintains a policy that is specifically designed to prevent conflicts of interest.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For the fiscal year ended January 31, 2025, our compensation committee consisted of Mr. McLaughlin, Mr. Speiser, and Ms. Ullal. None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees, except Michael L. Speiser, who served as our part-time Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Nominating and Governance Committee

CURRENT MEMBERS: MARK S. GARRETT, KELLY A. KRAMER, AND MICHAEL L. SPEISER (CHAIR)

QUALIFICATIONS

Our board of directors has determined that each of our nominating and governance committee members is independent under the NYSE listing standards.

RESPONSIBILITIES

The nominating and governance committee's responsibilities include, among other things:

- identifying, evaluating, and recommending that our board of directors approve, nominees for election to our board of directors and its committees;

- reviewing and evaluating succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed these positions;

- approving the retention of director search firms;

- evaluating the performance of our board of directors, committees of our board of directors, and individual directors;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

- evaluating stockholder engagement activities and strategy; and

- evaluating the adequacy of our corporate governance practices and reporting.

Our nominating and governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE and is available to stockholders on our website at www.investors.snowflake.com.

NOMINATION TO THE BOARD OF DIRECTORS

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of the nominating and governance committee in accordance with the nominating and governance committee's charter, our policies, our Certificate of Incorporation and Bylaws, our corporate governance guidelines, and the requirements of applicable law. In recommending candidates for nomination, the nominating and governance committee considers candidates recommended by directors, officers, and employees, as well as candidates that are properly submitted by stockholders in accordance with our policies and Bylaws, using the same criteria to evaluate all such candidates.

A stockholder that wishes to recommend a candidate for consideration by our nominating and governance committee may send a letter directed to our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, which must set forth the candidate's name, business and residence address, biographical information, and the number of Snowflake shares held of record and beneficially by the candidate. A stockholder that wishes to formally nominate a candidate for election to our board of directors must comply with our bylaw provisions relating to director nominations.

Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate. In addition, the nominating and governance committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Cybersecurity Committee

CURRENT MEMBERS: JEREMY BURTON, MARK S. GARRETT, AND MARK D. MCLAUGHLIN (CHAIR)

QUALIFICATIONS

Our board of directors has determined that each of our cybersecurity committee members has the expertise to serve on the cybersecurity committee, including, but not limited to, prior work experience, degrees or certifications, or relevant knowledge and skills.

RESPONSIBILITIES

The principal duties and responsibilities of our cybersecurity committee include, among other things:

- overseeing the quality and effectiveness of Snowflake's policies, procedures, plans, and execution with respect to the cybersecurity of its information technology, network systems, products, and services;

- overseeing our management of risks from cybersecurity threats;

- overseeing our compliance with disclosure obligations in public filings regarding material security incidents and its cybersecurity risk management and governance;

- reviewing periodically with management the cybersecurity risks related to our use of artificial intelligence (AI) in connection with its products and services and information technology and network systems, as well as the effectiveness of our policies, procedures, and execution thereof at addressing such risks;

- periodically reviewing our security certification program, including our current and planned certifications, the regulations and market opportunities such certifications are intended to address, our achievement of our plans, and our relative performance compared to our competitors; and

- reviewing our cyber insurance policies to ensure appropriate coverage.

The purpose of the cybersecurity committee is to assist our board of directors in fulfilling its oversight responsibility with respect to the management of cybersecurity risks related to our products and services as well as its information technology and network systems, including overseeing our implementation and maintenance of cybersecurity measures, data governance, and compliance with security laws. Our cybersecurity committee operates under a written charter which is available to stockholders on our website at www.investors.snowflake.com.

DIRECTOR QUALIFICATIONS

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal, regulatory and NYSE listing requirements, and the provisions of our Certificate of Incorporation and Bylaws, our board of directors believes that candidates for director should have certain minimum qualifications, including the highest personal integrity and ethics, the ability to read and understand basic financial statements, and being older than 21 years old. In addition, our board of directors will consider the following factors in considering each director candidate: (i) relevant expertise to offer advice and guidance to management, (ii) sufficient time to devote to Snowflake's affairs, (iii) excellence in his or her field, (iv) the ability to exercise sound business judgment, (v) contribution to the board of directors' diversity of background and experience, and (vi) commitment to rigorously represent the long-term interests of Snowflake's stockholders.

The matrix below summarizes what our board of directors believes to be some of the desirable types of experience and skills possessed by our Class II director nominees and each director whose term will continue after the Annual Meeting because of their relevance to our business and strategy. The following matrix does not encompass all types of experience or skills of our board of directors.

Key Skill or Experience	Ramaswamy	Slootman	Dageville	Briggs	Burton	Garrett	Kramer	McLaughlin	Scannell	Speiser	Ullal
Executive leadership at a public company	✓	✓	✓		✓	✓	✓	✓	✓		✓
Executive leadership at a $10 billion+ annual revenue company	✓			✓	✓		✓		✓		✓
Operational leadership at a high-growth company	✓	✓	✓		✓	✓		✓	✓	✓	✓
Other public company board	✓	✓		✓		✓	✓	✓	✓	✓	✓
Sales, marketing, or brand management		✓			✓			✓	✓	✓	✓
Cybersecurity			✓		✓			✓			✓
Cloud-based offerings	✓	✓	✓		✓	✓		✓	✓	✓	✓
Financial statements and accounting				✓		✓	✓				
Artificial intelligence/ Machine learning	✓		✓							✓	✓

When considering nominees, our board of directors and nominating and governance committee may take into consideration other factors, including, but not limited to, the current composition of our board of directors, our current operating requirements, the candidates' character, integrity, judgment, independence, areas of expertise, corporate experience, length of service, and potential conflicts of interest, the candidates' other commitments, and the long-term interests of our stockholders. Our board of directors and nominating and governance committee evaluate the foregoing factors, among others, and do not assign any particular weighting or priority to any of the factors.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders or interested parties who wish to communicate with our board of directors or with an individual director may do so by mail to our board of directors or the individual director, care of our Secretary at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715. In accordance with our corporate governance guidelines, our General Counsel or legal department, in consultation with appropriate directors as deemed necessary by the General Counsel, will review all incoming stockholder communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations, and patently offensive or otherwise inappropriate material) and, if appropriate, will route such communications to the appropriate director(s) or, if none is specified, to the chairperson of the board of directors or the lead independent director.

CORPORATE GOVERNANCE GUIDELINES

Our board of directors has adopted corporate governance guidelines to help ensure that our board of directors has the necessary practices in place to review and evaluate our business operations and make decisions that are independent of our management. The corporate governance guidelines set forth the practices our board of directors follows with respect to board composition and selection, board meetings and involvement of senior management, executive officer performance evaluation and succession planning, board compensation, director education, and conflicts of interest. The corporate governance guidelines, as well as the charters for each committee of our board of directors, are posted on our website at www.investors.snowflake.com.

GLOBAL CODE OF CONDUCT AND ETHICS

We have adopted a Global Code of Conduct and Ethics that applies to all our employees, officers, contractors, and directors, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Global Code of Conduct and Ethics is posted on our website at www.investors.snowflake.com. We intend to disclose on our website any future amendments of our Global Code of Conduct and Ethics or waivers from provisions in the Global Code of Conduct and Ethics to the extent required by applicable rules.

INSIDER TRADING POLICY AND PROHIBITION ON HEDGING, SHORT SALES, AND PLEDGING

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of Snowflake securities by directors, officers, employees, and contractors that is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as internal procedures designed to further the foregoing purposes. From time to time, we may engage in transactions in our own securities, and under the Insider Trading Policy, it is our policy to comply with applicable insider trading laws, rules, and regulations with respect to such transactions. A copy of our Insider Trading Policy is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 filed with the SEC.

Our Insider Trading Policy also prohibits short sales, transactions in put or call options, hedging transactions (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), margin accounts, pledges, or other inherently speculative transactions with respect to any Snowflake securities.

DIRECTOR COMPENSATION

The following table presents information regarding compensation earned by or paid to our non-employee directors for the fiscal year ended January 31, 2025.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1][2]	TOTAL ($)
Teresa Briggs	43,000	325,281	368,281
Jeremy Burton	38,000	325,281	363,281
Mark S. Garrett	68,000	325,281	393,281
Kelly A. Kramer	46,478	325,281	371,759
Mark D. McLaughlin	52,500	325,281	377,781
Michael L. Speiser	72,500	325,281	397,781
Jayshree V. Ullal	48,000	325,281	373,281
Stephen B. Burke[3]	19,792	—	19,792

(1) The amounts reported represent the grant date fair value of the restricted stock unit awards with only time-based vesting requirements (RSU awards or RSUs) granted under our 2020 Equity Incentive Plan (2020 Plan) to our non-employee directors in accordance with our Non-Employee Director Compensation Policy, calculated in accordance with FASB Accounting Standards Codification (ASC) Topic 718 (Topic 718). The grant date fair value of these RSUs, as reported in this column, is determined based on the closing price of our common stock reported by the NYSE on the date of grant. For fiscal year 2025, all of the RSU awards were granted on July 2, 2024, the date of our 2024 Annual Meeting. For more information regarding the assumptions used in calculating the grant date fair value of our equity awards, see Note 2 and Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. Such grant date fair value does not take into account any estimated forfeitures related to service-based vesting conditions. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the directors.

(2) The following table presents the aggregate number of shares of our common stock underlying outstanding stock options and unvested RSU awards held by our non-employee directors as of January 31, 2025:

NAME	NUMBER OF SHARES UNDERLYING OUTSTANDING STOCK OPTIONS (#)[a]	NUMBER OF SHARES UNDERLYING UNVESTED RSU AWARDS (#)
Teresa Briggs	30,000	2,292
Jeremy Burton	36,459	2,292
Mark S. Garrett	567,000	2,292
Kelly A. Kramer	50,000	2,292
Mark D. McLaughlin	—	6,843
Michael L. Speiser	—	2,292
Jayshree V. Ullal	50,000	2,292
Stephen B. Burke	—	—

(a)   The stock options reported in this column were granted prior to our initial public offering (IPO) in September 2020.

(3)   Mr. Burke stepped down as a member of our board of directors upon expiration of his term at the conclusion of the 2024 Annual Meeting.

The table above does not include Mr. Scannell, who was appointed to our board of directors in May 2025. The following directors did not receive any additional compensation for their service as a director: (i) Sridhar Ramaswamy, our Chief Executive Officer, (ii) Frank Slootman, our Chairman and former Chief Executive Officer, and (iii) Benoit Dageville, our President of Products. Mr. Slootman's equity awards granted to him while he was an employee continue to vest in accordance with their original terms due to his continuous service as a member of our board of directors. For so long as any of his equity awards remain outstanding and continue to vest, Mr. Slootman will forgo any compensation otherwise payable to him under our Non-Employee Director Compensation Policy. The compensation of each of Mr. Ramaswamy and Mr. Slootman as a named executive officer is set forth below under "Executive Compensation—Summary Compensation Table."

NON-EMPLOYEE DIRECTOR COMPENSATION

We have adopted a Non-Employee Director Compensation Policy, which was amended and restated in November 2023 and further amended in August 2024, pursuant to which our non-employee directors receive the following compensation.

EQUITY COMPENSATION

In accordance with the limitations provided in the 2020 Plan, each new non-employee director who joins our board of directors will automatically receive an RSU award for common stock having a value of $1,000,000 based on the fair market value of the underlying common stock on the date of grant (Initial RSU Award). Each Initial RSU Award will vest over three years, with one-third of the Initial RSU Award vesting on the first, second, and third anniversary of the date of grant, subject to the director's continuous service through each applicable vesting date.

On the date of each annual meeting of our stockholders, each person who is then a non-employee director (excluding any non-employee director who was appointed in the same calendar year as such annual meeting) will automatically receive an RSU award for common stock having a value of $300,000 based on the average fair market value of the underlying common stock for the ten trading days (or, prior to the August 2024 amendment to the Non-Employee Director Compensation Policy, twenty trading days) prior to and ending on the date of grant (Annual RSU Award). Each Annual RSU Award will vest on the earlier of (i) the date of the following year's annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director's service as a director ends at such meeting due to the director's failure to be re-elected or the director not standing for re-election); or (ii) the first anniversary of the date of grant, subject to the director's continuous service through each applicable vesting date.

All outstanding awards held by each non-employee director who is in service as of immediately prior to a Corporate Transaction (as defined in the 2020 Plan) will become fully vested as of immediately prior to the closing of such Corporate Transaction.

CASH COMPENSATION

Subject to the limits on non-employee director compensation set forth in the 2020 Plan, for each calendar year following the year in which such director is appointed, each non-employee director is entitled to receive the following cash compensation for service on our board of directors and its committees as follows:

- $33,000 annual cash retainer for service as a board member and an additional annual cash retainer of $20,000 for service as lead independent director of our board of directors, if applicable;

- $10,000 annual cash retainer for service as a member of the audit committee and $25,000 annual cash retainer for service as chair of the audit committee (in lieu of the committee member service retainer);

- $9,500 annual cash retainer for service as a member of the compensation committee and $15,000 annual cash retainer for service as chair of the compensation committee (in lieu of the committee member service retainer);

- $5,000 annual cash retainer for service as a member of the nominating and governance committee and $10,000 annual cash retainer for service as chair of the nominating and governance committee (in lieu of the committee member service retainer); and

- $5,000 annual cash retainer for service as a member of the cybersecurity committee and $10,000 annual cash retainer for service as chair of the cybersecurity committee (in lieu of the committee member service retainer).

The annual cash compensation amounts are payable in equal quarterly installments, following the end of each quarter in which the service occurred, pro-rated for any partial months of service.

EXPENSES

We will reimburse each eligible non-employee director for ordinary, necessary, and reasonable out-of-pocket travel expenses to cover in-person attendance at meetings of our board of directors and any committee of the board. Our directors are also encouraged and provided with opportunities to participate in educational programs that would assist them in discharging their duties as a member of our board of directors. Pursuant to our corporate governance guidelines, we will reimburse each of our non-employee directors up to $10,000 each fiscal year in connection with their participation in such programs.

PROPOSAL
ONE
Election of Directors

Our board of directors currently consists of eleven members and is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. At each annual meeting of stockholders, each successor to a director whose term then expires will be elected to serve from the time of election until the third annual meeting of stockholders following the election and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, or removal. The effect that the proposal to amend our Certificate of Incorporation to declassify our Board of Directors would have on our classified board structure and our directors' respective terms of office is described below under the section titled "Proposal Four—Amendment to Our Certificate of Incorporation to Declassify our Board of Directors."

Our directors are divided into the three classes as follows:

- the Class I directors are Benoit Dageville, Mark S. Garrett, William F. Scannell, and Jayshree V. Ullal, whose terms will expire at the annual meeting of stockholders to be held in 2027;

- the Class II directors are Kelly A. Kramer, Frank Slootman, and Michael L. Speiser, whose terms will expire at the upcoming Annual Meeting; and

- the Class III directors are Teresa Briggs, Jeremy Burton, Mark D. McLaughlin, and Sridhar Ramaswamy, whose terms will expire at the annual meeting of stockholders to be held in 2026.

Each of Kelly A. Kramer, Frank Slootman, Michael L. Speiser is currently a member of our board of directors and, at the recommendation of our nominating and governance committee, has been nominated for election to serve as a Class II director. Each of these nominees has agreed to be named in this Proxy Statement and to serve if elected at the Annual Meeting. Our management has no reason to believe that any nominee will be unable to serve. If elected at the Annual Meeting, each of these nominees will serve until the annual meeting of stockholders to be held in 2028 and until his or her successor has been duly elected and qualified, or until the director's earlier death, resignation, or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. If any nominee becomes unavailable for election or unable to serve, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee selected by our board of directors, or our board of directors may decrease its size.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF OUR CLASS II DIRECTOR NOMINEES

PROPOSAL
TWO

Non-Binding Advisory Vote on the Compensation of our Named Executive Officers

At the 2022 annual meeting of stockholders, our stockholders indicated, by a non-binding advisory vote, that they agreed with Snowflake's recommendation that it solicit a non-binding advisory vote on the compensation of our named executive officers, commonly referred to as "say-on-pay," every year. Our board of directors has adopted a policy that is consistent with that preference.

The say-on-pay vote is being presented pursuant to Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the related compensation philosophy, policies, and practices described in this Proxy Statement. The compensation of our named executive officers subject to this proposal is disclosed in the section titled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables, and the related narrative disclosure contained in this Proxy Statement. As discussed in those disclosures, we believe that our compensation policies and decisions are strongly aligned with our stockholders' interests and consistent with current market practices. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment.

Accordingly, our board of directors is asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement by casting a non-binding advisory vote "**FOR**" the following resolution:

> "**RESOLVED**, that the compensation paid to Snowflake's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby APPROVED."

Because the vote is advisory, it is not binding on our board of directors or on Snowflake. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to our management and our board of directors, and, accordingly, our board of directors and our compensation committee intend to consider the results of this vote in making future determinations regarding compensation arrangements for our named executive officers.

Unless our board of directors decides to modify its policy regarding the frequency of soliciting non-binding advisory votes on the compensation of our named executives, the next scheduled say-on-pay vote will be at the 2026 annual meeting of stockholders.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

PROPOSAL
THREE
Ratification of Independent Registered Public Accounting Firm

The audit committee of our board of directors has appointed PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2026, and has further directed that management submit the appointment of PwC as our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PwC has served as our independent registered public accounting firm since 2019. Representatives of PwC are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the appointment of PwC as our independent registered public accounting firm. However, the audit committee of our board of directors is submitting the appointment of PwC to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the appointment, the audit committee of our board of directors will review its future appointment of PwC as our independent registered public accounting firm. Even if the appointment is ratified, the audit committee of our board of directors may, in its sole discretion, direct the appointment of a different independent accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of Snowflake and its stockholders.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PwC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate audit fees billed and expected to be billed to us by PwC for the indicated fiscal years and the fees billed to us by PwC for all other services rendered during the indicated fiscal years:

	FISCAL YEAR ENDED JANUARY 31,	
	2025	2024
	($) (IN THOUSANDS)	
Audit Fees[1]	4,775	4,507
Audit-Related Fees[2]	1,219	860
Tax Fees[3]	971	1,630
All Other Fees[4]	17	28
Total Fees	6,982	7,025

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, reviews of our quarterly condensed consolidated financial statements, statutory and regulatory filings or engagements, and issuance of comfort letters for our convertible senior notes.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees." This primarily consists of fees for (i) service organization control audits under Statement on Standards for Attestation Engagements No.18, (ii) HITRUST certification and readiness assessment, and (iii) certain other attest reports.

(3) Tax fees consist of fees for transfer pricing services and consultation on tax matters.

(4) All other fees consist of software subscription fees.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee pre-approves all audit and non-audit related services that our independent registered public accounting firm provides to us in accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor. Pre-approval is given either as part of our audit committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual, explicit, case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor, our audit committee has delegated the authority to provide specific pre-approval to the chair of the audit committee for services of up to $100,000, except where approval by the full audit committee is expressly required. Any pre-approval decisions by the chair of the audit committee pursuant to this delegated authority must be reported to our audit committee for ratification at its next routine meeting.

All services relating to the fees described in the table above were pre-approved by our audit committee in accordance with our Audit Committee Pre-Approval Policy for Services of Independent Auditor.

REPORT OF THE
AUDIT COMMITTEE
of the Board of Directors

The audit committee has reviewed and discussed the audited financial statements for the fiscal year ended January 31, 2025 with our management. The audit committee has also reviewed and discussed with PwC, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The audit committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PwC the independent accountant's independence. Based on the foregoing, the audit committee has recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 for filing with the SEC.

Members of the Audit Committee

Mark S. Garrett, Chair
Teresa Briggs
Kelly A. Kramer

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference in any filing of Snowflake under the Securities Act of 1933, as amended (Securities Act), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PROPOSAL
FOUR

Amendment to our Certificate of Incorporation to Declassify our Board of Directors

BACKGROUND

Currently, our Certificate of Incorporation provides for a classified board of directors divided into three classes of directors, with one class elected for a three-year term every year. At our 2024 Annual Meeting, the stockholders approved a non-binding stockholder proposal that requested that we take all the steps necessary to reorganize our board into one class, with each director subject to election each year for a one-year term (2024 non-binding stockholder proposal).

After carefully weighing the advantages and disadvantages of maintaining a classified board structure, our board, acting upon the recommendation of the nominating and governance committee, has determined that it is advisable and in the best interests of Snowflake and its stockholders to amend the Certificate of Incorporation to declassify the board in phases over a three-year period, resulting in the full declassification and annual election of all of our directors by our 2028 annual meeting of stockholders (Proposed Board Declassification Amendment).

In deciding to approve the Proposed Board Declassification Amendment and to recommend that our stockholders adopt such amendment, our board considered the benefits of the current classified board structure, which has a long history in corporate law, such as providing continuity and stability of the board, encouraging directors to take a long-term perspective in the management of the business and affairs of the company, reducing our vulnerability to coercive takeover tactics, and enhancing the independence of non-management directors by providing them with a longer term of office and insulating them against pressure from management or special interest groups. However, the board also considered, and placed great weight on, the level of support of our stockholders for the 2024 non-binding stockholder proposal. Ultimately, our board is committed to strong corporate governance and to listening and responding to stockholder sentiment; therefore, the board is recommending that our stockholders approve and adopt the Proposed Board Declassification Amendment.



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD

PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

The Proposed Board Declassification Amendment would declassify our board over a three-year period beginning at the 2026 annual meeting of stockholders, with directors standing for election to serve a one-year term following the expiration of their existing terms, and would provide for the annual election of all directors beginning at the 2028 annual meeting of stockholders:

2025 Annual Meeting	Class II directors who are elected pursuant to Proposal One at the Annual Meeting would serve a three-year term expiring at the 2028 annual meeting. Class I and Class III directors would complete their current terms, which expire at the 2026 annual meeting and 2027 annual meeting, respectively.
2026 Annual Meeting	Class III directors would stand for election to serve a one-year term expiring at the 2027 annual meeting.
2027 Annual Meeting	Class I directors, and nominees to fill directorships that would be up for election at the 2027 annual meeting, would stand for election to serve a one-year term expiring at the 2028 annual meeting.
2028 Annual Meeting	The board would be fully declassified, and all of our directors would stand for election to serve for a one-year term annually.

We believe that phasing out the declassification of the board over a three-year period is in the best interests of our stockholders. Declassifying the board in phases both honors our stockholders' prior decision in electing incumbent directors for three-year terms and assures a smooth transition to the new declassified board structure.

In the case of any newly created directorship on our board created by an increase in the number of directors prior to the 2028 annual meeting of stockholders, such newly created directorship would be filled by the board (or by our stockholders if the board so determines) with the new director to serve as part of a class of directors that has a term ending at the next annual meeting. A new director who is appointed to fill a vacancy created by resignation, removal, or death would serve until the end of the term of the director being replaced. The Proposed Board Declassification Amendment would not change the present number of directors or the board's authority to change that number and to fill any vacancies or newly created directorships.

In addition, Delaware law provides, unless otherwise provided in the certificate of incorporation, that members of a board that is classified may be removed only for cause. If the Proposed Board Declassification Amendment becomes effective and beginning at the 2028 annual meeting of stockholders, all of our directors may be removed with or without cause.

TEXT AND EFFECTIVENESS OF THE PROPOSED AMENDMENT

Article VI, Section A.2 of the Certificate of Incorporation contains the provisions that will be amended if the Proposed Board Declassification Amendment is approved by our stockholders. The above description of the Proposed Board Declassification Amendment is qualified in its entirety by the actual text of the proposed changes to Article VI, Section A.2 of the Certificate of Incorporation, a marked version of which is attached to this Proxy Statement as **Appendix A**, with deletions in ~~strikethrough~~ and additions in <u>underline</u>. A complete copy of our existing Certificate of Incorporation, as amended by the Certificate of Retirement of Class B Common Stock (Certificate of Retirement), is available as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025.

Our board, acting upon the recommendation of the nominating and governance committee, has adopted, approved, and declared advisable each of the Proposed Board Declassification Amendment described in this Proposal Four and the Proposed Class B Removal Amendment (as defined below) described in Proposal Five below. If the stockholders approve each of the Proposed Board Declassification Amendment and the Proposed Class B Removal Amendment, we intend to file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that includes each of those amendments. If the stockholders approve only the Proposed Board Declassification Amendment or only the Proposed Class B Removal Amendment, then we intend to file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that includes only the amendment that was approved by the stockholders.

Unless the board determines not to proceed with, or abandons, one or both of the proposed amendments, we intend to file the Amended and Restated Certificate of Incorporation with the amendment or amendments that have been approved by the stockholders with the Secretary of State of the State of Delaware as soon as reasonably practicable after the Annual Meeting. The new Amended and Restated Certificate of Incorporation would then become effective upon such filing (or, if applicable, at such later time as may be specified therein). If our stockholders approve the Proposed Board Declassification Amendment, our board has approved certain conforming changes to the Bylaws, which would take effect upon the effectiveness of the new Amended and Restated Certificate of Incorporation.

The approval of this Proposal Four is not conditioned upon the approval of Proposal Five.

For these reasons, our board of directors recommends a vote "**FOR**" this proposal.

PROPOSAL
FIVE

Amendment to our Certificate of Incorporation to Remove References to Class B Common Stock and Rename Class A Common Stock

BACKGROUND

We are also seeking our stockholders' approval to amend our Certificate of Incorporation to eliminate the legacy Class B common stock and all references thereto, rename the Class A common stock to "common stock," and make other conforming changes with respect to the same.

In connection with our IPO in September 2020, we executed and filed our existing Certificate of Incorporation with the Secretary of State of the State of Delaware, which authorized the issuance of three classes of stock, consisting of 2,500,000,000 shares of Class A common stock, 355,000,000 shares of Class B common stock, and 200,000,000 shares of preferred stock. Each class has a par value of $0.0001 per share. The shares of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes.

On March 1, 2021, all shares of our then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock, pursuant to the terms of our Certificate of Incorporation. In connection with such conversion, we executed and filed the Certificate of Retirement with the Secretary of State of the State of Delaware to retire the converted shares of Class B common stock and reduce the total number of authorized shares of Class B common stock to 185,461,432 shares under the Certificate of Incorporation. There are no shares of Class B common stock outstanding, and we have no plans to issue additional shares of Class B common stock in the future.

In connection with its annual review of our governing documents, our board of directors determined that the outdated references to a dual class structure and the Class B common stock in the Certificate of Incorporation are unnecessary, burdensome, and potentially confusing to investors and the capital markets. As such, the board, acting upon the recommendation of the nominating and governance committee, has determined that it is advisable and in the best interests of Snowflake and its stockholders to amend the Certificate of Incorporation to eliminate the legacy Class B common stock and all references thereto, rename Class A common stock to "common stock," and make other conforming changes with respect to the same (collectively, the Proposed Class B Removal Amendment).



OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO REMOVE REFERENCES TO CLASS B COMMON STOCK AND RENAME CLASS A COMMON STOCK

PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

The Proposed Class B Removal Amendment would eliminate all legacy provisions relating to the Class B common stock, including the authorization of a total of 185,461,432 shares of Class B common stock and the designations, powers, preferences, privileges, and qualifications, limitations, or restrictions of the Class B common stock, and make related conforming changes to the Certificate of Incorporation. It would also have the effect of reducing the total number of shares we are authorized to issue to 2,700,000,000 shares.

In addition, the Proposed Class B Removal Amendment would rename the Class A common stock to "common stock," and make related conforming changes. We believe the renaming of the Class A common stock will help prevent any mistaken belief on the part of the investing public and/or others who report or follow our publicly traded equity securities that we may have another class of common stock outstanding.

Finally, the Proposed Class B Removal Amendment would clarify, without any substantive changes to the existing provisions of the Certificate of Incorporation, that certain amendments to the Certificate of Incorporation shall require or not require, as applicable, such vote of stockholders as set forth in Section 242(d) of the General Corporation Law of the State of Delaware (which was added as part of the amendments to the General Corporation Law of the State of Delaware in 2023).

The Proposed Class B Removal Amendment will not change any substantive terms of the Class A common stock or impact any powers or rights of our stockholders. The common stock (as renamed) will continue to be listed and trade on the NYSE under the symbol "SNOW."

TEXT AND EFFECTIVENESS OF THE PROPOSED AMENDMENT

Article IV of the Certificate of Incorporation contains the provisions that will be amended if the Proposed Class B Removal Amendment is approved by our stockholders. The above description of the Proposed Class B Removal Amendment is qualified in its entirety by the actual text of the proposed changes to Article IV of the Certificate of Incorporation, a marked version of which is attached to this Proxy Statement as **Appendix B**, with deletions in strikethrough and additions in underline. A complete copy of our existing Certificate of Incorporation, as amended by the Certificate of Retirement, is available as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025.

As noted above, our board, acting upon the recommendation of the nominating and governance committee, has adopted, approved, and declared advisable each of the Proposed Board Declassification Amendment and the Proposed Class B Removal Amendment. If the stockholders approve each of the Proposed Board Declassification Amendment and the Proposed Class B Removal Amendment, we intend to file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that includes each of those amendments. If the stockholders approve only the Proposed Board Declassification Amendment or only the Proposed Class B Removal Amendment, then we intend to file an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware that includes only the amendment that was approved by the stockholders.

Unless the board determines not to proceed with, or abandons, one or both of the proposed amendments, we intend to file the Amended and Restated Certificate of Incorporation with the amendment or amendments that have been approved by the stockholders with the Secretary of State of the State of Delaware as soon as reasonably practicable after the Annual Meeting. The new Amended and Restated Certificate of Incorporation would then become effective upon such filing (or, if applicable, at such later time as may be specified therein).

The approval of this Proposal Five is not conditioned upon the approval of Proposal Four.

For these reasons, our board of directors recommends a vote "**FOR**" this proposal.

EXECUTIVE
OFFICERS

INFORMATION REGARDING OUR CURRENT EXECUTIVE OFFICERS

The following table presents information for our executive officers as of the date of this Proxy Statement:

NAME	AGE	TITLE
Sridhar Ramaswamy	58	Chief Executive Officer and Director
Michael P. Scarpelli[1]	58	Chief Financial Officer
Benoit Dageville	58	President of Products and Director
Michael Gannon[2]	50	Chief Revenue Officer
Christian Kleinerman	49	EVP, Product Management
Vivek Raghunathan[3]	46	SVP, Engineering and Support

(1)   On February 25, 2025, Mr. Scarpelli notified us of his intention to retire as our Chief Financial Officer. We are conducting a search for Mr. Scarpelli's successor. Mr. Scarpelli expects to remain in his current role until his successor is appointed, after which he will transition to an advisory role to support continuity and a smooth transition. We and Mr. Scarpelli have not set an effective date for his retirement.
(2)   On March 4, 2025, Michael Gannon was appointed to succeed Christopher W. Degnan. The effective date of the transition was March 14, 2025.
(3)   Effective September 26, 2024, Mr. Raghunathan was appointed to succeed Grzegorz Czajkowski, who resigned effective July 19, 2024.

Biographical information for Mr. Scarpelli, Mr. Gannon, Mr. Kleinerman, and Mr. Raghunathan is included below. Biographical information for Mr. Ramaswamy and Mr. Dageville is included above with the director biographies in the section titled "The Board of Directors and Corporate Governance."

MICHAEL P. SCARPELLI

Michael P. Scarpelli has served as our Chief Financial Officer since August 2019. Before joining us, Mr. Scarpelli served as Chief Financial Officer of ServiceNow, an enterprise information technology cloud company, from August 2011 to August 2019, where, among other things, he was responsible for overseeing the company's financial planning, analysis and reporting. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC, a computer data storage company, which was acquired by Dell. From September 2006 until its acquisition by EMC in July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain. Mr. Scarpelli previously served as a member of the board of directors of Nutanix, Inc. from December 2013 to June 2020. Mr. Scarpelli holds a B.A. degree in Economics from the University of Western Ontario.

MICHAEL GANNON

Michael Gannon has served as our Chief Revenue Officer since March 2025. Before joining us, Mr. Gannon served as President, North America at Broadcom Inc. (Broadcom), a global semiconductor and infrastructure software solutions company, from November 2023 to March 2025, where he was responsible for sales, go-to-market strategy, and business operations in North America. From March 2014 to November 2023, Mr. Gannon served in various sales positions at VMware, Inc. (VMware), a cloud computing and virtualization technology company, including most recently as Senior Vice President, General Manager Americas from July 2023 to November 2023 and Vice President, U.S. Enterprise Sales from July 2020 to October 2022, until VMware was acquired by Broadcom. In his role as Senior Vice President, General Manager Americas of VMware, Mr. Gannon was responsible for sales, go-to-market strategy, and business operations, strategic planning, and overall management of VMware's business in the Americas. Mr. Gannon holds a B.A. degree in Economics and Accounting from the State University of New York at Oswego.

CHRISTIAN KLEINERMAN

Christian Kleinerman has served as our EVP, Product Management since February 2024. Prior to that, Mr. Kleinerman served as our SVP of Product from January 2020 to February 2024, and as our VP of Product from January 2018 to January 2020. Before joining us, Mr. Kleinerman served in various product management roles at Google, a multinational technology company, leading YouTube's infrastructure and data systems. Mr. Kleinerman holds a B.A. degree in Industrial Engineering from Los Andes University.

VIVEK RAGHUNATHAN

Vivek Raghunathan has served as our SVP, Engineering and Support since September 2024, and previously served as our VP of AI Engineering from May 2023 to September 2024. Mr. Raghunathan previously co-founded Neeva in January 2019, which we acquired in May 2023. At Neeva, he led the development of a consumer AI search engine. Prior to that, Mr. Raghunathan spent over a decade at Google in various technical leadership roles, most recently as VP of Engineering, where he led the YouTube monetization team and was part of the core group that launched the Google Now assistant. Mr. Raghunathan holds both an M.S. and Ph.D. degrees in Electrical and Computer Engineering from the University of Illinois, Urbana Champaign, and a B.S. degree from Indian Institute of Technology Bombay.

EXECUTIVE
COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

This Compensation Discussion and Analysis provides information regarding the compensation program for our named executive officers, as defined in SEC rules, during the fiscal year ended January 31, 2025 (fiscal year 2025). It also describes the material elements of our fiscal year 2025 executive compensation program, provides an overview of our executive compensation philosophy, including our principal compensation policies and practices, and analyzes how and why our compensation committee arrived at specific compensation decisions.

Our named executive officers for fiscal year 2025 were:

NAMED EXECUTIVE OFFICER	TITLE
Sridhar Ramaswamy[1]	Chief Executive Officer
Frank Slootman[1]	Chairman and Former Chief Executive Officer
Michael P. Scarpelli	Chief Financial Officer
Christian Kleinerman	EVP, Product Management
Vivek Raghunathan[2]	SVP, Engineering and Support
Christopher W. Degnan[3]	Former Chief Revenue Officer
Grzegorz Czajkowski[2]	Former EVP, Engineering and Support

(1) Effective February 27, 2024, Mr. Slootman retired as Chief Executive Officer and was succeeded by Mr. Ramaswamy, who was also appointed as a member of our board of directors. Mr. Slootman continues to serve as our Chairman.
(2) Effective September 26, 2024, Mr. Raghunathan was appointed to succeed Grzegorz Czajkowski, who resigned effective July 19, 2024.
(3) Effective March 14, 2025, Mr. Degnan stepped down as Chief Revenue Officer and was succeeded by Michael Gannon.

EXECUTIVE SUMMARY

Who We Are

We believe that a cloud computing platform that puts data and AI at its core will offer great benefits to organizations by allowing them to realize the value of the data that powers their businesses. By offering rich primitives for data and applications, we believe that we can create a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the AI Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from a growing number of data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the AI Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful insights, apply AI to solve business problems, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Snowflake solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, and create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.

Fiscal Year 2025
Business Highlights (as of January 31, 2025):

PRODUCT REVENUE[1]  **$3.5 B** Representing a year-over-year increase of 30%.	**NET REVENUE RETENTION RATE**[1]  **126%** Our net revenue retention rate reached 126%.
$1M CUSTOMERS **580** 580 customers with trailing 12-month product revenue greater than $1 million[1].	**ENTERPRISE MOMENTUM** **745** 745 Forbes Global 2000 customers[2].
CASH FLOW **$959.8 M** GAAP net cash provided by operating activities of $959.8 million for fiscal year 2025, and non-GAAP free cash flow[1] of $884.1 million for fiscal year 2025.	**REMAINING PERFORMANCE OBLIGATIONS**[1]  **$6.9 B** Approximately $6.9 billion in remaining performance obligations.

(1) See Appendix C to this Proxy Statement for a definition of non-GAAP free cash flow and a reconciliation of the most directly comparable financial measure calculated in accordance with GAAP to non-GAAP free cash flow. See our earnings press release for the fiscal fourth quarter and fiscal year ended January 31, 2025 furnished as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on February 26, 2025 for definitions of product revenue, customers with trailing 12-month product revenue greater than $1 million, remaining performance obligations, and net revenue retention rate.

(2) Based on the 2024 Forbes Global 2000 list. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers.

Chief Executive Officer Transition and Compensation

Effective February 27, 2024, Mr. Ramaswamy was appointed as our Chief Executive Officer to succeed Mr. Slootman, who continues to serve as our Chairman. Mr. Ramaswamy joined us in connection with our acquisition of Neeva in May 2023. Our board of directors appointed Mr. Ramaswamy after working with him for nine months and observing the positive impact of his deep expertise in AI and machine learning, his extensive industry knowledge, and his strong leadership experience, including as a former executive at Google and a co-founder of Neeva, a search company that leveraged AI to make search more intelligent at scale. The board believes that all of these factors are critical to leading Snowflake through its next phase of growth during what is a transformative time for both Snowflake and the industry.

In developing a compensation package for Mr. Ramaswamy in connection with his appointment as Chief Executive Officer, our board of directors and compensation committee gave careful consideration to the compensation structure that was reasonable and necessary to incentivize Mr. Ramaswamy to assume the role and drive the achievement of our strategic objectives. We worked with Compensia, our independent compensation consultant, to structure a compensation package that we believe aligns with such incentives, including long-term equity awards consisting of (i) a one-time stock option award with an intended value of $75,000,000 vesting over five years, with any shares acquired upon exercise of the option subject to a minimum holding period requirement, (ii) a performance-based restricted stock unit award (PRSU or PRSU award) with an intended value of $20,000,000 vesting over four years with a one-year cliff as part of the annual "refresh" equity grant on terms consistent with the PRSU awards granted to our other named executive officers, and (iii) a special RSU award with an intended value of $5,000,000 vesting over four years, which was conditioned upon the purchase by Mr. Ramaswamy of at least $5,000,000 of shares of our common stock on the open market and the then-unvested portion of which is subject to forfeiture if Mr. Ramaswamy sells or otherwise disposes of any such purchased shares before the special RSU award is fully vested (other than upon a change in control).

Our compensation committee considered the critical nature of the role and extremely competitive environment for public company chief executive officers in our industry, as well as Mr. Ramaswamy's qualifications and demonstrated impact. Mr. Ramaswamy's equity awards were designed to incentivize the re-acceleration of growth of our business in an increasingly competitive market being disrupted by AI and other emerging technologies and encourage long-term value creation for our stockholders. Notably, 75% of the total intended value of Mr. Ramaswamy's equity awards is in the form of stock options, which will only have value to the extent our common stock trades above the exercise price of $163.04 per share and which vest over a five-year period (stock options granted to our executive leadership team typically vest over a four-year period). Our compensation committee determined that stock options served the interests of Snowflake and its stockholders by creating a substantial performance-based component of Mr. Ramaswamy's equity awards that motivates the successful execution of the strategic transformation of our core business he was appointed to lead, which we believe will help create the appreciation of our common stock. In addition, the PRSU component was intended to create shared alignment across our executive leadership around company performance goals for fiscal 2025 and the special RSU award was designed to incentivize Mr. Ramaswamy to hold a significant amount of our common stock. Vesting of these equity awards is also subject to his continuous service as our Chief Executive Officer. See the section titled "Compensation Discussion and Analysis – Other Features of Our Executive Compensation Program – Offer Letters" below for additional information on the employment and compensation terms set forth in Mr. Ramaswamy's offer letter.

2024 "SAY-ON-PAY" VOTE AND FISCAL YEAR 2025 HIGHLIGHTS

At our 2024 Annual Meeting, we held a say-on-pay vote, and over 88% of votes cast were in favor of the proposal, indicating that our stockholders reacted positively to the changes we made to our executive compensation program in fiscal year 2024, which included the addition of performance-based awards and the removal of single trigger change-in-control vesting from our Severance and Change in Control Plan with respect to future equity awards.

During the last fiscal year, we contacted and offered our largest stockholders the opportunity to meet with representatives of our compensation committee and senior management to discuss executive compensation matters. We held discussions with four of those largest stockholders, which accounted for over 15% of our outstanding shares at the time, regarding our compensation policies and practices. The stockholders were appreciative of our outreach and also offered comments and suggestions about some of the elements of, and performance metrics used in, our executive compensation program. Our compensation committee has taken feedback received into consideration in its ongoing efforts to improve our executive compensation program and the quality of our compensation disclosures.

We hold a "say-on-pay" vote on an annual basis, and as such, our next say-on-pay vote will occur at our 2026 annual meeting of stockholders.

Fiscal Year 2025 Executive Compensation Highlights

Our compensation committee made the following named executive officer compensation decisions for fiscal year 2025:

- **Base Salary**: The cash compensation paid to our named executive officers has historically been below market. In order to ensure that we were providing sufficient retention in a competitive environment, our compensation committee increased base salaries for our named executive officers to better achieve our compensation objectives (as described below).

- **Performance-Based Cash Bonus**: Our compensation committee increased target incentive bonus opportunities (as percentages of base salaries) for some of our named executive officers to better align our named executive officers' compensation to market practices (as described below). In addition to the existing aggregate bonus pool funding cap of 110% of the target funding, we also implemented a cap of 200% of the plan payout on the amount of the cash incentive bonus that can be paid to any individual member of our executive leadership team. For fiscal year 2025, none of our named executive officers received bonus payouts in excess of the corporate funding during any of the fiscal quarters.

- **Long-Term Equity Awards**: As part of its annual review of executive officer compensation, our board of directors granted "refresh" equity awards with a mix of RSU awards and PRSU awards to each of our named executive officers in fiscal year 2025. To further strengthen the alignment between executive officer compensation and corporate performance, we increased the proportion of the annual grant represented by PRSUs for fiscal year 2025. PRSUs represented 100% of the total intended "refresh" equity grant value for Mr. Ramaswamy (apart from the one-time stock option award and special RSU award granted to him pursuant to the terms of his offer letter in connection with his appointment as Chief Executive Officer) and Mr. Scarpelli, and 70% for our other named executive officers who received such "refresh" grants. Mr. Slootman did not receive any new equity awards, and Mr. Raghunathan did not receive a PRSU award in fiscal year 2025 since he was not a member of the executive leadership team when fiscal year annual grants were made.

EXECUTIVE COMPENSATION OBJECTIVES, POLICIES, AND PRACTICES

We design our executive compensation program to achieve the following objectives:

- Attract, incentivize, retain, and reward top quality executive management;

- Demand and reward the achievement of aggressive key performance measures;

- Discourage excessive risk taking; and

- Ensure that executive compensation is meaningfully related to the creation of long-term stockholder value.

Our compensation committee closely considers our compensation philosophy and objectives as well as corporate performance, including the significant corporate achievements described above, when making executive compensation decisions. The important features of our executive compensation program include:



WHAT WE DO

Our compensation committee consists solely of independent members of our board of directors.

Our compensation committee has retained an independent third-party compensation consultant for guidance in making compensation decisions.

Equity awards generally have multi-year vesting requirements to emphasize long-term incentives.

Quarterly performance-based cash bonus payouts and PRSU awards vesting for all of our named executive officers are dependent upon our achievement of pre-established corporate objectives.

Our compensation committee conducts an annual review of our compensation strategy and its risks.

We maintain stock ownership guidelines for our named executive officers and directors (5x base salary for CEO and CFO; 2x base salary for other named executive officers).



WHAT WE DON'T DO

We do not allow hedging and pledging of Snowflake stock.

We do not provide special executive welfare, health benefits, or retirement plans not available to our employees generally.

Our compensation committee does not guarantee executive salary increases, bonuses, or equity awards.

We do not provide our executive officers with any excise tax gross-ups.

We do not provide our executive officers with any material perquisites.

Awards granted following the amendment of our Severance and Change in Control Plan in August 2023 are not eligible for "single trigger" accelerated vesting (that is, accelerated vesting solely upon a change in control).

Elements of our Fiscal Year 2025 Compensation Program

The compensation program for our named executive officers in fiscal year 2025 consisted of a mix of fixed and variable compensation to align compensation with both short- and long-term stockholder value creation.

ELEMENT	OBJECTIVES	KEY FEATURES
Base Salary (fixed cash)	Provide financial stability and security through a fixed amount of cash for performing job responsibilities.	Reviewed annually and determined by our compensation committee based on a number of factors (including company and individual performance) and by reference, in part, to market data obtained from our independent third-party compensation consultant.
Quarterly Performance-Based Cash Bonus (at-risk cash)	Motivate our executive officers to achieve, and reward them for achieving, our key business objectives. Align management and stockholder interests by linking pay to performance.	Bonus opportunities are dependent upon achievement of specific, objective corporate performance metrics that are consistent with our annual strategic plan. Metrics are reviewed annually and metric targets are established quarterly by our compensation committee.
Long-Term Equity Incentive (at-risk equity)	Focus our executive officers on, and reward them for, long-term company performance. Align management and stockholder interests by linking pay to performance. Attract highly-qualified executives and encourage their continued employment over the long-term.	Equity opportunities are reviewed annually. Individual awards are determined based on a number of factors, including current corporate and individual performance and market data obtained from our independent third-party compensation consultant.

We focus on providing a competitive compensation package to each of our named executive officers that provides significant short- and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of incentives to maximize stockholder value.

We do not have a formal policy for allocating compensation among salary, performance incentive awards, and equity grants, among short-term and long-term compensation components, or among cash and non-cash compensation. Instead, our compensation committee uses its judgment, along with market data obtained from our independent third-party compensation consultant, to establish a total compensation program for each named executive officer that is a mix of current, short-term, and long-term incentive compensation, and cash and non-cash compensation, and that it believes is appropriate to achieve the goals of our executive compensation program and our corporate objectives.

COMPENSATION-SETTING PROCESS

Role of Our Compensation Committee and Our Board of Directors

Our compensation committee is appointed by the board of directors to assist with our board's oversight responsibilities with respect to our compensation policies, plans, and programs, with the goal of attracting, incentivizing, retaining, and rewarding top quality executive management and achieving corporate results. The compensation committee is responsible for reviewing and determining all compensation paid to our executive officers, including our named executive officers, and also for reviewing our compensation practices and policies as they relate to risk management and risk-taking incentives. Our compensation committee consists solely of independent members of the board of directors.

Our compensation committee is primarily responsible for establishing and reviewing our general compensation philosophy and objectives. The committee meets periodically throughout the year to, among other responsibilities, manage and evaluate our executive compensation program, and generally determine the principal components of compensation (base salary, performance incentive bonus, and equity awards) for our named executive officers on an annual basis; however, decisions may occur at other times for new hires, promotions, or other special circumstances as our compensation committee determines appropriate. Our board of directors has delegated the responsibility for approving transactions between Snowflake and its officers and directors that are within the scope of Rule 16b-3 promulgated under the Exchange Act to a compensation subcommittee, comprised of a subset of members of our compensation committee. Our compensation committee does not otherwise delegate its authority to approve executive officer compensation. Our compensation committee may delegate to a subcommittee or the Chief Executive Officer the authority to approve cash awards or make equity grants to employees and other service providers who are not executive officers or directors of Snowflake, subject to specified limitations on the size and terms of any equity grants.

Role of Management

Our compensation committee works with and receives information and input from management, including from our Chief Executive Officer and from our legal, finance, and human resources departments, and considers such information in determining the structure and amount of compensation to be paid to our named executive officers. Our Chief Executive Officer provides our compensation committee with executive officer performance assessments, as well as recommendations regarding base salaries, performance incentives, equity compensation, and other compensation-related matters for our executive officers. However, our compensation committee retains the final authority to make all compensation decisions relating to our executive officers.

Role of Compensation Consultant

Our compensation committee has the sole authority to appoint, select, retain, and terminate compensation consultants to assist in its evaluation of executive compensation. The committee also has the sole responsibility for overseeing the work of any such compensation consultant.

Our compensation committee retained Compensia as its independent compensation consultant for fiscal year 2025 and for prior fiscal years. Compensia's engagement included:

- Compiling and updating a group of peer companies to use as a reference in making executive compensation decisions, evaluating current executive pay practices, and considering different compensation programs;

- Conducting market research and analysis to assist our compensation committee in developing executive compensation levels, including appropriate salaries, target bonus amounts, and equity awards for members of management, including our named executive officers; and

- Conducting a review of our director compensation policies and practices.

The compensation committee has assessed the independence of Compensia as compensation consultant, taking into account relevant factors set forth in the NYSE listing standards in accordance with guidelines set by the SEC. Based on its analysis, the compensation committee determined that the work of Compensia, and the individual compensation advisors employed by Compensia, does not create any conflict of interest under the applicable SEC rules and NYSE listing standards.

Use of Competitive Market Compensation Data

Our compensation committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable public companies and companies with which we compete for top talent. To this end, our compensation committee reviews our peer group at least annually and makes adjustments to its composition, if warranted, taking into account changes in both our business and the businesses of the companies in our peer group. Our compensation committee directed Compensia to develop a proposed peer group to be used in connection with assessing our compensation practices.

At the request of our compensation committee, to develop our peer group for fiscal year 2025, Compensia undertook a detailed review of the pool of U.S.-based publicly-traded companies, taking into consideration our industry sector, size (based on revenues and market capitalization), and stage of maturity, and the following additional factors:

- The comparability of the company's business model;

- The comparability of the company's primary sales channels;

- The company's products and/or business services focus;

- The comparability of the company's operating history;

- The comparability of the company's organizational complexities and growth attributes;

- The stage of the company's maturity curve, which increases its likelihood of attracting the type of executive talent for whom we compete; and

- The comparability of the company's operational performance (for consistency with our strategy and future performance expectations).

The compensation committee, taking into consideration Compensia's guidance, discussed and approved our primary peer group for fiscal year 2025, consisting of 17 then-publicly-traded companies. The selected companies had, at the time of approval, annual revenues ranging from $975 million to $31.4 billion, and market capitalizations ranging from $15.2 billion to $188.9 billion. For fiscal year 2025, Block, Confluent, DocuSign, Okta, Twillio, and UiPath were removed from our peer group because they no longer met the targeted selection criteria for market capitalization and revenue or were no longer considered comparable from a business perspective. Adobe, ANSYS, Atlassian, Autodesk, HubSpot, and Salesforce were added to our peer group for meeting the targeted selection criteria. As a result, our primary peer group is as follows:

Adobe	CrowdStrike Holdings	Palo Alto Networks	Zoom Communications
ANSYS	Datadog	Salesforce	Zscaler
Atlassian	HubSpot	ServiceNow	
Autodesk	MongoDB	Splunk	
Cloudflare	Palantir Technologies	Workday	

Compensia also developed for our compensation committee a set of additional reference peers, reflecting larger companies with which we directly compete for talent at both the executive and board levels. The set of reference peers approved by our compensation committee consisted of Alphabet, Amazon.com, Meta Platforms, and Microsoft.

In determining executive compensation for fiscal year 2025, our compensation committee reviewed data from both the above-listed primary peer group and the set of reference peers.

Factors Used in Determining Executive Compensation

Our compensation committee sets the compensation of our named executive officers at levels determined to be competitive and appropriate for each named executive officer. Compensation decisions are not made by use of a formulaic approach or benchmark. Our compensation committee believes that executive compensation decisions require consideration of a multitude of relevant factors, which may vary from year to year. In making executive compensation decisions, the compensation committee generally takes into consideration the following factors:

- Company and individual performance;

- Existing business needs and criticality for future business needs;

- Scope of job function and skill set;

- Relative pay among our named executive officers;

- Need to attract new talent and retain existing talent in a highly competitive industry;

- Value of existing equity holdings, including the potential value of unvested equity awards;

- Market data reference points, as described above under "Use of Competitive Market Compensation Data"; and

- Recommendations from Compensia, our Chief Executive Officer, and our management team.

FISCAL YEAR 2025 EXECUTIVE COMPENSATION PROGRAM

Base Salary

The annual base salaries of each of our named executive officers for fiscal year 2025 are listed below:

NAMED EXECUTIVE OFFICER	FISCAL YEAR 2025 BASE SALARY ($)	PERCENTAGE ADJUSTMENT FROM FISCAL YEAR 2024 (%)
Sridhar Ramaswamy	750,000	88[1]
Frank Slootman	450,000[2]	—
Michael P. Scarpelli	500,000	25
Christian Kleinerman	450,000	6
Vivek Raghunathan	500,000	28[3]
Christopher W. Degnan	450,000	13
Grzegorz Czajkowski	450,000[4]	13

(1) Represents increase from Mr. Ramaswamy's annual base salary prior to his appointment as Chief Executive Officer on February 27, 2024.
(2) Represents Mr. Slootman's annual base salary prior to his resignation as Chief Executive Officer on February 27, 2024. Mr. Slootman remained employed through March 7, 2024.
(3) Represents increase from Mr. Raghunathan's annual base salary prior to his appointment as SVP, Engineering and Support on September 26, 2024.
(4) Represents Mr. Czajkowski's annual base salary prior to his resignation as EVP, Engineering and Support on July 19, 2024.

Base salary represents the fixed portion of the compensation of our named executive officers and is an important element of compensation intended to attract and retain highly-talented individuals. Historically, we have provided cash compensation that was significantly below market levels. In February 2024, as part of its annual review of our executive compensation, our compensation committee reviewed and approved base salary increases for Mr. Ramaswamy (in connection with his appointment as Chief Executive Officer), Mr. Scarpelli, Mr. Kleinerman, Mr. Degnan, and Mr. Czajkowski, taking into consideration a peer group analysis, the recommendations of management, competitive and retentive factors, as well as the other factors described above. Our compensation committee also reviewed and approved the base salary increase for Mr. Raghunathan in connection with his appointment as SVP, Engineering and Support in September 2024.

Performance-Based Cash Bonus and Target Amounts

We have adopted a Cash Incentive Bonus Plan for our named executive officers and other eligible employees. Each named executive officer is eligible to receive quarterly cash bonuses based on the achievement of certain corporate performance goals, as determined in the sole discretion of our compensation committee. Our compensation committee believes that the plan's corporate performance metrics contribute to driving long-term stockholder value, play an important role in influencing management performance, and help attract, motivate, and retain our named executive officers and other employees.

For fiscal year 2025, the target bonus opportunity for each of our named executive officers was a percentage of such officer's base salary as follows:

NAMED EXECUTIVE OFFICER	TARGET ANNUAL BONUS OPPORTUNITY (AS A % OF BASE SALARY)	PERCENTAGE ADJUSTMENT FROM FISCAL YEAR 2024 (PERCENTAGE POINTS)
Sridhar Ramaswamy	100	—[1]
Frank Slootman	—[2]	—[2]
Michael P. Scarpelli	100	—
Christian Kleinerman	78	37
Vivek Raghunathan	50	15[3]
Christopher W. Degnan	100	—
Grzegorz Czajkowski	78	28

(1) Mr. Ramaswamy's target bonus opportunity was 100% prior to his appointment as Chief Executive Officer.
(2) Mr. Slootman was not eligible for the quarterly performance cash bonus in fiscal year 2025.
(3) Represents increase from Mr. Raghunathan's target bonus opportunity prior to his appointment as SVP, Engineering and Support.

In February 2024, our compensation committee reviewed the target bonus opportunity for Mr. Ramaswamy (in connection with his appointment as Chief Executive Officer), Mr. Scarpelli, Mr. Kleinerman, Mr. Degnan, and Mr. Czajkowski, taking into consideration the achievement of our corporate performance goals in fiscal year 2024, a peer group analysis, the recommendations of management, as well as the other factors described above. Following this review, our compensation committee decided to set the target bonus opportunity for each of them as reflected in the table above. Our compensation committee also reviewed and approved the increased target bonus opportunity for Mr. Raghunathan in connection with his appointment as SVP, Engineering and Support in September 2024.

Corporate Performance Goals

Under the Cash Incentive Bonus Plan, our compensation committee established a bonus pool that may be funded quarterly based on achievement of certain pre-established corporate performance goals. To measure performance for the purposes of calculating bonus pool funding for fiscal year 2025, our compensation committee, taking into consideration the recommendations of management, selected quarterly product revenue as the key metric, consistent with fiscal year 2024. Bonus pool funding based on product revenue achievement for fiscal year 2025 remained unchanged from the prior fiscal year and was as follows:

- If quarterly achievement did not meet at least 85% of the pre-established target, the bonus pool for named executive officers would not be funded.

- At 85% achievement, the bonus pool would be funded at 85%.

- For achievement between 85% and 100%, bonus pool funding would increase linearly, with each additional one percent of achievement equaling one percent of funding.

In February 2024, our compensation committee, taking into consideration the recommendation of management, selected three "gate" metrics for bonus pool funding over 100%. Each of these metrics would have to be met for the bonus pool to be funded in excess of 100%. If product revenue achievement was over 100% and achievement of each of the gate metrics was at least 100%, then funding of the bonus pool would increase by 3.33% for each additional one percent of product revenue achievement over 100%, with total bonus pool funding capped at 110% for each fiscal quarter. Individual payouts may be higher or lower than the bonus pool funding based on performance. Beginning with fiscal year 2025, we implemented a limit on individual quarterly bonus payouts of 200% of the plan payout for our executive leadership team, including our named executive officers. Our compensation committee selected these metrics to reward the achievement of short-term performance goals that it believes are key indicators of our ability to generate long-term stockholder value. A description of each performance metric under the Cash Incentive Bonus Plan for fiscal year 2025 is below:

METRIC	WHAT IT IS	WHY IT'S IMPORTANT
Quarterly Product Revenue	Quarterly product revenue calculated in accordance with GAAP, as publicly reported in our quarterly earnings reports.	Because we recognize product revenue based on platform consumption, product revenue is a key indicator of customer satisfaction and the value derived from our platform.
GATE METRICS		
Quarterly Non-GAAP Product Gross Margin[1]	Quarterly non-GAAP product gross margin, as publicly reported in our quarterly earnings reports.	Quarterly non-GAAP product gross margin aligns bonus opportunity with long-term financial achievement, acting as a counterbalance to quarterly product revenue growth by creating incentives to balance costs and growth.
Quarterly Non-GAAP Operating Margin[1]	Quarterly non-GAAP operating margin, as publicly reported in our quarterly earnings reports.	Quarterly non-GAAP operating margin aligns bonus opportunity with objective indications of profitability, acting as another counterbalance to quarterly product revenue growth.
Quarter over Quarter Stable Edges Growth	An "edge" is a data or native application share between a Snowflake customer, as a "provider," and another Snowflake customer, as a "consumer." A "stable edge" is an edge that has produced at least 20 jobs in which compute resources are consumed and such consumption results in recognized product revenue over two successive three-week periods (20 jobs in each period).	Growth in stable edges is a strong indicator of the strength and expansion of data relationships in the AI Data Cloud, which we believe is a good measure of our progress toward achieving our long-term product vision.

(1)   See our earnings press release for the fiscal fourth quarter and fiscal year ended January 31, 2025 furnished as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on February 26, 2025 for definitions of non-GAAP product gross margin and non-GAAP operating margin.

Corporate Performance Goals - Targets and Attainment

Target achievement levels for each of the corporate performance metrics under our Cash Incentive Bonus Plan are typically set by our compensation committee in the first month of each fiscal quarter. For example, target achievement levels for the quarter ended April 30, 2024 were set by our compensation committee in late February 2024. The table below indicates whether we attained our target achievement levels for our corporate performance metrics in each quarter of fiscal year 2025. For product revenue, we treat 100% as the target achievement level. We are not disclosing actual quarterly target achievement levels for any of our performance metrics as these amounts represent confidential financial information, the disclosure of which would result in competitive harm. Target achievement levels were set by our compensation committee in such a manner as to be challenging to attain.

PERFORMANCE METRIC	Q1FY25 ATTAINMENT	Q2FY25 ATTAINMENT	Q3FY25 ATTAINMENT	Q4FY25 ATTAINMENT
Product Revenue	Target Exceeded	Target Not Met	Target Exceeded	Target Exceeded
GATE METRICS				
Non-GAAP Product Gross Margin Gate	Target Met	N/A*	Target Met	Target Met
Non-GAAP Operating Margin Gate	Target Met	N/A*	Target Met	Target Met
Quarter over Quarter Stable Edges Growth Gate	Target Met	N/A*	Target Met	Target Met

*Because we did not attain 100% of the product revenue target for the second quarter of fiscal year 2025, attainment of the applicable gate metrics for funding acceleration above 100% was not applicable.

We funded the bonus pool for our named executive officers at approximately 104.1% for fiscal year 2025, which is the average funding percentage based on actual quarterly attainment of each performance metric and quarterly funding of the bonus pool based on that attainment set forth in the table above.

Our compensation committee awarded the following total cash bonuses under the Cash Incentive Bonus Plan to each of our named executive officers in fiscal year 2025:

NAMED EXECUTIVE OFFICER	TOTAL CASH BONUS ($)
Sridhar Ramaswamy	780,619
Frank Slootman	—
Michael P. Scarpelli	520,413
Christian Kleinerman	364,289
Vivek Raghunathan	183,658[1]
Christopher W. Degnan	468,371
Grzegorz Czajkowski	92,400

(1)   Represents prorated cash bonuses awarded to Mr. Raghunathan in fiscal year 2025 based on the effective target bonus opportunities before and after his appointment as SVP, Engineering and Support.

Long-Term Equity Incentive Awards

We view long-term incentive compensation in the form of equity awards as a critical component of our executive compensation program. The realized value of these equity awards is directly impacted by the price of our common stock, and, therefore, these awards are an incentive for our named executive officers to create long-term value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Fiscal Year 2025

As part of its annual review of our executive compensation program for fiscal year 2025, and after taking into consideration a peer group analysis, recommendations from management, and the other factors described above, our compensation committee recommended to our board, and the board granted, a combination of RSU awards and PRSU awards to our named executive officers other than Mr. Slootman and Mr. Raghunathan in early fiscal year 2025. For these awards, 100% of the total intended equity grant value was delivered in the form of PRSU awards to Mr. Ramaswamy and Mr. Scarpelli, and for the other named executive officers other than Mr. Raghunathan, approximately 30% of the total intended equity grant value was delivered in the form of RSU awards, and approximately 70% of the total intended equity grant value was delivered in the form of PRSU awards to heavily align these incentive awards to company performance goals. In addition to the regular annual equity award, Mr. Ramaswamy also received a one-time stock option award and a special RSU award pursuant to the terms of his offer letter in connection with his appointment as Chief Executive Officer, as described below. Mr. Raghunathan received an RSU award in connection with his appointment as SVP, Engineering and Support in September 2024.

The RSU awards granted to our named executive officers, except Mr. Raghunathan, vest over four years with 6.25% of the shares underlying the RSU awards vesting quarterly following the vesting commencement date, subject to the named executive officer's continuous service (in the case of Mr. Ramaswamy, such continuous service must be in his capacity as Chief Executive Officer) through each applicable vesting date. The RSU award granted to Mr. Raghunathan in connection with his appointment as SVP, Engineering and Support vests over three years with 8.33% of the shares underlying the RSU award vesting quarterly following the vesting commencement date, subject to his continuous service through each applicable vesting date.

Annual "Refresh" Equity Awards

NAMED EXECUTIVE OFFICER	RSU AWARD (# OF SHARES)	TARGET PRSU AWARD (# OF SHARES)	ACHIEVED PRSU AWARD (# OF SHARES)
Sridhar Ramaswamy	—	121,507	108,655
Frank Slootman	—	—	—
Michael P. Scarpelli	—	182,261	162,984
Christian Kleinerman	27,340	63,792	57,045
Vivek Raghunathan	—	—	—
Christopher W. Degnan	27,340	63,792	57,045
Grzegorz Czajkowski[1]	27,340	63,792	—

(1) All of Mr. Czajkowski's outstanding RSU and PRSU awards were forfeited following his resignation effective July 19, 2024.

Equity Awards in Connection with New Executive Officer Appointments

NAMED EXECUTIVE OFFICER	RSU AWARD (# OF SHARES)	OPTION AWARD (# OF SHARES)
Sridhar Ramaswamy	32,188[1]	959,908[2]
Vivek Raghunathan	85,978	—

(1) Represents the special RSU award granted to Mr. Ramaswamy following his purchase of shares of our common stock on the open market with a fair market value of approximately $5,000,000 pursuant to the terms of his offer letter, as further described below.

(2) Represents the one-time stock option award granted to Mr. Ramaswamy, which has an exercise price of $163.04 per share.

Our named executive officers who received a PRSU award had the opportunity to earn between 0% and 120% of the target PRSU award based on the weighted-average achievement of certain company annual performance metrics during the performance period of fiscal year 2025, as determined by our compensation committee. Our compensation committee and the board chose rigorous performance metrics and set target achievement levels of those metrics in such a manner as to be challenging to attain. The weighted-average achievement was required to be at least 80% of the target achievement for any of the PRSUs to vest. We are not disclosing actual annual target achievement levels for any of our performance metrics as these amounts represent confidential financial information, the disclosure of which would result in competitive harm. Based on the weighted final achievement of the performance metrics, our compensation committee determined that the attainment of the PRSU awards for fiscal year 2025 was approximately 89.4% of the target number of shares for each of our named executive officers who received a PRSU award. The achieved PRSU awards for fiscal year 2025 are set forth above. Actual results may be adjusted by the board of directors or the compensation committee for one-time, unbudgeted, or unexpected items.

For all our named executive officers, except Mr. Scarpelli, the number of shares subject to the PRSU awards that became eligible to vest based on the achievement of the performance metrics (i.e., achieved PRSU awards) will vest over four years as follows: 25% of these PRSUs vested on March 20, 2025 and 6.25% of these PRSUs vest each quarter thereafter, subject to the named executive officer's continuous service (in the case of Mr. Ramaswamy, such continuous service must be in his capacity as Chief Executive Officer) through each applicable vesting date. For Mr. Scarpelli, the number of shares subject to the achieved PRSU award will vest over three years as follows: 33.33% of the PRSUs vested on March 20, 2025 and 8.33% of the PRSUs vest each quarter thereafter, subject to Mr. Scarpelli's continuous service through each applicable vesting date. A description of each performance metric and its weighting are below:

METRIC AND WEIGHTING	WHAT IT IS	WHY IT'S IMPORTANT
Annual Total Revenue **Weighting: 50%**	Annual total revenue calculated in accordance with GAAP, as publicly reported in our annual earnings reports.	Annual total revenue includes product revenue as well as professional services and other revenue. Because we recognize product revenue based on platform consumption, product revenue is a key indicator of customer satisfaction and the value derived from our platform. Professional services and other revenue is a strong indicator of customer investment in our platform. Our compensation committee chose annual total revenue as a key metric for these PRSU awards to provide a broader and longer-term incentive structure compared to the metric of quarterly product revenue used by our Cash Incentive Bonus Plan.
Annual Non-GAAP Adjusted Free Cash Flow[1] **Weighting: 25%**	Annual non-GAAP adjusted free cash flow, as publicly reported in our annual earnings reports.	Annual non-GAAP adjusted free cash flow is an indicator of the strength and performance of our core business operations.
Annual Non-GAAP Operating Margin **Weighting: 25%**	Annual non-GAAP operating margin, as publicly reported in our annual earnings reports.	Annual non-GAAP operating margin incentivizes management to focus on annual profitability, acting as a counterbalance to annual total revenue growth.

(1)   See our earnings press release for the fiscal fourth quarter and fiscal year ended January 31, 2025 furnished as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on February 26, 2025 for a definition of non-GAAP adjusted free cash flow.

The compensation committee and the board chose to grant PRSUs rather than option awards for the annual equity grants because, even more than option awards, PRSUs incentivize both aggressive short-term growth as well as long-term value-creation. PRSUs encourage short-term growth by encouraging over-achievement on aggressive company performance goals during the fiscal year ended January 31, 2025, which determines the number of PRSUs that will become eligible to vest, and PRSUs encourage long-term value-creation by incorporating a multi-year service requirement to receive the full benefit of any such achievement.

For Mr. Ramaswamy, the compensation committee and the board determined to grant a one-time stock option in connection with his appointment as Chief Executive Officer to create a direct alignment to stockholder valuation creation, which was structured with a five-year vesting schedule to promote retention and reinforce long-term commitment, as further described below.

OTHER FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Offer Letters

We have entered into an offer letter with each of our named executive officers, the terms of which are described below. Each of our executive officers has also executed our standard form of proprietary information and invention assignment agreement.

Sridhar Ramaswamy

In February 2024, we entered into an amended and restated offer letter with Sridhar Ramaswamy in connection with his appointment as Chief Executive Officer. The offer letter provides for at-will employment and has a three-year initial term. Mr. Ramaswamy's offer letter sets forth an annual base salary, an annual incentive bonus under our Cash Incentive Bonus Plan, and equity awards pursuant to our 2020 Plan.

The equity awards were as follows: (i) a stock option to purchase 959,908 shares of our common stock, which vests in equal monthly installments over a five-year period following the date of his appointment, and with any shares acquired upon exercise of the stock option subject to a minimum holding period requirement (until the earlier of the one-year anniversary of the applicable exercise date or a Change in Control as defined in the 2020 Plan); (b) a PRSU award with respect to a target amount of 121,507 shares of our common stock and a maximum amount of 145,809 shares of our common stock, which was granted in March 2024 and became eligible to vest upon the completion of the one-year performance period ended January 31, 2025 based on the actual achievement with respect to the performance metrics for such period, as described in the section above titled "Fiscal Year 2025 Executive Compensation Program—Long-Term Equity Incentive Awards," and with 25% of the shares underlying such PRSU award vested on March 20, 2025 and 6.25% of the shares vesting each quarter thereafter; and (c) a special RSU award with respect to 32,188 shares of our common stock, which was granted in May 2024 following the purchase by Mr. Ramaswamy of shares of our common stock on the open market having a fair market value of approximately $5,000,000 (Purchased Shares), and which vests in equal quarterly installments over a four-year period, except that if Mr. Ramaswamy sells or otherwise disposes of any Purchased Shares before the RSU award is fully vested (other than upon a Change in Control as defined in the 2020 Plan), the then-unvested portion of the RSU award will be automatically forfeited. Vesting of all equity awards granted to Mr. Ramaswamy pursuant to his offer letter is subject to his continuous service in his capacity as Chief Executive Officer through each applicable vesting date.

Mr. Ramaswamy is eligible for severance and change in control benefits under our amended Severance and Change in Control Plan and under his offer letter, including vesting acceleration with respect to his equity awards described above. See the section titled "Potential Payments upon Termination or Change in Control" below.

Frank Slootman

In August 2023, we entered into a confirmatory offer letter with Frank Slootman. The offer letter provided for at-will employment, had a three-year initial term, and had no force or effect following Mr. Slootman's resignation as Chief Executive Officer in February 2024, except as provided therein. During the term of his employment as Chief Executive Officer, Mr. Slootman was eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. Mr. Slootman did not receive any severance benefits in connection with his termination of employment. See the section titled "Potential Payments upon Termination or Change in Control" below.

Michael P. Scarpelli

In August 2023, we entered into a confirmatory offer letter with Michael P. Scarpelli. The offer letter provides for at-will employment and has a three-year initial term. Mr. Scarpelli's offer letter sets forth an annual base salary, an annual incentive bonus under our Cash Incentive Bonus Plan, and equity awards pursuant to our 2020 Plan. Mr. Scarpelli is eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

In February 2025, after Mr. Scarpelli's notified us of his intention to retire as Chief Financial Officer, we entered into a consulting agreement with Mr. Scarpelli setting forth the terms of his post-employment advisory role. The consulting agreement was intended to incentivize Mr. Scarpelli to remain available and engaged with us during the search for our next Chief Financial Officer and to support continuity and a smooth transition once his successor is appointed. Under the consulting agreement, Mr. Scarpelli will serve as an independent contractor for a 12-month term following the date he ceases to be an employee, and his outstanding equity awards will continue to vest in accordance with their terms during such period. In addition, we will pay the insurance premiums for Mr. Scarpelli to continue his existing health benefits during such period, to the extent he elects to continue such benefits under applicable law.

Christopher W. Degnan

In August 2023, we entered into a confirmatory offer letter with Christopher W. Degnan. The offer letter provided for at-will employment, had a three-year initial term, and had no force or effect following Mr. Degnan's termination of service as Chief Revenue Officer in March 2025, except as provided therein. During the term of his employment as Chief Revenue Officer, Mr. Degnan was eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

In March 2025, we entered into a letter agreement and a consulting agreement with Mr. Degnan (collectively, the Transition and Consulting Agreements), setting forth the terms of Mr. Degnan's transition after he ceased to serve as our Chief Revenue Officer on March 14, 2025 (Transition Date), namely his continued employment with us following the Transition Date and subsequent advisory role as an independent contractor. The Transition and Consulting Agreements were intended to incentivize Mr. Degnan to remain available and engaged with us to support continuity and a smooth transition following the appointment of our new Chief Revenue Officer, particularly given his historical knowledge and relationships with our board and management. The Transition and Consulting Agreements provide that, among other things: (i) during the period beginning on the Transition Date and ending on the last day of his employment, which shall be no later than December 31, 2025 (Separation Date), Mr. Degnan would continue to be employed and would continue to receive his salary and remain eligible for participation in our Cash Incentive Bonus Plan and standard benefits, and his outstanding equity awards would continue to vest; (ii) subject to the conditions set forth therein, in the event that the Separation Date occurs before December 31, 2025, Mr. Degnan would be entitled to the following severance benefits: (a) a cash amount equal to his base salary in effect as of March 2025, plus his target bonus opportunity under the Cash Incentive Bonus Plan, assuming 100% corporate funding, and (b) we would pay the insurance premiums for Mr. Degnan to continue his existing health benefits until December 31, 2025, to the extent he elects to continue such benefits under applicable law; and (iii) following the Separation Date, Mr. Degnan would serve as an independent contractor for a six-month term and his outstanding equity awards will continue to vest in accordance with their terms during such period. Subsequently, Mr. Degnan's Separation Date was determined to be May 2, 2025, and Mr. Degnan received the severance benefits in accordance with the terms of the Transition and Consulting Agreements described above.

Christian Kleinerman

In August 2023, we entered into a confirmatory offer letter with Christian Kleinerman. The offer letter provides for at-will employment and has a three-year initial term. Mr. Kleinerman's offer letter sets forth an annual base salary, an annual incentive bonus under our Cash Incentive Bonus Plan, and equity awards pursuant to our 2020 Plan. Mr. Kleinerman is eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

Vivek Raghunathan

In September 2024, we entered into a confirmatory offer letter with Vivek Raghunathan. The offer letter provides for at-will employment and has a three-year initial term. Mr. Raghunathan's offer letter sets forth an annual base salary, an annual incentive bonus under our Cash Incentive Bonus Plan, and equity awards pursuant to our 2020 Plan. Mr. Raghunathan is eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

Grzegorz Czajkowski

In August 2023, we entered into a confirmatory offer letter with Grzegorz Czajkowski. The offer letter provided for at-will employment, had a three-year initial term, and had no force or effect following Mr. Czajkowski's resignation as EVP, Engineering and Support in July 2024, except as provided therein. During the term of his employment as EVP, Engineering and Support, Mr. Czajkowski was eligible for severance and change in control benefits under our amended Severance and Change in Control Plan. See the section titled "Potential Payments upon Termination or Change in Control" below.

Welfare and Health Benefits

Our U.S. employees, including our named executive officers, participate in various health and welfare employee benefits under plans sponsored by us. These plans offer various benefits, including medical, dental, and vision coverage; life insurance, accidental death and dismemberment, and disability coverage; and flexible spending accounts, among others. All employees, including our named executive officers, who work 20 or more hours per week are eligible for these benefits. The cost of this coverage is primarily paid for by us, with employees paying a portion of the cost through payroll deductions. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not generally provide material perquisites or other personal benefits to our named executive officers. In the future, we may provide perquisites or other personal benefits in limited circumstances. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by our compensation committee.

Employee Stock Purchase Plan

We offer our employees, including our named executive officers, the opportunity to purchase shares of our common stock at a discount under our 2020 Employee Stock Purchase Plan (ESPP). Pursuant to the ESPP, all eligible employees, including our named executive officers, may allocate up to 15% of their earnings (as defined in the ESPP) during a six-month offering period to purchase our common stock at a 15% discount to the per share market price of our common stock on the first or the last day of the offering period, whichever is lower, subject to specified limits.

Nonqualified Deferred Compensation

During fiscal year 2025, our U.S. employees, including our named executive officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees, including our named executive officers, with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer compensation up to certain limits imposed by the Internal Revenue Code of 1986, as amended (Code). We have the ability to make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employee contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn or distributed from the 401(k) plan. The 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) and after-tax plan components.

Incentive Compensation Recoupment Policy

In August 2023, our board of directors adopted a policy on the recoupment of incentive compensation (Clawback Policy) that complies with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by the NYSE listing standards and the SEC's rules and regulations. The Clawback Policy applies to compensation received by covered executive officers on or after October 2, 2023. A copy of our Clawback Policy is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 filed with the SEC.

TAX AND ACCOUNTING IMPLICATIONS

Under Topic 718, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. We record stock-based compensation expense on an ongoing basis in accordance with Topic 718.

Under Section 162(m) of the Code (Section 162(m)), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of Snowflake and its stockholders, which may include providing for compensation that is not deductible due to the deduction limit under Section 162(m).

COMPENSATION RISK ASSESSMENT

Our compensation committee believes that our employee compensation policies and programs do not encourage excessive and unnecessary risk-taking and are not reasonably likely to have a material adverse effect on our company. Our compensation committee oversaw the performance of a risk assessment of our compensation policies and programs as generally applicable to our employees to ascertain any potential material risks that may be created by our compensation programs. The compensation committee considered the findings of the assessment conducted by management, and concluded that our compensation programs (i) are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy, and (ii) do not encourage employees to take unnecessary or excessive risks, including any risks that are reasonably likely to materially harm our business or financial condition, after considering mitigating controls.

STOCK OWNERSHIP GUIDELINES

To help align our directors' and executive officers' interests with those of our stockholders, we have adopted stock ownership guidelines. Within five years of becoming subject to the guidelines, our non-employee directors are expected to hold Snowflake stock valued at not less than five times their total annual cash retainer for board and board committee service. Within five years of becoming subject to the guidelines, our Chief Executive Officer and Chief Financial Officer are expected to hold Snowflake stock valued at not less than five times such officer's respective annual base salary, and for our other executive officers, two times such officer's annual base salary. Stock ownership for purposes of the stock ownership guidelines include the following: (i) shares of stock owned directly and (ii) shares of common stock beneficially owned indirectly. Stock ownership does not include shares underlying outstanding stock options or restricted stock units, or unvested shares of common stock issued upon early exercise of stock options. All of our directors and executive officers were in compliance with the guidelines as of January 31, 2025.

REPORT OF THE
COMPENSATION COMMITTEE
of the Board of Directors

Our compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis (CD&A) contained in this Proxy Statement. Based on this review and discussion, our compensation committee has recommended to the board of directors that the CD&A be included in this Proxy Statement, and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended January 31, 2025.

Members of the Compensation Committee

Jayshree V. Ullal, Chair
Mark D. McLaughlin
Michael L. Speiser

The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC, and is not deemed to be incorporated by reference in any filing of Snowflake under the Securities Act or the Exchange Act, other than Snowflake's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SUMMARY COMPENSATION TABLE

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers for the fiscal years ended January 31, 2025, 2024, and 2023, as applicable.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)[1]	BONUS ($)	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)[5]
Sridhar Ramaswamy Chief Executive Officer[6]	2025	725,137	—	25,047,811	74,764,494	780,619	7,314	101,325,374
Frank Slootman Chairman and Former Chief Executive Officer[6]	2025	44,262	—	—	—	—	77	44,339
	2024	450,000	—	20,313,077	—	461,262	1,285	21,225,625
	2023	375,000	—	9,199,267	13,600,828	511,775	708	23,687,578
Michael P. Scarpelli Chief Financial Officer	2025	500,000	—	29,715,833	—	520,413	708	30,736,954
	2024	400,000	—	12,003,043	—	410,010	708	12,813,761
	2023	300,000	—	4,783,635	7,072,353	409,420	708	12,566,116
Christian Kleinerman EVP, Product Management	2025	450,000	—	14,858,161	—	364,289	708	15,673,158
	2024	425,000	—	12,926,504	—	179,380	702	13,531,586
Vivek Raghunathan SVP, Engineering and Support[7]	2025	428,470	—	10,279,530	—	183,658	708	10,892,366
Christopher W. Degnan Former Chief Revenue Officer[7]	2025	450,000	—	14,858,161	—	468,371	6,878	15,783,410
	2024	400,000	—	11,079,860	—	410,010	3,766	11,893,636
	2023	300,000	—	4,415,631	6,528,373	409,420	1,139	11,654,563
Grzegorz Czajkowski Former EVP, Engineering and Support[8]	2025	209,016	—	14,858,161	—	92,400	354	15,159,932
	2024	400,000	—	9,233,217	—	205,005	702	9,838,924

(1)   The amounts reported in this column represent the base salary earned by each of our named executive officers for the indicated fiscal years.

(2)   The amounts reported in these columns do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the grant date fair value of each RSU award, PRSU award, and stock option, as applicable, granted during the applicable fiscal year, computed in accordance with the provisions of Topic 718. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 2 and Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The amounts for the PRSUs granted in fiscal year 2025 included within the total amount in this column reflect the grant date fair value based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement, the aggregate grant date fair value of the PRSUs granted in fiscal year 2025 would have been the following higher amounts: Mr. Ramaswamy — $23,772,699, Mr. Scarpelli — $35,658,968, Mr. Kleinerman — $12,480,712, Mr. Degnan —

$12,480,712, and Mr. Czajkowski — $12,480,712. Mr. Raghunathan did not receive a PRSU award in fiscal year 2025. For option awards, our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of the shares underlying such stock options. See the "Grants of Plan-Based Awards in Fiscal Year 2025" and "Outstanding Equity Awards at January 31, 2025" tables below for additional information.

(3) The amounts reported in this column represent total bonuses earned based on the achievement of company performance goals under our Cash Incentive Bonus Plan as determined by our compensation committee. See the section titled "Corporate Performance Goals - Targets and Attainment" for additional information.

(4) The amounts reported in this column include premiums for the life, disability and accidental death and dismemberment insurance paid by us on behalf of each named executive officer and gross-ups for the payment of taxes in connection with certain company events for Mr. Ramaswamy, Mr. Slootman, and Mr. Degnan, where applicable.

(5) Certain amounts reported in this column may not sum exactly due to rounding.

(6) Effective February 27, 2024, Mr. Slootman retired as Chief Executive Officer and was succeeded by Mr. Ramaswamy, who was also appointed as a member of our board of directors. Mr. Slootman remained employed through March 7, 2024 and continues to serve as Chairman of our board of directors.

(7) Effective September 26, 2024, Mr. Raghunathan was appointed to succeed Grzegorz Czajkowski, who resigned effective July 19, 2024.

(8) Effective March 14, 2025, Mr. Degnan stepped down as Chief Revenue Officer.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2025

The following table presents information regarding each plan-based award granted to our named executive officers during the fiscal year ended January 31, 2025.

NAME	AWARD TYPE	GRANT DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[3]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Sridhar Ramaswamy	Annual Cash	—	637,500	750,000	1,650,000	—	—	—	—	—	—	—
	RSU Award	5/21/2024	—	—	—	—	—	—	32,188[4]	—	—	5,237,309
	PRSU Award	3/20/2024	—	—	—	60,754	121,507	145,809	—	—	—	19,810,501
	Option Award	3/20/2024	—	—	—	—	—	—	—	959,908[5]	163.04	74,764,494
Frank Slootman	—	—	—	—	—	—	—	—	—	—	—	—
Michael P. Scarpelli	Annual Cash	—	425,000	500,000	1,100,000	—	—	—	—	—	—	—
	PRSU Award	3/20/2024	—	—	—	91,131	182,261	218,713	—	—	—	29,715,833
Christian Kleinerman	Annual Cash	—	297,500	350,000	770,000	—	—	—	—	—	—	—
	RSU Award	3/20/2024	—	—	—	—	—	—	27,340[6]	—	—	4,457,514
	PRSU Award	3/20/2024	—	—	—	31,896	63,792	76,550	—	—	—	10,400,648
Vivek Raghunathan	Annual Cash	—	149,581[7]	175,978[7]	—[1]	—	—	—	—	—	—	—
	RSU Award	10/21/2024	—	—	—	—	—	—	85,978[8]	—	—	10,279,530
Christopher W. Degnan	Annual Cash	—	382,500	450,000	990,000	—	—	—	—	—	—	—
	RSU Award	3/20/2024	—	—	—	—	—	—	27,340[6]	—	—	4,457,514
	PRSU Award	3/20/2024	—	—	—	31,896	63,792	76,550	—	—	—	10,400,648
Grzegorz Czajkowski	Annual Cash	—	297,500	350,000	770,000	—	—	—	—	—	—	—
	RSU Award	3/20/2024	—	—	—	—	—	—	27,340[6]	—	—	4,457,514
	PRSU Award	3/20/2024	—	—	—	31,896	63,792	76,550	—	—	—	10,400,648

(1) These amounts represent threshold, target, and maximum annual bonus amounts under our Cash Incentive Bonus Plan for each named executive officer for fiscal year 2025, and do not represent actual compensation earned by our named executive officers for fiscal year 2025. Target bonuses were set as a percentage of each named executive officer's base salary for fiscal year 2025 as follows: 100% for Mr. Ramaswamy, Mr. Scarpelli, and Mr. Degnan, 78% for Mr. Kleinerman and Mr. Czajkowski, and 50% for Mr. Raghunathan (and 35% prior to his appointment as SVP, Engineering and Support). Amounts reported in the "Threshold" column assume we achieved threshold performance in all four quarters of fiscal year 2025. The dollar value of the actual payments for these awards is included in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" above. For fiscal year 2025, individual maximum payout amounts for our named executive officers were capped at 200% of their bonus plan payout based on the actual bonus pool funding, which was capped at 110%. For Mr. Raghunathan, there was no limit on the individual payout prior to his appointment as SVP, Engineering and Support and the same cap for our other named executive officers applied to his bonus payout after such appointment. For fiscal year 2025, none of our named executive officers received bonus payouts in excess of the corporate funding during any of the fiscal quarters.

(2) As described in further detail under the section titled "Compensation Discussion and Analysis–Long-Term Equity Incentive Awards," the PRSUs granted became eligible to vest based on our performance with respect to three metrics: annual total revenue (weighted at 50%), non-GAAP operating margin (weighted at 25%), and non-GAAP adjusted free cash flow (weighted at 25%), for the fiscal year ended January 31, 2025. Amounts reported in the "Threshold" column assume that 50% of the target PRSUs will vest, and amounts reported in the "Maximum" column assume that 120% of the target PRSUs will vest. The actual number of PRSUs that became eligible to vest based on our performance is included in the "Stock Awards – Number of Shares or Units of Stock that Have Not Vested" column of the "Outstanding Equity Awards at January 31, 2025" table below.

(3) The amounts reported in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the grant date fair value of each RSU award, PRSU award, and option award, as applicable, granted during the fiscal year ended January 31, 2025, computed in accordance with the provisions of Topic 718. The assumptions used in calculating the grant date fair value of the equity awards reported in these columns are set forth in Note 2 and Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025. The amounts for the PRSUs granted in fiscal year 2025 included within the total amount in this column reflect the grant date fair value based upon the probable outcome of the performance conditions (as described under "Compensation Discussion and Analysis – Fiscal Year 2025 Executive Compensation Program") as of the grant date.

(4) 6.25% of the shares underlying the RSU award vested on June 20, 2024, and 6.25% of the shares vest each quarter thereafter, subject to Mr. Ramaswamy's continuous service in his capacity as Chief Executive Officer through each such vesting date and the additional forfeiture provision as set forth in his offer letter described above.

(5) The shares underlying the option vest in equal monthly installments over 60 months starting on March 27, 2024, subject to Mr. Ramaswamy's continuous service in his capacity as Chief Executive Officer through each such vesting date.

(6) 6.25% of the shares underlying the RSU award vested on June 20, 2024, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer's continuous service through each such vesting date.

(7) Represents the prorated threshold and target bonus amounts for Mr. Raghunathan based on the effective target bonus opportunities before and after his appointment as SVP, Engineering and Support.

(8) 8.33% of the shares underlying the RSU award vested on December 20, 2024, and 8.33% of the shares vest each quarter thereafter, subject to the named executive officer's continuous service through each such vesting date.

OUTSTANDING EQUITY AWARDS AT JANUARY 31, 2025

The following table presents certain information about outstanding equity awards granted to our named executive officers that remained outstanding as of January 31, 2025. These equity awards are subject to acceleration upon certain events as described in the section titled "Potential Payments upon Termination or Change in Control."

NAME	GRANT DATE[1]	OPTION AWARDS NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE[1]	STOCK AWARDS NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]
Sridhar Ramaswamy	3/20/2024	175,983[3]	783,925[3]	163.04	3/19/2031			
						6/15/2023	18,709[4]	3,395,871
						12/29/2023	122,598[5]	22,252,763
						3/20/2024	108,655[6]	19,721,969
						5/21/2024	26,153[7]	4,747,031
Frank Slootman	5/29/2019	10,095,364[8]	—	8.88	5/28/2029			
	5/29/2019	41,291[8]	—	8.88	5/28/2029			
	3/9/2022	94,765[9]	39,023[9]	207.56	3/8/2032			
						3/9/2022	13,851[10]	2,514,095
						3/15/2023	32,745[11]	5,943,545
						3/15/2023	52,858[12]	9,594,256
Michael P. Scarpelli	8/27/2019	2,019,299[8]	—	8.88	8/26/2029			
	3/9/2022	49,277[9]	20,292[9]	207.56	3/8/2032			
						3/9/2022	7,203[10]	1,307,417
						3/15/2023	24,187[11]	4,390,182
						3/15/2023	26,028[12]	4,724,342
						3/20/2024	162,984[6]	29,583,226
Christian Kleinerman	3/9/2022	37,906[9]	15,609[9]	207.56	3/8/2032			
						3/9/2022	5,540[10]	1,005,565
						3/15/2023	26,047[11]	4,727,791
						3/15/2023	28,031[12]	5,087,907
						3/20/2024	22,214[13]	4,032,063
						3/20/2024	57,045[6]	10,354,238
Vivek Raghunathan						6/15/2023	155,905[14]	28,298,317
						10/21/2024	78,814[15]	14,305,529

	OPTION AWARDS					STOCK AWARDS		
NAME	GRANT DATE[(1)]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE[(1)]	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[(2)]
Christopher W. Degnan	9/19/2018	17,505[(8)]	—	3.74	9/18/2028			
	12/11/2019	223,872[(8)]	—	13.48	12/10/2029			
	3/9/2022	45,487[(9)]	18,731[(9)]	207.56	3/8/2032			
						3/9/2022	6,649[(10)]	1,206,860
						3/15/2023	22,326[(16)]	4,052,392
						3/15/2023	24,026[(12)]	4,360,959
						3/20/2024	22,214[(13)]	4,032,063
						3/20/2024	57,045[(6)]	10,354,238
Grzegorz Czajkowski	—	—	—	—	—	—	—	—

(1) All equity awards listed in this table that were granted prior to our IPO in September 2020 were granted pursuant to our 2012 Equity Incentive Plan (2012 Plan), and all other equity awards listed in this table were granted pursuant to our 2020 Plan.

(2) The market value of shares or units of stock that have not yet vested is based on the closing price of our common stock on January 31, 2025, which was $181.51 per share.

(3) The shares underlying the option vest in equal monthly installments over 60 months starting on March 27, 2024, subject to Mr. Ramaswamy's continuous service in his capacity as Chief Executive Officer through each such vesting date.

(4) 40% of the shares underlying the RSU award vested on December 15, 2023, and 10% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(5) 7.45% of the shares underlying the RSU award vested on March 15, 2024, and 5% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(6) Represents the number of shares that became eligible to vest under the applicable PRSU award upon the completion of the one-year performance period ended January 31, 2025 based on the actual achievement with respect to the performance metrics for such period as described in the section titled “Compensation Discussion and Analysis – Fiscal Year 2025 Executive Compensation Program.” For the named executive officers other than Mr. Scarpelli, 25% of the shares underlying such PRSU award vested on March 20, 2025 and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service (in the case of Mr. Ramaswamy, in his capacity as Chief Executive Officer) through each vesting date. For Mr. Scarpelli, 33.33% of the shares underlying the PRSU award vested on March 20, 2025, and 8.33% of the shares vest each quarter thereafter, subject to his continuous service through each vesting date.

(7) 6.25% of the shares underlying the RSU award vested on June 20, 2024, and 6.25% of the shares vest each quarter thereafter, subject to Mr. Ramaswamy's continuous service in his capacity as Chief Executive Officer through each such vesting date and the additional forfeiture provision as set forth in his offer letter described above.

(8) The stock option is fully vested.

(9) The shares underlying the option vest in equal monthly installments over 48 months starting on April 8, 2022, subject to the named executive officer's continuous service through each such vesting date.

(10) 6.25% of the shares underlying the RSU award vested on June 8, 2022, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(11) 25% of the shares underlying the RSU award vested on March 15, 2024, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(12) 25% of the shares underlying the PRSU award vested on March 15, 2024, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each vesting date.

(13) 6.25% of the shares underlying the RSU award vested on June 20, 2024, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(14) 6.25% of the shares underlying the RSU award vested on September 15, 2023, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

(15) 8.33% of the shares underlying the RSU award vested on December 20, 2024, and 8.33% of the shares vest each quarter thereafter, subject to the named executive officer's continuous service through each such vesting date.

(16) 6.25% of the shares underlying the RSU award vested on June 15, 2023, and 6.25% of the shares vest each quarter thereafter, subject to the named executive officer’s continuous service through each such vesting date.

FISCAL YEAR 2025 OPTION EXERCISES AND STOCK VESTED

The following table presents certain information regarding any option exercises and stock vested during the fiscal year ended January 31, 2025 with respect to our named executive officers.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Sridhar Ramaswamy	—	—	78,942	11,307,332
Frank Slootman	800,000	147,005,175	77,658	11,495,287
Michael P. Scarpelli	—	—	44,815	6,639,642
Christian Kleinerman	—	—	51,617	7,582,519
Vivek Raghunathan	—	—	69,526	10,123,862
Christopher W. Degnan	127,820	20,757,223	39,054	5,650,022
Grzegorz Czajkowski	858,739	99,038,369	19,180	2,803,657

(1) The value realized on exercise is based on the difference between the closing price of our common stock on the date of exercise and the exercise price of the applicable options, and does not represent actual amounts received by our named executive officers as a result of the option exercises.

(2) The value realized on vesting is based on the total number of shares of common stock issued to each named executive officer upon the vesting of the RSU or PRSU award multiplied by the closing price of our common stock on the vesting date, and does not represent actual amounts received by our named executive officers as a result of the vesting event.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our Severance and Change in Control Plan (CIC Plan), which was adopted in June 2020 and amended in August 2023, provides severance and change in control benefits to each of our named executive officers and certain other participants, under the conditions described below. The CIC Plan provides different benefits for three different "tiers" of employees. Our Chief Executive Officer and Chief Financial Officer are "tier 1" employees, and our other named executive officers are "tier 2" employees.

Upon termination of employment by Snowflake other than for "cause," death, or "disability," or upon resignation for "good reason" (each as defined in the CIC Plan) that occurs during the period beginning three months prior to a "change in control" (as defined in the CIC Plan) and ending 18 months following such change in control, tier 1 and tier 2 employees will each be entitled to receive (i) a cash payment equal to 12 months of base salary, (ii) a cash payment equal to the participant's target annual bonus, (iii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees, and (iv) acceleration of vesting (and, if applicable, exercisability) of 100% of then-unvested equity awards held by such employee. For any equity acceleration, vesting of performance-based awards will be based on the participant's target achievement level (or actual achievement level if the performance metrics are measurable at the time of acceleration). In addition, with respect to equity awards that were granted to a tier 1 employee before the CIC Plan was amended in August 2023, upon a "change in control," 100% of such then-unvested equity awards will accelerate and become vested (and, if applicable, exercisable).

Upon termination of employment by Snowflake other than for cause, death, or disability or upon resignation for good reason that does not occur in connection with a change in control, tier 1 and tier 2 employees will be entitled to receive (i) a cash payment equal to 12 months of base salary, and (ii) reimbursement of the employer portion of COBRA premiums for up to 12 months for tier 1 employees and six months for tier 2 employees.

Except for single trigger equity acceleration upon a change in control available with respect to certain equity awards held by tier 1 employees, all benefits upon termination of employment by Snowflake are subject to the participant signing a general release of all claims. If our named executive officers are entitled to any benefits under other arrangements that are different from the benefits under the CIC Plan, each of such officers' benefits under the CIC Plan shall be provided only to the extent more favorable than the corresponding benefit under such other arrangement.

Under the amended and restated offer letter we entered into with Mr. Ramaswamy in connection with his appointment as Chief Executive Officer in February 2024, in addition to the benefits under the CIC Plan, upon termination of Mr. Ramaswamy's employment by Snowflake other than for cause, death, or disability or upon resignation for good reason that does not occur in connection with a change in control, Mr. Ramaswamy will be entitled to accelerated vesting of the unvested portion of his PRSU award granted in March 2024 pursuant to his offer letter. If such termination had occurred prior to the first anniversary of Mr. Ramaswamy's appointment as Chief Executive Officer, 100% of the unvested portion of the PRSU award would have accelerated and become vested based on actual performance (or if such termination had occurred before the end of the one-year performance period applicable to the PRSU award, which was fiscal year 2025, assuming the PRSU award had been achieved at the target level); and if the such termination occurs between the first and second anniversaries of his appointment, 50% of the unvested portion of the PRSU award achieved based on actual performance will accelerate and become vested. In addition, under the RSU grant notice that governs the RSU award granted to Mr. Ramaswamy in June 2023 in connection with our acquisition of Neeva, upon termination of Mr. Ramaswamy's employment by Snowflake other than for cause, 100% of the unvested portion of the RSU award will accelerate and become vested.

Under the confirmatory offer letter we entered into with Mr. Raghunathan in connection with his appointment as SVP, Engineering and Support in September 2024, in addition to the benefits under the CIC Plan, upon termination of Mr. Raghunathan's employment by Snowflake other than for cause, death, or disability or upon resignation for good reason that does not occur in connection with a change in control, Mr. Raghunathan will be entitled to accelerated vesting of the unvested portion of his RSU awards granted in June 2023 and October 2024. For each of the RSU awards, if such termination occurs prior to the second anniversary of Mr. Raghunathan's appointment as SVP, Engineering and Support, 50% of the shares subject to each such RSU award less any shares that have already vested as of the date of acceleration will accelerate and become vested. In addition, under the RSU grant notice that governs the RSU award granted to Mr. Raghunathan in June 2023 in connection with our acquisition of Neeva, upon termination of Mr. Raghunathan's employment by Snowflake other than for cause, 100% of the unvested portion of the RSU award will accelerate and become vested. The acceleration of these equity awards is subject to Section 7 of the CIC Plan (Non-Duplication of Benefits).

The following table presents quantitative estimates of the benefits that would have accrued to our named executive officers upon a qualifying termination pursuant to the CIC Plan and the terms of their offer letters, as applicable, assuming their employment had terminated as of January 31, 2025. Actual payments and benefits could be different if such events were to occur on any other date or if any other assumptions are used to estimate potential payments and benefits.

NAME	BENEFIT DESCRIPTION	TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE NOT IN CONNECTION WITH A CHANGE IN CONTROL ($)	TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE IN CONNECTION WITH A CHANGE IN CONTROL ($)	CHANGE IN CONTROL NOT IN CONNECTION WITH TERMINATION WITHOUT CAUSE BY SNOWFLAKE OR FOR GOOD REASON BY EXECUTIVE ($)
Sridhar Ramaswamy	Cash severance	750,000[1]	1,500,000[2]	—
	Accelerated vesting of equity awards	23,117,840[3]	64,596,728[4]	—
	Continuation of health benefits	37,918[5]	37,918[5]	—
Frank Slootman[6]	Cash severance	—	—	—
	Accelerated vesting of equity awards	—	—	—
	Continuation of health benefits	—	—	—
Michael P. Scarpelli[7]	Cash severance	500,000[1]	1,000,000[2]	—
	Accelerated vesting of equity awards	—	40,005,167[4]	10,421,941[8]
	Continuation of health benefits	37,918[5]	37,918[5]	—
Christian Kleinerman	Cash severance	450,000[1]	800,000[2]	—
	Accelerated vesting of equity awards	—	25,207,564[4]	—
	Continuation of health benefits	18,959[5]	18,959[5]	—
Vivek Raghunathan	Cash severance	500,000[1]	750,000[2]	—
	Accelerated vesting of equity awards	34,800,912[9]	42,603,846[4]	—
	Continuation of health benefits	18,959[5]	18,959[5]	—
Christopher W. Degnan[10]	Cash severance	450,000[1]	900,000[2]	—
	Accelerated vesting of equity awards	—	24,006,513[4]	—
	Continuation of health benefits	18,959[5]	18,959[5]	—
Grzegorz Czajkowski[11]	Cash severance	—	—	—
	Accelerated vesting of equity awards	—	—	—
	Continuation of health benefits	—	—	—

(1) Represents the named executive officer's base salary as in effect on January 31, 2025.
(2) Represents the sum of (i) the named executive officer's base salary as in effect on January 31, 2025 and (ii) the named executive officer's target annual bonus as in effect on January 31, 2025.

(3) Represents the sum of the values as of January 31, 2025 of the additional benefit from the acceleration of vesting of (i) the RSUs granted to Mr. Ramaswamy in June 2023 that would have occurred as a result of a termination without "cause" by Snowflake not in connection with a change in control pursuant to the applicable RSU grant notice, and (ii) the PRSUs granted to Mr. Ramaswamy that would have occurred as a result of a termination without "cause" by Snowflake or resignation by Mr. Ramaswamy for "good reason" not in connection with a change in control pursuant to the terms of his offer letter. The number of PRSUs that were deemed to accelerate as of January 31, 2025 for purposes of this table was based on the actual achievement with respect to the performance metrics for such period as described in the section titled "Compensation Discussion and Analysis – Fiscal Year 2025 Executive Compensation Program."

(4) Represents the sum of the values as of January 31, 2025 of the additional benefit from the acceleration of vesting, if any, of RSUs, PRSUs, and stock options that would have occurred as a result of a termination without "cause" by Snowflake, or resignation by the named executive officer for "good reason," in each case in connection with a change in control. The number of PRSUs that were deemed to accelerate as of January 31, 2025 for purposes of this table was based on the actual achievement with respect to the performance metrics for such period as described in the section titled "Compensation Discussion and Analysis – Fiscal Year 2025 Executive Compensation Program." The value of accelerated stock options for purposes of this table was determined by subtracting the exercise price of the stock option from the closing price of our common stock on January 31, 2025, which was $181.51 per share, and multiplying the result, if a positive number (in-the-money), by the number of stock options that would have vested as a result of termination.

(5) Represents continuing payment for twelve months, in the case of Mr. Ramaswamy and Mr. Scarpelli, or six months, in the case of Mr. Kleinerman, Mr. Raghunathan, and Mr. Degnan, of the portion of the healthcare premium cost as was borne by us under the level of coverage selected by the named executive officer and in effect as of January 31, 2025.

(6) Mr. Slootman was no longer eligible for the severance and change in control benefits under the CIC Plan following his resignation as Chief Executive Officer in February 2024. Mr. Slootman did not receive any severance benefits in connection with his resignation and termination of employment; however, for so long as any of his equity awards remain outstanding and continue to vest while he provides service to Snowflake as a director, Mr. Slootman will forgo any compensation otherwise payable to him under our Non-Employee Director Compensation Policy.

(7) See the section titled "Compensation Discussion and Analysis – Other Features of Our Executive Compensation Program – Offer Letters" for a description of the consulting agreement we entered into with Mr. Scarpelli setting forth the terms of his post-employment advisory role in anticipation of his retirement.

(8) Represents the sum of the values as of January 31, 2025 of the additional benefit from the acceleration of vesting, if any, of RSUs, PRSUs, and stock options granted before the CIC Plan was amended in August 2023 that would have occurred as a result of a change in control not in connection with a termination without "cause" by Snowflake or resignation by the named executive officer for "good reason," calculated as set forth in footnote (3) above.

(9) Represents the sum of the values as of January 31, 2025 of the additional benefit from the acceleration of vesting of the RSUs granted to Mr. Raghunathan that would have occurred as a result of a termination without "cause" by Snowflake not in connection with a change in control pursuant to the terms of his offer letter and the applicable RSU grant notices. In the event of resignation by Mr. Raghunathan for "good reason" not in connection with a change in control, the sum of such values would have been $12,162,350 pursuant to the terms of his offer letter.

(10) See the section titled "Compensation Discussion and Analysis – Other Features of Our Executive Compensation Program – Offer Letters" for a description of the Transition and Consulting Agreements we entered into with Mr. Degnan, as well as the severance benefits he received in accordance with the terms thereunder following his termination of employment on May 2, 2025.

(11) Mr. Czajkowski did not receive any severance benefits in connection with his resignation and termination of employment in July 2024.

GRANT OF CERTAIN EQUITY AWARDS CLOSE IN TIME TO THE RELEASE OF MATERIAL NONPUBLIC INFORMATION

From time to time, we grant stock options, RSU awards, and PRSU awards to our employees and other service providers, including our named executive officers. For our employees and other service providers who are neither executive officers nor certain other members of management, we make equity grants on regular, predetermined grant dates pursuant to our Equity Award Policy, regardless of whether there is any material nonpublic information (MNPI) about Snowflake on such dates. Such grant dates fall on the 8th, 15th, or 20th day of each month (or the immediately following trading day if such date falls on a weekend or holiday), depending on the calendar year, and are not specifically timed in relation to our disclosure of MNPI. While we do not maintain a written policy on the timing of grants of stock options and other stock awards made to our executive officers and certain other members of management, such grants are generally made either (i) on the same grant dates, as applicable, as grants made pursuant to the Equity Award Policy, or (ii) on the date of a regularly scheduled meeting of our board of directors or the compensation committee. We have not timed the release of MNPI for the purpose of affecting the value of executive compensation.

We have not granted stock options to our non-employee directors since our IPO in September 2020 and do not grant stock options to our non-employee directors under our current Non-Employee Director Compensation Policy, as further described under the heading, "Director Compensation—Non-Employee Director Compensation" above.

The following table sets forth the option grant(s) required to be disclosed pursuant to Item 402(x)(2) of Regulation S-K:

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING THE AWARD (#)	EXERCISE PRICE OF THE AWARD ($/SH)	GRANT DATE FAIR VALUE OF THE AWARD ($)	PERCENTAGE CHANGE IN THE CLOSING MARKET PRICE OF THE SECURITIES UNDERLYING THE AWARD BETWEEN THE TRADING DAY ENDING IMMEDIATELY PRIOR TO THE DISCLOSURE OF MATERIAL NONPUBLIC INFORMATION AND THE TRADING DAY BEGINNING IMMEDIATELY FOLLOWING THE DISCLOSURE OF MATERIAL NONPUBLIC INFORMATION (%)
Sridhar Ramaswamy	3/20/2024	959,908	163.04	74,764,494	1.28
Frank Slootman	—	—	—	—	—
Michael P. Scarpelli	—	—	—	—	—
Christian Kleinerman	—	—	—	—	—
Vivek Raghunathan	—	—	—	—	—
Christopher W. Degnan	—	—	—	—	—
Grzegorz Czajkowski	—	—	—	—	—

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of January 31, 2025. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders:

PLAN CATEGORY	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS (#)	(b) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS ($)[1]	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)) (#)[2]
Equity plans approved by stockholders			
2012 Equity Incentive Plan	20,068,130	8.37	—
2020 Equity Incentive Plan[3]	26,374,988	178.53	64,834,391
2020 Employee Stock Purchase Plan[4]	—	—	16,445,538
Equity plans not approved by stockholders	—	—	—

(1) The weighted-average exercise price excludes any outstanding RSU or PRSU awards, which have no exercise price.

(2) Stock options, RSU awards, or other stock awards granted under the 2012 Plan that are forfeited, terminated, expired, or repurchased become available for issuance under the 2020 Plan.

(3) The 2020 Plan provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on February 1st of each fiscal year for a period of up to ten years commencing on February 1, 2021 and ending on (and including) February 1, 2030, in an amount equal to 5% of the total number of shares of common stock outstanding on January 31st of the preceding fiscal year, or such lesser number of shares of common stock as determined by our board of directors prior to February 1st of a given fiscal year. Accordingly, on February 1, 2025, the number of shares of common stock available for issuance under the 2020 Plan increased by 16,693,275 shares. This increase is not reflected in the table above.

(4) Does not include future rights to purchase common stock under our ESPP, which depend on a number of factors described in our ESPP and will not be determined until the end of the applicable purchase period. The ESPP provides that the total number of shares of our common stock reserved for issuance thereunder will automatically increase on February 1st of each fiscal year for a period of up to ten years commencing on February 1, 2021 and ending on (and including) February 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on January 31st of the preceding fiscal year, and (ii) 8,500,000 shares of common stock, or (iii) such lesser number of shares of common stock as determined by our board of directors prior to February 1st of a given fiscal year. Accordingly, on February 1, 2025, the number of shares of common stock available for issuance under the ESPP increased by 3,338,655 shares. This increase is not reflected in the table above.

CHIEF EXECUTIVE OFFICER
PAY RATIO

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, we are required to provide to our stockholders specified disclosure regarding the relationship of our Chief Executive Officer's (CEO) annual total compensation to the annual total compensation of the employee whose compensation was at the median of the compensation of all of our employees (median employee), referred to as "pay ratio" disclosure.

For fiscal year 2025, the median of the annual total compensation of all of our employees (other than the CEO) was $298,219. We used December 31, 2024 to select our median employee. Due to the CEO transition in February 2024, we calculated the annual total compensation of the CEO by annualizing Mr. Ramaswamy's total compensation (using his effective annual salary as CEO), which was $101,350,238. Based on this information, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of our other employees was approximately 340 to 1. This pay ratio is significantly higher than our historical pay ratios as it reflects the total compensation package provided to Mr. Ramaswamy in connection with his CEO appointment, as described in detail in the section titled "Compensation Discussion and Analysis" above.

The pay ratio above represents our reasonable estimate calculated in a manner consistent with SEC rules and applicable guidance and is based on our internal records and the methodology described below. The SEC rules provide significant flexibility in how companies identify the median employee, and each company may use a different methodology and make different assumptions particular to that company. As a result, and as the SEC has explained, in considering the pay-ratio disclosure, stockholders should keep in mind that the SEC rule was not designed to facilitate comparisons of pay ratios among different companies, even companies within the same industry, but rather to allow stockholders to better understand and assess each particular company's compensation practices and pay-ratio disclosures. Accordingly, the pay ratio and related disclosure reported by other companies may not be comparable to the pay ratio and related disclosure provided herein.

METHODOLOGY USED TO IDENTIFY MEDIAN EMPLOYEE

We identified the median employee by considering our employee population as of December 31, 2024 (employee population determination date). We considered all individuals, excluding our CEO, who were employed by us (including our consolidated subsidiaries) on the employee population determination date, whether employed in the United States or outside the United States, or on a full-time, part-time, seasonal, or temporary basis, including employees on a leave of absence (such group of employees, our employee population). Contractors were not included in our employee population.

Compensation for purposes of identifying the median employee included the following: (1) annual base salary, target annual bonus, and target annual commissions, each as in effect as of December 31, 2024; (2) for non-salaried employees, hourly rate as in effect as of December 31, 2024 annualized for a full year; (3) the value, based on the closing price of our common stock on the date of grant, of stock awards granted to our employee population during fiscal year 2025, which reflected all new hire and "refresh" stock awards granted to our employee population during the fiscal year; and (4) the value of option awards granted to our employee population during fiscal year 2025, calculated by multiplying the number of option shares by the exercise price. For members of the employee population who were paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect as of December 31, 2024 as provided in our system of record for compensation information. We did not make any cost-of-living adjustments for employees outside of the United States. We believe our methodology represents a consistently applied compensation measure because it strikes a balance in terms of administrative burden while consistently treating all the primary compensation components for our worldwide workforce and capturing a full year of each of such primary compensation components.

Using the above approach, we determined the median employee of our employee population for fiscal year 2025. We calculated the annual total compensation for such median employee for fiscal year 2025 using the same methodology we used to calculate the amount reported for our named executive officers in the "Total" column of the "Summary Compensation Table" included in this Proxy Statement.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K under the Securities Act (Item 402(v)), we are providing the following information about the relationship between executive compensation that the SEC deems to have been "actually paid" to our current and former CEOs and other named executive officers (as used in this Pay Versus Performance section, other NEOs, and together with our current and former CEOs, NEOs), and certain indicators of our performance. Item 402(v) requires the amounts included in the "compensation actually paid" columns of the table below to be calculated according to a particular formula that treats the increase or decrease in the value of outstanding equity awards as amounts "actually paid" to the NEO, regardless of whether the NEO realized any gain from such fluctuation in equity value. Given that equity awards constitute the substantial majority of our NEOs' total compensation, changes in the fair value of vested and unvested equity awards will continue to have a significant effect on the amounts shown in the "compensation actually paid" columns of the table below.

For additional information concerning our pay-for-performance philosophy and how our executive compensation program is designed, please see the section titled "Executive Compensation—Compensation Discussion and Analysis."

| | | | | | | | | VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: | | |
FISCAL YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CURRENT CEO ($)[1]	SUMMARY COMPENSATION TABLE TOTAL FOR FORMER CEO ($)[1]	COMPENSATION ACTUALLY PAID TO CURRENT CEO ($)[2]	COMPENSATION ACTUALLY PAID TO FORMER CEO ($)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOS ($)[1]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOS ($)[2]	TOTAL STOCKHOLDER RETURN ($)[3]	PEER GROUP TOTAL STOCKHOLDER RETURN ($)[4]	NET INCOME (LOSS) ($)[5] (IN THOUSANDS)	PRODUCT REVENUE ($)[6] (IN MILLIONS)
2025	101,325,374	44,339	94,331,809	(7,426,717)	17,649,164	8,779,388	71.48	230.81	(1,289,212)	3,462
2024	—	21,225,625	—	22,370,841	12,019,477	21,439,205	77.04	180.88	(837,990)	2,667
2023	—	23,687,578	—	(494,671,832)	11,264,929	(64,047,291)	61.61	120.52	(797,526)	1,939
2022	—	775,196	—	(17,750,504)	549,231	(2,993,939)	108.65	142.95	(679,948)	1,141
2021	—	750,708	—	2,679,596,490	600,708	434,480,975	107.29	113.07	(539,102)	554

(1) The dollar amounts represent the total compensation reported in the Summary Compensation Table for fiscal year 2025 for each of Sridhar Ramaswamy (our current CEO and Principal Executive Officer) and Frank Slootman (our former CEO and Principal Executive Officer) and the average total compensation for Michael P. Scarpelli, Christian Kleinerman, Vivek Raghunathan, Christopher W. Degnan, and Grzegorz Czajkowski our other NEOs for fiscal year 2025. Mr. Ramaswamy and Mr. Slootman each served for a period of time as our CEO for fiscal year 2025. The other NEOs included for the purposes of calculating the average amounts in each of the other applicable fiscal years are as follows: (i) for fiscal years 2024, Mr. Scarpelli, Mr. Degnan, Mr. Kleinerman, and Mr. Czajkowski, (ii) for fiscal years 2023 and 2022, Mr. Scarpelli, Benoit Dageville, and Mr. Degnan, and (iii) for fiscal year 2021, Mr. Scarpelli and Mr. Degnan.

(2) The dollar amounts represent the amount of "compensation actually paid" (CAP) to each of Mr. Ramaswamy and Mr. Slootman and the average CAP to the other NEOs for the applicable fiscal year, as computed in accordance with Item 402(v). As noted above, the dollar amounts do not reflect the actual amounts of compensation earned, paid, or realized during the applicable fiscal year. In accordance with Item 402(v), the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the CAP for fiscal year 2025:

	FISCAL YEAR 2025		
	CURRENT CEO ($)	FORMER CEO ($)	AVERAGE FOR OTHER NEOS ($)
Summary Compensation Table Total	101,325,374	44,339	17,649,164
ADJUSTMENTS:			
Deduction for the amounts reported under the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table[a]	(99,812,305)	–	(16,913,969)
Item 402(v) Equity Award Adjustments[b]:			
Fair value of equity awards granted in the covered fiscal year that were outstanding and unvested at covered fiscal year end	86,375,575	–	14,532,271
Change in fair value of equity awards granted in prior fiscal years that were outstanding and unvested at covered fiscal year end	(1,996,668)	(2,552,019)	(1,242,196)
Fair value as of vesting date of equity awards granted and vested in the covered fiscal year	12,336,025	–	557,077
Change in fair value of equity awards granted in prior fiscal years that vested in the covered fiscal year	(3,896,192)	(4,919,037)	(3,197,504)
Fair value at prior fiscal year end of equity awards granted in prior fiscal years that failed to meet applicable vesting conditions in the covered fiscal year	–	–	(2,605,455)
Compensation Actually Paid	94,331,809	(7,426,717)	8,779,388

(a) Reflects the aggregate grant date fair value of the equity awards for our current and former CEOs, respectively, and the average aggregate grant date fair value of our other NEOs' equity awards, granted in each covered fiscal year as reported in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for the covered fiscal year, calculated in accordance with Topic 718. Because we do not sponsor or maintain any defined benefit pension plans, no deductions related to pension value were made.

(b) Item 402(v) equity award adjustments reflect the aggregate of the following (as applicable): (i) the fiscal year-end fair value of any equity awards granted in the covered fiscal year that were outstanding and unvested as of the end of such fiscal year; (ii) the amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior fiscal years that were outstanding and unvested as of the end of the covered fiscal year; (iii) for equity awards that were granted and vested in the same covered fiscal year, the fair value as of the vesting date; (iv) for equity awards granted in prior fiscal years that vested in the covered fiscal year, the amount equal to the change in fair value as of the vesting date compared to the fair value at the end of the prior fiscal year; and (v) the subtraction of the prior year-end fair value of any awards granted in prior fiscal years that failed to meet applicable vesting conditions during the covered fiscal year. Equity fair values are calculated in accordance with Topic 718. The valuation assumptions used to calculate these fair values were updated as of each applicable measurement date and differ from those disclosed in our audited consolidated financial statements as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date did not materially differ from the disclosure in our audited consolidated financial statements for the period in which the grant was made. The following table summarizes the ranges of assumptions used in estimating the fair values of stock options as of each applicable measurement date:

	FISCAL YEAR 2025
Expected term (in years)	0.5 - 6.7
Expected volatility	43.9% - 57.7%
Risk-free interest rate	3.5% - 5.3%
Expected dividend yield	– %

In addition, for the stock option granted to Mr. Ramaswamy in connection with his appointment as CEO, the shares to be issued upon exercise are subject to a minimum holding period requirement. We applied a discount for lack of marketability, ranging from 6.3% to 7.8%, to the fair value of the stock option as of each applicable measurement date.

(3) Represents the total stockholder return (TSR) of a $100 investment in our stock as of September 16, 2020, the date that our common stock began trading on the New York Stock Exchange, valued again on each of January 31, 2021, 2022, 2023, 2024, and 2025, assuming the reinvestment of gross dividends.

(4) Represents the TSR of the S&P 500 Information Technology Index based on a $100 investment as of September 16, 2020, valued again on each of January 31, 2021, 2022, 2023, 2024, and 2025, assuming the reinvestment of gross dividends.

(5) Represents net income (loss) as reported in our audited consolidated financial statements.

(6) We have identified product revenue as the most important financial performance measure used to link CAP to the current and former CEOs and other NEOs to our performance, as this measure is one of our key business metrics and is used to determine executive compensation, including as the key metric that determines funding under our Cash Incentive Bonus Plan.

FINANCIAL PERFORMANCE MEASURES

Below are the most important financial performance measures used by us to link CAP to our NEOs for fiscal year 2025 to our performance:

- Product Revenue

- Total Revenue

- Non-GAAP Product Gross Margin

- Non-GAAP Operating Margin

- Non-GAAP Adjusted Free Cash Flow

- Quarter over Quarter Stable Edges Growth

ANALYSIS OF INFORMATION PRESENTED IN THE PAY VERSUS PERFORMANCE TABLE

As required by SEC rules, we are providing in this section a graphic analysis showing a comparison of the CAP to our NEOs and the other metrics presented in the Pay Versus Performance table: total stockholder return, net income (loss), and product revenue.

The following graph shows the relationship between the CAP to each of our current and former CEOs, the average CAP to our other NEOs, our cumulative total stockholder return, and the cumulative total stockholder return of our peer group for each of the periods presented in the Pay Versus Performance table.



The following graph shows the relationship between the CAP to each of our current and former CEOs, the average CAP to our other NEOs, and our annual net income (loss) for each of the periods presented in the Pay Versus Performance table.



The following graph shows the relationship between the CAP to each of our current and former CEOs, the average CAP to our other NEOs, and our annual product revenue for each of the periods presented in the Pay Versus Performance table.



All of the information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of Snowflake under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent Snowflake specifically incorporates such information by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information regarding the ownership of our common stock as of April 30, 2025 by:

- each named executive officer;

- each of our directors and nominees;

- our directors and executive officers as a group; and

- each person or entity known by us to own beneficially more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 333,638,697 shares of common stock outstanding as of April 30, 2025. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares such person has the right to acquire within 60 days of the date of this table. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Snowflake Inc. Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715.

NAME	SHARES OF COMMON STOCK BENEFICIALLY OWNED (#)	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
NAMED EXECUTIVE OFFICERS, DIRECTORS AND NOMINEES		
Sridhar Ramaswamy[1]	402,505	*
Michael P. Scarpelli[2]	2,723,457	*
Benoit Dageville[3]	5,084,886	1.5
Christian Kleinerman[4]	795,830	*
Vivek Raghunathan[5]	72,340	*
Christopher W. Degnan[6]	963,506	*
Grzegorz Czajkowski	233,702	*
Frank Slootman[7]	11,221,243	3.3
Teresa Briggs[8]	31,955	*
Jeremy Burton[9]	41,615	*
Mark S. Garrett[10]	693,146	*
Kelly A. Kramer[11]	55,136	*
Mark D. McLaughlin[12]	11,235	*
William F. Scannell	—	—
Michael L. Speiser[13]	2,389,922	*
Jayshree V. Ullal[14]	55,136	*
All current directors and executive officers as a group (15 persons)[15]	23,578,406	6.8
5% STOCKHOLDER(S)		
The Vanguard Group[16]	27,154,056	8.1

* Less than one percent.

(1) Consists of (i) 115,905 shares of common stock held by Mr. Ramaswamy, (ii) 1,923 shares of common stock held by the Ramaswamy Trust, for which Mr. Ramaswamy is a trustee, (iii) 21,911 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Ramaswamy, (iv) 6,791 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Ramaswamy, and (v) 255,975 shares of common stock subject to stock options held by Mr. Ramaswamy that are exercisable within 60 days of the date of this table.

(2) Consists of (i) 133,551 shares of common stock held by Mr. Scarpelli, (ii) 167,521 shares of common stock held by the Scarpelli Family Trust, for which Mr. Scarpelli is a trustee, (iii) 176,829 shares of common stock held by the Irrevocable Trust f/b/o Child 1 created under the Michael P. Scarpelli 2019 Grantor Retained Annuity Trust, (iv) 176,829 shares of common stock held by the Irrevocable Trust f/b/o Child 2 created under the Michael P. Scarpelli 2019 Grantor Retained Annuity Trust, (v) 176,829 shares of common stock held by the Irrevocable Trust f/b/o Child 3 created under the Michael P. Scarpelli 2019 Grantor Retained Annuity Trust, (vi) 17,617 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 1, (vii) 17,617 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 2, (viii) 17,617 shares of common stock held by the 2020 Fintail Irrevocable GST Exempt Trust f/b/o Child 3, (ix) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 1, (x) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 2, (xi) 2,755 shares of common stock held by the 2020 Fintail Irrevocable Non-Exempt Trust f/b/o Child 3, (xii) 34,364 shares of common stock held by Mr. Scarpelli's spouse, (xiii) 4,127 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Scarpelli, (xiv) 16,468 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Scarpelli, and (xv) 1,775,823 shares of common stock subject to stock options held by Mr. Scarpelli that are exercisable within 60 days of the date of this table.

(3) Consists of (i) 3,254,680 shares of common stock held by The Snow Trust UTA, for which Mr. Dageville is a trustee, (ii) 750,000 shares of common stock held by the Selene GRAT No. 1, for which Mr. Dageville is the trustee, (iii) 3,539 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Dageville, (iv) 3,190 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Dageville, and (v) 1,073,477 shares of common stock subject to stock options held by Mr. Dageville that are exercisable within 60 days of the date of this table. Excludes 750,000 shares of common stock held by The Thira GRAT No. 1, for which Mr. Dageville's spouse is the trustee, with respect to which Mr. Dageville has no right or interest and disclaims beneficial ownership.

(4) Consists of (i) 446,098 shares of common stock held by Mr. Kleinerman, (ii) 58,568 shares of common stock held by the Kleinerman 2020 Dynasty LLC, for which Mr. Kleinerman is the manager and Mr. Kleinerman's immediate family are beneficiaries, (iii) 100,000 shares of common stock held by the Christian Kleinerman 2024 Grantor Retained Annuity Trust, for which Mr. Kleinerman is the trustee, (iv) 100,000 shares of common stock held by the Christian Kleinerman 2023 Grantor Retained Annuity Trust, for which Mr. Kleinerman is the trustee, (v) 33,499 shares of common stock held by the Christian Kleinerman 2022 Grantor Retained Annuity Trust, for which Mr. Kleinerman is the trustee, (vi) 7,506 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Kleinerman, (vii) 6,679 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Kleinerman, and (viii) 43,480 shares of common stock subject to stock options held by Mr. Kleinerman that are exercisable within 60 days of the date of this table.

(5) Consists of (i) 48,508 shares of common stock held by Mr. Raghunathan and (ii) 23,832 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Raghunathan.

(6) Consists of (i) 260,078 shares of common stock held by Mr. Degnan, (ii) 133,385 shares of common stock held by The Degnan Family Trust, for which Mr. Degnan is a trustee, (iii) 120,000 shares of common stock held by the Degnan Gift Trust, for which Mr. Degnan's immediate family members are beneficiaries, (iv) 100,589 shares of common stock held by The Sudbury Trust, for which Mr. Degnan's children are the beneficiaries and Mr. Degnan is an investment advisor, (v) 50,000 shares of common stock held by Fairbanks GRAT No. I for which Mr. Degnan and Mr. Degnan's spouse are the beneficiaries and Mr. Degnan is a trustee and investment advisor, (vi) 50,000 shares of common stock held by Sherborne GRAT No. I for which Mr. Degnan and Mr. Degnan's spouse are the beneficiaries and Mr. Degnan's spouse is a trustee and investment advisor, (vii) 5,518 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Degnan, (viii) 6,234 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Degnan, and (ix) 237,702 shares of common stock subject to stock options held by Mr. Degnan that are exercisable within 60 days of the date of this table.

(7) Consists of (i) 95,827 shares of common stock held by Mr. Slootman, (ii) 335,146 shares of common stock held by the Slootman Living Trust, for which Mr. Slootman is a trustee, (iii) 83,014 shares of common stock held by the Slootman Family Foundation, for which Mr. Slootman is a trustee but with respect to which Mr. Slootman has no pecuniary interest, (iv) 16,300 shares of common stock held by the Slootman Grandchildren's Trust, for which Mr. Slootman is a trustee, (v) 250,030 shares of common stock held by the Slootman 2023 Grantor Retained Annuity Trust, for which Mr. Slootman is a trustee, (vi) 91,058 shares of common stock held by the F. Slootman 2024 Grantor Retained Annuity Trust, for which Mr. Slootman is the trustee, (vii) 91,058 shares of common stock held by the B. Slootman 2024 Grantor Retained Annuity Trust, for which Mr. Slootman's spouse is the trustee, (viii) 1,173 shares of common stock held by Invisible Hand Ventures, LLC, for which Mr. Slootman is the manager and has sole voting and dispositive power, (ix) 6,408 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards granted to Mr. Slootman, (x) 5,873 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards granted to Mr. Slootman, and (xi) 10,245,356 shares of common stock subject to stock options held by Mr. Slootman that are exercisable within 60 days of the date of this table.

(8) Consists of (i) 1,955 shares of common stock held by Ms. Briggs and (ii) 30,000 shares of common stock subject to a stock option held by Ms. Briggs that is exercisable within 60 days of the date of this table.

(9) Consists of (i) 5,136 shares of common stock held by Mr. Burton, (ii) 20 shares held by the Burton Family Trust, for which Mr. Burton is a trustee, and (iii) 36,459 shares of common stock subject to a stock option held by Mr. Burton that is exercisable within 60 days of the date of this table.

(10) Consists of (i) 5,136 shares of common stock held by Mr. Garrett, (ii) 30,252 shares of common stock held by the Amy Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, for which Mr. Garrett's child is the beneficiary, (iii) 30,253 shares of common stock held by the Amy Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, for which Mr. Garrett's child is the beneficiary, (iv) 30,253 shares of common stock held by the Mark Garrett 2011 Irrevocable Trust FBO Lee A. Garrett, for which Mr. Garrett's child is the beneficiary, (v) 30,252 shares of common stock held by the Mark Garrett 2011 Irrevocable Trust FBO Brittany R.G. Smith, for which Mr. Garrett's child is the beneficiary, and (vi) 567,000 shares of common stock subject to a stock option held by Mr. Garrett that is exercisable within 60 days of the date of this table.

(11) Consists of (i) 5,136 shares of common stock held by Ms. Kramer and (ii) 50,000 shares of common stock subject to a stock option held by Ms. Kramer that is exercisable within 60 days of the date of this table.

(12) Consists of (i) 9,411 shares of common stock held by Mr. McLaughlin, (ii) 524 shares held by the McLaughlin 2020 Dynasty LLC, for which Mr. McLaughlin is the manager, and (iii) 1,300 shares held by the McLaughlin Revocable Trust, for which Mr. McLaughlin is a trustee and a beneficiary.

(13) Consists of (i) 24,083 shares of common stock held by Mr. Speiser, (ii) 1,756,124 shares of common stock held by various trusts, for which Mr. Speiser is a trustee, with respect to which Mr. Speiser disclaims beneficial ownership except as to his pecuniary interest, and (iii) 609,715 shares of common stock held by Chatter Peak Partners, L.P., for which Mr. Speiser is a trustee of a trust which is the general partner, with respect to which Mr. Speiser disclaims beneficial ownership except as to his pecuniary interest.

(14) Consists of (i) 5,136 shares of common stock held by Ms. Ullal and (ii) 50,000 shares of common stock subject to a stock option held by Ms. Ullal that is exercisable within 60 days of the date of this table.

(15) Consists of (i) 9,344,512 shares of common stock held directly or indirectly by all current executive officers and directors as a group, (ii) 67,323 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of RSU awards, (iii) 39,001 shares of common stock issuable upon the vesting, within 60 days of the date of this table, of PRSU awards, and (iv) 14,127,570 shares of common stock subject to stock options that are exercisable within 60 days of the date of this table.

(16) Based solely on a report on Schedule 13G/A filed with the SEC on November 12, 2024. The Vanguard Group has shared voting power over 242,933 shares of common stock, sole dispositive power over 26,368,621 shares of common stock, and shared dispositive power over 785,435 shares of common stock. The Schedule 13G/A contained information as of September 30, 2024 and may not reflect current holdings of common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act (Section 16(a)) requires our directors and officers (as defined under Section 16(a)), and persons who beneficially own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during the fiscal year ended January 31, 2025 we believe that our directors, officers, and persons who beneficially own 10% of a registered class of our equity securities timely filed all reports required under Section 16(a), except that, due to administrative error, one Form 4 for Emily Ho was filed late to report the grant of an RSU award.

TRANSACTIONS WITH
RELATED PERSONS

RELATIONSHIPS WITH OBSERVE, INC.

Mr. Burton, a member of our board of directors, is currently the Chief Executive Officer of Observe, Inc. Observe has been our customer since 2018. Since the beginning of fiscal year 2025, we have been a party to the following ongoing or new customer agreements with Observe: (i) a customer agreement renewed in January 2024 for a term of two years with a total contract value of $22.5 million; (ii) an additional customer agreement entered into in November 2024 for a term of 13 months with a total contract value of $1.5 million; and (iii) a technical services agreement entered into in January 2025 with a total contract value of $67,600. Pursuant to our customer agreements with Observe, Observe made payments to us of approximately $16.1 million for fiscal year 2025. Our customer agreements with Observe are negotiated in the ordinary course of business on terms that are comparable to the terms available to an unrelated third party.

In March 2024, we participated in the Series B Preferred Stock financing of Observe with a cash investment of approximately $5.0 million.

RELATIONSHIPS WITH BLACKROCK, INC.

Based on a report on Schedule 13G filed with the SEC on November 8, 2024, BlackRock, Inc. became a holder of more than 5% of our common stock as of September 30, 2024. BlackRock has been our customer since 2021. Since the beginning of fiscal year 2025, we have been a party to the following ongoing or new customer agreements with BlackRock: (i) a customer agreement entered into in January 2024 for a term of five years with a total contract value of $45 million; (ii) a technical services agreement entered into in January 2025 with a total contract value of $536,000; and (iii) a customer agreement entered into with a subsidiary of BlackRock in January 2025 for a term of 12 months with a total contract value of $50,000. Pursuant to our customer agreements with BlackRock, BlackRock made payments to us of approximately $10.5 million for fiscal year 2025. Our customer agreements with BlackRock and its affiliates are negotiated in the ordinary course of business on terms that are comparable to the terms available to an unrelated third party.

Based on a report on Schedule 13G/A filed with the SEC on April 24, 2025, BlackRock ceased to be a holder of more than 5% our common stock as of March 31, 2025.

RELATIONSHIPS WITH CTP AVIATION

Frank Slootman, our Chairman and former Chief Executive Officer, and Michael P. Scarpelli, our Chief Financial Officer, each own aircraft that is used in a pool of aircraft by CTP Aviation, a charter aircraft company, pursuant to a lease-back arrangement. We book charter aircraft for business travel services for Mr. Slootman, Mr. Scarpelli, and other directors, officers, and employees through CTP Aviation, and each of Mr. Slootman's and Mr. Scarpelli's aircraft may be used for business trips chartered by us. As part of these arrangements, when, from time to time, Mr. Slootman's or Mr. Scarpelli's aircraft is used by CTP Aviation (including any travel booked by us), as the aircraft owner, Mr. Slootman or Mr. Scarpelli, as applicable, receives from CTP Aviation substantially all of the charter charges, net of any charter fee retained by CTP Aviation and related aircraft operating expenses.

We paid CTP Aviation (i) $50,943 for business travel on Mr. Slootman's aircraft that occurred during fiscal year 2025 and (ii) $313,797 for business travel on Mr. Scarpelli's aircraft that occurred during fiscal year 2025.

INDEMNIFICATION AGREEMENTS

Our Certificate of Incorporation contains provisions limiting the liability of directors, and our Bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our Certificate of Incorporation and Bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors or its designee. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them.

POLICIES AND PROCEDURES FOR TRANSACTIONS WITH RELATED PERSONS

We have adopted a written Related Party Transactions Policy, which sets forth the procedures for our board of directors or our audit committee to identify, review, consider, and pre-approve, approve, or ratify any transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect material interest. In approving or rejecting any such transaction, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

HOUSEHOLDING OF
PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokerage firms) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single copy of the Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokerage firms with account holders who are our stockholders will likely be "householding" our proxy materials. A single copy of the Notice of Internet Availability of Proxy Materials or other Annual Meeting materials, as applicable, will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your brokerage firm that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify us that you wish to receive separate copies of the materials. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate copy of the Notice of Internet Availability of Proxy Materials or other Annual Meeting Materials, please notify your brokerage firm or us. Direct your written request to us at Suite 3A, 106 East Babcock Street, Bozeman, Montana 59715, Attention: Secretary, via email at IR@snowflake.com, or call (844) 766-9355, and we will promptly deliver a separate copy of the materials to you. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokerage firm.

OTHER
MATTERS

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements, other than statements of historical fact included in this document are forward-looking statements, including statements about our board of directors, corporate governance practices, executive compensation program, and equity compensation utilization. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this document. Such risks, uncertainties and other factors include those identified in the 2025 Annual Report and other subsequent documents we file with the SEC. Snowflake expressly disclaims any obligation to update or alter any forward-looking statements whether as a result of new information, future events or otherwise, except as required by any applicable law or regulations.

WEBSITE REFERENCES

Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of this document.

OTHER BUSINESS

The board of directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with his or her best judgment.

May 21, 2025

> We have filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2025 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Stockholders can also access this Proxy Statement and our Annual Report on Form 10-K at www.investors.snowflake.com. A copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, including the financial statements and financial statement schedules, will be provided without charge upon written request to us via email at IR@snowflake.com.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on July 2, 2025:
The Notice of Annual Meeting, Proxy Statement, and 2025 Annual Report are available at www.proxyvote.com.

APPENDIX A
PROPOSED BOARD DECLASSIFICATION AMENDMENT

Article VI, Section A.2 of the Certificate of Incorporation would be amended to read in its entirety as follows:

2. ELECTION.

(a)	Subject to the rights of the holders of any series of Preferred Stock to elect additional directors as specified in any Preferred Stock Designation, until the annual meeting of stockholders to be held in 2028 (the "*2028 Annual Meeting*"), the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. ~~Each class shall consist, as nearly as possible, of one-third of the total number of such directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following such initial classification of the Board of Directors, the initial term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification of the Board of Directors, the initial term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification of the Board of Directors, the initial term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.~~At the annual meeting of stockholders to be held in 2026 (the "*2026 Annual Meeting*"), the directors serving in the class with terms expiring at the 2026 Annual Meeting shall be elected for a one-year term and shall hold office until the annual meeting of stockholders to be held in 2027 (the "*2027 Annual Meeting*") and until such person's successor shall be elected and qualified, or such person's earlier death, resignation, retirement, disqualification or removal from office; at the 2027 Annual Meeting, the directors serving in the class with terms expiring at the 2027 Annual Meeting of stockholders shall be elected for a one-year term and shall hold office until the 2028 Annual Meeting and until such person's successor shall be elected and qualified, or such person's earlier death, resignation, retirement, disqualification or removal from office; at the 2028 Annual Meeting, the directors serving in the class with terms expiring at the 2028 Annual Meeting shall be elected for a one-year term and shall hold office until such person's successor shall be elected and qualified, or such person's earlier death, resignation, retirement, disqualification or removal from office. From and after the 2028 Annual Meeting, the directors shall no longer be divided into classes and all directors shall be elected for terms expiring at the next annual meeting of stockholders and shall hold office until their successors shall be elected and qualified, or their earlier death, resignation, retirement, disqualification or removal from office.

(b)	~~At any time that applicable law prohibits a classified board as described in Section A.2.(a) of this Article VI, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.~~ The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

(c)	No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(d)	Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

APPENDIX B
PROPOSED CLASS B REMOVAL AMENDMENT

Article IV of the Certificate of Incorporation would be amended to read in its entirety as follows:

IV.

A. The Company is authorized to issue ~~three~~two classes of stock to be designated, respectively, "~~Class A Common Stock," "Class B~~ Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is ~~2,885,461,432~~2,700,000,000 shares, 2,500,000,000 shares of which shall be ~~Class A~~ Common Stock (the "***Class A Common Stock***"), ~~185,461,432 shares of which shall be Class B Common Stock (the "*Class B Common Stock*" and, together with the Class A Common Stock, the "*Common Stock*")~~ and 200,000,000 shares of which shall be Preferred Stock (the "***Preferred Stock***"). The Preferred Stock shall have a par value of $0.0001 per share, and the Common Stock shall have a par value of $0.0001 per share.

<u>Upon the effectiveness of this Amended and Restated Certificate of Incorporation, and without any further action by the Company or any of its stockholders, each share of Class A Common Stock of the Company outstanding or held as treasury stock immediately prior to the effectiveness of this Amended and Restated Certificate of Incorporation shall be renamed as and shall become one share of Common Stock.</u>

B. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences, privileges and rights, and qualifications, limitations and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereafter prescribed (a "***Preferred Stock Designation***"). Subject to any limitation prescribed by law and the rights of any series of the Preferred Stock then outstanding, if any, authority is hereby expressly granted to and vested in the Board of Directors to authorize the issuance of all or any of the shares of the Preferred Stock in one or more series, and, with respect to each series of Preferred Stock, to fix the number of shares and state by the Preferred Stock Designation, the designations, powers, preferences, privileges and relative participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase (but not above the authorized number of shares of Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

C. The number of authorized shares of Preferred Stock~~, Class A Common Stock~~ or ~~Class B~~ Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, ~~Class A Common Stock~~ or ~~Class B~~ Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation filed with respect to any series of Preferred Stock. <u>For the avoidance of doubt, subject to the terms of any Preferred Stock Designation and to the fullest extent permitted by applicable law, (i) any amendment to the Certificate of Incorporation effecting the changes set forth in Section 242(d)(1) of the DGCL shall not require a vote of stockholders; and (ii) any amendment to the Certificate of Incorporation effecting the changes set forth in Section 242(d)(2) of the DGCL shall require only the vote of stockholders set forth in Section 242(d)(2) of the DGCL.</u>

D. Except as provided above, the ~~designations,~~ powers, ~~preferences,~~ privileges ~~and relative participating, optional~~, ~~or other~~ rights, and ~~qualifications,~~ limitations~~, or restrictions~~ of the ~~Class A Common Stock and Class B~~ Common Stock are as follows:

    1. **DEFINITIONS.**

        (a) "***Acquisition***" means (A) any consolidation or merger of the Company with or into any other Entity, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving Entity in substantially the same proportions (or, if the surviving Entity is a wholly owned subsidiary of another Entity, the surviving Entity's Parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred; *provided* that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(b)   "**Asset Transfer**" means a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(c)   "**Certificate of Incorporation**" means the certificate of incorporation of the Company, as amended or restated from time to time, including the terms of any Preferred Stock Designation of any series of Preferred Stock.

(d)   "**Entity**" means any corporation, partnership, limited liability company or other legal entity.

(e)   "~~**Effective Time**~~" ~~means the time of the acceptance of this Amended and Restated Certificate of Incorporation for filing with the Secretary of State of the State of Delaware.~~

(f)   "~~**Family Member**~~" ~~means with respect to any natural person, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings (in each case whether by blood relation or adoption) of such person.~~

(g)   "~~**Final Conversion Date**~~" ~~means 5:00 p.m. in New York City, New York on the earlier to occur following the IPO of (i) the first trading day falling nine (9) months after the date on which the outstanding shares of Class B Common Stock represent less than ten percent (10%) of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock, (ii) the seventh (7th) anniversary of the effectiveness of the registration statement in connection with the IPO or (iii) the date specified by affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a single class.~~

(h)   "~~**Founder**~~" ~~means the following individuals: Benoit Dageville, Thierry Cruanes and any Permitted Transferee of such Founder.~~

(i)   "~~**IPO**~~" ~~means the Company's first firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Class A Common Stock where the Class A Common Stock and Class B Common Stock are each a "covered security" as described in Section 18(b) of the Securities Act.~~

~~(j)~~(e)   "**Liquidation Event**" means (i) any Asset Transfer or Acquisition in which cash or other property is, pursuant to the express terms of the Asset Transfer or Acquisition, to be distributed to the stockholders in respect of their shares of capital stock in the Company or (ii) any liquidation, dissolution and winding up of the Company; *provided, however*, for the avoidance of doubt, compensation pursuant to any employment, consulting, severance or other compensatory arrangement to be paid to or received by a person who is also a holder of ~~Class A Common Stock or Class B~~ Common Stock does not constitute consideration or a "distribution to stockholders" in respect of the ~~Class A Common Stock or Class B~~ Common Stock.

(k)   "~~**Parent**~~" ~~of an Entity means any Entity that directly or indirectly owns or controls a majority of the voting power of the voting securities or interests of such Entity.~~

(l)   "~~**Permitted Entity**~~" ~~means, with respect to a Qualified Stockholder, any Entity in which such Qualified Stockholder directly, or indirectly through one or more Permitted Transferees, has sole dispositive power and exclusive Voting Control with respect to all shares of Class B Common Stock held of record by such Entity.~~

(m)   "~~**Permitted Transfer**~~" ~~means, and shall be restricted to, any Transfer of a share of Class B Common Stock:~~

(i)   ~~by a Qualified Stockholder that is a natural person (including a natural person serving in a trustee capacity with regard to a trust for the benefit of himself or herself or his or her Family Members), to the trustee of a Permitted Trust of such Qualified Stockholder or to such Qualified Stockholder in his or her individual capacity or as a trustee of a Permitted Trust;~~

(ii)   ~~by the trustee of a Permitted Trust of a Qualified Stockholder, to such Qualified Stockholder, the trustee of any other Permitted Trust of such Qualified Stockholder or any Permitted Entity of such Qualified Stockholder;~~

(iii)   ~~by a Qualified Stockholder to any Permitted Entity of such Qualified Stockholder;~~

(iv)   ~~by a Permitted Entity of a Qualified Stockholder to such Qualified Stockholder or any other Permitted Entity or the trustee of a Permitted Trust of such Qualified Stockholder;~~

(v)   ~~by a Qualified Stockholder that is a natural person, to a foundation in which such Qualified Stockholder or one or more Family Members of the Qualified Stockholder directly, or indirectly through one or more Permitted Transferees, has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such foundation; *provided* that in the event the Qualified Stockholder or Family Members of the Qualified Stockholder no~~

longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such foundation, each such share of Class B Common Stock then held by such foundation shall automatically convert as provided in Article IV(D)(6); or

(vi) by a Qualified Stockholder that is a partnership or limited liability company that beneficially held more than one percent (1%) of the total outstanding shares of Class B Common Stock as of immediately following the closing of the IPO, to any person or Entity that, upon the closing of the IPO, was a Control Person of such partnership or limited liability company, in accordance with the terms of the documents governing such partnership or limited liability company and without the payment of additional consideration, and any further Transfer(s) by such Control Person that is a partnership or limited liability company to any person or Entity that was upon the closing of the IPO a Control Person of such partnership or limited liability company in accordance with the terms of the documents governing such partnership or limited liability company and without the payment of additional consideration. All shares of Class B Common Stock held by affiliated Entities shall be aggregated together for the purposes of determining the satisfaction of such one percent (1%) threshold. For the purposes of the foregoing, a "*Control Person*" means any general partner of a limited partnership and any managing member, managing director or manager of a limited liability company.

(n) "*Permitted Transferee*" means a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

(o) "*Permitted Trust*" means a validly created and existing trust the beneficiaries of which are either a Qualified Stockholder or Family Members of the Qualified Stockholder or both, or a trust under the terms of which such Qualified Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (as amended from time to time) or a reversionary interest.

(p) "*Qualified Stockholder*" means (i) the registered holder of a share of Class B Common Stock on the closing of the IPO; (ii) the initial registered holder of any shares of Class B Common Stock that are originally issued by the Company after the closing of the IPO (including, without limitation upon exercise of options or warrants); and (iii) a Permitted Transferee.

(q)(f) "*Securities Act*" means the Securities Act of 1933, as amended.

(r) "*Transfer*" of a share of Class B Common Stock means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; *provided*, *however*, that the following shall not be considered a "Transfer" within the meaning of this Article IV:

(i) the granting of a revocable proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Company, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iii) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise exclusive Voting Control over such pledged shares; *provided*, *however*, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer"; or

(iv) entering into, or reaching an agreement, arrangement or understanding regarding, a support or similar voting or tender agreement (with or without granting a proxy) in connection with a Liquidation Event, Asset Transfer or Acquisition that has been approved by the Board of Directors.

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) a Permitted Transferee on the date that such Permitted Transferee ceases to meet the qualifications to be a Permitted Transferee of the Qualified Stockholder who effected the Transfer of such shares to such Permitted Transferee or (ii) an Entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the closing of the IPO, of a majority of the voting power of the voting securities of such Entity or any Parent of such Entity, other than a Transfer to parties that are, as of the closing of the IPO, holders of voting securities of any such Entity or Parent of such Entity.

(s) "*Voting Control*" means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. **RIGHTS RELATING TO DIVIDENDS**, ~~SUBDIVISIONS AND COMBINATIONS~~.

~~(a)~~ Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the ~~Class A Common Stock and Class B~~ Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. ~~Except as permitted in Section 2(b) of Article IV(D), any dividends paid to the holders of shares of Class A Common Stock and Class B Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.~~

~~(b) The Company shall not declare or pay any dividend or make any distribution to the holders of Class A Common Stock or Class B Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock, or rights to acquire shares of Class B Common Stock, as applicable, are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock, or rights to acquire shares of Class A Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date.~~

~~(c) If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.~~

3. **VOTING RIGHTS.**

(a) ~~Class A~~ **Common Stock.** Each holder of shares of ~~Class A~~ Common Stock shall be entitled to one (1) vote for each share thereof held on all matters submitted to a vote of the stockholders of the Company.

~~(b) Class B Common Stock. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share thereof held on all matters submitted to a vote of the stockholders of the Company.~~

~~(c) Class B Common Stock Protective Provisions. So long as any shares of Class B Common Stock remain outstanding, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Common Stock then outstanding, voting together as a single class, directly or indirectly, or whether by amendment, or through merger, recapitalization, consolidation or otherwise:~~

~~(i) amend, alter, or repeal any provision of the Certificate of Incorporation or the Bylaws of the Company (the "**Bylaws**"), that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of the Class B Common Stock; or~~

~~(ii) reclassify any outstanding shares of Class A Common Stock of the Company into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or the right to more than one (1) vote for each share thereof.~~

~~(d)~~(b) **General.** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock, ~~Class A Common Stock~~ and ~~Class B~~ Common Stock shall vote together and not as separate series or classes on all matters submitted to a vote of the stockholders of the Company. Except as otherwise required by applicable law, holders of ~~Class A Common Stock and Class B~~ Common Stock, ~~as such,~~ shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or applicable law.

4. **LIQUIDATION RIGHTS.**

In the event of a Liquidation Event, upon the completion of the distributions required with respect to each series of Preferred Stock that may then be outstanding, the remaining assets of the Company legally available for distribution to stockholders shall be distributed on a~~n equal priority,~~ pro rata basis to the holders of ~~Class A Common Stock and Class B~~ Common Stock~~, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class~~; *provided*, *however*, for the avoidance of doubt, compensation pursuant to any employment, consulting, severance or other compensatory arrangement to be paid to or received by a person who is also a holder of ~~Class A Common Stock or Class B~~

Common Stock does not constitute consideration or a "distribution to stockholders" in respect of the ~~Class A Common Stock or Class B~~ Common Stock.

~~5.   OPTIONAL CONVERSION.~~

~~(a)   **Optional Conversion of the Class B Common Stock.**~~

~~(i)   At the option of the holder thereof, each share of Class B Common Stock shall be convertible, at any time or from time to time, into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock as provided herein.~~

~~(ii)   Each holder of Class B Common Stock who elects to convert the same into shares of Class A Common Stock shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Company or any transfer agent for the Class B Common Stock, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted, or, if the shares are uncertificated, immediately prior to the close of business on the date that the holder delivers notice of such conversion to the Company's transfer agent, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date. If a conversion election under this Section 5(a)(ii) is made in connection with an underwritten offering of the Company's securities pursuant to the Securities Act, the conversion may, at the option of the holder tendering shares of Class B Common Stock for conversion, be conditioned upon the closing with the underwriters of the sale of the Company's securities pursuant to such offering, in which event the holders making such elections who are entitled to receive Class A Common Stock upon conversion of their Class B Common Stock shall not be deemed to have converted such shares of Class B Common Stock until immediately after to the closing of such sale of the Company's securities in the offering.~~

~~6.   AUTOMATIC CONVERSION.~~

~~(a)   **Automatic Conversion of the Class B Common Stock.** Each share of Class B Common Stock shall automatically be converted into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock upon a Transfer, other than a Permitted Transfer, of such share of Class B Common Stock. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the office of the Company or any transfer agent for the Class A Common Stock.~~

~~(b)   **Conversion Upon Death.** Each share of Class B Common Stock held of record by a natural person, including a natural person serving in a trustee capacity, other than a Founder (including a Founder holding shares in a trustee capacity), shall automatically, without any further action, convert into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock upon the death of such natural person. Each share of Class B Common Stock held of record by a Founder (including a Founder holding shares in a trustee capacity) shall automatically, without any further action, convert into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock nine (9) months after the date of the death of such Founder.~~

~~7.   FINAL CONVERSION.~~

~~(a)   **Final Conversion.** On the Final Conversion Date, each one (1) issued share of Class B Common Stock shall automatically, without any further action, convert into one (1) duly authorized, validly issued, fully paid and nonassessable share of Class A Common Stock. Following the Final Conversion Date, the Company may no longer issue any additional shares of Class B Common Stock. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock, if any, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the office of the Company or any transfer agent for the Class A Common Stock.~~

(b)   **Procedures.** The Company may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Company as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Company as to whether a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(c)   **Immediate Effect.** In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 0, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Final Conversion Date, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

8.   RESERVATION OF STOCK ISSUABLE UPON CONVERSION.

The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, as applicable, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, as applicable, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such numbers of shares as shall be sufficient for such purpose.

9.   PROHIBITION ON REISSUANCE OF SHARES.

Shares of Class B Common Stock that are acquired by the Company for any reason (whether by repurchase, upon conversion, or otherwise) shall be retired in the manner required by law and shall not be reissued as shares of Class B Common Stock.

APPENDIX C
STATEMENT REGARDING USE OF NON-GAAP FINANCIAL MEASURES

This Proxy Statement includes the following non-GAAP financial measure, which should be viewed as an addition to, and not a substitute for or superior to, financial measures calculated in accordance with GAAP.

- **Non-GAAP Free Cash Flow**. Free cash flow is defined as net cash provided by operating activities reduced by purchases of property and equipment and capitalized internal-use software development costs. Cash outflows for employee payroll tax items related to the net share settlement of equity awards are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. We believe this measure provides useful supplemental information to investors because it is an indicator of the strength and performance of our core business operations.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies. We encourage stockholders to carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business. Please see the table below for the reconciliation of GAAP and non-GAAP results.

GAAP to Non-GAAP Reconciliation

(in millions)

	Fiscal Year Ended January 31,	
	2025	2024
Free cash flow:		
GAAP net cash provided by operating activities	$ 959.8	$ 848.1
Less: purchases of property and equipment	(46.3)	(35.1)
Less: capitalized internal-use software development costs	(29.4)	(34.1)
Non-GAAP free cash flow	$ 884.1	$ 778.9
GAAP net cash provided by investing activities	$ 190.6	$ 832.3
GAAP net cash used in financing activities	$ (226.5)	$ (854.1)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-39504



SNOWFLAKE INC.

(Exact name of registrant as specified in its charter)

Delaware	**46-0636374**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3A, 106 East Babcock Street
Bozeman, MT 59715

(Address of principal executive offices)[1]

(844) 766-9355

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	SNOW	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant on July 31, 2024 (the last business day of the registrant's fiscal second quarter), based on the closing price of $130.38 for shares of the registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $42.3 billion.

As of March 7, 2025, there were 334.1 million shares of the registrant's Class A common stock, par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the registrant's fiscal year ended January 31, 2025.

---

[1] We are a Delaware corporation with a globally distributed workforce and no corporate headquarters. Under the Securities and Exchange Commission's rules, we are required to designate a "principal executive office." For purposes of this report, we have designated our office in Bozeman, Montana as our principal executive office.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this report, including statements regarding our future results of operations and financial condition, business strategy, opportunities, priorities, capital requirements, market trends, and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as "anticipate," "believe," "continue," "can," "could," "design," "estimate," "target," "expect," "intend," "may," "plan," "potentially," "predict," "project," "should," "will," "would," or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses, and other operating results, including statements relating to the portion of our remaining performance obligations that we expect to recognize as revenue in future periods;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to maintain and increase consumption on our platform;

- our ability to continue to innovate and make new features generally available to customers, including our development and use of artificial intelligence and machine learning, and our customers' adoption and use of such features;

- our ability to achieve or sustain our profitability;

- future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our growth strategies for, and market acceptance of, our platform and the AI Data Cloud, including the Snowflake Marketplace and Snowpark, as well as our ability to execute such strategies;

- our ability to successfully integrate and realize the benefits of strategic acquisitions;

- our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to protect our intellectual property rights and any costs associated therewith;

- our ability to prevent or mitigate disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies;

- our expectations regarding general market conditions and the effects of those conditions, including on customer and partner activity;

- our ability to compete effectively with existing competitors and new market entrants;

- the growth rates of the markets in which we compete;

- our expectations regarding our strategic investments, including the impact of changes in market conditions;

- our expectations regarding our convertible senior notes, including the expected use of proceeds we received and our ability to meet the requirements of the notes;

- our expectations regarding our stock repurchase program;

- our expectations regarding stock-based compensation; and

- the impacts of volatility and uncertainty in the global economy on our business and the businesses of our customers and partners.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Other sections of this Annual Report on Form 10-K may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (investors.snowflake.com), our filings with the Securities and Exchange Commission (SEC), webcasts, press releases, and conference calls. We use these mediums, including our website, as well as social media, including certain X (formerly Twitter) and LinkedIn accounts held and/or managed by us or our executive officers, to communicate with investors and the general public about our company, our products, and other issues. It is possible that the information we make available on our website or social media may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information we make available on our website and social media.

SELECTED RISKS AFFECTING OUR BUSINESS

Investing in our common stock involves numerous risks, including those set forth below. This summary does not contain all of the information that may be important to you, and you should read this summary together with the more detailed discussion of risks and uncertainties set forth in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. Below is a summary of some of these risks, any one of which could materially adversely affect our business, results of operations, and financial condition. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

- We have experienced rapid revenue growth and have a limited operating history, both of which make it difficult to forecast our future results of operations.

- We may not have visibility into our future financial position and results of operations.

- We have a history of operating losses and may not achieve or sustain profitability in the future.

- The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

- If we fail to innovate in response to changing customer needs, new technologies, or other market requirements, our business, financial condition, and results of operations could be harmed.

- If we are not successful in executing our investments in artificial intelligence and machine learning technology (AI Technology), including generative AI Technology, our business, financial condition, and results of operations could be harmed.

- If we, our customers, or third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

- We or our third-party service providers could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

- We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

- Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.

- Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations, such as longer sales cycles and more complex customer requirements.

- We do business with federal, state, local, and foreign governments and agencies, and heavily regulated organizations; as a result, we face heightened risks related to special contract terms, non-standard product deployments, and compliance with additional processes, rules, and regulations.

- If we lose key members of our management team or are unable to attract and retain the executives and employees we need to support our operations and growth, our business and future growth prospects may be harmed.

- Unfavorable conditions in our industry or the global economy, reductions in cloud spending, or lower than expected consumption, could limit our ability to grow our business and negatively affect our results of operations.

- General market conditions, volatility, or disruptions, including higher inflation, higher interest rates, bank failures, and fluctuations or volatility in capital markets or foreign currency exchange rates, could have an adverse impact on our or our customers' or partners' businesses, which could negatively impact our financial condition or results of operations.

PART I

ITEM 1. BUSINESS

We believe that a cloud computing platform that puts data and artificial intelligence (AI) at its core will offer great benefits to organizations by allowing them to realize the value of the data that powers their businesses. By offering rich primitives for data and applications, we believe that we can create a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the AI Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from a growing number of data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the AI Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful insights, apply AI to solve business problems, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Snowflake solves the decades-old problem of data silos and data governance. Leveraging the elasticity and performance of the public cloud, our platform enables customers to unify and query data to support a wide variety of use cases. It also provides frictionless and governed data access so users can securely share data inside and outside of their organizations, generally without copying or moving the underlying data. As a result, customers can blend existing data with new data for broader context, augment data science efforts, and create new monetization streams. Delivered as a service, our platform requires near-zero maintenance, enabling customers to focus on deriving value from their data rather than managing infrastructure.

Our cloud-native architecture includes three independently scalable but logically integrated layers across compute, storage, and cloud services. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases with minimal latency. The storage layer ingests massive amounts and varieties of structured, semi-structured, and unstructured data to create a unified data record. The cloud services layer intelligently optimizes each use case's performance requirements with no administration. This architecture is built on three major public clouds across 47 regional deployments around the world. These deployments are generally interconnected to deliver the AI Data Cloud, enabling a consistent, global user experience.

Our platform supports a wide range of product categories that enable our customers' most important business objectives, including analytics, data engineering, AI, and applications and collaboration. We are committed to expanding our platform's product features and use cases and supporting developers in building their applications and businesses. Many of our product features help power multiple product categories. In 2021, we launched Snowpark for Java and Scala to allow developers to build in the language of their choice, and in 2022 we added support for Python. Snowpark brings the power of Python and Java to our platform and complements many use cases for our customers across several product categories, including data engineering and AI. In 2023, we launched Snowpark Container Services, a fully managed container platform designed to facilitate the deployment, management, and scaling of containerized applications and AI models within our ecosystem. Snowpark Container Services are used in several of our product categories, including AI and applications. In 2024, we announced Snowflake Intelligence, within our AI product category, to enable our customers to create data agents, empowering business users to take actions on structured and unstructured data without the need for technical knowledge or coding skills. We continue to invest in our Native Application program to help companies build, operate, and market applications in the AI Data Cloud by supporting developers across all stages of the application journey.

We have an industry-vertical focus, which allows us to go to market with tailored business solutions. For example, we have launched the AI Data Cloud for Financial Services, Advertising, Media and Entertainment, Retail & Consumer Goods, Healthcare & Life Sciences, Manufacturing, Technology, Telecom, Travel & Hospitality, and the Public Sector. Each of these brings together Snowflake's platform capabilities with industry-specific partner solutions and datasets to drive business growth and deliver improved experiences and insights.

Our business benefits from powerful network effects. The AI Data Cloud will continue to grow as organizations move their siloed data from cloud-based repositories and on-premises data centers to the AI Data Cloud. The more customers adopt our platform, the more data can be exchanged with other Snowflake customers, partners, data providers, and data consumers, enhancing the value of our platform for all users. We believe this network effect will help us drive our vision of the AI Data Cloud.

Our platform is used globally by organizations of all sizes across a broad range of industries. As of January 31, 2025, we had 11,159 total customers, increasing from 9,384 customers as of January 31, 2024. As of January 31, 2025, our customers included 745 of the Forbes Global 2000, based on the 2024 Forbes Global 2000 list, and those customers contributed approximately 42% of our revenue for the fiscal year ended January 31, 2025. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments. As our customers experience the benefits of our platform, they typically expand their usage significantly, as evidenced by our net revenue retention rate, which was 126% as of January 31, 2025. The number of customers that contributed more than $1 million in trailing 12-month product revenue increased from 455 to 580 as of January 31, 2024 and 2025, respectively.

For the fiscal years ended January 31, 2025, 2024, and 2023, our revenue was $3.6 billion, $2.8 billion, and $2.1 billion, respectively, representing year-over-year growth of 29% and 36%, respectively. Our net loss was $1.3 billion, $838.0 million, and $797.5 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

The Rise of the AI Data Cloud

Data exists everywhere, but is often held hostage in silos by machines, applications, networks, and clouds. To access the value of this data, organizations are undergoing massive digital transformation initiatives, and data is driving operations for many modern enterprises. In an effort to mobilize data, companies have invested billions of dollars in disparate on-premises systems, infrastructure clouds, and application clouds. Yet, there are a myriad of challenges associated with legacy data solutions and the data silo problem persists.

We believe the AI Data Cloud can enable a world without data silos, allowing organizations to effortlessly discover, access, derive insights from, and share data from a variety of sources. Customers can share and provide access to each other's data or data products, build and deploy AI applications and experiences, augment data science and machine learning (ML) algorithms with more data sets, connect global supply chains through data hubs, build data and AI products, and create new monetization channels by connecting data providers and consumers. As the AI Data Cloud grows through broad adoption and increasing usage, there are enhanced benefits from greater data availability. Moving forward, we are continuing to foster these benefits through industry-specific AI Data Clouds and the Native Application Framework.

Our Solution

Our platform is built on a cloud-native architecture that leverages the massive scalability and performance of the public cloud. Our platform allows customers to consolidate data into a single source of truth, whether stored in Snowflake or connected from external storage like Apache Iceberg tables, to drive meaningful insights, power applications, and share data across regions and public clouds. Key elements of our platform include:

- *Diverse data types.* Our platform integrates and optimizes structured, semi-structured, and unstructured data, while maintaining performance and flexibility.

- *Massive scalability of data volumes.* Our platform leverages the scalability and performance of the public cloud to support growing data sets without sacrificing performance.

- *Multiple use cases and users simultaneously.* Our platform makes compute resources dynamically available to address the demand of as many users and use cases as needed. Because the storage layer is independent of compute, the data is centralized and simultaneously accessible by many users without compromising performance or data integrity.

- *Optimized price-performance.* Our platform uses advanced optimizations to efficiently access only the data required to deliver the desired results. It delivers speed without the need for tuning or the expense of manually organizing data prior to use. Organizations can adjust their consumption to precisely match their needs, always optimizing for price-performance.

- *Easy to use.* Our platform can be up and running in seconds and is priced based on a consumption-based business model, reducing hidden costs and ensuring customers pay only for what they use. Snowpark, our developer framework, allows developers to interact with Snowflake through various popular programming languages, including Python. This, combined with our familiar SQL-based programming model and query language, provides choice for organizations without governance tradeoffs and saves time and costs to learn new skills or hire specialized analysts or data scientists.

- *Delivered as a service with no overhead.* Our platform is delivered as a service, eliminating the cost, time, and resources associated with managing underlying infrastructure. We deliver automated platform updates regularly with minimal planned downtime, eliminating expensive and time-consuming version and patch management. This gives customers the ability to consume more data at a lower total cost of ownership compared with other solutions.

- *Multi-cloud and multi-region.* Our platform is available on three major public clouds across 47 regional deployments around the world. These deployments are generally interconnected to provide a global and consistent user experience.

- *Seamless and secure collaboration.* Our platform enables governed and secure sharing of live data within an organization and externally across customers and partners, generally without copying or moving the underlying data. When sharing data across regions and public clouds, our platform allows customers to easily replicate data and maintain a single source of truth. Our platform also enables organizations to securely share and monetize data products.

Key Benefits to our Customers

Our platform enables customers to:

- *Transform into data-driven businesses.* Our platform connects data silos, empowers secure and governed access to data, and removes data management and infrastructure complexities. This enables organizations to drive greater insights, improve products and services, and pursue new business opportunities.

- *Consolidate data into a single, analytics- and AI-ready source of truth.* Our platform simplifies our customers' data infrastructure by centralizing data in an analytics- and AI-ready format. As a result, organizations are able to deliver secure, fast, and accurate decision making. It also simplifies governance and minimizes the errors, complexity, and costs associated with managing data silos.

- *Increase agility, augment insights, and create new monetization streams through seamless collaboration.* Our platform allows customers to seamlessly share and consume live data across their organizations, and with their partners, customers, and suppliers, without moving the underlying data. Our platform also allows customers to unlock previously untapped monetization streams through creating and sharing data applications and data products. Customers can also leverage the Snowflake Marketplace, which provides access to hundreds of live, ready-to-query third-party data sets and data products across a wide range of categories. Through collaborating within and outside of their ecosystems, our customers are able to enhance insights and better reach, engage, and retain their end customers.

- *Benefit from a global multi-cloud strategy.* Our platform delivers a consistent product experience across connected regions and public clouds. With a global multi-cloud strategy, organizations can optimize for the best features and functionality each public cloud provides, without becoming overly reliant on a single public cloud provider. Our customers can optimize their cloud costs, seamlessly migrate data among connected public clouds without having to alter existing security policies, and implement regional strategies, including to meet regulatory and data sovereignty requirements.

- *Reduce time spent managing infrastructure.* Because we deliver our platform as a service, our customers can focus on driving immediate value from their data and not on managing complex and expensive infrastructure.

- *Enable greater data access through enhanced data governance.* Security and governance, including the encryption of data in transit and at rest, are part of our core design values. This provides customers with the confidence to share their data inside their organizations, as well as with their partners, customers, and suppliers, to unlock new insights and build new applications.

Our Growth Strategies

We intend to invest in our business to advance the AI Data Cloud through the adoption of our platform. Our growth strategies include:

- *Innovate and advance our platform.* We have a history of technological innovation, releasing new features on a regular basis and making frequent updates to our platform. We intend to continue making significant investments in research and development and hiring top technical talent to enable new use cases, strengthen our technical lead in our platform's architecture, and increase our differentiation through enhanced collaboration capabilities. During the fiscal year ended January 31, 2025, capabilities like Iceberg tables, hybrid tables, notebooks, Internal Marketplace, Universal Search, Document AI, Snowflake Cortex AI, and Snowflake ML became generally available, while capabilities like lineage visualization interface, Snowflake Open Catalog, ML Operations, AI model sharing and model explainability became available in public preview, and are expected to become generally available in the fiscal year ending January 31, 2026.

- *Drive growth by acquiring new customers.* We believe that nearly all organizations will eventually embrace a cloud strategy, and that the opportunity to continue growing our customer base, particularly with larger organizations and organizations with vast amounts of data, is substantial. To drive new customer growth, we intend to continue investing in sales and marketing, with a focus on replacing legacy solutions and big data offerings and providing industry-specific services. We are also investing heavily to meet the heightened needs of our customers in regulated markets, such as the public sector, financial services, and countries with data localization requirements.

- *Drive increased usage within our existing customer base.* As customers realize the benefits of our platform, they typically increase their platform consumption by processing, storing, and sharing more data, and by leveraging additional use cases enabled by our continued innovation. We plan to continue investing in sales and marketing, with a focus on driving more consumption on our platform to grow large customer relationships, which lead to scale and operating leverage in our business model.

- *Expand our global footprint.* As organizations around the world increase their public cloud adoption, we believe there is a significant opportunity to expand the use of our platform outside of North America. We continue to make investments in sales and marketing, research and development, customer support, and public cloud deployments across the EMEA, Asia-Pacific and Japan (APJ), and Latin America regions.

- *Expand data content and collaboration across our global ecosystem.* Our platform provides an innovative way for organizations to collaborate and connect with data and data products, including through the Snowflake Marketplace. We plan to continue investing in adding new customers, partners, data providers, data consumers, and forms of sharing to connect on our platform, and to drive market awareness of the AI Data Cloud.

- *Grow and invest in our partner network.* Our Snowflake Partner Network is comprised of system integrators, resellers, data providers, and other services partners who help accelerate the adoption of our platform, and technology partners, who help provide end-to-end solutions to our customers. We plan to continue investing in building out our partner program to drive more consumption on our platform, broaden our distribution footprint, acquire new customers, and drive greater awareness of our platform. Partners can participate in programs like AI Competencies, Industry Competencies, Snowpark Accelerated, and Governance Accelerated to receive special support from Snowflake technical experts.

Our Platform

Our platform unifies data and supports a growing variety of product categories, including analytics, data engineering, AI, and applications and collaboration. Customers can leverage our platform for any one of these products, but when taken together, they provide an integrated, end-to-end solution that delivers greater insights, faster data transformations, improved data sharing, and accelerated application development. Delivered as a service, our platform is deployed across multiple public clouds and regions, is easy to use, and requires near-zero maintenance.

Product Categories

Organizations use our platform to power the following product categories:

- **Analytics.** Our platform provides reporting and analytics to improve business intelligence. For Analytics, our platform enables organizations to:

  ◦ *Support multiple users and activities concurrently.* Enable multiple activities, such as repeatable analytics, rendering of dashboards, or ad hoc explorations, such as data science model training, with flexible compute capacity, no resource contention, and no provisioning of any infrastructure.

  ◦ *Generate comprehensive data insights.* Run queries on structured, semi-structured, and unstructured data to capitalize on a more comprehensive view of their data to drive maximum insights.

  ◦ *Simplify data governance.* Gain immediate insight into data and usage patterns and set policies and configurations to maximize governance.

  ◦ *Simplify development by uniting transactions and analytical data.* Analytics includes Unistore, which, using hybrid tables, allows our customers to develop lightweight transactional use cases like serving data or storing an application's state, all within our platform. Unistore also enables customers to quickly analyze transactional and historical data from across the organization's ecosystem, build new and better customer experiences, and get deeper insights by integrating transactional and analytical data in a single data set.

- **Data Engineering.** Our platform enables organizations to efficiently build and manage streaming and batch data pipelines in SQL or Python for downstream consumers like data science teams, analytics teams, and business applications. For Data Engineering, our platform enables organizations to:

  ◦ *Drive faster decision making.* Ingest data and transform it in real time to help ensure access to up-to-date information to drive better business outcomes.

  ◦ *Dynamically meet peak business demands.* Meet fluctuating business demands by instantly scaling resources up and down.

  ◦ *Build a modern scalable data lake / lakehouse in the cloud.* Consolidate data into one centralized place with the scalability, security, and power of the cloud to enable real-time analytics on all data. Store structured and unstructured data in one place where data teams can integrate different tools and platforms on a single, shared dataset. Customers can rely on this centralized data repository to address a variety of use cases.

  ◦ *Enact better governance and security to enable broader data access.* Simplify data governance and provide rich security and controls to help ensure data is managed and accessed according to regulatory and corporate requirements.

- **AI.** Our unified data and AI platform enables organizations to build and deploy large language models (LLMs), ML models, and other AI functionality to:

  ◦ *Transform unstructured data into insights.* Efficiently and securely run natural language processing tasks (such as summarization, translation, and categorization) on unstructured data at scale using Document AI and Cortex LLM Functions.

  ◦ *Develop conversational assistants on enterprise data.* Interact with data via conversational applications that can answer ad hoc user queries by combining language models in Cortex AI with real-time structured data retrieval using Cortex Analyst and unstructured data retrieval using Cortex Search.

  ◦ *Build and deploy LLMs, ML and embedding models.* Train and deploy ML models, fine-tune embedding and language models customized with proprietary data to deliver results tailored to a specific industry or organization using the Snowflake ML development suite of services and Snowpark Container Services, a graphics processing unit (GPU)-powered, managed compute service.

- ***Applications.*** Our platform can power new applications as well as enable existing applications with capabilities for AI, reporting, and analytics. For Applications, our platform enables organizations to:

  ◦ *Develop analytical AI applications.* Build AI applications with our platform serving as the analytical and AI engine to provide massive scalability and insights with minimal operational overhead.

  ◦ *Embed Snowflake into existing applications.* Feed data and analytics directly into business applications in the context of daily workstreams.

  ◦ *Develop and distribute Snowflake-native applications.* Build, scale, and deploy applications that run securely within the boundary of the end customers' Snowflake accounts with Snowflake's Native Application Framework.

- ***Collaboration***. Our platform enables organizations to securely share, monetize, and acquire live data, applications, and AI products. For Collaboration, our platform enables organizations to:

  ◦ *Securely share live data*. Build an internal marketplace for employees across all parts of the organization to access, share, and analyze live data and also access and share AI products.

  ◦ *Acquire data sets to enrich analytics*. Leverage public and commercially available data sets on the Snowflake Marketplace to enrich insights, augment analysis, and train AI models.

  ◦ *Monetize new data products and applications*. List data, applications and AI products on the Snowflake Marketplace and tap into new monetization streams.

  ◦ *Invite external parties to access governed data*. Invite customers, suppliers, and partners to securely access their data, streamline operations, and increase transparency.

  ◦ *Easy data replication.* Our platform allows for easy replication of data, accounts, policies, and pipelines for multiple users across multiple public cloud providers and regions without compromising data integrity and governance, enabling our customers and their users to rely on a single source of truth and achieve cross-cloud business continuity.

  ◦ *Enable data clean rooms.* Our platform enables data clean rooms, allowing organizations to design their own collaborative data environment in a privacy-compliant manner.

Architecture

Our platform was built from the ground up to take advantage of the cloud, and is built on an innovative multi-cluster, shared data architecture. It consists of three independently scalable layers deployed and generally connected globally across public clouds and regions:

- ***Centralized storage.*** The storage layer is based on scalable cloud storage and can manage structured, semi-structured, and unstructured data. It can be grown independently of compute resources, allowing for maximum scalability and elasticity, and ensures a single, persistent copy of the data. The stored data is automatically partitioned, and metadata is extracted during loading to enable efficient processing.

- ***Multi-cluster compute.*** The compute layer is designed to capitalize on the instant elasticity and performance of the public cloud. Compute clusters can be spun up and down easily within seconds, enabling our platform to retrieve the optimal data required from the storage layer to answer queries and transform data with optimized price-performance. This functionality allows a multitude of users and use cases to operate on a single copy of the data.

- ***Cloud services.*** The cloud services layer acts as the brain of the platform ensuring the different components work in unison to deliver a consistent user-friendly customer experience. It performs a variety of tasks, including security operations, system monitoring, query optimization, and metadata and state tracking throughout the platform.

This architecture is built on three major public clouds across 47 regional deployments around the world. These deployments are generally interconnected through our Snowgrid technology to deliver the AI Data Cloud, enabling a global and consistent user experience.

Our Technology

Innovation is at the core of our culture. We have developed innovative technology across our platform, including managed service, storage, query capabilities, compute model, data sharing, global infrastructure, and integrated security.

- *Managed Service*

  ◦ *High availability.* Within a region, all components of our platform are distributed over multiple data centers to ensure high availability. Hardware and software problems are automatically detected and addressed by the system, with full transparency to our customers.

  ◦ *Transactions.* Our platform supports full ACID compliant transactional integrity, so that data remains consistent even when our platform is concurrently used by many users and use cases.

  ◦ *Data availability and recovery.* Our platform provides customers the ability to replicate data across various deployments, create point-in-time consistent snapshots of data, and view or recover deleted or changed data over a configured period of time. This allows customers to avoid difficult trade-offs between high recovery times, data loss, or downtime.

- *Storage*

  ◦ *Columnar data.* Our platform stores data in a proprietary columnar representation, which optimizes the performance of analytical and reporting queries. It also provides high compression ratios, resulting in economic benefits for customers. We also enable customer choice by allowing customers to leverage our platform for data stored in Parquet and Apache Iceberg tables in customer-managed external storage.

  ◦ *Micro-partitioning.* Our platform automatically partitions all data it stores without the need for user specification or configuration. It creates small files called "micro partitions" based on size, enabling optimizations in query processing to retrieve only the data relevant for user queries, simplifying user administration and enhancing performance.

  ◦ *Metadata.* When data is ingested or accessed through interoperable storage, our platform automatically extracts and stores metadata to speed up query processing. It does so by collecting data distribution information for all columns in every micro-partition.

  ◦ *Semi-structured and unstructured data.* In addition to structured, relational data, our platform supports semi-structured data, including JSON, Avro, and Parquet, and unstructured data, including PDF documents, screenshots, recordings, and images. Data in these formats can be ingested and queried with performance comparable to a relational, structured representation.

- *Query Capabilities.* Our platform is engineered to query petabytes of data. It implements support for a large subset of the ANSI SQL standard for read operations and data modification operations. Our platform provides additional features, including:

  ◦ *Time travel.* Our platform keeps track of all changes happening to a table, which enables customers to query previous versions based on their preferences. Customers can query as of a relative point in time or as of an absolute point in time. This has a broad array of use cases for customers, including error recovery, time-based analysis, and data quality checks.

  ◦ *Cloning.* Our architecture enables us to offer zero-copy cloning, an operation by which entire tables, schemas, or databases can be duplicated—or cloned—without having to copy or duplicate the underlying data. Our platform leverages the separation between cloud services and storage to be able to track independent clones of objects sharing the same physical copy of the underlying data. This enables a variety of customer use cases such as making copies of production data for data scientists, creating custom snapshots in time, or testing data pipelines.

- **Compute Model.** Our platform offers a variety of capabilities to operate on data, from ingestion to transformation, as well as rich query and analysis. Our compute services are primarily presented to users in one of two models, either through explicit specification of compute clusters or through a number of serverless features.

  ○ *Compute Clusters.* Our platform exposes compute clusters as a core concept. Our customers can create as few or as many compute clusters as they want and specify compute capacity at tiered levels. These clusters can be configured to run only when needed, with cluster instantiation operations typically completed in seconds. Compute clusters can also be configured as a multi-cluster warehouse in which our platform can automatically add and remove additional instances of a given cluster to address variations in query demands. This gives us the ability to offer extremely high levels of concurrency with a simple configuration specification. We also offer warehouse recommendations for workloads that have large memory requirements, such as ML use cases.

  ○ *Serverless features.* We offer a number of additional services that automatically provide the capacity our customers require. For example, our data ingestion service automatically ingests data from cloud storage and allocates compute capacity based on the amount of data ingested; our clustering service continuously rearranges the physical layout of data to ensure conformity with clustering key specifications, improving performance; our materialized views service propagates changes from underlying tables to views that have materialized subsets or summaries; our replication service moves data between regions or clouds; our search optimization service analyzes changes in data, maintains information that speeds up lookup queries, and accelerates queries performing lookups of specific values; and our query acceleration service automatically offloads parts of eligible queries to shared, flexible compute clusters to handle high-burst workloads.

- **Data Sharing.** In our platform, data sharing within any given region is defined through access control and not through data movement. As such, the data consumer sees no latency relative to updates from the data provider, and incurs no cost to move or transform data to make it usable. Based on the same technology principles, our platform enables data clean rooms.

- **Global Infrastructure**

  ○ *Replication.* Our platform enables customers to replicate data from one region or public cloud to another region or public cloud while maintaining transactional integrity, either at the granularity of a database or an account.

  ○ *Business continuity.* Our platform enables failing over and failing back a database and redirecting clients transparently across regions or public clouds. This provides an integrated and global disaster recovery capability.

  ○ *Global listings for sharing.* Our platform enables a listing to be published globally to access consumers across regions or public clouds.

- **Built-in Security.** We built our platform with security as a core shared responsibility between us and our customers. Our platform provides a number of configurable capabilities for customers to confidently use our platform while preserving the security requirements of their organizations, including:

  ○ *Authentication.* Our platform supports a number of authentication capabilities, including federated authentication with a variety of identity providers, as well as support for multi-factor authentication.

  ○ *Access control.* Our platform provides a fine-grained, customer-configurable security model based on role-based access control. It provides granular privileges on system objects and actions.

  ○ *Data encryption.* Our platform encrypts all customer data uploaded to our platform, both at rest and in transit over untrusted networks, and simplifies operations by providing automatic re-keying of data. It also supports customer-managed keys, where an additional layer of encryption is provided by keys controlled by customers, giving them the ability to control access to the data.

Sales and Marketing

We sell our platform primarily through our direct sales team, which consists of field sales and inside sales professionals segmented by customer industry, size, and region. Our direct sales team is primarily focused on new customer acquisitions and driving increased use of our platform by existing customers. The breadth of our platform allows us to engage at every level of an organization, including data analysts and data engineers through our self-service model and senior executives through our direct sales team. The substantial majority of our global sales and marketing efforts are carried out by teams located in North America. Outside of North America, we have dedicated direct sales teams for the EMEA and APJ regions for organizations of all sizes.

Many organizations initially adopt our platform through a self-service trial on our website. We deploy a range of marketing strategies to drive traffic to our website and usage of our platform. Our marketing team combines the creation of inbound demand with direct marketing, business development, and efforts targeted at business and technology leaders.

Partnerships

Our partnership strategy is focused on delivering complete end-to-end solutions for our customers, driving general awareness of our platform, and broadening our distribution and reach to new customers. Our Snowflake Partner Network is a global program that manages our business relationships with a broad-based network of companies. Our partnerships consist of channel partners, system integrators, data providers, applications, AI solutions, and other technology partners. Collectively, these partners help us source leads, execute transactions, and deliver training, implementation, and business value for our customers. Our system integrator partners help make the adoption of and migration to our platform easier by providing implementations, value-added professional services, managed services, and resale services. Our technology partners provide strategic value to our customers by providing software tools, such as data loading, business intelligence, AI, data governance, and security, as well as data sets and applications on the Snowflake Marketplace, to augment the capabilities of our platform. We continue to invest in formal alliances with the leading consulting, data management, and implementation service providers to help our customers migrate their legacy database solutions to the cloud. Additionally, with Snowflake Ventures, Snowflake is investing in key partners that are innovating with the AI Data Cloud, and we have over 1,100 partners in our Powered by Snowflake Start Up program, many of whom are building next-generation data-intensive applications. Over time, we expect our partner network to drive more customers and consumption to our platform.

Research and Development

Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform, including the underlying public cloud infrastructure. Our research and development employees are located primarily in or around Bellevue, Washington and San Mateo, California in the United States, and internationally in Berlin, Germany; Toronto, Canada; Warsaw, Poland; and San José, Costa Rica.

Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management, and technical writing. As of January 31, 2025, we had 2,257 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to expand our platform.

Our Competition

The markets we serve are highly competitive and rapidly evolving. With the introduction of new technologies and innovations, we expect the competitive environment to remain intense. Our competition includes the following:

- large, well-established, public cloud providers that generally compete in all of our markets, including Amazon Web Services (AWS), Microsoft Azure (Azure), and Google Cloud Platform (GCP);

- less-established public and private cloud companies with products that compete in some or all of our markets;

- other established vendors of legacy database solutions or big data offerings; and

- new or emerging entrants seeking to develop competing technologies.

We believe we compete favorably based on the following competitive factors:

- ability to provide and innovate around an architecture that is purpose-built for the cloud;

- ability to efficiently and seamlessly ingest diverse data types in one location at scale;

- ability to drive business value and ROI;

- ability to support multiple use cases in one platform, including various industry-specific use cases;

- ability to provide seamless and secure access of data to many users simultaneously;

- ability to seamlessly and securely share and move data across public clouds or regions;

- ability to provide a consistent user experience across multiple public cloud providers;

- ability to provide pricing transparency and optimized price-performance benefits;

- ability to elastically scale up and scale down in high-intensity use cases;

- ease of deployment, implementation, and use;

- choice of programming language;

- performance, scalability, and reliability;

- security and governance; and

- quality of service and customer satisfaction.

See the section titled "Risk Factors" for a more comprehensive description of risks related to competition.

Seasonality

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher net cash provided by operating activities and non-GAAP free cash flow in the first and fourth fiscal quarters of each year, and our sequential growth in remaining performance obligations has historically been highest in the fourth fiscal quarter of each year. In addition, while historically revenue has been higher in our fourth fiscal quarter, it is also the most negatively impacted by reduced holiday consumption. For more information, including a definition of non-GAAP free cash flow and a reconciliation of net cash provided by operating activities, which is the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles (GAAP), to free cash flow, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Human Capital Resources

General

As of January 31, 2025, we had 7,834 employees operating across 34 countries. None of our employees are represented by a labor union with respect to his or her employment. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which include works councils and industry-wide collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Location

We are a Delaware corporation with a globally distributed workforce. We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. The majority of our personnel work from physical offices.

Culture and Engagement

We consider our culture and employees to be important to our success. Our culture is driven by our core company values:

- **Put Customers First**: We only succeed when our customers succeed, so we focus on what matters most to them.

- **Integrity Always**: We are open, honest, and respectful.

- **Think Big**: We set big goals that will make a positive impact and a lasting difference.

- **Be Excellent**: We hold ourselves to the highest standards to achieve quality and excellence in everything we do.

- **Make Each Other the Best**: We bring ideas and people together through respect and collaboration.

- **Get it Done**: We follow through on our commitments and deliver results.

- **Own It**: We hold ourselves accountable at all times.

- **Embrace Each Other's Differences**: We are mindful that everyone has different experiences, and we use our differences to strengthen who we are.

Total Rewards

We have invested substantial time and resources in building our team, and we measure employee performance against our company values. We are dependent on our management, highly-skilled software engineers, and sales personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to provide opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs.

We use a combination of fixed and variable cash compensation for all employees, and we award equity compensation to certain employees that is designed to align our employees' interests with those of our stockholders. Eligible employees are also able to participate in our 2020 Employee Stock Purchase Plan, which allows employees to purchase our stock at a 15 percent discount up to U.S. Internal Revenue Code limits. We offer employees benefits that vary by country and are designed to meet or exceed local legal requirements and to be competitive in the marketplace.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We use open-source software in our platform.

As of January 31, 2025, we held more than 900 issued U.S. patents and had more than 400 U.S. patent applications pending. We also held more than 200 issued patents in foreign jurisdictions. As of January 31, 2025, we held more than 35 registered trademarks in the United States, and also held more than 640 registered or protected trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Although we rely on intellectual property rights, including patents, copyrights, trademarks, and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including technical controls and contractual protections with employees, contractors, customers, and partners. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled "Risk Factors" for a more comprehensive description of risks related to our intellectual property.

Government Regulation

Our business activities are subject to various federal, state, local, and foreign laws, rules, and regulations. Compliance with these laws, rules, and regulations has not had a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those related to global trade, business acquisitions, consumer and data protection, AI Technology, environmental or related requirements or disclosures, and taxes, could have a material impact on our business in future periods. For more information on the potential impacts of government regulations affecting our business, see the section titled "Risk Factors."

Available Information

Our website address is www.snowflake.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K. We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our website at www.snowflake.com, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled "Special Note about Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations, or growth prospects. In such case, the trading price of our common stock could decline. You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Risks Related to Our Business and Operations

We have experienced rapid revenue growth and have a limited operating history, both of which make it difficult to forecast our future results of operations.

Our revenue was $3.6 billion, $2.8 billion, and $2.1 billion for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. As a result of our historical rapid growth, limited operating history, large number of new product features, including those incorporating artificial intelligence and machine learning technology (AI Technology), and unstable macroeconomic conditions, our ability to accurately forecast our future results of operations, including revenue, gross margin, remaining performance obligations (RPO), and the percentage of RPO we expect to recognize as revenue in future periods, is limited and subject to a number of uncertainties, including our ability to plan for and model future growth and platform consumption. Our historical revenue growth should not be considered indicative of our future performance.

Further, our revenue growth could slow or our revenue could decline for a number of reasons, including increased competition; changes to technology, such as changes in software or underlying cloud infrastructure or the increasing prominence of new technology like artificial intelligence; reputational harm; and reduced demand for our platform. For example, customers may continue to optimize consumption, rationalize budgets, and prioritize cash flow management, including by reducing storage through shorter data retention policies and shortening committed contract durations. As a result of the foregoing and our rapid revenue growth in prior periods, our revenue growth rate has slowed in recent periods. Any further declines in our revenue growth rate could adversely affect investors' perceptions of our business, and negatively impact the trading price of our common stock.

Our revenue growth is also dependent on our ability to increase our penetration into existing markets, and to successfully enter and grow new markets, including highly-regulated markets such as financial services, healthcare, and the public sector. Sales to highly-regulated entities are subject to substantial additional costs and risks that are not present in sales to other customers, which are described below in the risk factor titled "*We do business with federal, state, local, and foreign governments and agencies, and heavily regulated organizations; as a result, we face heightened risks related to special contract terms, non-standard product deployments, and compliance with additional processes, rules, and regulations.*"

We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

We may not have visibility into our future financial position and results of operations.

Customers generally consume our platform by using compute, storage, and/or data transfer resources. Unlike a subscription-based business model, in which revenue is recognized ratably over the term of the subscription, we generally recognize revenue on consumption. Because our customers have flexibility in the timing of their consumption, we do not have the visibility into the timing of revenue recognition that a typical subscription-based software company has. Customer consumption fluctuates from time to time, and there is a risk that customers will consume our platform at lower levels than we expect, including in response to new software releases or hardware improvements that may make our platform more efficient, adverse macroeconomic conditions, or holidays. Unexpected fluctuations in customer consumption may cause actual results to differ from our forecasts. As a result, our results of operations in a given period should not be relied upon as indicative of future performance.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We generated net losses of $1.3 billion, $838.0 million and $797.5 million for the fiscal years ended January 31, 2025, 2024 and 2023, respectively. As of January 31, 2025 and 2024, we had an accumulated deficit of $7.3 billion and $4.1 billion, respectively. We expect our costs and expenses to increase in future periods. In particular, we intend to continue to invest significant resources to further develop our platform, expand our research and development teams, retain our employees, and acquire other businesses, including in the areas of data science, artificial intelligence, and machine learning. In addition, our platform currently operates on public cloud infrastructure provided by Amazon Web Services (AWS), Microsoft Azure (Azure), and Google Cloud Platform (GCP), and our costs and gross margins are significantly influenced by the prices we are able to negotiate with these public cloud providers, which in certain cases are also our competitors. If we fail to meet any minimum commitments under our third-party cloud infrastructure agreements, we may be required to pay the difference, and our results of operations could be negatively impacted. We will also incur increased general and administrative expenses associated with our growth, including costs related to internal systems, operating as a public company, and targeting regulated industries or markets. Our efforts to grow our business have been and may continue to be costlier than we expect, or our revenue growth rate may be slower than we expect, and we may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and common stock may significantly decrease.

The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

The markets in which we operate are rapidly evolving and highly competitive. In recent years, we have adopted open data formats like Apache Iceberg tables to allow customers to use our platform to process data stored in external customer-controlled environments outside of Snowflake, and we have introduced a significant number of new features and expanded into new product categories like artificial intelligence. These changes are driving increased competition, both because there is less customer "lock in" when our products are used in external environments, and also because we are competing across more product categories, each of which is subject to distinct customer requirements and preferences. Our success depends on our ability to continue to innovate in response to changing market dynamics.

Our current competitors include:

- large, well-established, public cloud providers that generally compete in all of our markets, including AWS, Azure, and GCP;

- less-established public and private cloud companies with products that compete in some or all of our markets;

- other established vendors of legacy database solutions or big data offerings; and

- new or emerging entrants seeking to develop competing technologies.

We compete based on various factors, including price, performance, product features, breadth of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security and compatibility with existing standards, programming languages, third-party products, and the ability to operate in hybrid environments. Many of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements, and buying practices. In addition, we may not be able to respond to market opportunities as quickly as smaller companies or offer as many discounts or free services as our competitors. Our support of open data formats may also reduce switching costs between us and our competitors.

We currently offer our platform on the public clouds provided by AWS, Azure, and GCP, which are also some of our primary competitors. Currently, a substantial majority of our business is run on the AWS public cloud. There is risk that one or more of these public cloud providers could use its respective control of its public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire, invest in, or partner with existing and emerging providers of competing technologies and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers.

Some of our customers use drivers and/or connectors to connect our platform to third-party applications or databases. Attempts by third-party application or database providers to restrict the use of drivers and connectors may make it more difficult for customers to use our platform, which could lead to reduced sales and consumption.

For all of these reasons, competition may negatively impact our ability to acquire new customers and maintain and grow use of our platform, put downward pressure on our prices and gross margins, or lead us to take greater risks, any of which could materially harm our business, reputation, results of operations, revenue retention rate, and financial condition.

If we fail to innovate in response to changing customer needs, new technologies, or other market requirements, our business, financial condition, and results of operations could be harmed.

We compete in markets that evolve rapidly. We believe that the pace of innovation will continue to accelerate as customers increasingly base their purchases of cloud data platforms on a broad range of factors, including performance and scale, markets addressed, types of data processed, ease of data ingress and egress, support of open data formats, user experience and programming languages, use of artificial intelligence, and data governance, security, and regulatory compliance. We introduced data warehousing on our platform in 2014 as our core use case, and our customers subsequently began using our platform for additional product categories, including analytics, data engineering, artificial intelligence, and applications and collaboration. Our future success depends on our ability to continue to innovate rapidly and effectively and increase customer adoption of our platform and the AI Data Cloud, including the Snowflake Marketplace and Snowpark.

Further, the value of our platform to customers increases to the extent they are able to use it to process and access all types of data. We need to continue to invest in technologies, services, and partnerships that increase the types of data available and processed on our platform, the ease with which customers can ingest data into our platform, and the types of environments that our platform supports, including hybrid offerings that extend into customer-managed environments. We must also continue to enhance our data sharing and marketplace capabilities so customers can share their data with internal business units, customers, and other third parties, acquire additional third-party data and data products to combine with their own data to gain additional business insights, and develop and monetize applications on our platform. As we develop, acquire, and introduce new services and technologies, including those that may incorporate artificial intelligence and machine learning, we may be subject to new or heightened legal, ethical, and other challenges. In addition, our platform requires third-party public cloud infrastructure to operate. Currently, we use public cloud offerings provided by AWS, Azure, and GCP. We will need to continue to innovate to optimize our offerings for these and other public clouds that our customers require, particularly as we expand internationally. Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers and partners. To the extent we expand further into the public sector and highly regulated countries and industries, our platform and operations may need to address additional requirements specific to those markets, including data sovereignty requirements.

If we are unable to enhance our platform or operations to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.

If we are not successful in executing our investments in AI Technology, including generative AI Technology, our business, financial condition, and results of operations could be harmed.

We are investing significantly in AI Technology. Our investments include internally developing AI Technology, acquiring companies with complementary AI Technology, and partnering with companies to bring AI Technology to our platform. Our competitors are pursuing similar opportunities and may, as a result of greater resources, branding, or otherwise, develop, adopt and implement AI Technology faster or more successfully than we do, which could impair our ability to compete effectively and adversely affect our business, financial condition and results of operations. In addition, our successful development of AI Technology depends on our access to GPUs, which are currently in high demand. Finally, customers' use of our AI Technology is often dependent on their ability to meet evolving regulatory standards, successfully complete internal compliance reviews, and enter into mutually acceptable contractual terms. If they are unable to do so, they may not use our AI Technology as much as we anticipate, or at all. It is also possible that our investments in AI Technology do not result in the benefits we anticipate, or enable us to maintain our competitive advantage, which may adversely affect our business, financial condition, and results of operations. For example, we may not accurately anticipate market demand or offer AI Technology that amplifies our core data platform.

If we, our customers, or third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.

In the ordinary course of our business, we store, transmit, generate, and process our, our customers', and our business partners' confidential and proprietary data. Such data includes sensitive data, such as personal information, protected health information, and financial data. We also use third-party service providers, sub-processors, and technology to help us deliver services to our customers and their end-users, as well as for our internal business operations. For example, our platform is built on the infrastructure of third-party public cloud providers, such as AWS, Azure, and GCP, and we use third-party technology to assist with securing our environment and providing access to our platform. Some of our customers also use third-party service providers to assist with their use of our platform or third-party technology, such as connectors, to access our platform. These third-party service providers may process, store, or transmit data of our employees, partners, customers, and customers' end-users or may otherwise be used to help operate our platform and corporate systems. We, our customers and business partners, and these third parties face a variety of evolving cybersecurity threats.

Cybersecurity threats come from a variety of sources, including traditional computer "hackers," internal and external personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Cybersecurity threat actors can use a wide variety of methods, including unauthorized intrusions, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, infostealer malware, social engineering attacks (including through deep-fakes and phishing), internal and external personnel misconduct or error, supply-chain attacks, software vulnerabilities, software or hardware disruptions or failures, and attacks enhanced or facilitated by AI Technology, all of which are prevalent in our industry and our customers' and partners' industries. These methods change frequently and are becoming increasingly difficult to detect. Threat actors who successfully compromise networks or systems may use the unauthorized access as a vector to compromise other networks and systems. Threat actors' goals often include disrupting a company's operations or ability to provide services, obtaining unauthorized access to platforms, systems, networks, or physical facilities in which data is stored or processed, or through which data is transmitted, and stealing data. Ransomware attacks are becoming more frequent and severe.

There can be no assurance that security measures designed to protect against security incidents will be effective, and our efforts to investigate, mitigate, contain, and remediate any security incidents that do occur may not be successful. Even though we may not control the security measures of third-party providers or environments, we may incur liability or suffer reputational harm if such measures are breached. Actions taken by us, third-party cloud providers, or the other third parties with whom we work to detect, investigate, mitigate, contain, and remediate security incidents could result in outages, data losses, and disruptions of our business. We may be unable to detect, mitigate, or remediate vulnerabilities in our information security systems (such as our hardware and software, including that of third parties upon which we rely) on a timely basis. We may be unwilling or unable to make ransom payments due to, for example, applicable laws or regulations prohibiting such payments, the negative precedent such payments would set, or uncertainty over whether such payments would result in the threat actor deleting stolen data or otherwise delivering on their promised course of action. In general, cybersecurity incidents or security vulnerabilities could lead to significant interruptions in our operations, loss of data and income, reputational harm, diversion of funds, increased insurance costs, and other harm to our business, reputation, and competitive position. In addition, customers' use of our platform in violation of our terms of service, including by granting access to a single Snowflake account to various third-party entities, could amplify the impact of any cybersecurity or product incidents. Security incidents and their resulting consequences, including negative publicity, may also cause customers to stop using our platform, deter existing or prospective customers from using our platform, and negatively impact our ability to grow and operate our business.

Our customers have experienced, and may in the future experience, security incidents in connection with their use of our platform that harm our customer relationships and our reputation, even when such incidents are due to vulnerabilities, policy violations, inadequate security controls, or credential exposures that we do not cause. We operate under a shared responsibility cybersecurity model where we are responsible for the security of our platform and underlying cloud infrastructure, while our customers are responsible for selecting, enabling, and configuring security controls for their individual environments in a manner that meets applicable cybersecurity standards and effectively reduces their information security risk. To assist customers in meeting their responsibilities, we offer and support a range of tools and features within our platform for access control, including multi-factor authentication (MFA), network access policies, and unified role-based access controls and policies. Some customers also use third-party external authentication tools, in which case we do not have visibility into whether adequate access controls (such as MFA or network restrictions) are being enforced. Regardless of whether customers use our authentication tools or external tools, if customers allow static access credentials, they are responsible for ensuring that the credentials remain private and are rotated on a regular basis. If our customers do not implement, or incorrectly implement, these features or otherwise fail to fulfill their responsibilities under our shared responsibility cybersecurity model, there is a higher risk that they will be the victim of cybersecurity incidents, which may harm our customer relationships, our reputation, and our business, which has occurred in the past and may happen again in the future.

We have contractual and other legal obligations to notify customers and other parties of certain security incidents, and may choose to make such notifications even if not legally required to do so. For example, SEC rules require disclosure on Form 8-K of the nature, scope and timing of any material cybersecurity incident and the reasonably likely impact of such incident. Determining whether a cybersecurity incident is notifiable or reportable may not be straightforward, and any such mandatory disclosures are costly and could lead to negative publicity, loss of customer or partner confidence in the effectiveness of our security measures, diversion of management's attention, governmental investigations, and the expenditure of significant capital and other resources to investigate, respond to, or alleviate problems caused by the actual or perceived security breach.

Any security breach of our platform, our operational systems, our software (including open-source software), our physical facilities, or the systems of our third-party service providers or sub-processors, or the perception that one has occurred, or unauthorized access to our customers' or partners' systems, data, or technology, could result in claims that we have breached customer contracts or other legal obligations, including as described below. In addition, we may be subject to, and have received in the past, requests by regulators (including members of Congress) for information about our security practices, our public statements about our security program, experiences, and issues. Alleged failures, problems, or issues related to our information security or our customers' use of our platform, including following such information requests, could result in additional investigations; actions from a variety of regulators, including state attorneys general, the Department of Justice, the Federal Trade Commission (FTC), and the SEC; litigation; indemnity obligations; fines; penalties; mitigation and remediation costs; reputational harm; diversion of management's attention; customer relationship issues; and other liabilities and damage to our business. Further, cybersecurity incidents have in the past and may in the future lead customers or prospective customers to attempt to negotiate contractual terms that are less favorable to us, such as broader indemnification obligations, more stringent cybersecurity requirements, and higher limitations of liability.

Our insurance coverage may not be adequate for liability arising from data security breaches involving us or our customers or other third parties, indemnification obligations, or other liabilities. The successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Risks related to our systems and security breaches are likely to increase as we continue to expand our platform and geographic footprint, grow our customer and partner base, acquire operating companies, begin to operate in environments outside of our platform and over which we exercise significantly less or no control, and process, store, and transmit increasingly large amounts of data.

For example, in May 2024, we became aware that a cybersecurity threat actor had accessed a number of our customers' Snowflake accounts as a result of such customers' failure to fulfill certain of their obligations under our shared responsibility cybersecurity model (e.g., implementing MFA and network access policies). Even though we did not identify any evidence suggesting this activity was caused by or otherwise related to any vulnerability or misconfiguration of our systems, or a breach of our platform's security or our environment, we have been the subject of numerous lawsuits, regulatory investigations, and lawmaker inquiries relating to these customer incidents. Since May 2024, we have been made aware of additional cyberattacks on customers' Snowflake accounts using similar methods to take advantage of customers' failures to implement appropriate security safeguards (e.g., MFA and network access policies). We are unable to predict the outcome or timeline of these matters or if any additional requests, inquiries, lawsuits, investigations or other government actions may arise. We have suffered and may continue to suffer negative publicity and reputational damage, including due to the misperception that our customers' incidents resulted from a vulnerability, misconfiguration or breach of our platform's security or systems and malicious activity within our environment. In addition, we may experience a loss of existing customers or face claims by customers, and it is possible that we are not able to fully recover any losses relating to these matters through any applicable insurance coverage or we may be required to seek indemnification from breached customers to mitigate our damages, which may be unsuccessful or impractical. These matters, together with any additional inquiries, regulatory or governmental investigations, or other disputes that result from these customer security incidents, will require us to divert resources and may harm our reputation, business, financial condition, or results of operations.

Finally, some of our employees work remotely, including while traveling for business, which increases our cybersecurity risk, creates data accessibility concerns, and makes us more susceptible to security breaches or business disruptions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, or prospects.

Any litigation against us could be costly and time-consuming to defend.

From time to time, we may become subject to legal proceedings and claims, such as claims brought by our customers in connection with commercial disputes, cybersecurity incidents, employment claims, including claims related to the loss of employee equity grants upon termination, intellectual property claims, or securities class actions or other claims related to volatility in the trading price of our common stock. For example, we are named in a securities class action lawsuit in federal court alleging federal securities law violations, as well as numerous class action lawsuits alleging common law and statutory claims in connection with cybersecurity matters. See the section titled "Legal Proceedings" for more information. Litigation could result in substantial costs and divert management's attention and resources, which might seriously harm our business, financial condition, and results of operations. Our existing insurance might not cover such claims, provide sufficient payments to cover all the costs to resolve one or more such claims, or continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations.

We or our third-party service providers could suffer disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud and internet infrastructure on which it relies.

Our business depends on our platform being available without disruption. We and our third-party service providers have experienced, and may in the future experience, disruptions, outages, defects, and other performance and quality problems related to our platform and with the public cloud and internet infrastructure on which our platform relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities, coding errors, and defects in proprietary and open-source software, human error or misconduct, natural disasters (such as tornadoes, earthquakes, or fires), capacity constraints, design limitations, denial of service attacks, or other security-related incidents.

Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended, or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our platform and could experience significant delays and incur additional expenses in transitioning customers to a different public cloud provider.

Any disruptions, outages, defects, and other performance and quality problems with our platform or with the public cloud, internet infrastructure, or other technology on which it relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our platform, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

- fluctuations in demand for our platform or changes in our pricing model;

- fluctuations in usage of our platform, including as a result of customer optimization efforts that result in reduced consumption to execute workloads;

- our ability to attract new customers;

- our ability to retain existing customers and drive their increased sustained consumption of our platform (including new product features and functionality);

- customer expansion rates;

- timing, amount, and cost of our investments to expand the capacity of our public cloud providers;

- seasonality, including the impact of holidays;

- investments in new features, functionality, and programming languages, including investments in AI Technology and in making our platform available to store and process highly regulated data or comply with new or existing data sovereignty requirements;

- fluctuations in consumption resulting from the introduction of new features, technologies, or capabilities to our software, systems, or to underlying cloud infrastructure, including features or capabilities that may increase or decrease the consumption required to execute existing or future workloads, like better storage compression, cloud infrastructure processor improvements, or compute optimization, or that allow customers to use our platform for compute services without requiring storage;

- our ability to execute on our business strategy, including our strategies related to the AI Data Cloud, such as Snowpark, the Snowflake Marketplace, and Snowflake Cortex AI;

- the timing and frequency of purchases;

- the speed with which customers are able to migrate data onto our platform;

- fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

- changes in customers' budgets and cash flow management strategies and in the timing of their budget cycles and purchasing decisions;

- our ability to control costs, including our operating expenses;

- the amount and timing of operating expenses, particularly research and development expenses, including with respect to GPUs to develop AI Technology, and sales and marketing expenses, including commissions;

- the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

- the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

- the effects and timing of acquisitions and their integration;

- general political, social, market, and economic conditions, uncertainty, or volatility, both domestically and internationally, as well as political, social, and economic conditions specifically affecting industries in which our customers and partners participate or on which they rely;

- public health crises, such as the COVID-19 pandemic;

- the impact, or timing of our adoption, of new accounting pronouncements;

- changes in regulatory or legal environments, including the interpretation or enforcement of regulatory or legal requirements, that may cause us to incur, among other things, expenses associated with compliance;

- the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with different tax rates, the effects of stock-based compensation, and the effects of changes in our business;

- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period in which such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

- inflation and our ability to control costs, including our operating expenses;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated or measured in foreign currencies;

- fluctuations or impairments in, or the full loss of, the market values of our strategic investments or of our portfolio, including changes to the value or accessibility of our cash and cash equivalents as a result of economic conditions or bank failures;

- fluctuations in interest rates;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers;

- significant security breaches affecting our platform or customers' accounts, external systems, or data;

- our ability to meet our debt obligations; and

- technical difficulties with, or interruptions to, the delivery and use of our platform.

Any of these factors may cause our results of operations to vary significantly or be adversely affected. If our results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class actions.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products and platform.

We must continue to increase the size and productivity of our sales and marketing organization to increase our sales to new and existing customers. It requires significant time and resources to hire and effectively onboard new sales and marketing personnel and to train and manage new and existing personnel so they are able to successfully sell our product. We also plan to continue to dedicate significant resources to sales and marketing programs that are industry-specific and focused on large organizations. Once a new customer begins using our platform, our sales team needs to focus on expanding consumption with that customer. All these efforts require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. In addition, our sales compensation plans must be structured in a way that properly incentivizes our sales and marketing personnel to drive increased consumption and new capacity arrangements on favorable terms. Our business and results of operations will be harmed if our sales and marketing efforts generate increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from our sales force if we are unable to attract, hire, develop, integrate, and retain talented and effective sales personnel, if our sales personnel are unable to achieve desired productivity levels, or if our sales and marketing programs, including our sales compensation plans, are not effective.

Sales efforts to large customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, stronger customer leverage in negotiating pricing and other terms, more complex customer requirements, including in response to evolving industry regulations, the additional need to partner with third parties that advise such customers or help them integrate their IT solutions, substantial upfront sales costs, less predictability in completing some of our sales, and higher customer support expectations. For example, large customers may require considerable time to evaluate and test our platform or new features prior to making a purchase decision. In addition, large customers may be switching from legacy on-premises solutions when purchasing our products, and may rely on third parties with whom we do not have relationships when making purchasing decisions. Furthermore, large customers typically have more extensive compliance and vendor diligence programs with respect to new products and services, which can increase both the time and resources needed to sell to them and also result in the inability to sell to them if we do not meet their compliance standards. A number of factors also influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the renegotiation of existing agreements to cover additional product categories, changing laws, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. We have also historically seen consumption growth from large enterprises take longer than when compared to smaller enterprises. Moreover, large customers often begin to deploy our products on a limited basis but nevertheless demand implementation services and negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage these risks associated with sales cycles and sales to large customers, our business, financial condition, and results of operations could be affected.

We do business with federal, state, local, and foreign governments and agencies, and heavily regulated organizations; as a result, we face heightened risks related to special contract terms, non-standard product deployments, and compliance with additional processes, rules, and regulations.

We sell to the U.S. government, state and local governments, foreign governments, and heavily regulated organizations directly and through our partners. Selling to government and regulated customers involves significant costs and operational efforts that arise from special laws, regulations, certification or clearance requirements, procurement processes, contract terms, and customer requirements. We may fail to win sufficient government or regulated business to justify our investments. For the government and regulated business that we do win, performing under the contracts involves higher ongoing cost to meet the special requirements as well as heightened civil and criminal liability for noncompliance for us, our officers, and directors.

We have obtained various government certifications and authorizations that are required to support sales opportunities to the government, including FedRAMP High and DOD Impact Level 4. We may be unable to achieve government certifications or clearances, or we may be required to make unexpected changes to our business, operations or products to obtain or sustain such certifications or clearances. As a result, our ability to sell into the government sector could be restricted until we satisfy the requirements of such certifications or clearances. In addition, we plan to continue to pursue additional authorizations, including national security clearances that allow us to support the U.S. national security community. Obtaining and maintaining national security clearances within a global enterprise will require significant operational investments and the successful implementation of new processes and controls. In addition, unlike our standard commercial offering, we anticipate delivering our platform and other offerings into customer environments, which presents risks and challenges arising from having less visibility into and control over the operation and security of our platform and other offerings.

A substantial majority of our sales to government entities have been made indirectly through our distribution and reseller partners. Doing business with government entities, whether directly or indirectly, presents a variety of risks. Many government entities need significant education regarding our business model, as well as the uses and benefits of our platform. The procurement process for governments and their agencies is highly competitive and time-consuming, and government decisions about their procurement needs may, in certain circumstances, be subject to political influence. Beyond this, demand for our platform may be adversely impacted by public sector budgetary cycles, and funding availability that in any given fiscal cycle may be reduced or delayed, including in connection with an extended federal government shutdown. Further, if we or our partners are successful in receiving a competitive contract award, that award could be challenged by one or more competitive bidders in a legal action known as a "bid protest." Bid protests may result in an increase in expenses related to obtaining or preserving contract awards or an unfavorable modification or loss of an award. In the event a bid protest is unsuccessful, the resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated. As a result of these lengthy and uncertain sales cycles, it is difficult for us to predict the timing of entering into customer agreements with government entities or with our distribution and reseller partners in the government market.

In addition, public sector customers may have contractual, statutory, or regulatory rights to terminate current contracts with us or our third-party distributors or resellers for convenience or default. If a contract is terminated for convenience, we may only be able to collect fees for platform consumption prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative products or services or be precluded from doing further business with government entities. Further, entities providing products or services to governments, whether directly or indirectly, are required to comply with a variety of complex laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts. Such laws, regulations, and contractual provisions impose compliance obligations that are more burdensome than those typically encountered in commercial contracts, and they often give customers in the government market substantial rights and remedies, many of which are not typically found in commercial contracts. These rights and remedies may relate to intellectual property, price protection, the accuracy of information provided to the government, incident notification, termination rights, and prohibition against any government indemnification obligations. In addition, governments may use procurement requirements as an alternative to lawmaking, and impose stricter requirements than would apply to the commercial sector in areas that are not directly related to the purchase. These rules and requirements may apply to us or third-party resellers or distributors whose practices we may not control. Such parties' non-compliance could result in repercussions for us with respect to contractual and customer satisfaction issues.

Further, federal, state, and local governments and regulators routinely investigate and audit contractors for compliance with applicable laws, regulations, and contractual provisions, and changes in government policies may affect the level of oversight of government contractors and areas of focus (such as recent executive orders that affect compliance with nondiscrimination plans). If, as a result of an audit or investigation, it is determined that we have failed to comply with applicable requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits or payments we have received, costs associated with the triggering of price reduction clauses, fines, loss of a government certification or clearance, and suspensions or debarment from future government business, and we may suffer reputational harm.

Our customers include a number of non-U.S. governments, to which similar procurement, budgetary, contract, and audit risks of U.S. government contracting also apply, particularly in certain emerging markets where our customer base is less established. Such sales may also heighten our exposure to liabilities under anti-corruption laws. In addition, compliance with complex regulations, security certifications, and contracting provisions in a variety of jurisdictions can be expensive and consume significant financial and management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Further, our business and results of operations could be harmed if our efforts to do business with governments and heavily regulated organizations do not generate the anticipated increases in revenue. Each of these difficulties could materially adversely affect our business and results of operations.

Finally, we are increasingly investing in doing business with customers and partners in heavily regulated commercial industries, such as the financial services and health care industries. Existing and prospective customers, such as those in these industries, may be required to comply with more stringent regulations in connection with using and implementing our platform or services or particular regulations regarding third-party vendors that may be interpreted differently by different customers and partners. In addition, regulatory agencies may impose requirements toward third-party vendors of regulated entities generally, or our company in particular, that we may not be able to, or may choose not to, meet. We may make special compliance commitments that are more expensive to satisfy than we anticipate, or that we are unable to satisfy. In addition, customers in these heavily regulated areas and their regulators often have a right to conduct audits of our systems, products, and practices. In the event that one or more customers or their regulators determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business.

If we lose key members of our management team or are unable to attract and retain the executives and employees we need to support our operations and growth, our business and future growth prospects may be harmed.

Our success depends in part on the continued services of our executive officers, as well as our other key employees in the areas of research and development and sales and marketing.

From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. For example, in February 2024, Frank Slootman retired as Chief Executive Officer and Sridhar Ramaswamy was appointed to replace him; in July 2024, Grzegorz Czajkowski, our former EVP, Engineering and Support, resigned and left Snowflake to pursue another opportunity, and in September 2024, Vivek Raghunathan was appointed as SVP, Engineering and Support to replace him; in February 2025, Michael P. Scarpelli notified us of his intention to retire as Chief Financial Officer once his successor is appointed, after which he will transition into an advisory role to support continuity and a smooth transition; and in March 2025, Christopher W. Degnan notified us of his intention to retire as Chief Revenue Officer and Michael Gannon was appointed to replace him. The loss of additional executive officers or any significant change in key leadership could harm morale, cause additional personnel to depart, introduce operational delays or risks as departing employees are replaced and successors learn our business, or disrupt operations and implementation of business strategy as result of any changes such successors may make, each of which could harm our operating results.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based data platform products, including products with artificial intelligence capabilities, and experienced sales, customer support, and professional services personnel. We also are dependent on the continued service of our existing software engineers because of the sophistication of our platform.

In order to support our growing business, we will need to continue to hire in new locations around the world and manage return to work and remote working policies, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can provide more competitive compensation and benefits. In addition, we require the majority of our employees to work from a physical office, while certain of our competitors allow remote work environments. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. Our stock price declined significantly during a portion of fiscal 2025. If the actual or perceived value of our equity awards declines or undergoes significant volatility, or if our existing employees receive significant proceeds from liquidating their previously vested equity awards, it may adversely affect our ability to recruit and retain key employees. Furthermore, current and prospective employees may believe that their equity award offers have limited upside, and our competitors may be able to offer more appealing compensation packages. In order to retain our existing employees and manage potential attrition, including as a result of any stock price decreases and market volatility that impact the actual or perceived value of our equity awards, we may issue additional equity awards or provide our employees with increased cash compensation, which could negatively impact our results of operations and be dilutive to stockholders. For example, our stock-based compensation, net of amounts capitalized, represented 41% of our revenue for fiscal 2025 and 42% for fiscal 2024, and we expect stock-based compensation to remain substantial even if we are successful in reducing it as a percentage of our revenue. Finally, if we hire employees from competitors or other companies, their former employers may attempt to assert that we or these employees have breached our or their legal obligations, resulting in a diversion of our time and resources.

We also believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. As our workforce becomes larger and more distributed around the world or as our executive management team changes, we may not be able to maintain important aspects of our culture. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel. If we fail to attract and recruit new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Unfavorable conditions in our industry or the global economy, or reductions in cloud spending, or lower than expected consumption, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions or volatility in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, bank failures, international trade relations, inflation, tariffs, and interest rate fluctuations, or the existence of epidemics, pandemics or other public health crises, political turmoil and geopolitical conflicts, natural catastrophes, warfare, or terrorist attacks on the United States, Europe, the Asia-Pacific region, Japan, or elsewhere, could cause a decrease in business investments, including spending on cloud technologies, and negatively affect the growth of our business. For example, the ongoing military conflicts between Russia and Ukraine and in the Middle East, as well as the rising tensions between China and Taiwan, have created volatility in the global capital markets and could have further global economic consequences, including disruptions of the global supply chain. In addition, unfavorable conditions in the general economy may negatively impact our customers' budgets or cash flow, which could impact the contract terms, including payment terms, our customers demand from us. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Our growth depends on the development, expansion, and success of our partner relationships.

As part of our vision for the AI Data Cloud, we will need to grow and maintain a network of partners, including data and technology providers, data consumers, and data application developers. The relationships we have with these partners, and that our partners have with our customers, provide our customers with enhanced value from our platform and the AI Data Cloud, including Snowflake Cortex AI and the Snowflake Marketplace. Our future growth will be increasingly dependent on the success of these relationships, and if we are unsuccessful in growing and maintaining these relationships or the types and quality of data and data applications supported by or available for consumption on our platform, our business, financial condition, and results of operations could be adversely affected.

Additionally, a small but increasing portion of our revenue is generated as a result of our relationships with global system integrators, managed service providers, and resellers. Increasingly, we and our customers rely on these partners to provide professional services, including customer implementations and migrations from legacy solutions and there may not be enough qualified partners available, or we may not be able to develop or maintain relationships with enough partners, to meet customer demand. While we provide our partners with training and other enablement programs, these programs may not be effective or utilized consistently, and our return on these investments may be lower than expected. In addition, new partners may require extensive training or significant time and resources to achieve productivity. If we fail to effectively manage and grow our network of these partners, or properly monitor the quality and efficacy of their interactions with our customers, our ability to attract and retain new customers and expand customer consumption of our platform may be impacted, and our operating results and growth rate may be harmed.

If we are unable to successfully manage the growth of our professional services business and improve our profit margin from these services, our operating results could be harmed.

Our professional services business, which performs implementation and training services for our customers, has grown larger and more complex as our product revenue has increased. We believe our future success depends in part on investment in professional services to facilitate customer code conversion and migration from legacy solutions and adoption of our platform, especially with large enterprises. As a result, our sales efforts have been and will continue to be focused on helping our customers more quickly realize the value of our platform and the AI Data Cloud rather than on the profitability of our professional services business. We price our professional services based on the anticipated cost of those services and, as a result, we expect to improve the gross profit percentage of our professional services business over time. If we are unable to manage the growth of our professional services business and improve our profit margin from these services, our operating results, including our profit margins, could be harmed.

If we are unable to maintain and enhance our brand and reputation, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with, and to our ability to attract and retain, customers, partners, investors, and employees. The successful promotion of our brand depends on a number of factors, including our ability to continue to develop and deliver reliable, high-quality, and cost-effective products and services that meet the needs of our customers; our sales and marketing efforts, including effectiveness at developing a positive presence within our industry through participation in industry events and key media coverage; the influence of customer testimonials and use cases on the perception of our brand; effective integration into our platform of products and services we acquire or invest in; and our ability to differentiate our products from those of our competitors.

The promotion of our brand requires us to make substantial expenditures, which we anticipate will increase as our market becomes more competitive. Our brand promotion activities may not be successful or generate the awareness or increased revenue we expect, and even if they do, any increase in revenue may not offset the significant expenses we incur in the efforts to build our brand. In addition, independent industry or financial analysts often provide reviews of our platform, as well as products and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected. Negative media coverage could also adversely affect our brand and reputation. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers or fail to attract potential customers, or fail to hire and retain employees, all of which would materially and adversely affect our business, results of operations, and financial condition.

If the availability of our platform does not meet our service-level commitments to our customers, our revenue may be negatively impacted.

We typically commit to our customers that our platform will maintain a minimum service-level of availability. If we are unable to meet these commitments, we may be obligated to provide customers with additional capacity at no cost, which could significantly affect our revenue. We rely on public cloud providers, such as AWS, Azure, and GCP, and any availability interruption in the public cloud could result in us not meeting our service-level commitments to our customers. In some cases, we may not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud. Further, any failure to meet our service-level commitments could damage our reputation and hinder the adoption of our platform, and we could face loss of revenue from reduced future consumption of our platform. Any service-level failures could adversely affect our business, financial condition, and results of operations.

We assume liability for data breaches, intellectual property infringement, and other claims, which exposes us to substantial potential liability.

In our customer contracts and certain strategic partnership agreements, we assume liability for certain security breaches and data protection claims caused by us and by certain third parties on which we rely. Our contracts with customers, partners, investors, and other third parties may also include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights and for other matters. Such claims may arise more often (and if they arise, may be more complex to litigate) as we begin to extend our platform and other offerings into customer environments over which we exercise significantly less or no control. We may not be successful in our attempt to limit our liability and indemnity obligations and obtain corresponding liability and indemnification obligations from vendors and partners that would require them to contribute to our obligations, and an event triggering our liability or indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. In addition, there have been instances where our customers or other business partners attempt to claim indemnification even if indemnification obligations have not been triggered, and defending against such claims can be time-consuming and expensive. There is no assurance that our applicable insurance coverage, if any, would cover, in whole or in part, any such liability or indemnity obligations. We may be liable for up to the full amount of the contractual claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our platform, and adversely affect our business, financial condition, and results of operations.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our platform, enhance our technology, or otherwise offer growth opportunities. For example, since the beginning of fiscal 2024, we have acquired several companies, including Samooha, Inc., a privately-held company which developed data clean room technology; Neeva Inc. (Neeva), a privately-held internet search company which leveraged generative AI Technology; Mountain US Corporation (f/k/a Mobilize.net Corporation), a privately-held company which provided a suite of tools for efficiently migrating databases to the AI Data Cloud; LeapYear Technologies, Inc., a privately-held company which provided a differential privacy platform; Night Shift Development, Inc., a privately-held data analytics firm focused on the U.S. public sector; and Datavolo, Inc., a privately-held company that built a dataflow infrastructure to support the creation, management, and observability of multimodal data pipelines for enterprise AI. Any such acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, financing, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties or unexpected costs assimilating or integrating the businesses, technologies, products, personnel, contracts or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers, suppliers, or partners of any acquired business due to changes in ownership, management, or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, we may inherit commitments, risks, and liabilities of companies that we acquire that we are unable to successfully mitigate and that may be amplified by our existing business. Finally, disputes or litigation can arise out of our acquisitions or investments from time to time, including in connection with the achievement of earnouts.

As part of our corporate development program, we invest in companies to support our key business initiatives. These companies range from early, growth stage companies to mature companies with established revenue streams. Our strategic investments are subject to risk of inability to achieve the desired strategic synergies and partial or total loss of investment capital. Furthermore, our competitors may invest in these companies alongside us, and may obtain information about our corporate development program or other business plans. The financial success of our investment is typically dependent on an exit in favorable market conditions. To the extent any of the companies in which we invest are not successful, which can include failure to achieve strategic business objectives as well as failure to achieve a favorable exit, we could recognize an impairment or loss on all or part of our investment, which we have done in the past. In addition, in certain cases we are required to consolidate one or more of our strategic investee's financial results into ours. Fluctuations in any such investee's financial results, due to general market conditions, bank failures, or otherwise, can negatively affect our consolidated financial condition, results of operations, cash flows, or the price of our common stock. If one or more of such investees fails to timely provide us with information necessary for the preparation of our consolidated financial statements and disclosures, we may be unable to report our financial results in a timely manner, which would negatively affect our business and the price of our common stock.

We also enter into strategic partnerships where we agree to incorporate third-party technologies into our platform and services. In some cases, we have revenue-sharing arrangements with our strategic partners who supply the technology. We may be unable to reach agreements with potential strategic partners on terms acceptable to us, if at all, and we may not be successful in partnering with the companies that have the technologies we need. Such strategic partnerships are also subject to a number of risks, including with respect to security controls, indemnification obligations, and ownership of intellectual property and other proprietary information. Any of the foregoing could harm our business, financial position, and results of operations.

Seasonality may cause fluctuations in our remaining performance obligations or in customer consumption.

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher non-GAAP free cash flow in the first and fourth fiscal quarters of each year, and our sequential growth in remaining performance obligations has historically been the highest in the fourth fiscal quarter of each year. We may not be successful in our attempt to align our cash outflows with our cash receipts, particularly since we expect this seasonality to become more pronounced as we continue to target large enterprise customers based on their procurement, budgeting, and deployment cycles. In addition, while consumption is typically lower during holidays, the magnitude of any decrease is difficult to predict and that may result in inaccurate financial guidance. For more information about non-GAAP free cash flow, including a definition of non-GAAP free cash flow and a reconciliation of net cash provided by operating activities, which is the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles (GAAP), to free cash flow, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Natural disasters, public health crises, and other catastrophic events could have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and our customers operate.

Our platform and the public cloud infrastructure on which our platform relies are vulnerable to damage or interruption from catastrophic events, such as earthquakes, hurricanes, floods, fires, power loss, telecommunication failures, cyber attacks, military conflict or war, terrorist attacks, criminal acts, sabotage, other intentional acts of vandalism and misconduct, geopolitical events, and epidemics, pandemics or other public health crises. Some of our U.S. corporate offices in which we operate and certain of the public cloud data centers on which our platform runs are located in the San Francisco Bay Area and Pacific Northwest, regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities or the facilities of our public cloud providers could result in disruptions, outages, and other performance and quality problems.

Our customers are also subject to the risk of catastrophic events. If those events occur, demand for our platform may decrease.

If we are unable to develop and maintain adequate plans to ensure that our business functions continue to operate during and after a catastrophic event and to execute successfully on those plans if such an event occurs, our business could be seriously harmed.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customer accounts outside the United States generated 24% of our revenue for the fiscal year ended January 31, 2025. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand or continue our expansion into certain countries, including China, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

• slower than anticipated public cloud adoption by international businesses;

• changes in a specific country's or region's political, economic, or legal and regulatory environment, including the effects of pandemics, tariffs, trade wars, sanctions, or long-term environmental risks;

• the need to adapt and localize our platform for China, Saudi Arabia, and other countries, including as a result of data sovereignty requirements, and the engineering and related costs that we may incur when making those changes;

• greater difficulty collecting accounts receivable and longer payment cycles;

• unexpected changes in, or the selective application of, trade relations, regulations, or laws;

• new, evolving, and more stringent regulations relating to privacy and data security, data localization, and the unauthorized use of, or access to, commercial and personal information;

• compliance with requirements to hire local employees to perform certain specific functions, such as Saudi Arabia's Regional Headquarters Program, which may not align with how we would otherwise operate our business;

• new, evolving, and potentially more stringent regulations relating to AI Technology;

• differing and potentially more onerous labor regulations that are generally more advantageous to employees as compared to the United States, including regulations governing terminations in locations that do not permit at-will employment and deemed hourly wage and overtime regulations;

• challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

• difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

• increased travel, real estate, infrastructure, and legal compliance costs associated with international operations, including increased costs associated with changing and potentially conflicting environmental regulations and requirements;

• currency exchange rate fluctuations and the resulting effect on our revenue, RPO, and expenses, and the cost and risk of utilizing mitigating derivative transactions and entering into hedging transactions to the extent we do so in the future;

• limitations on, or charges or taxes associated with, our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

• laws and business practices favoring local competitors or general market preferences for local vendors;

- limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

- political instability, military conflict or war, or terrorist activities;

- exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), U.S. bribery laws, the U.K. Bribery Act, and similar laws and regulations in other jurisdictions;

- burdens of complying with laws and regulations related to taxation; and

- regulations, adverse tax burdens, and foreign exchange controls that could make it difficult or costly to repatriate earnings and cash.

We expect to invest substantial time and resources to further expand our international operations, and, if we are unable to do so successfully and in a timely manner, our business and results of operations could suffer.

As we are offering our platform through a Chinese-owned operating partner to Chinese affiliates of certain multi-national customers, risks associated with economic, political, and social events in China could negatively affect our business, financial condition, results of operations and growth prospects.

We are currently offering our platform to Chinese affiliates of certain multi-national customers. Under Chinese law, we must offer our platform through a Chinese-owned operating partner, which must assume control and management of certain aspects of our platform and serve as the seller of record. This has required a new operating and go-to-market model, and there is a risk that functionality or customer experience may suffer and that we may incur liability or brand impairment arising from the operating partner's actions or inactions. In addition, developing and operationalizing this new model is a significant investment and may not generate expected returns.

We may also encounter the following risks:

- uncertainty regarding the validity, enforceability, and scope of protection for intellectual property rights in China and the practical difficulties of enforcing such rights;

- inability to secure our intellectual property and other proprietary information located in China from unauthorized access or theft;

- heightened risks of cyber incidents, which could lead to the unauthorized access to or exposure of customer data;

- inability to comply with extensive and evolving Chinese laws that are often ambiguous or inconsistently enforced;

- changes in tax regulations that may impact the economics of our China operating model;

- economic or political instability;

- a slowdown in China's economy; and

- a government-controlled foreign exchange rate and capital controls, including limitations on the convertibility of the Chinese yuan to other currencies.

Further, geopolitical and national security tensions between China and the United States or other countries could lead to further restrictions on our ability to operate in China, increased scrutiny of our business operations in China, or unwillingness of certain customers to do business with us, including the U.S. federal government.

Due to these and other risks, our operations in China may be more expensive or difficult than anticipated or they may fail, which could have an adverse effect on our business, financial condition, results of operations, and growth prospects.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and payments received from our customers. We cannot be certain if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in further equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. Any debt we incur could give the debt holders rights senior to our stockholders to make claims on our assets and could involve covenants relating to our capital raising activities and other financial and operational matters, which may limit our ability to obtain additional capital, pursue business opportunities and strategic transactions, repurchase stock and pay dividends on our common stock. For example, the holders of our 0% convertible senior notes due 2027 and 0% convertible senior notes due 2029 (collectively, the Notes) have rights senior to holders of our common stock to make claims on our assets, and the indentures governing each series of the Notes, as supplemented (each an Indenture and together, the Indentures), include customary covenants for us, such as covenants to make payment of principal and special interest (if any) and remain current in our reporting obligations with the SEC (though no financial or operating covenants or restrictions on us paying dividends or issuing or repaying, prepaying or repurchasing our other securities or indebtedness). Furthermore, if we issue additional equity securities, including shares of common stock issued upon conversion of the Notes, stockholders will experience dilution, and in some cases we may issue new equity securities that have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay special interest, if any, on or to refinance the Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate sufficient cash flow from operations to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not have enough available cash or the ability to raise the funds necessary to pay cash upon conversion of the Notes or to repurchase the Notes upon a fundamental change, and any future debt may contain limitations on our ability to do so.

Holders of each series of the Notes will have the right, subject to certain conditions and limited exceptions, to require us to repurchase all or any portion of their Notes upon the occurrence of a fundamental change prior to the maturity date of such series of the Notes (as defined and described in the applicable Indenture). Upon any conversion of Notes, we will be required to make cash payments to settle such conversion unless we elect to fully settle it by delivering shares of our common stock (other than any cash paid in lieu of delivering fractional shares). We may not have enough available cash or be able to obtain financing at the time if we are required to repurchase surrendered Notes or settle the conversion of Notes in cash. In addition, our ability to repurchase Notes or to pay cash upon conversions of the Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Notes or to pay any cash upon future conversions of the Notes, when required by the Indentures, would constitute a default under the relevant Indenture. A default under either Indenture or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the repayment of such future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

If the conditional conversion feature of a series of the Notes is triggered, holders of such Notes will be entitled to elect to convert their Notes at any time during specified periods, as described in the applicable Indenture. If one or more holders elect to convert their Notes, we would be required to settle a portion or all of our conversion obligation through the payment of cash, unless we elect to fully settle such conversion by delivering shares of our common stock (other than any cash paid in lieu of delivering fractional shares), which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the relevant series of Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

Our sales are currently denominated in U.S. dollars, Euros, British pounds, Australian dollars, Canadian dollars, and Brazilian reals, and will likely be denominated in other currencies in the future. Because we report our results of operations and revenue in U.S. dollars, we currently face exposure to foreign currency translation risk and may in the future face other foreign currency risks. If we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected. For example, a strengthening of the U.S. dollar could increase the real cost of our platform to international customers, which could adversely affect our results of operations. In addition, as our international operations expand, an increasing portion of our operating expenses is incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. Exposure to these risks and fluctuations could adversely affect our financial position, results of operations, and cash flows.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere herein. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, revenue, costs and expenses, and related disclosures. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Our Intellectual Property

Our intellectual property rights may not protect our business or provide us with a competitive advantage.

To be successful, we must protect our business, technology and brand in the United States and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, they may not protect our business or provide us with a competitive advantage for a variety of reasons, including:

- the failure by us to obtain patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;

- to the extent a customer or partner owns any intellectual property created through a professional services or other engagement, our inability to use or monetize that intellectual property as part of our business;

- uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;

- potential invalidation of our intellectual property rights through administrative processes or litigation;

- our inability to detect and protect against infringement or other misappropriation of our intellectual property rights by third parties;

- uncertainty regarding the applicability of intellectual property protections to AI Technology (including outputs generated from AI Technology); and

- other practical, resource, or business limitations on our ability to enforce our rights.

Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how, and records, as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. We may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, protect our trademarks, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel, and result in counterclaims with respect to infringement of intellectual property rights by us. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. In addition, many of the holders of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights have extensive intellectual property portfolios and greater resources than we do to enforce their rights. As compared to our large competitors, our patent portfolio is relatively undeveloped and may not provide a material deterrent to such assertions or provide us with a strong basis to counterclaim or negotiate settlements. Further, to the extent assertions are made against us by entities that hold patents but are not operating companies, our patent portfolio may not provide deterrence because such entities are not concerned with counterclaims.

Any intellectual property litigation to which we become a party may require us to do one or more of the following:

- cease selling, licensing, or using products, features, or data sets that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

- require us to change the name of our products or services;

- make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

- obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

- redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Intellectual property litigation is typically complex, time consuming, and expensive to resolve and would divert the time and attention of our management and technical personnel. It may also result in adverse publicity, which could harm our reputation and ability to attract or retain employees, customers, or partners. As we grow, we may experience a heightened risk of allegations of intellectual property infringement. An adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.

If we use open-source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.

We use open-source software in our platform and in our professional service engagements. From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and their compliance with the terms of the applicable open-source license. We may be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. Additionally, despite our policies and procedures designed to govern our use of open-source software, we may incorporate open-source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us, or inadvertently use third-party open-source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. If we receive an allegation that we have violated an open-source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open-source software or publicly release certain portions of our proprietary source code, or be required to comply with onerous license restrictions, any of which could have a material impact on our business. Even in the absence of a claim, if we discover the use of open-source software inconsistent with our policies, we could expend significant time and resources to replace the open-source software or obtain a commercial license, if available. All of these risks are heightened by the fact that the ownership of open-source software can be uncertain, leading to litigation, that many of the licenses applicable to open-source software have not been interpreted by courts, and that these licenses could be construed to impose unanticipated conditions or restrictions on our ability to commercialize our products. Any use of open-source software inconsistent with our policies or licensing terms could harm our business and financial position.

Risks Related to Our Legal, Regulatory, and Tax Environment

We are subject to stringent and changing obligations related to data, including data privacy and security, and the failure or perceived failure to comply with these obligations could result in significant fines and liability or otherwise result in substantial harm to our business and prospects.

We are subject to data privacy and protection laws, regulations, guidance, external and internal policies and other documentation, industry standards, certifications, and contractual and other obligations that apply to the collection, transmission, storage, use, and other processing of personal information. These obligations are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. Examples of recent and anticipated developments that have impacted or could impact our business include the following:

- The European Union's (EU) General Data Protection Regulation (GDPR) and the United Kingdom's General Data Protection Regulation (U.K. GDPR) established strict requirements applicable to the handling of personal information.

- The EU's Digital Operational Resilience Act (DORA), which became effective as of January 17, 2025, applies to financial entities, such as banks, insurance companies, and investment firms, as well as their information and communication technology third-party service providers. DORA aims to promote resiliency against operational disruptions in the financial sector.

- India's Digital Personal Data Protection Act (DPDP Act), which was passed in August 2023, imposes strict rules regarding the collection, use, processing and storage of personal data in India. The DPDP Act will not come into effect until the Indian government provides notice of an effective date, which is expected in 2025.

- The EU has proposed the Regulation on Privacy and Electronic Communications, which, if adopted, would impose new obligations on using personal information in the context of electronic communications, particularly with respect to online tracking technologies and direct marketing.

- Certain other jurisdictions have enacted data localization laws and cross-border personal information transfer laws, such as Brazil, China, and Saudi Arabia, which could make it more difficult for us to transfer personal information across jurisdictions (such as transferring or receiving personal or other sensitive information that originates in the EU, China, or Saudi Arabia), or to enable our customers to transfer or replicate their data across jurisdictions using our platform. Existing mechanisms that may facilitate cross-border personal information transfers may change or be invalidated. Because our business model involves transmitting and mobilizing data across geographical areas, an inability or material limitation on our ability to transfer personal data to the United States or other countries could materially impact our business operations and revenue.

- In the United States, federal, state, and local governments have enacted or proposed data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. Such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making and, if exercised, may adversely impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act (CCPA), as amended by the California Privacy Rights Act of 2020 (CPRA), provides increased privacy rights and protections, including the ability of individuals to opt out of specific disclosures of their personal information, and provides for fines of up to $7,988 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Other U.S. states have adopted, or are considering adopting, similar laws.

- The certifications we maintain and the standards that apply to our platform (or those we may maintain or that may apply in the future), such as the U.S. Federal Risk and Authorization Management Program (FedRAMP), U.S. Department of Defense Impact Level 4 (IL4), Payment Card Industry Data Security Standards (PCI-DSS), International Organization for Standardization (ISO)/International Electrotechnical Commission (IEC) 27001, Health Information Trust Alliance Common Security Framework (HI-TRUST CSF), StateRAMP, among others, are becoming more stringent.

- We may also become subject to new laws that specifically regulate non-personal data. For example, we may become subject to certain parts of the EU's Data Act, which imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the European Economic Area. Additionally, in the EU, the Network and Information Security Directive (NIS2) regulates resilience and incident response capabilities of entities operating in a number of sectors, including the digital infrastructure sector (such as cloud computing service providers). The deadline for transposition of NIS2 into local law was October 17, 2024; however, many of the member states in the EU have not fully transposed the Directive, leading to the opening of infringement procedures by the European Commission. Once fully implemented, non-compliance with NIS2 may lead to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.

These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, increase our exposure to liability, affect how we design, market, and sell our platform, and impact how we operate our business, how our customers and partners process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, any of which could increase our costs, require us to take on more onerous obligations in our contracts, impact our ability to operate in certain jurisdictions, and/or negatively impact the types of data available on or the demand for our platform. It is possible that new laws may be adopted or existing laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal policies, self-attestations, and third-party certifications supporting our compliance programs. Our customers may delegate certain of their GDPR compliance or other privacy law obligations to us, and we may otherwise be required to expend resources to assist our customers with such compliance obligations.

Any actual or perceived non-compliance with applicable data privacy and security obligations by us or our third-party service providers and sub-processors could result in proceedings, investigations, litigation, or claims against us by regulatory authorities, customers, or others, leading to reputational harm, higher liability and indemnity obligations, significant fines, litigation costs, additional reporting requirements or oversight, bans on processing personal information, orders to destroy or not use personal information, limitations in our ability to develop or commercialize our platform, inability to process personal information or operate in certain jurisdictions, and other damages. For example, if regulators assert that we have failed to comply with the GDPR or U.K. GDPR, we may be subject to fines of up to (i) 20.0 million Euros or 17.5 million British pounds, as applicable, or (ii) 4% of our worldwide annual revenue, whichever is greater, as well as potential data processing restrictions and penalties. In addition, private plaintiffs have become increasingly active in bringing privacy- and information security-related claims against companies, including class action claims. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Even if we are not determined to have violated these laws and other obligations, investigations into these issues typically require the expenditure of significant resources and generate negative publicity. In addition, any failure by us or our third-party service providers and sub-processors to comply with applicable obligations could result in proceedings against us. Certain regulators, such as the FTC, may prohibit our use of certain personal information as a result of such proceedings. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

We publish privacy policies, certifications and other documentation regarding our security program and our collection, processing, use, and disclosure of personal information or other confidential information. We or our vendors may fail to comply with these policies, certifications, or documentation, or may be perceived to have failed to do so. We also from time to time make public statements regarding the data privacy and security features of our products, which may draw scrutiny from regulators or private parties. Claims by regulators or private parties that we have failed to follow our published statements or documentation or otherwise violated individuals' privacy rights, misrepresented or made inaccurate claims about our products, or failed to comply with security or data protection laws, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Issues in the development and use of AI Technology, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

The legal and regulatory landscape applicable to AI Technology is uncertain and is evolving rapidly, which may result in new and enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy or security risks, ethical concerns, legal liability, or other complications that could adversely affect our business, reputation or financial condition, or results of operations. States, regions, and supranational bodies, including the EU and the United States, have passed or proposed new rules and regulations related to the use or sale of AI Technology. For example, the EU's Artificial Intelligence Act, the first comprehensive legal framework regulating artificial intelligence, entered into force in August 2024; Colorado's Artificial Intelligence Act, which will go into effect on February 1, 2026, imposes obligations on developers and deployers of "high-risk" artificial intelligence systems; and South Korea's AI Basic Act, the country's first major artificial intelligence legislation, which will go into effect on January 1, 2026, imposes obligations on developers and deployers of "high impact" and generative AI Technology. These regulations may impose onerous obligations related to our development, offering, and use of AI Technology and expose us to an increased risk of regulatory enforcement and litigation. If we cannot use AI Technology or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

In particular, there is significant uncertainty surrounding the applications of intellectual property and privacy laws to AI Technology. Intellectual property ownership and rights (including copyright) and the remedies of rights owners surrounding the use and development of AI Technology have not been fully addressed by courts or other federal or state laws or regulations, and our use of AI Technology or adoption of AI Technology into our products and services may result in disputes with respect to ownership of intellectual property, or exposure to claims of copyright or other intellectual property infringement or misappropriation. In addition, our AI Technology may involve the processing of personal and other sensitive data and may be subject to laws, policies, legal obligations, and contractual requirements related to privacy, data protection, and information security. Certain privacy laws extend rights to consumers (such as the right to obtain consent or delete certain personal data) and regulate automated decision making. An alleged or actual failure to meet these obligations may lead to regulatory investigations and fines or penalties, require us to change our business practices or retrain our algorithms, or prevent or limit our use of AI Technology. For example, the FTC has required other companies to turn over or disgorge valuable insights or trainings generated through the use of AI Technology where the FTC determined such companies violated privacy and consumer protection laws. We may also be held liable for intellectual property, privacy, or other legal violations of third-party AI Technology (including outputs from AI Technology) that we use, and we may not have full recourse for any damages that we suffer (for example, our use of third-party AI Technology may be subject to limitations of liability or provide no liability coverage (e.g., free or open-source technology)). We could also face claims alleging open-source software or other license terms apply with respect to outputs from AI Technology that we believed to be available for use, and not subject to license terms or other third-party proprietary rights.

The algorithms or training methodologies used in the AI Technology we use or offer may be flawed. Data sets may be overly broad, insufficient, or contain inappropriately biased information. Our generative AI Technology may also generate outputs that are inaccurate, misleading, harmful, offensive, or otherwise flawed. This may happen if the inputs that the model relied on were inaccurate, incomplete, or flawed (including if a bad actor "poisons" the model with bad inputs or logic), or if the logic of the algorithm is flawed (a so-called "hallucination"). Such outputs may also contain copyrighted or other protected material. Our customers or others may rely on or use such outputs to their detriment, or it may lead to adverse outcomes, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. Further, unauthorized use or misuse of generative AI Technology by our employees or others who have access to our systems may result in disclosure of confidential company and customer data, reputational harm, privacy law violations and legal liability. Finally, if we enable or offer services or technologies that draw scrutiny or controversy, if our use of AI Technology becomes controversial or causes ethical issues, or if we are perceived to overstate the capabilities or benefits of our products, services, or technologies that employ AI Technology, we may experience brand or reputational harm, competitive harm, and/or legal liability.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the U.K. Bribery Act 2010, and other anti-corruption and anti-money laundering laws in the countries in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales, including in China, and sales to the public sector, we may engage with business partners and third-party intermediaries to market or resell our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

We may be held responsible for the actions of our employees, agents, customers, partners, suppliers and other third parties with which we do business if such actions violate our policies and applicable law. As we expand internationally and into the public sector market, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption, anti-bribery, or anti-money laundering laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, litigation, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.

Increasing scrutiny and changing expectations from global regulations, our investors, customers, and employees with respect to ESG may impact our reputation and business.

Companies across many industries are facing increasing scrutiny related to their environmental, social and governance (ESG) practices and reporting, both in the United States and internationally. For example, new domestic and international laws and regulations relating to ESG matters, including environmental sustainability and climate change and human capital management, are under consideration or being adopted, which may include specific, target-driven disclosure requirements or obligations. Our response to increased ESG disclosure requirements may require additional investments and implementation of new practices and reporting processes, all entailing additional compliance risk and cost. To the extent we share information about our ESG practices, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. In addition, we may communicate ESG goals or initiatives from time to time, which can be costly to achieve and difficult to implement. There is no assurance that we will achieve any of these goals, that our initiatives will achieve their intended outcome, and our ability to implement these ESG-related initiatives or achieve ESG-related goals may be dependent on external factors outside our control.

At the same time, anti-ESG sentiment has gained momentum across the United States, and both the federal and state governments have enacted or proposed "anti-ESG" policies or legislation or have issued related legal opinions. In addition, the U.S. Supreme Court's ruling striking down race-based affirmative action in higher education has increased scrutiny of private sector employment practices and activist groups and state attorneys general have begun to analogize the outcome of that case to private employment matters, asserting that certain corporate practices, such as diversity, equity, and inclusion (DEI), are discriminatory and unlawful. Such anti-ESG and anti-DEI related policies, legislation, initiatives and scrutiny could expose any ESG, DEI or other practices we adopt to the risk of litigation, antitrust investigations or challenges by federal or state authorities, result in injunctions, penalties, and reputational harm.

Further, we may experience backlash from customers, government entities, advocacy groups, employees, or other stakeholders who disagree with our actual or perceived positions, or with our lack of position on social, environmental, governance, political, public policy, economic, geopolitical, or other sensitive issues. Any perceived lack of transparency about these matters could harm our brand and reputation, our employees' engagement and retention, and the willingness of our customers and partners to do business with us. Both advocates and opponents to ESG-related matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business, results of operations, or financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our platform is subject to U.S. export controls, including the U.S. Export Administration Regulations, and we incorporate encryption technology into our platform. This encryption technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.

Obtaining the necessary export license or other authorization for a particular sale can be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by various U.S. agencies, including the U.S. Treasury Department's Office of Foreign Assets Control, that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

If our channel partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from using our platform globally, or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions, or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would adversely affect our business, financial condition, and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

We are expanding our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. Legislation informally titled the Tax Cuts and Jobs Act and the Inflation Reduction Act (Inflation Act) made many significant changes to U.S. tax laws. For example, the Inflation Act includes provisions that will impact the U.S. federal income taxation of certain corporations, including a minimum tax equal to 15% of the adjusted financial statement income of certain large corporations, as well as a 1% excise tax applicable to corporations traded on an established securities market (which includes the New York Stock Exchange) on the fair market value of certain stock repurchases in excess of the fair market value of stock issuances in the same taxable year. In February 2023, our board of directors authorized the repurchase of up to $2.0 billion of our common stock through a stock repurchase program. In August 2024, our board of directors authorized the repurchase of an additional $2.5 billion of our outstanding common stock under the stock purchase program and extended the expiration date of the stock repurchase program from March 2025 to March 2027. Repurchases of our common stock under current or future stock repurchase programs could result in an excise tax liability, and we are continuing to evaluate the impact that such excise tax liability, if any, may have on our aggregate tax liability. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation.

In addition, our tax obligations and effective tax rate in the jurisdictions in which we conduct business could increase, including as a result of the base erosion and profit shifting (BEPS) project that is being led by the Organization for Economic Co-operation and Development (OECD), and other initiatives led by the OECD or the European Commission.

Due to the large and expanding scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, the amount of taxes imposed on our business, and our compliance costs, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements. We continue to monitor the impact of new global and U.S. legislation on our effective tax rate.

Our ability to use our net operating loss carryforwards may be limited.

We have incurred substantial losses during our history, do not expect to become profitable in the near future, and may never achieve profitability. Unused U.S. federal net operating losses (NOLs) for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under current U.S. federal income tax law, U.S. federal NOLs arising in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of such year's taxable income. At the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

As of January 31, 2025, we had U.S. federal, state, and foreign NOL carryforwards of $6.2 billion, $6.0 billion, and $178.0 million, respectively. Of the $6.2 billion U.S. federal NOL carryforwards, $6.1 billion may be carried forward indefinitely with utilization limited to 80% of taxable income, and the remaining $0.1 billion will begin to expire in 2032. The state NOL carryforwards begin to expire in 2026. Of the $178.0 million foreign NOL carryforwards, $165.2 million may be carried forward indefinitely, and the remaining $12.8 million will begin to expire in 2027.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as one or more stockholders or groups of stockholders who own at least 5% of our stock increasing their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period, the corporation's ability to use its pre-change NOL carryforwards to offset its post-change income or taxes may be limited. It is possible that we have experienced or may experience ownership changes as a result of shifts in our stock ownership, some of which may be outside of our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them;

- changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations, or administrative appeals; and

- the effects of acquisitions, divestitures, and restructurings.

Any of these developments could adversely affect our results of operations.

Risks Related to the Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock has been and may continue to be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our actual or projected financial performance from expectations of securities analysts and investors;

- changes in the pricing or consumption of our platform;

- updates to our projected operating and financial results;

- changes in laws or regulations applicable to our business;

- announcements by us or our competitors of significant business developments, acquisitions, investments, or new offerings;

- rumors and market speculation involving us or other companies in our industry;

- significant data breaches, disruptions to, or other incidents involving our platform or our customers;

- our involvement in litigation or governmental or regulatory investigations or inquiries and the development and outcome of such litigation, investigations, or inquiries;

- changes in senior management or key personnel;

- fluctuations in company valuations, particularly valuations of high-growth or cloud companies, perceived to be comparable to us;

- the trading volume of our common stock;

- purchase and sale of our common stock by our insiders or our other stockholders;

- changes in the anticipated future size and growth rate of our market;

- our issuance or repurchase of shares of our common stock or securities convertible into or exchangeable for share of our common stock and any derivative transactions relating to such securities; and

- general political, social, economic, and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, inflation, interest rate changes, tariffs and trade wars, or international currency fluctuations, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We have been, and may be in the future, the target of this type of litigation, which could result in substantial expenses and divert our management's attention. We are currently subject to a securities class action lawsuit in federal court. See the section titled "Legal Proceedings" for more information.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to settle the obligation in cash, shares of our common stock, or a combination of both. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market price of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our common stock could depress the price of our common stock.

The capped call transactions may affect the value of the Notes and the market price of our common stock.

We entered into privately negotiated capped call transactions relating to each series of Notes with some of the initial purchasers (or their affiliates) and certain other financial institutions (collectively, the option counterparties). The capped call transactions are generally expected to reduce the potential dilution to our common stock upon any conversion of the relevant series of Notes or offset any cash payments we are required to make in excess of the principal amount of converted Notes, with such reduction or offset subject to a cap.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with, or shortly after, the pricing of the Notes. They may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling shares of our common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes, and they are likely to do so during any "observation period" related to a conversion of Notes or, to the extent we exercise the relevant election under the capped call transactions, following any repurchase or redemption of the Notes, in each case as described in the Indentures. This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Notes.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions and could adversely affect the option counterparties' performance under the capped call transactions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer more dilution, the effect of which would not be compensated for, than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparties.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders, including issuance of shares of our common stock upon conversion of the Notes. We expect to continue to grant equity awards to employees, non-employee directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we have and may continue to acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We may not realize the anticipated long-term stockholder value of our stock repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

In February 2023, our board of directors authorized the repurchase of up to $2.0 billion of our common stock through a stock repurchase program. In August 2024, our board of directors authorized the repurchase of an additional $2.5 billion of our outstanding common stock under the stock repurchase program and extended the expiration date of the stock repurchase program from March 2025 to March 2027. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws.

The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock and may be suspended or discontinued at any time at our discretion. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation, investor confidence in us, or our stock price.

The existence of our stock repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our stock repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program. Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or investments, other business opportunities, and other general corporate projects, and we may fail to realize the anticipated long-term stockholder value of any stock repurchase program. In addition, the Inflation Act imposes an excise tax of 1% on certain corporate stock repurchases.

If securities or industry analysts publish unfavorable or inaccurate research about our business, the market price or trading volume of our common stock could decline.

The market price and trading volume of our common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If securities analysts or industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts downgrade our common stock or publish negative reports about our business, our stock price would likely decline. Further, investors and analysts may not understand how our consumption-based business model differs from a subscription-based business model. If one or more of these analysts cease coverage of us, publish inaccurate research about our business, or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We do not intend to pay dividends for the foreseeable future and, as a result, the ability of the holders of our common stock to achieve a return on their investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, holders of our common stock may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We incur significant costs operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with evolving laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of each fiscal year. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We have established an internal audit group, and as we continue to grow, we expect to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and update the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Anti-takeover provisions in our charter documents, the Indentures, and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may only be removed for cause;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that holders of our common stock would receive a premium for their shares of our common stock in an acquisition.

In addition, certain provisions in the Indentures may make it more difficult or expensive for a third party to acquire us. For example, the Indentures will require us, except as described therein, to repurchase the Notes of the relevant series for cash upon the occurrence of a fundamental change (as defined in the Indentures) and, in certain circumstances, to increase the relevant conversion rate for a holder that converts its Notes of the relevant series in connection with a make-whole fundamental change (as defined in the Indentures). A takeover of us may trigger the requirement that we repurchase the relevant series of Notes and/or increase the relevant conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to our company or our stockholders, any action asserting a claim against us arising out of or pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, any action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have implemented and maintain a cybersecurity program designed to identify, assess, and manage material risks from cybersecurity threats to (i) our information systems and data, which include critical computer networks, third-party hosted services, communications systems, hardware and software, and (ii) critical data, including our intellectual property, confidential information that is proprietary, strategic or competitive in nature, and our customers' data. Our cybersecurity program includes an information security policy, access management policies, an open-source policy, security incident response processes, and a supply chain policy, in addition to the secure design and vendor management programs described below. For a description of the risks from cybersecurity threats that may materially affect us, see the risk factor titled "*If we, our customers, or third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, and we may incur significant liabilities.*" in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Our information systems generally fall into two categories: our platform and our corporate systems. Each category has dedicated teams and processes in place to address cybersecurity risk. Our product security team, which reports into our SVP, Engineering and Support, works alongside our product and engineering teams to address how security is designed into our platform. Our corporate security team, which reports to our Chief Information Security Officer, is responsible for the secure design of our corporate systems. In addition, our Chief Information Security Officer manages a global security team that performs certain cybersecurity functions for both our platform and corporate systems, including certification management, incident response, threat detection, analytics, and offensive security (such as simulations and penetration tests).

We actively monitor our threat environment for cybersecurity threats using various methods, including automated detection tools, scans of the threat environment, investigations of potential threats we discover or that are reported to us, and reports and services that identify threats. We monitor our information systems for vulnerabilities using internal and third-party penetration testing, intelligence feeds, and vulnerability databases. We also have a bug bounty program.

Our security teams work with management to prioritize our risk management processes and mitigate cybersecurity threats, including those that may materially impact our business. Our assessment and management of material risks from cybersecurity threats is a key risk area within our enterprise risk management program. Our Chief Information Security Officer and SVP, Engineering and Support are responsible for management of cybersecurity risk under our enterprise risk management program, and senior management and the audit committee of our board of directors receive reports on the key risks and the effectiveness of our management of such enterprise risks. In addition, key cybersecurity risks are assessed as part of our internal audit program. We have completed various security audits and certifications, including SOC 2 Type II, SOC 1 Type II, PCI-DSS, HITRUST, FedRAMP High, and ISO/IEC 27001. We also employ a shared responsibility cybersecurity model where our customers are responsible for using and configuring our platform in a manner that meets applicable cybersecurity standards and requirements. As part of this shared responsibility cybersecurity model, customers have sole responsibility for creating and securing their access credentials for our platform.

Our platform and corporate systems involve the use of third-party technology or service providers, or vendors, such as hosting platforms, open-source software, and application providers. We also use vendors to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats to our platform and corporate systems, including consulting firms, external legal counsel, incident response vendors, penetration test providers, auditors, monitoring technology, and cybersecurity data providers. We have a vendor management program under which our corporate security, product security, and legal teams evaluate cybersecurity risks presented by our use of vendors. Depending on the nature of the technology or services provided, the sensitivity of the information systems and data at issue, and the identity of the vendor, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks. For vendors that may pose higher risks, this process includes a vendor security questionnaire, an evaluation of the vendor's security program and security documentation, and the imposition of contractual obligations related to cybersecurity on the vendor. All vendors are required to undergo this review, which is in addition to the applicable security reviews that may be conducted by our product security and corporate security teams described above.

Governance

Our board of directors has formed a cybersecurity committee of the board to assist it in fulfilling its oversight responsibility with respect to the management of cybersecurity risks related to our products and services as well as our information technology and network systems. The responsibilities of the cybersecurity committee include overseeing our implementation and maintenance of cybersecurity measures, data governance, compliance with applicable information security laws, and overseeing disclosure controls relating to cybersecurity. The cybersecurity committee receives reports from management concerning our significant cybersecurity threats and risk and the processes we have implemented to address them and has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation. In addition, our audit committee has oversight responsibility over our internal financial controls and our enterprise risk management program. Finally, management periodically provides cybersecurity briefings to the entire board of directors.

The members of management who are primarily responsible for assessing and managing our material risks from cybersecurity threats are our Chief Information Security Officer and our SVP, Engineering and Support. Our Chief Information Security Officer joined Snowflake in 2023 and previously served in various cybersecurity roles for over 12 years across multiple technology sectors, including manufacturing, software, and services. Our SVP, Engineering and Support joined Snowflake as VP of AI Engineering in 2023 in connection with our acquisition of Neeva, where he served as the head of engineering and, prior to that, he served in various roles at Google, including as VP Engineering in various technical leadership roles. Each of our Chief Information Security Officer and SVP, Engineering and Support is responsible for hiring appropriate personnel, integrating cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to management depending on the circumstances, including the individuals named above, who work with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified. In addition, our security incident response plan provides for reporting certain cybersecurity incidents to the cybersecurity committee of the board.

ITEM 2. PROPERTIES

We are a Delaware corporation with a globally distributed workforce. We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. The majority of our workforce began working remotely in April 2020 and although some of our employees continue to work remotely following the COVID-19 pandemic, the majority of our workforce has returned to physical offices. We currently lease offices in the United States, including in Atlanta, Georgia; Bellevue, Washington; Boston, Massachusetts; Bozeman, Montana; Denver, Colorado; Dublin, California; San Mateo, California; and Washington, D.C. We also have offices in multiple locations in Canada, Europe, and the APJ and EMEA regions. In November 2024, we entered into an agreement for a new office facility located in Menlo Park, California. During the three months ending April 30, 2025, we started the process of exiting the San Mateo office and relocating to the new Menlo Park office, which is expected to be completed by April 2025. All of our offices are leased, and we do not own any real property. While we believe that our current facilities are adequate to meet our foreseeable needs, we intend to expand our facilities in the future as we continue to add employees around the world. We believe that suitable additional or alternative space will be available to accommodate our future growth.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows.

We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights.

On February 29, 2024, a stockholder class action lawsuit was filed against us, our former Chief Executive Officer, and our Chief Financial Officer in the United States District Court in the Northern District of California, alleging violations under Sections 10(b) and 20(a) of the Exchange Act. The complaint seeks an unspecified amount of damages, attorneys' fees, expert fees, and other costs. On October 28, 2024, an amended complaint was filed by the lead plaintiff. On December 23, 2024, we filed a motion to dismiss the amended complaint. On January 29, 2025, the lead plaintiff informed us that it would seek leave to file a second amended complaint rather than respond to the motion to dismiss. On February 7, 2025, the Court ordered the lead plaintiff to file a second amended complaint by April 7, 2025. We plan to file a motion to dismiss the second amended complaint on or before the responsive pleading deadline. In addition, since the filing of the class action lawsuit, four additional complaints containing securities derivative claims have been filed against us and certain of our directors and executive officers alleging similar violations. The derivative claims have been stayed pending resolution of the anticipated motion to dismiss the class action lawsuit. We and the other defendants intend to vigorously defend against the claims in these actions.

On June 13, 2024, a class action was filed in the United States District Court for the District of Montana against us alleging that we failed to take reasonable measures to secure systems that contained consumer data, thereby allowing threat actors to access and exfiltrate personally identifiable information. In the months that followed, numerous additional class actions making the same or similar allegations were filed in the United States and Canada against us and/or our customers whose consumer or employee data was exfiltrated. Among other claims, the complaints assert common law claims for negligence, breach of fiduciary duty, breach of implied contract, and unjust enrichment, as well as statutory claims, and seek an unspecified amount of damages, attorneys' fees and costs, as well as injunctive relief. On October 4, 2024, an order was issued by the United States Judicial Panel on Multidistrict Litigation combining the class actions filed in the United States into a multidistrict litigation in the District of Montana. On February 3, 2025, plaintiffs filed their representative complaint. On March 11, 2025, plaintiffs were granted up to and including March 21, 2025 to file an amended representative complaint to address pleading deficiencies identified by defendants. Defendants, including us, are required to respond, which response may include moving to dismiss or compel arbitration, within 35 days of the filing of any amended representative complaint. In addition to the multidistrict litigation, two class actions are pending in the United States District Court for the Central District of California and the Supreme Court of British Columbia, respectively. We intend to vigorously defend against the claims in these actions.

Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See Note 11, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock, par value $0.0001 per share, is listed on the New York Stock Exchange, under the symbol "SNOW".

Holders of Record

As of March 7, 2025, there were 160 stockholders of record of our Class A common stock. The actual number of holders of our Class A common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Recent Sales of Unregistered Equity Securities

On November 25, 2024, we issued approximately 0.9 million shares of our Class A common stock (Equity Consideration) to certain securityholders of Datavolo, Inc. (Datavolo), pursuant to the terms of an agreement and plan of merger and reorganization (Merger Agreement), dated as of November 19, 2024, as partial consideration for our acquisition of all of the outstanding capital stock and certain other securities of Datavolo. A portion of the Equity Consideration that was issued to continuing Datavolo employees is subject to forfeiture upon the occurrence of certain events. See Note 12, "Equity," in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

We issued the shares in reliance on an exemption from registration provided for under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. We relied on this exemption from registration based in part on the representations made by the applicable Datavolo securityholders.

Issuer Purchases of Equity Securities

There were no shares repurchased under our authorized stock repurchase program during the three months ended January 31, 2025.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The graph below shows the cumulative total return to our stockholders between September 16, 2020 (the date that our Class A common stock commenced trading on the New York Stock Exchange) through January 31, 2025 in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Information Technology Index at their respective closing prices on September 16, 2020 and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



Comparison of Cumulative Total Return

Snowflake — S&P 500 Index — S&P 500 Information Technology Index

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note About Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), free cash flow, a non-GAAP financial measure, is included in the section titled "Key Business Metrics." This non-GAAP financial measure is not meant to be considered in isolation or as a substitute for, or superior to, comparable GAAP financial measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our presentation of this non-GAAP financial measure may not be comparable to similar measures used by other companies. We encourage investors to carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the GAAP-to-non-GAAP reconciliation included in the section titled "Key Business Metrics—Free Cash Flow," to more fully understand our business.

Unless the context otherwise requires, all references in this report to "Snowflake," the "Company," "we," "our," "us," or similar terms refer to Snowflake Inc. and its consolidated subsidiaries. Unless otherwise noted, all references in this report to our common stock refer to our Class A common stock.

A discussion regarding our financial condition and results of operations for the fiscal year ended January 31, 2025 compared to the fiscal year ended January 31, 2024 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended January 31, 2024 compared to the fiscal year ended January 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 31, 2024 filed with the SEC on March 26, 2024.

Overview

We believe that a cloud computing platform that puts data and artificial intelligence (AI) at its core will offer great benefits to organizations by allowing them to realize the value of the data that powers their businesses. By offering rich primitives for data and applications, we believe that we can create a data connected world where organizations have seamless access to explore, share, and unlock the value of data. To realize this vision, we deliver the AI Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from a growing number of data sets in secure, governed, and compliant ways.

Our platform is the innovative technology that powers the AI Data Cloud, enabling customers to consolidate data into a single source of truth to drive meaningful insights, apply AI to solve business problems, build data applications, and share data and data products. We provide our platform through a customer-centric, consumption-based business model, only charging customers for the resources they use.

Our cloud-native architecture includes three independently scalable but logically integrated layers across compute, storage, and cloud services. The compute layer provides dedicated resources to enable users to simultaneously access common data sets for many use cases with minimal latency. The storage layer ingests massive amounts and varieties of structured, semi-structured, and unstructured data to create a unified data record. The cloud services layer intelligently optimizes each use case's performance requirements with no administration. This architecture is built on three major public clouds across 47 regional deployments around the world. These deployments are generally interconnected to deliver the AI Data Cloud, enabling a consistent, global user experience.

We generate the substantial majority of our revenue from fees charged to our customers based on the compute, storage, and data transfer resources consumed on our platform. Customers are allowed to select compute, storage, and data transfer resources separately, at their discretion. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer's data stored in our platform. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

Our customers typically enter into capacity arrangements with a term of one to four years, or consume our platform under on-demand arrangements in which we charge for use of our platform monthly in arrears. Consumption for most customers accelerates from the beginning of their usage to the end of their contract terms and often exceeds their initial capacity commitment amounts. When this occurs, our customers have the option to amend their existing agreement with us to purchase additional capacity or request early renewals. When a customer's consumption during the contract term does not exceed its capacity commitment amount, it may have the option to roll over any unused capacity to future periods, generally upon the purchase of additional capacity. For these reasons, we believe our deferred revenue is not a meaningful indicator of future revenue that will be recognized in any given time period.

Our go-to-market strategy is focused on acquiring new customers and driving increased use of our platform for existing customers. We primarily focus our selling efforts on large organizations and primarily sell our platform through a direct sales force, which targets technical and business leaders who are adopting a cloud strategy and leveraging data to improve their business performance. Our sales force is comprised of sales development, inside sales, and field sales personnel and is segmented by the industry, size, and region of prospective customers. Once our platform has been adopted, we focus on increasing the migration of additional customer workloads to our platform to drive increased consumption, as evidenced by our net revenue retention rate of 126% and 131% as of January 31, 2025 and 2024, respectively. See the section titled "Key Business Metrics" for a definition of net revenue retention rate.

Our platform is used globally by organizations of all sizes across a broad range of industries. As of January 31, 2025, we had 11,159 total customers, increasing from 9,384 customers as of January 31, 2024. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our total customer count for historical periods reflecting these adjustments. Our platform has been adopted by many of the world's largest organizations that view Snowflake as a key strategic partner in their cloud and data transformation initiatives. As of January 31, 2025, our customers included 745 of the Forbes Global 2000, based on the 2024 Forbes Global 2000 list, and those customers contributed approximately 42% of our revenue for the fiscal year ended January 31, 2025. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the Global 2000 list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments.

Fiscal Year

Our fiscal year ends on January 31. For example, references to fiscal 2025 refer to the fiscal year ended January 31, 2025.

Impact of Macroeconomic Conditions

Our business and financial condition have been, and may continue to be, impacted by adverse macroeconomic conditions, including inflation, high interest rates, and fluctuations or volatility in capital markets or foreign currency exchange rates. These conditions have caused, and may continue to cause, customers to rationalize budgets, prioritize cash flow management, including through shortened contract duration, and optimize consumption, including by reducing storage through shorter data retention policies. We are continuing to monitor the actual and potential effects of general macroeconomic conditions across our business. For additional details, see the section titled "Risk Factors."

Convertible Senior Notes

In September 2024, we completed a private offering of $1.15 billion aggregate principal amount of 0% convertible senior notes due 2027 (2027 Notes) and $1.15 billion aggregate principal amount of 0% convertible senior notes due 2029 (2029 Notes, and together with the 2027 Notes, the Notes). The total proceeds from the issuance of the Notes were approximately $2.27 billion, net of $31.2 million of debt issuance costs.

We used a portion of the net proceeds from the offering to (i) pay the $195.5 million cost of the privately negotiated capped call transactions relating to each series of the Notes (Capped Calls) and (ii) repurchase $399.6 million of our common stock from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share.

See Note 10, "Convertible Senior Notes," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Stock Repurchase Program

In February 2023, our board of directors authorized a stock repurchase program of up to $2.0 billion of our outstanding common stock. In August 2024, our board of directors authorized the repurchase of an additional $2.5 billion of our outstanding common stock and extended the expiration date of the stock repurchase program from March 2025 to March 2027. During the fiscal year ended January 31, 2025, we repurchased 14.8 million shares of our outstanding common stock for an aggregate purchase price of $1.9 billion, excluding transaction costs associated with the repurchases, at a weighted-average price of $130.87 per share. All repurchases were made in open market transactions, except for the 3.6 million shares of our outstanding common stock that were repurchased for $399.6 million from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share. As of January 31, 2025, $2.0 billion remained available for future repurchases under the stock repurchase program (exclusive of transaction costs associated with repurchases). See Note 10, "Convertible Senior Notes," and Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

Business Combination

On November 25, 2024, we acquired all of the outstanding capital stock of Datavolo, Inc. (Datavolo), a privately-held company that built a dataflow infrastructure to support the creation, management, and observability of multimodal data pipelines for enterprise AI. The acquisition date fair value of the preliminary purchase consideration was $106.8 million, which was comprised of 0.5 million shares of our common stock valued at $87.7 million as of the acquisition date and $19.1 million in cash. In addition, we issued to certain of Datavolo's employees a total of 0.4 million shares of our common stock in exchange for a portion of their Datavolo stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees' continued employment with us or our affiliates. The $64.6 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of four years.

The results of operations of this business combination have been included in our consolidated financial statements from the date of acquisition. See Note 7, "Business Combinations," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details regarding this business combination.

Key Factors Affecting Our Performance

Adoption of our Platform and Expansion of the AI Data Cloud

Our future success depends in large part on the market adoption of our platform, including new product functionality, such as, Snowpark and our artificial intelligence and machine learning technology (AI Technology), such as Snowflake Cortex AI. While we see growing demand for our platform, particularly from large enterprises, many of these organizations have invested substantial technical, financial, and personnel resources in their existing database products or big data offerings. In addition, customers' use of our AI Technology is often dependent on their ability to meet evolving regulatory standards, successfully complete internal compliance reviews, and enter into mutually acceptable contractual terms. While this makes it difficult to predict customer adoption rates and future demand, we believe that the benefits of our platform put us in a strong position to capture the significant market opportunity ahead.

Our platform powers the AI Data Cloud, a network of data providers, data consumers, and data application developers that enables our customers to securely share, monetize, and acquire live data sets and data products. The AI Data Cloud includes access to the Snowflake Marketplace, through which customers can access or acquire third-party data sets, data applications, and other data products. Our future growth is increasingly dependent on our ability to increase consumption of our platform by building and expanding the AI Data Cloud.

Expanding Within our Existing Customer Base

Our large base of customers represents a significant opportunity for further consumption of our platform. While we have seen an increase in the number of customers that have contributed more than $1 million in product revenue in the trailing 12 months, we believe that there is a substantial opportunity to continue growing these customers further, as well as continuing to expand the usage of our platform within our other existing customers. We plan to continue investing to encourage increased consumption and adoption of new use cases among our existing customers, particularly large enterprises.

Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they migrate more data to the public cloud, identify new use cases, and realize the benefits of our platform and the AI Data Cloud. However, because we generally recognize product revenue on consumption and not ratably over the term of the contract, we do not have visibility into the timing of revenue recognition from any particular customer. In addition, many customers are attempting to rationalize budgets, prioritize cash flow management, and optimize consumption amidst macroeconomic uncertainty. In any given period, there is a risk that customer consumption of our platform will be slower than we expect, which may cause fluctuations in our revenue and results of operations.

New software releases or hardware improvements, like better storage compression, cloud infrastructure processor improvements, and compute optimization, may make our platform more efficient, enabling customers to consume fewer compute, storage, and data transfer resources to accomplish the same workloads. In addition, new product features allow customers to use our platform for compute services without requiring storage. To the extent these improvements do not result in an offsetting increase in new workloads, we may experience lower revenue. Our ability to increase usage of our platform by, and sell additional contracted capacity to, existing customers, and, in particular, large enterprise customers, will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing, macroeconomic conditions, overall changes in our customers' spending levels, customers' attempts to optimize their consumption, our customers' confidence in the security of our platform, our ability to maintain our reputation as a trustworthy vendor, the effectiveness of our and our partners' efforts to help our customers realize the benefits of our platform, and the extent to which customers migrate new workloads to our platform over time, including data science, artificial intelligence, and machine learning workloads.

Acquiring New Customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including the productivity of our sales organization, competitive dynamics in our target markets, changes in our customers' spending and platform consumption in response to market uncertainty, our ability to mitigate reputational damage following cybersecurity threat activity directed at our customers, and our ability to build and maintain partner relationships, including with global system integrators, resellers, technology partners, and third-party providers of native applications on the Snowflake Marketplace. While our platform is built for organizations of all sizes, we focus our selling efforts on large enterprise customers, customers with vast amounts of data, and customers requiring industry-specific solutions. We may not achieve anticipated revenue growth if we are unable to attract, hire, develop, integrate, and retain talented and effective sales personnel; if our sales personnel are unable to achieve desired productivity levels in a reasonable period of time and maintain productivity; or if our sales and marketing programs are not effective.

Investing in Growth and Scaling our Business

We are focused on our long-term revenue potential and believe our market opportunity is large. We will continue to invest significantly in research and development to improve our platform, including in the areas of data science and AI Technology. In addition, we are focused on expanding our business both domestically and internationally. As part of these efforts, we are investing in meeting the needs of organizations in geographies and government and regulated industries that have heightened requirements, including with respect to data localization, privacy, and security. We intend to continue to invest heavily to grow our business to take advantage of our expansive market opportunity, while also focusing on cash flow and long-term profitability.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key business metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

The following tables present a summary of key business metrics, including the most directly comparable financial measure calculated in accordance with GAAP, for the periods presented:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Product revenue (in millions)	$ 3,462.4	$ 2,666.8	$ 1,938.8
Net cash provided by operating activities (in millions)[1]	$ 959.8	$ 848.1	$ 545.6
Free cash flow (non-GAAP) (in millions)[2][3]	$ 884.1	$ 778.9	$ 496.5

	January 31, 2025	January 31, 2024	January 31, 2023
Net revenue retention rate[4]	126%	131%	158%
Customers with trailing 12-month product revenue greater than $1 million[4]	580	455	329
Forbes Global 2000 customers[4]	745	710	655
Remaining performance obligations (in millions)[5]	$ 6,867.5	$ 5,174.7	$ 3,660.5

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[1] Net cash provided by operating activities is not a key business metric but is included in this table as the most directly comparable GAAP financial measure to free cash flow.

[2] Free cash flow for the fiscal years ended January 31, 2025, 2024, and 2023 included the effect of $57.5 million, $31.3 million, and $23.9 million, respectively, in the net cash paid on payroll tax-related items on employee stock transactions. See the section titled "Free Cash Flow" for a reconciliation of net cash provided by operating activities, which is the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow.

[3] Cash outflows for employee payroll tax items related to the net share settlement of equity awards, which were $489.1 million, $380.8 million, and $184.6 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively, are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow.

[4] Historical numbers for (i) net revenue retention rate, (ii) customers with trailing 12-month product revenue greater than $1 million, and (iii) Forbes Global 2000 customers reflect any adjustments for acquisitions, consolidations, spin-offs, and other market activity. In addition, our Forbes Global 2000 customer count reflects adjustments for annual updates to the Forbes Global 2000 list by Forbes.

[5] As of January 31, 2025, our remaining performance obligations were approximately $6.9 billion, of which we expect approximately 48% to be recognized as revenue in the twelve months ending January 31, 2026 based on historical customer consumption patterns. The weighted-average remaining life of our capacity contracts was 2.4 years as of January 31, 2025. However, the amount and timing of revenue recognition are generally dependent upon customers' future consumption, which is inherently variable at our customers' discretion and can extend beyond the original contract term in cases where customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. In addition, our historical customer consumption patterns are not necessarily indicative of future results.

Product Revenue

Product revenue is a key metric for us because we recognize revenue based on platform consumption, which is inherently variable at our customers' discretion, and not based on the amount and duration of contract terms. Product revenue is primarily derived from the consumption of compute, storage, and data transfer resources by customers on our platform. Customers have the flexibility to consume more than their contracted capacity during the contract term and may have the ability to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Our consumption-based business model distinguishes us from subscription-based software companies that generally recognize revenue ratably over the contract term and may not permit rollover. Because customers have flexibility in the timing of their consumption, which can exceed their contracted capacity or extend beyond the original contract term in many cases, the amount of product revenue recognized in a given period is an important indicator of customer satisfaction and the value derived from our platform. While customer use of our platform in any period is not necessarily indicative of future use, we estimate future revenue using predictive models based on customers' historical usage to plan and determine financial forecasts. Product revenue excludes our professional services and other revenue, which has been less than 10% of revenue for each of the periods presented.

Net Revenue Retention Rate

We believe the growth in use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our dollar-based net revenue retention rate to measure this growth. To calculate this metric, we first specify a measurement period consisting of the trailing two years from our current period end. Next, we define as our measurement cohort the population of customers under capacity contracts that used our platform at any point in the first month of the first year of the measurement period. The cohorts used to calculate net revenue retention rate include end-customers under a reseller arrangement. We then calculate our net revenue retention rate as the quotient obtained by dividing our product revenue from this cohort in the second year of the measurement period by our product revenue from this cohort in the first year of the measurement period. Any customer in the cohort that did not use our platform in the second year remains in the calculation and contributes zero product revenue in the second year. Our net revenue retention rate is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our net revenue retention rate for historical periods reflecting these adjustments. Since we will continue to attribute the historical product revenue to the consolidated contract, consolidation of capacity contracts within a customer's organization typically will not impact our net revenue retention rate unless one of those customers was not a customer at any point in the first month of the first year of the measurement period. We expect our net revenue retention rate to decrease over the long-term as customers that have consumed our platform for an extended period of time become a larger portion of both our overall customer base and our product revenue that we use to calculate net revenue retention rate, and as their consumption growth primarily relates to existing use cases rather than new use cases. In addition, we have seen, and may continue to see, impacts on customer consumption patterns due to holidays and certain of our customers increasing their consumption of our platform at a slower pace than expected, which may negatively impact our net revenue retention rate in future periods.

Customers with Trailing 12-Month Product Revenue Greater than $1 Million

Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, a wider range of potential use cases, and greater potential for migrating new workloads to our platform over time. As a measure of our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers under capacity arrangements that contributed more than $1 million in product revenue in the trailing 12 months. For purposes of determining our customer count, we treat each customer account, including accounts for end-customers under a reseller arrangement, that has at least one corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers. We do not include customers that consume our platform only under on-demand arrangements for purposes of determining our customer count. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our customer count for historical periods reflecting these adjustments.

Forbes Global 2000 Customers

We believe that the number of Forbes Global 2000 customers is an important indicator of the growth of our business and future revenue trends as we focus our selling efforts on large enterprise customers and customers with vast amounts of data. Our Forbes Global 2000 customer count is a subset of our customer count based on the 2024 Forbes Global 2000 list. Our Forbes Global 2000 customer count is subject to adjustments for annual updates to the list by Forbes, as well as acquisitions, consolidations, spin-offs, and other market activity with respect to such customers, and we present our Forbes Global 2000 customer count for historical periods reflecting these adjustments.

Free Cash Flow

We define free cash flow, a non-GAAP financial measure, as GAAP net cash provided by operating activities reduced by purchases of property and equipment and capitalized internal-use software development costs. Cash outflows for employee payroll tax items related to the net share settlement of equity awards are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow. We believe information regarding free cash flow provides useful supplemental information to investors because it is an indicator of the strength and performance of our core business operations.

The following table presents a reconciliation of net cash provided by operating activities, which is the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow for the periods presented (in millions):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 959.8	$ 848.1	$ 545.6
Less: purchases of property and equipment	(46.3)	(35.1)	(25.1)
Less: capitalized internal-use software development costs	(29.4)	(34.1)	(24.0)
Free cash flow (non-GAAP)[1][2]	$ 884.1	$ 778.9	$ 496.5
Net cash provided by (used in) investing activities	$ 190.6	$ 832.3	$ (597.9)
Net cash used in financing activities	$ (226.5)	$ (854.1)	$ (92.6)

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[1] Free cash flow for the fiscal years ended January 31, 2025, 2024, and 2023 included the effect of $57.5 million, $31.3 million, and $23.9 million, respectively, in the net cash paid on payroll tax-related items on employee stock transactions.

[2] Cash outflows for employee payroll tax items related to the net share settlement of equity awards, which were $489.1 million, $380.8 million, and $184.6 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively, are included in cash flow for financing activities and, as a result, do not have an effect on the calculation of free cash flow.

Historically, we have received a higher volume of orders from new and existing customers in the fourth fiscal quarter of each year. As a result, we have historically seen higher free cash flow in the first and fourth fiscal quarters of each year.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO excludes performance obligations from on-demand arrangements and certain time and materials contracts that are billed in arrears. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates. RPO is not necessarily indicative of future product revenue growth because it does not account for the timing of customers' consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by a number of factors, including the timing and size of renewals, the timing and size of purchases of additional capacity, average contract terms, seasonality, changes in foreign currency exchange rates, and the extent to which customers are permitted to roll over unused capacity to future periods, generally upon the purchase of additional capacity at renewal. Due to these factors, it is important to review RPO in conjunction with product revenue and other financial metrics disclosed elsewhere herein.

Components of Results of Operations

Revenue

We deliver our platform over the internet as a service. Customers choose to consume our platform under either capacity arrangements, in which they commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which we charge for use of our platform monthly in arrears. Under capacity arrangements, from which a majority of our revenue is derived, we typically bill our customers annually in advance of their consumption. However, in future periods, we expect to see an increase in capacity contracts providing for quarterly upfront billings and monthly in arrears billings as our customers increasingly want to align consumption and timing of payments. Revenue from on-demand arrangements typically relates to customers with lower usage levels or overage consumption beyond a customer's contracted usage amount under a capacity contract or following the expiration of a customer's capacity contract. Revenue from on-demand arrangements represented approximately 2%, 3%, and 2% of our revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

We recognize revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. We recognize the deployment fee ratably over the contract term. Such deployment revenue represented less than 1% of our revenue for all periods presented.

Our customer contracts for capacity typically have a term of one to four years. The weighted-average term of capacity contracts entered into during the fiscal year ended January 31, 2025 is approximately 2.9 years. To the extent our customers enter into such contracts and either consume our platform in excess of their capacity commitments or continue to use our platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, our customer contracts permit customers to roll over any unused capacity to a subsequent order, generally upon the purchase of additional capacity. For those customers who do not have a capacity arrangement, our on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or us.

We generate the substantial majority of our revenue from fees charged to our customers based on the compute, storage, and data transfer resources consumed on our platform. Customers are allowed to select compute, storage, and data transfer resources separately, at their discretion. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer's data stored in our platform. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

Because customers have flexibility in their consumption, and we generally recognize revenue on consumption and not ratably over the term of the contract, we do not have the visibility into the timing of revenue recognition from any particular customer contract that typical subscription-based software companies may have. As our customer base grows, we expect our ability to forecast customer consumption in the aggregate to improve. However, in any given period, there is a risk that customers will consume our platform more slowly than we expect, including in response to adverse macroeconomic conditions, which may cause fluctuations in our revenue and results of operations.

Our revenue also includes professional services and other revenue, which consists primarily of consulting, technical solution services, and training related to our platform. Our professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists primarily of fees from customer training delivered on-site or through publicly available classes.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, information technology (IT) and general recruiting related expenses and other expenses, such as software and subscription services.

Cost of Revenue

Cost of revenue consists of cost of product revenue and cost of professional services and other revenue. Cost of revenue also includes allocated overhead costs.

Cost of product revenue. Cost of product revenue consists primarily of (i) third-party cloud infrastructure expenses, including those related to graphics processing units (GPUs), incurred in connection with our customers' use of our platform and the deployment and maintenance of our platform on public clouds, including different regional deployments, and (ii) personnel-related costs associated with customer support and maintaining service availability and security of our platform, including salaries, benefits, bonuses, and stock-based compensation. We periodically receive credits from third-party cloud providers that are recorded as a reduction to the third-party cloud infrastructure expenses. Cost of product revenue also includes amortization of capitalized internal-use software development costs, amortization of acquired intangible assets, and expenses associated with software and subscription services dedicated for use by our customer support team and our engineering team responsible for maintaining our platform.

Cost of professional services and other revenue. Cost of professional services and other revenue consists primarily of personnel-related costs associated with our professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, amortization of an acquired intangible asset, and costs of contracted third-party partners and software tools.

We intend to continue to invest additional resources in our platform infrastructure and our customer support and professional services organizations to support the growth of our business. Some of these investments, including certain support costs and costs of expanding our business internationally, are incurred in advance of generating revenue, and either the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect our gross margin from period to period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and sales commissions. Operating expenses also include allocated overhead costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, and stock-based compensation. Sales and marketing expenses also include sales commissions and draws paid to our sales force and certain referral fees paid to third parties, including amortization of deferred commissions. A portion of the sales commissions paid to the sales force is earned based on the level of the customers' consumption of our platform, and a portion of the commissions paid to the sales force is earned upon the origination, expansion, or renewal of customer contracts. Sales commissions tied to customers' consumption are expensed in the same period as they are earned. Sales commissions and referral fees earned upon the origination or expansion of customer contracts that are not commensurate with those earned upon the renewal of contracts are capitalized and then amortized over a period of benefit that we determined to be five years. Sales commissions earned upon the renewal of customer contracts, as well as sales commissions earned upon the origination or expansion of customer contracts that are commensurate with those for renewal contracts, are capitalized and then amortized over the respective weighted-average contractual term of the related contracts. Sales and marketing expenses also include advertising costs and other expenses associated with our sales, marketing and business development programs, including our user conferences, offset by proceeds from such conferences and programs. In addition, sales and marketing expenses are comprised of travel-related expenses, software and subscription services dedicated for use by our sales and marketing organizations, amortization of acquired intangible assets, and outside services contracted for sales and marketing purposes. We expect that our sales and marketing expenses will increase in absolute dollars and continue to be our largest operating expense for the foreseeable future as we grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses.

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred primarily in developing our platform (including with respect to GPUs to develop AI Technology), amortization of acquired intangible assets, and software and subscription services dedicated for use by our research and development organization. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform. However, we expect that our research and development expenses will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses. In addition, research and development expenses that qualify as internal-use software development costs are capitalized.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, insurance, unallocated lease costs associated with unused office facilities to accommodate planned headcount growth, and other corporate expenses. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time, although the percentage may fluctuate from period to period depending on the timing and the extent of these expenses. In addition, we expect our general and administrative expenses to increase during fiscal 2026 due to anticipated asset impairment charges upon the cease-use of our San Mateo office facility.

Interest Income

Interest income consists primarily of interest income earned on our cash and cash equivalents and short-term and long-term investments, including amortization of premiums and accretion of discounts related to our available-for-sale marketable debt securities, net of associated fees.

Interest Expense

Interest expense consists of amortization of debt issuance costs incurred in connection with the issuance of our convertible senior notes.

Other Income (Expense), Net

Other income (expense), net consists primarily of (i) net realized and unrealized gains (losses) on our strategic investments in equity securities, and (ii) the effect of exchange rates on our foreign currency-denominated asset and liability balances.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and U.S. federal and state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. and U.K. deferred tax assets because we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Net Income (Loss) Attributable to Noncontrolling Interest

Our consolidated financial statements include the accounts of Snowflake Inc., our wholly-owned subsidiaries, and a majority-owned subsidiary in which we have a controlling financial interest. Net income (loss) attributable to noncontrolling interest represents the net income (loss) of our majority-owned subsidiary attributed to noncontrolling interest using the hypothetical liquidation at book value method. See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2025	**2024**	**2023**
Revenue	$ 3,626,396	$ 2,806,489	$ 2,065,659
Cost of revenue[(1)]	1,214,673	898,558	717,540
Gross profit	2,411,723	1,907,931	1,348,119
Operating expenses[(1)]:			
Sales and marketing	1,672,092	1,391,747	1,106,507
Research and development	1,783,379	1,287,949	788,058
General and administrative	412,262	323,008	295,821
Total operating expenses	3,867,733	3,002,704	2,190,386
Operating loss	(1,456,010)	(1,094,773)	(842,267)
Interest income	209,009	200,663	73,839
Interest expense	(2,759)	—	—
Other income (expense), net	(35,339)	44,887	(47,565)
Loss before income taxes	(1,285,099)	(849,223)	(815,993)
Provision for (benefit from) income taxes	4,113	(11,233)	(18,467)
Net loss	(1,289,212)	(837,990)	(797,526)
Less: net loss attributable to noncontrolling interest	(3,572)	(1,893)	(821)
Net loss attributable to Snowflake Inc.	$ (1,285,640)	$ (836,097)	$ (796,705)

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[(1)] Includes stock-based compensation as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	**2024**	**2023**
Cost of revenue	$ 142,163	$ 123,363	$ 106,302
Sales and marketing	331,807	299,657	246,811
Research and development	852,027	644,928	407,524
General and administrative	153,317	100,067	100,896
Total stock-based compensation	$ 1,479,314	$ 1,168,015	$ 861,533

The overall increase in stock-based compensation for the fiscal year ended January 31, 2025, compared to the fiscal year ended January 31, 2024, was primarily attributable to additional equity awards granted to new and existing employees, partially offset by the effects of equity awards that became forfeited or fully vested.

As of January 31, 2025, total compensation cost related to unvested awards not yet recognized was $3.5 billion, which will be recognized over a weighted-average period of 2.8 years. See Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Revenue	100 %	100 %	100 %
Cost of revenue[(1)]	33	32	35
Gross profit	67	68	65
Operating expenses[(1)]:			
Sales and marketing	46	50	54
Research and development	49	46	38
General and administrative	12	11	14
Total operating expenses	107	107	106
Operating loss	(40)	(39)	(41)
Interest income	6	7	3
Interest expense	—	—	—
Other income (expense), net	(1)	2	(2)
Loss before income taxes	(35)	(30)	(40)
Provision for (benefit from) income taxes	1	—	(1)
Net loss	(36)	(30)	(39)
Less: net loss attributable to noncontrolling interest	—	—	—
Net loss attributable to Snowflake Inc.	(36%)	(30%)	(39%)

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[(1)]   Stock-based compensation included in the table above as a percentage of revenue as follows:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Cost of revenue	4 %	4 %	5 %
Sales and marketing	9	11	12
Research and development	24	23	20
General and administrative	4	4	5
Total stock-based compensation	41 %	42 %	42 %

Stock-based compensation is impacted by our future hiring and retention needs, which are difficult to predict and subject to constant change. We expect that our stock-based compensation will increase in absolute dollars as we continue to issue equity awards to our new and existing employees, but will decrease as a percentage of our revenue in fiscal 2026 and continue to decrease over time as we grow.

Comparison of the Fiscal Years Ended January 31, 2025 and 2024

Revenue

| | Fiscal Year Ended January 31, | | |
	2025	2024	% Change
	(dollars in thousands)		
Revenue:			
Product	$ 3,462,422	$ 2,666,849	30%
Professional services and other	163,974	139,640	17%
Total	$ 3,626,396	$ 2,806,489	29%
Percentage of revenue:			
Product	95%	95%	
Professional services and other	5%	5%	
Total	100%	100%	

Product revenue increased $795.6 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to increased consumption of our platform by existing customers, as evidenced by our net revenue retention rate of 126% as of January 31, 2025.

We had 580 customers with product revenue of greater than $1 million for the trailing 12 months ended January 31, 2025, an increase from 455 customers as of January 31, 2024. Such customers represented approximately 67% and 65% of our product revenue for the trailing 12 months ended January 31, 2025 and 2024, respectively. Within these customers, we had 110 and 39 customers with product revenue of greater than $5 million and $10 million, respectively, for the trailing 12 months ended January 31, 2025. The substantial majority of our revenue was derived from existing customers under capacity arrangements, which represented approximately 97% of our revenue for each of the fiscal years ended January 31, 2025 and 2024. The remainder was derived from on-demand arrangements and new customers under capacity arrangements. The preceding historical metrics reflect any adjustments for acquisitions, consolidations, spin-offs, and other market activity. For purposes of determining revenue derived from (i) customers with trailing 12-month product revenue greater than $1 million, (ii) new customers, and (iii) existing customers, we treat each customer account, including accounts for end-customers under a reseller arrangement, that has at least one corresponding capacity contract as a unique customer, and a single organization with multiple divisions, segments, or subsidiaries may be counted as multiple customers.

Professional services and other revenue increased $24.3 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, as we continued to expand our professional services organization to help our customers further realize the benefits of our platform.

Cost of Revenue, Gross Profit (Loss), and Gross Margin

	Fiscal Year Ended January 31,				% Change
	2025		**2024**		
	(dollars in thousands)				
Cost of revenue:					
Product	$	992,069	$	701,200	41%
Professional services and other		222,604		197,358	13%
Total cost of revenue	$	1,214,673	$	898,558	35%
Gross profit (loss):					
Product	$	2,470,353	$	1,965,649	26%
Professional services and other		(58,630)		(57,718)	2%
Total gross profit	$	2,411,723	$	1,907,931	26%
Gross margin:					
Product		71%		74%	
Professional services and other		(36%)		(41%)	
Total gross margin		67%		68%	
Headcount (at period end)					
Product		453		414	
Professional services and other		631		525	
Total headcount		1,084		939	

Cost of product revenue increased $290.9 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year. The increase was primarily due to an increase of $176.8 million in third-party cloud infrastructure expenses (including those related to GPUs), mainly as a result of increased customer consumption of our platform. Personnel-related costs and allocated overhead costs also increased $45.3 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, as a result of increased headcount and overall costs to support the growth in our business, and increased stock-based compensation primarily related to additional equity awards granted to existing and new employees. Additionally, amortization of capitalized internal-use software development costs and acquired developed technology intangible assets also increased $37.5 million and $11.1 million, respectively, for the fiscal year ended January 31, 2025, compared to the prior fiscal year. The remaining increase in cost of product revenue was primarily attributable to $7.7 million in costs incurred by us during fiscal 2025 in connection with a restructuring plan for a majority-owned subsidiary.

Our product gross margin was 71% for the fiscal year ended January 31, 2025, compared to 74% for the prior fiscal year. This decline is primarily attributable to newly launched product capabilities and features that have not yet reached economies of scale. We expect our product gross margin to fluctuate from period to period due to a number of factors, including, but not limited to: (i) fluctuations in the mix and timing of customers' consumption, which is inherently variable at our customers' discretion, (ii) our pricing model and discounting practices, (iii) the extent of our investments in new product capabilities, features, and operations, such as investments in AI Technology and performance improvements that may make our platform or the underlying cloud infrastructure more efficient, and (iv) stock-based compensation.

Cost of professional services and other revenue increased $25.2 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to an increase of $12.9 million in personnel-related costs and allocated overhead costs as a result of increased headcount. The remaining increase in cost of professional services and other revenue was primarily driven by an increase of $10.9 million in costs of contracted third-party partners and software tools to support the growth in our business.

Professional services and other gross margin was (36%) and (41%) for the fiscal years ended January 31, 2025 and 2024, respectively. We do not believe the year-over-year changes in professional services and other gross margins are meaningful given that our professional services and other revenue represents a small percentage of our revenue.

Sales and Marketing

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
Sales and marketing	$ 1,672,092	$ 1,391,747	20%
Percentage of revenue	46%	50%	
Headcount (at period end)	3,310	3,008	

Sales and marketing expenses increased $280.3 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to an increase of $131.7 million in personnel-related costs (excluding commission expenses) and allocated overhead costs, as a result of increased headcount, stock-based compensation, and overall costs to support the growth in our business. The increase in personnel-related costs included a $32.1 million increase in stock-based compensation for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily related to additional equity awards granted to existing and new employees, partially offset by the effects of equity awards that became forfeited or fully vested.

Expenses associated with sales commissions and draws paid to our sales force and certain referral fees paid to third parties, including amortization of deferred commissions, also increased $86.0 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily attributable to sales commissions tied to customers' consumption. In addition, advertising costs and other expenses associated with our sales, marketing and business development programs increased $26.0 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year. The remaining increase in sales and marketing expenses for the fiscal year ended January 31, 2025 was primarily attributable to a $16.1 million increase in travel-related expenses.

Research and Development

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
Research and development	$ 1,783,379	$ 1,287,949	38%
Percentage of revenue	49%	46%	
Headcount (at period end)	2,257	2,002	

Research and development expenses increased $495.4 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to an increase of $389.2 million in personnel-related costs and allocated overhead costs, as a result of increased stock-based compensation, headcount, and overall costs to support the growth in our business. The increase in personnel-related costs included a $207.1 million increase in stock-based compensation, primarily related to additional equity awards granted to existing and new employees, partially offset by the effects of equity awards that became forfeited or fully vested.

Third-party cloud infrastructure expenses, incurred primarily in developing our platform (including with respect to GPUs to develop AI Technology), also increased $92.7 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year. The remaining increase in research and development expenses for the fiscal year ended January 31, 2025 was primarily attributable to $11.0 million in costs incurred by us during fiscal 2025 in connection with a restructuring plan for a majority-owned subsidiary.

The overall increase in research and development expenses for the fiscal year ended January 31, 2025 was partially offset by impairment charges of $7.1 million recognized during fiscal 2024. These impairment charges were related to our capitalized internal-use software development costs previously included in construction in progress that were no longer probable of being completed.

General and Administrative

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
General and administrative	$ 412,262	$ 323,008	28%
Percentage of revenue	12%	11%	
Headcount (at period end)	1,183	1,055	

General and administrative expenses increased $89.3 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to an increase in personnel-related costs and allocated overhead costs, as a result of increased stock-based compensation, headcount, and overall costs to support the growth in our business.

Interest Income

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
Interest income	$ 209,009	$ 200,663	4%

Interest income increased $8.3 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to higher yields on our cash equivalents and investments in available-for-sale marketable debt securities. See Note 4, "Cash Equivalents and Investments," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on our cash equivalents and investments.

Other Income (Expense), Net

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
Impairments related to strategic investments in non-marketable equity securities	$ (11,578)	$ (3,101)	273%
Net unrealized gains (losses) on strategic investments in marketable equity securities	(2,428)	15,197	(116%)
Net realized gains (losses) on strategic investments in equity securities[1]	(17,414)	34,713	(150%)
Other	(3,919)	(1,922)	104%
Other income (expense), net	$ (35,339)	$ 44,887	(179%)

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[1] The net realized gains on strategic investments in equity securities for the fiscal year ended January 31, 2024 include primarily a remeasurement gain of $34.0 million recognized on a previously held equity interest as a result of a business combination completed during fiscal 2024. See Note 7, "Business Combinations," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details. For strategic investments in equity securities sold, the realized gains or losses represent the difference between the sale proceeds and the carrying value of the securities at the beginning of the period or the purchase date, if later.

Other income (expense), net decreased $80.2 million for the fiscal year ended January 31, 2025, compared to the prior fiscal year, primarily due to changes in net realized and unrealized gains (losses) and impairments on our strategic investments in equity securities. See Note 5, "Fair Value Measurements," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Provision for (Benefit from) Income Taxes

	Fiscal Year Ended January 31,		% Change
	2025	2024	
	(dollars in thousands)		
Loss before income taxes	$ (1,285,099)	$ (849,223)	51%
Provision for (benefit from) income taxes	4,113	(11,233)	(137%)
Effective tax rate	(0.3%)	1.3%	

Our provision for income taxes was $4.1 million for the fiscal year ended January 31, 2025, compared to our benefit from income taxes of $11.2 million for the fiscal year ended January 31, 2024, primarily due to partial releases of valuation allowances from the business combinations completed during fiscal 2024.

We maintain a full valuation allowance on our U.S. and U.K. deferred tax assets, and the significant components of our recorded tax expense are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction's individual tax rates, laws on the timing of recognition of income and deductions, and availability of net operating losses and tax credits. Our effective tax rate might fluctuate significantly and could be adversely affected to the extent earnings are lower than forecasted in countries that have lower statutory rates and higher than forecasted in countries that have higher statutory rates.

Liquidity and Capital Resources

As of January 31, 2025, our principal sources of liquidity were cash, cash equivalents, and short-term and long-term investments totaling $5.3 billion. Our cash equivalents and investments primarily consist of money market funds, corporate notes and bonds, U.S. government and agency securities, commercial paper, certificates of deposit, and time deposits.

As of January 31, 2025, our RPO was $6.9 billion. Our RPO represents the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods, but that are not recorded on the balance sheet. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates.

Our primary source of cash is payments received from our customers as well as net proceeds from the issuance of the Notes. Our primary uses of cash include personnel-related expenses, third-party cloud infrastructure expenses (including with respect to GPUs to develop AI Technology), sales and marketing expenses, overhead costs, acquisitions and strategic investments we may make from time to time, and repurchases of our common stock under our authorized stock repurchase program. As of January 31, 2025, our material cash requirements from known contractual obligations and commitments relate primarily to (i) third-party cloud infrastructure agreements, (ii) the Notes, (iii) operating leases for office facilities, and (iv) subscription arrangements used to facilitate our operations at the enterprise level. These agreements are enforceable and legally binding and specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. For more information regarding our contractual obligations and commitments (excluding the Notes) as of January 31, 2025, see Note 11, "Commitments and Contingencies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Our long-term purchase commitments may be satisfied earlier than the payment periods presented as we continue to grow and scale our business.

Convertible Senior Notes

In September 2024, we issued an aggregate principal amount of $2.3 billion of the Notes in a private placement to qualified institutional buyers, comprising of (i) $1.15 billion aggregate principal amount of the 2027 Notes and (ii) $1.15 billion aggregate principal amount of the 2029 Notes. Each series of Notes was issued pursuant to separate indentures, as supplemented (each an Indenture and together, the Indentures), between us and U.S. Bank Trust Company, National Association, as trustee. The Notes are general, senior unsecured obligations. The 2027 Notes will mature on October 1, 2027 and the 2029 Notes will mature on October 1, 2029, in each case unless earlier converted, redeemed, or repurchased. Neither the 2027 Notes nor the 2029 Notes bear regular interest, and the principal amount of the Notes will not accrete. We may elect or be required to pay special interest on the Notes under certain circumstances in accordance with the terms of the applicable Indenture. Special interest, if any, will be payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2025. The total proceeds from the issuance of the Notes were approximately $2.27 billion, net of $31.2 million of debt issuance costs.

In connection with the Notes offering, we entered into Capped Calls with certain of the initial purchasers or affiliates thereof and certain other financial institutions for a cost of $195.5 million. The Capped Calls are generally expected to reduce the potential dilution to our common stock upon any conversion of the relevant series of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes of such series, as the case may be, with such reduction and/or offset subject to a cap based on a cap price initially equal to $225.00 per share.

We used a portion of the net proceeds from the Notes offering to (i) pay the $195.5 million cost of the Capped Calls and (ii) repurchase $399.6 million of our common stock from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share. We expect to use the remainder of the net proceeds for general corporate purposes, which may include other repurchases of our common stock from time to time under our existing or any future stock repurchase program, as well as acquisitions or strategic investments in complementary businesses or technologies. See Note 10, "Convertible Senior Notes," and Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional details.

Stock Repurchase Program

In February 2023, our board of directors authorized a stock repurchase program of up to $2.0 billion of our outstanding common stock. In August 2024, our board of directors authorized the repurchase of an additional $2.5 billion of our outstanding common stock and extended the expiration date of the stock repurchase program from March 2025 to March 2027. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate us to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

During the fiscal year ended January 31, 2025, we repurchased 14.8 million shares of our outstanding common stock for an aggregate purchase price of $1.9 billion, excluding transaction costs associated with the repurchases, at a weighted-average price of $130.87 per share. All repurchases were made in open market transactions, except for the 3.6 million shares of our outstanding common stock that were repurchased for $399.6 million from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share. As of January 31, 2025, $2.0 billion remained available for future repurchases under the stock repurchase program (exclusive of transaction costs associated with repurchases). See Note 10, "Convertible Senior Notes," and Note 12, "Equity," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional details.

Subsequent to January 31, 2025, and through March 21, 2025, we repurchased 3.2 million shares of our outstanding common stock for an aggregate purchase price of $490.6 million, excluding transaction costs associated with the repurchases, at a weighted-average price of $152.63 per share. All repurchases were made in open market transactions.

We believe that our existing cash, cash equivalents, and short-term and long-term investments, as well as cash flows expected to be generated by our operations, will be sufficient to support our working capital and capital expenditure requirements, convertible senior notes repayment requirements, acquisitions and strategic investments we may make from time to time, and repurchases of our common stock under our existing or any future stock repurchase program, for the next 12 months and beyond. Our future capital requirements will depend on many factors, including our revenue growth rate, expenditures related to our headcount growth, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, our existing commitments to our third-party cloud providers, expenses associated with our international expansion, the introduction of platform enhancements, the continuing market adoption of our platform, and the volume and timing of our stock repurchases. We may continue to enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may, as a result of those arrangements or the general expansion of our business, be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 959,764	$ 848,122	$ 545,639
Net cash provided by (used in) investing activities	$ 190,646	$ 832,258	$ (597,885)
Net cash used in financing activities	$ (226,523)	$ (854,103)	$ (92,624)

Operating Activities

Net cash provided by operating activities mainly consists of our net loss adjusted for certain non-cash items, primarily consisting of (i) stock-based compensation, net of amounts capitalized, (ii) depreciation and amortization of property and equipment and amortization of acquired intangible assets, (iii) amortization of deferred commissions, (iv) amortization of operating lease right-of-use assets, (v) net amortization (accretion) of premiums (discounts) on investments, (vi) net realized and unrealized gains and losses on strategic investments in equity securities, and (vii) deferred income tax benefit or expense, and changes in operating assets and liabilities during each period.

For the fiscal year ended January 31, 2025, net cash provided by operating activities was $959.8 million, consisting of our net loss of $1.3 billion, adjusted for non-cash charges of $1.8 billion, and net cash inflows of $443.6 million provided by changes in our operating assets and liabilities, net of the effects of business combinations. The main drivers of the changes in operating assets and liabilities during fiscal 2025 were (i) a $382.8 million increase in deferred revenue due to invoicing for prepaid capacity agreements outpacing revenue recognition, (ii) a $108.9 million increase in accounts payable due to timing of invoices and payments, (iii) a $70.9 million increase in accrued expenses and other liabilities primarily due to the timing of accruals and payments, and (iv) a $29.9 million decrease in prepaid expenses and other assets primarily driven by a decrease in prepaid third-party cloud infrastructure expenses, partially offset by (a) a $101.6 million increase in deferred commissions earned upon the origination of customer contracts, and (b) a $47.7 million decrease in operating lease liabilities due to payments related to our operating lease obligations.

For the fiscal year ended January 31, 2024, net cash provided by operating activities was $848.1 million, consisting of our net loss of $838.0 million, adjusted for non-cash charges of $1.3 billion, and net cash inflows of $390.7 million provided by changes in our operating assets and liabilities, net of the effects of business combinations.

Net cash provided by operating activities increased $111.6 million for the fiscal year ended January 31, 2025, compared to the fiscal year ended January 31, 2024, primarily due to an increase in cash collected from customers resulting from increased sales. This was partially offset by increased expenditures due to an increase in headcount and growth in our business. We expect to continue to generate positive net cash flows from operating activities for fiscal 2026.

Investing Activities

Net cash provided by investing activities for the fiscal year ended January 31, 2025 was $190.6 million, primarily driven by proceeds of $297.4 million from net sales, maturities and redemptions of investments. The increase is partially offset by (i) $46.3 million in purchases of property and equipment to support our office facilities, (ii) an aggregate of $30.3 million in cash paid for Datavolo and other business combinations, net of cash and cash equivalents acquired, and (iii) $29.4 million in capitalized internal-use software development costs.

Net cash provided by investing activities for the fiscal year ended January 31, 2024 was $832.3 million, primarily driven by proceeds of $1.2 billion from net sales, maturities and redemptions of investments, partially offset by an aggregate of $275.7 million in cash paid for the Neeva, Mountain, LeapYear and other business combinations, net of cash, cash equivalents, and restricted cash acquired, and, to a lesser extent, purchases of property and equipment to support our office facilities, capitalized internal-use software development costs, and purchases of intangible assets.

Financing Activities

Net cash used in financing activities for the fiscal year ended January 31, 2025 was $226.5 million, primarily driven by (i) $1.9 billion in repurchases of our common stock under our authorized stock repurchase program, (ii) $489.1 million in taxes paid related to net share settlement of equity awards, and (iii) $195.5 million in purchases of the Capped Calls, partially offset by (a) proceeds of approximately $2.27 billion from the issuance of the Notes, net of $31.2 million in cash paid for issuance costs, and (b) proceeds of $121.9 million from the issuance of equity securities under our equity incentive plans.

Net cash used in financing activities for the fiscal year ended January 31, 2024 was $854.1 million, primarily as a result of $591.7 million in repurchases of our common stock under our authorized stock repurchase program and $380.8 million in taxes paid related to net share settlement of equity awards, partially offset by proceeds of $118.4 million from the issuance of equity securities under our equity incentive plans.

Critical Accounting Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty and actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

The significant accounting policies and methods used in the preparation of our consolidated financial statements are discussed in Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the accounting policy and estimate described below involves a substantial degree of judgment and complexity and therefore is the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Many of our contracts with customers include multiple performance obligations. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. We consider our evaluation of SSP to be a critical accounting estimate. An observable SSP is established based on the price at which a service is sold separately. If an SSP is not observable through past transactions, we estimate it by maximizing the use of observable inputs, including the overall pricing strategy, market data, internally approved pricing guidelines related to the performance obligations, and other observable inputs. As our business and offerings evolve over time, modifications to our pricing and discounting methodologies, changes in the scope and nature of our offerings, and/or changes in customer segmentation may result in a lack of consistency, making it difficult to establish and/or maintain SSP. Changes in SSP could result in different and unanticipated allocations of revenue in contracts with multiple performance obligations. These factors, among others, may adversely impact the amount of revenue and gross margin we report in a given period.

Recent Accounting Pronouncements

See Note 2, "Basis of Presentation and Summary of Significant Accounting Policies," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of January 31, 2025, we had $5.3 billion of cash, cash equivalents, and short-term and long-term investments in a variety of securities, including money market funds, corporate notes and bonds, U.S. government and agency securities, commercial paper, certificates of deposit, and time deposits. Our cash, cash equivalents, and short-term and long-term investments are held for working capital, capital expenditure, and general corporate purposes, including repurchases of our common stock under our stock repurchase program as well as acquisitions and strategic investments we may make from time to time. We do not enter into investments for trading or speculative purposes. A hypothetical 100 basis point increase or decrease in interest rates would have resulted in a decrease or increase of $15.3 million in the market value of our cash equivalents, and short-term and long-term investments as of January 31, 2025.

As of January 31, 2024, we had $4.8 billion of cash, cash equivalents, and short-term and long-term investments, and a hypothetical 100 basis point increase or decrease in interest rates would have resulted in a decrease or increase of $17.6 million in the market value.

In September 2024, we issued an aggregate principal amount of $2.3 billion of the Notes. Neither the 2027 Notes nor the 2029 Notes bear regular interest, and the principal amount of the Notes will not accrete. We may elect or be required to pay special interest on the Notes under certain circumstances in accordance with the terms of the applicable Indenture. Accordingly, we do not have economic interest rate exposure on the Notes. However, the fair value of each series of the Notes fluctuates when interest rates or market prices of our common stock change. We record the Notes at amortized cost on the consolidated balance sheets, and we present the fair value of each series of the Notes for disclosure purpose only. In connection with the Notes offering, we entered into the Capped Calls for a cost of $195.5 million. The Capped Calls are generally expected to reduce the potential dilution to our common stock upon any conversion of the relevant series of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes of such series, with such reduction and/or offset subject to a cap. See Note 10, "Convertible Senior Notes," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of our foreign subsidiaries is primarily the U.S. dollar. The majority of our sales are currently denominated in U.S. dollars, although we also have sales in Euros and, to a lesser extent, in British pounds, Australian dollars, Canadian dollars, and Brazilian reals. Therefore our revenue is not currently subject to significant foreign currency risk, but that will likely change in the future as we increase sales in these international currencies and enable sales in additional currencies. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which is primarily in the United States, and to a lesser extent, in Europe, the Asia-Pacific region, and Canada. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

In order to manage our exposure to certain foreign currency exchange risks, we utilize foreign currency forward contracts to hedge primarily a portion of our net outstanding monetary assets and liabilities positions and certain intercompany balances denominated in currencies other than the U.S. dollar. From time to time, we may also enter into foreign currency forward contracts, which we designate as cash flow hedges, to manage the volatility in cash flows associated with certain forecasted capital expenditures and a portion of our forecasted operating expenses denominated in certain currencies other than the U.S. dollar. All of our foreign currency forward contracts mature within twelve months. These forward contracts reduced, but did not entirely eliminate, the impact of adverse currency exchange rate movements. We did not enter into these forward contracts for trading or speculative purposes.

A hypothetical 10% increase or decrease in foreign currency exchange rates would have resulted in a theoretical increase or decrease in operating loss of approximately $39 million, $25 million, and $32 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. This sensitivity analysis assumes that all foreign currencies move in the same direction at the same time in the absence of hedging activities. In addition, a strengthening of the U.S. dollar makes our platform more expensive for international customers, which may slow down consumption.

Other Market Risk

Our strategic investments consist primarily of (i) non-marketable equity securities recorded at cost minus impairment, if any, and adjusted for observable transactions for the same or similar investments of the same issuer (referred to as the Measurement Alternative), and (ii) marketable equity securities. These strategic investments are subject to a wide variety of market-related risks, including volatility in the public and private markets, that could substantially reduce or increase the carrying value of our investments, causing our financial results to fluctuate. Strategic investments are subject to periodic impairment analyses, which involves an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology, and the rate at which the investee is using its cash.

The following table presents our strategic investments by type (in thousands):

	January 31, 2025	January 31, 2024
Equity securities:		
Non-marketable equity securities under Measurement Alternative	$ 281,158	$ 190,238
Non-marketable equity securities under equity method	5,491	5,307
Marketable equity securities	13,833	37,320
Debt securities:		
Non-marketable debt securities	750	1,500
Total strategic investments—included in other assets	$ 301,232	$ 234,365

See Note 5, "Fair Value Measurements," to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

We plan to continue these types of strategic investments as part of our corporate development program. We anticipate additional volatility to our consolidated statements of operations as a result of changes in market prices, changes resulting from observable transactions for the same or similar investments of the same issuer, and impairments to our strategic investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Snowflake Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Snowflake Inc. and its subsidiaries (the "Company") as of January 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Capacity Arrangements

As described in Note 2 to the consolidated financial statements, the Company delivers its platform over the internet as a service. The Company's customers consume the platform typically under capacity arrangements, in which customers commit to a certain amount of consumption at specified prices. Management recognizes revenue as customers consume compute, storage, and data transfer resources. The Company's total revenue for the year ended January 31, 2025 was $3.6 billion, of which a significant portion is recognized under capacity arrangements.

The principal considerations for our determination that performing procedures relating to revenue recognition - capacity arrangements is a critical audit matter are the significant audit effort in performing procedures and evaluating audit evidence related to revenue recognized under capacity arrangements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over revenue transactions recognized under capacity arrangements. These procedures also included, among others, evaluating, on a test basis, revenue recognized under capacity arrangements by obtaining and inspecting invoices, customer order forms, cash receipts from customers, usage confirmations from customers, and usage records.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 21, 2025

We have served as the Company's auditor since 2019.

SNOWFLAKE INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	January 31, 2025	January 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 2,628,798	$ 1,762,749
Short-term investments	2,008,873	2,083,499
Accounts receivable, net	922,805	926,902
Deferred commissions, current	97,662	86,096
Prepaid expenses and other current assets	211,234	180,018
Total current assets	5,869,372	5,039,264
Long-term investments	656,476	916,307
Property and equipment, net	296,393	247,464
Operating lease right-of-use assets	359,439	252,128
Goodwill	1,056,559	975,906
Intangible assets, net	278,028	331,411
Deferred commissions, non-current	183,967	187,093
Other assets	333,704	273,810
Total assets	$ 9,033,938	$ 8,223,383
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 169,767	$ 51,721
Accrued expenses and other current liabilities	515,454	446,860
Operating lease liabilities, current	35,923	33,944
Deferred revenue, current	2,580,039	2,198,705
Total current liabilities	3,301,183	2,731,230
Convertible senior notes, net	2,271,529	—
Operating lease liabilities, non-current	377,818	254,037
Deferred revenue, non-current	15,501	14,402
Other liabilities	61,264	33,120
Total liabilities	6,027,295	3,032,789
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock; $0.0001 par value per share; 200,000 shares authorized, zero shares issued and outstanding as of each January 31, 2025 and 2024	—	—
Common stock; $0.0001 par value per share; 2,500,000 Class A shares authorized; 334,301 and 334,453 shares issued as of January 31, 2025 and 2024, respectively[1]; 333,865 and 333,961 shares outstanding as of January 31, 2025 and 2024, respectively[1]; 185,461 Class B shares authorized, zero shares issued and outstanding as of each January 31, 2025 and 2024	34	34
Treasury stock, at cost; 436 shares and 492 shares held as of January 31, 2025 and 2024, respectively[1]	(59,505)	(67,140)
Additional paid-in capital	10,355,211	9,331,238
Accumulated other comprehensive loss	(2,236)	(8,220)
Accumulated deficit	(7,293,575)	(4,075,604)
Total Snowflake Inc. stockholders' equity	2,999,929	5,180,308
Noncontrolling interest	6,714	10,286
Total stockholders' equity	3,006,643	5,190,594
Total liabilities and stockholders' equity	$ 9,033,938	$ 8,223,383

---

[1] In connection with a business combination completed on December 20, 2023, the Company issued approximately 0.2 million shares of its Class A common stock to one of its wholly-owned subsidiaries, in exchange for a noncontrolling equity interest in the acquired company that was held by the subsidiary prior to this business combination. These shares were treated as treasury stock for accounting purposes as of January 31, 2024, and were subsequently transferred to the Company and retired during the fiscal year ended January 31, 2025. These shares are not reflected in the Company's consolidated balance sheets. See Note 7, "Business Combinations," and Note 12, "Equity," for further details.

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year Ended January 31,		
	2025	2024	2023
Revenue	$ 3,626,396	$ 2,806,489	$ 2,065,659
Cost of revenue	1,214,673	898,558	717,540
Gross profit	2,411,723	1,907,931	1,348,119
Operating expenses:			
Sales and marketing	1,672,092	1,391,747	1,106,507
Research and development	1,783,379	1,287,949	788,058
General and administrative	412,262	323,008	295,821
Total operating expenses	3,867,733	3,002,704	2,190,386
Operating loss	(1,456,010)	(1,094,773)	(842,267)
Interest income	209,009	200,663	73,839
Interest expense	(2,759)	—	—
Other income (expense), net	(35,339)	44,887	(47,565)
Loss before income taxes	(1,285,099)	(849,223)	(815,993)
Provision for (benefit from) income taxes	4,113	(11,233)	(18,467)
Net loss	(1,289,212)	(837,990)	(797,526)
Less: net loss attributable to noncontrolling interest	(3,572)	(1,893)	(821)
Net loss attributable to Snowflake Inc.	$ (1,285,640)	$ (836,097)	$ (796,705)
Net loss per share attributable to Snowflake Inc. Class A common stockholders—basic and diluted	$ (3.86)	$ (2.55)	$ (2.50)
Weighted-average shares used in computing net loss per share attributable to Snowflake Inc. Class A common stockholders—basic and diluted	332,707	328,001	318,730

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended January 31,		
	2025	2024	2023
Net loss	$ (1,289,212)	$ (837,990)	$ (797,526)
Other comprehensive income (loss):			
Net change in unrealized gains or losses on available-for-sale debt securities	5,982	30,760	(20,619)
Other	2	(708)	(1,367)
Total other comprehensive income (loss)	5,984	30,052	(21,986)
Comprehensive loss	(1,283,228)	(807,938)	(819,512)
Less: comprehensive loss attributable to noncontrolling interest	(3,572)	(1,893)	(821)
Comprehensive loss attributable to Snowflake Inc.	$ (1,279,656)	$ (806,045)	$ (818,691)

See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share data)

	Class A Common Stock[1] Shares	Amount	Treasury Stock[1] Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Snowflake Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
BALANCE—January 31, 2022	312,377	$ 31	—	$ —	$ 6,984,669	$ (16,286)	$ (1,919,369)	$ 5,049,045	$ —	$ 5,049,045
Issuance of common stock upon exercise of stock options	6,118	1	—	—	39,742	—	—	39,743	—	39,743
Issuance of common stock under employee stock purchase plan	286	—	—	—	40,931	—	—	40,931	—	40,931
Issuance of common stock in connection with a business combination	1,916	—	—	—	438,916	—	—	438,916	—	438,916
Issuance of common stock in connection with a business combination subject to future vesting	409	—	—	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	244	—	—	244	—	244
Vesting of restricted stock units	3,348	—	—	—	—	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	(1,149)	—	—	—	(184,702)	—	—	(184,702)	—	(184,702)
Stock-based compensation	—	—	—	—	890,950	—	—	890,950	—	890,950
Capital contributions from noncontrolling interest holders	—	—	—	—	—	—	—	—	13,000	13,000
Other comprehensive loss	—	—	—	—	—	(21,986)	—	(21,986)	—	(21,986)
Net loss	—	—	—	—	—	—	(796,705)	(796,705)	(821)	(797,526)
BALANCE—January 31, 2023	323,305	32	—	—	8,210,750	(38,272)	(2,716,074)	5,456,436	12,179	5,468,615
Issuance of common stock upon exercise of stock options	8,355	1	—	—	57,162	—	—	57,163	—	57,163
Issuance of common stock under employee stock purchase plan	516	—	—	—	61,234	—	—	61,234	—	61,234
Issuance of common stock in connection with a business combination[1]	896	—	—	—	174,284	—	—	174,284	—	174,284
Issuance of common stock in connection with a business combination subject to future vesting	385	—	—	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	163	—	—	163	—	163
Vesting of restricted stock units	6,804	1	—	—	(1)	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	(2,296)	—	—	—	(387,596)	—	—	(387,596)	—	(387,596)
Repurchases of common stock as treasury stock	—	—	(500)	(68,299)	—	—	—	(68,299)	—	(68,299)
Repurchases and retirement of common stock, including transaction costs	(3,512)	—	—	—	—	—	(523,433)	(523,433)	—	(523,433)
Reissuance of treasury stock upon settlement of equity awards	—	—	8	1,159	(1,132)	—	—	27	—	27
Stock-based compensation	—	—	—	—	1,216,374	—	—	1,216,374	—	1,216,374
Other comprehensive income	—	—	—	—	—	30,052	—	30,052	—	30,052
Net loss	—	—	—	—	—	—	(836,097)	(836,097)	(1,893)	(837,990)
BALANCE—January 31, 2024	334,453	34	(492)	(67,140)	9,331,238	(8,220)	(4,075,604)	5,180,308	10,286	5,190,594
Issuance of common stock upon exercise of stock options	6,593	—	—	—	44,697	—	—	44,697	—	44,697
Issuance of common stock under employee stock purchase plan	660	—	—	—	77,053	—	—	77,053	—	77,053
Issuance of common stock in connection with business combinations	513	—	—	—	87,706	—	—	87,706	—	87,706
Issuance of common stock in connection with business combinations subject to future vesting	445	—	—	—	—	—	—	—	—	—
Cancellation of common stock issued in connection with business combinations[1]	(76)	—	—	—	(67)	—	—	(67)	—	(67)
Vesting of restricted stock units	9,859	2	—	—	(2)	—	—	—	—	—
Shares withheld related to net share settlement of equity awards	(3,381)	—	—	—	(489,555)	—	—	(489,555)	—	(489,555)
Repurchases and retirement of common stock, including transaction costs	(14,765)	(2)	—	—	—	—	(1,932,331)	(1,932,333)	—	(1,932,333)
Reissuance of treasury stock upon settlement of equity awards	—	—	56	7,635	(7,493)	—	—	142	—	142
Purchases of capped calls related to convertible senior notes	—	—	—	—	(195,500)	—	—	(195,500)	—	(195,500)
Stock-based compensation	—	—	—	—	1,507,134	—	—	1,507,134	—	1,507,134
Other comprehensive income	—	—	—	—	—	5,984	—	5,984	—	5,984
Net loss	—	—	—	—	—	—	(1,285,640)	(1,285,640)	(3,572)	(1,289,212)
BALANCE—January 31, 2025	334,301	$ 34	(436)	$ (59,505)	10,355,211	$ (2,236)	$ (7,293,575)	$ 2,999,929	$ 6,714	$ 3,006,643

See accompanying notes to consolidated financial statements.

---

[1] In connection with a business combination completed on December 20, 2023, the Company issued approximately 0.2 million shares of its Class A common stock to one of its wholly-owned subsidiaries, in exchange for a noncontrolling equity interest in the acquired company that was held by the subsidiary prior to this business combination. These shares were treated as treasury stock for accounting purposes as of January 31, 2024, and were subsequently transferred to the Company and retired during the fiscal year ended January 31, 2025. These shares are not reflected in the Company's consolidated statements of stockholders' equity. See Note 7, "Business Combinations," and Note 12, "Equity," for further details.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (1,289,212)	$ (837,990)	$ (797,526)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	182,508	119,903	63,535
Non-cash operating lease costs	59,943	52,892	46,240
Amortization of deferred commissions	93,128	74,787	57,445
Stock-based compensation, net of amounts capitalized	1,479,314	1,168,015	861,533
Net amortization (accretion) of premiums (discounts) on investments	(43,434)	(61,525)	3,497
Net realized and unrealized losses (gains) on strategic investments in equity securities	31,420	(46,809)	46,435
Amortization of debt issuance costs	2,759	—	—
Deferred income tax	(7,671)	(26,762)	(26,664)
Other	7,420	14,895	1,618
Changes in operating assets and liabilities, net of effects of business combinations:			
Accounts receivable	536	(212,083)	(166,965)
Deferred commissions	(101,569)	(134,787)	(95,107)
Prepaid expenses and other assets	29,850	59,795	(2,904)
Accounts payable	108,852	19,212	8,024
Accrued expenses and other liabilities	70,876	171,048	74,519
Operating lease liabilities	(47,711)	(40,498)	(42,342)
Deferred revenue	382,755	528,029	514,301
Net cash provided by operating activities	959,764	848,122	545,639
Cash flows from investing activities:			
Purchases of property and equipment	(46,279)	(35,086)	(25,128)
Capitalized internal-use software development costs	(29,433)	(34,133)	(24,012)
Cash paid for business combinations, net of cash, cash equivalents, and restricted cash acquired	(30,305)	(275,706)	(362,609)
Purchases of intangible assets	—	(28,744)	(700)
Purchases of investments	(2,569,243)	(2,476,206)	(3,901,321)
Sales of investments	64,573	11,266	58,813
Maturities and redemptions of investments	2,802,082	3,670,867	3,657,072
Settlement of cash flow hedges	(749)	—	—
Net cash provided by (used in) investing activities	190,646	832,258	(597,885)
Cash flows from financing activities:			
Proceeds from exercise of stock options	44,886	57,194	39,893
Proceeds from issuance of common stock under employee stock purchase plan	77,053	61,234	40,931
Taxes paid related to net share settlement of equity awards	(489,149)	(380,799)	(184,648)
Repurchases of common stock	(1,932,333)	(591,732)	—

	Fiscal Year Ended January 31,		
	2025	**2024**	**2023**
Payments of deferred purchase consideration for business combinations	(250)	—	(1,800)
Gross proceeds from issuance of convertible senior notes	2,300,000	—	—
Cash paid for issuance costs on convertible senior notes	(31,230)	—	—
Purchases of capped calls related to convertible senior notes	(195,500)	—	—
Capital contributions from noncontrolling interest holders	—	—	13,000
Net cash used in financing activities	(226,523)	(854,103)	(92,624)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(6,186)	(2,031)	(933)
Net increase (decrease) in cash, cash equivalents, and restricted cash	917,701	824,246	(145,803)
Cash, cash equivalents, and restricted cash—beginning of period	1,780,977	956,731	1,102,534
Cash, cash equivalents, and restricted cash—end of period	$ 2,698,678	$ 1,780,977	$ 956,731
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 15,675	$ 12,452	$ 6,550
Supplemental disclosures of non-cash investing and financing activities			
Property and equipment included in accounts payable and accrued expenses	$ 36,061	$ 17,463	$ 6,317
Stock-based compensation included in capitalized internal-use software development costs	$ 38,493	$ 48,181	$ 28,467
Issuance of common stock in connection with business combinations	$ 87,706	$ 174,284	$ 438,916
Unpaid taxes related to net share settlement of equity awards included in accrued expenses and other current liabilities	$ 7,273	$ 6,850	$ 53
Reconciliation of cash, cash equivalents, and restricted cash:			
Cash and cash equivalents	$ 2,628,798	$ 1,762,749	$ 939,902
Restricted cash—included in other assets and prepaid expenses and other current assets	69,880	18,228	16,829
Total cash, cash equivalents, and restricted cash	$ 2,698,678	$ 1,780,977	$ 956,731

See accompanying notes to consolidated financial statements.

1. Organization and Description of Business

Snowflake Inc. (Snowflake or the Company) provides a cloud-based data platform, which enables customers to consolidate data into a single source of truth to drive meaningful insights, apply artificial intelligence (AI) to solve business problems, build data applications, and share data and data products. The Company provides its platform through a customer-centric, consumption-based business model, only charging customers for the resources they use. Through its platform, the Company delivers the AI Data Cloud, a network where Snowflake customers, partners, developers, data providers, and data consumers can break down data silos and derive value from a growing number of data sets in secure, governed, and compliant ways. Snowflake was incorporated in the state of Delaware on July 23, 2012.

2. Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on January 31. For example, references to fiscal 2025 refer to the fiscal year ended January 31, 2025.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

The consolidated financial statements include the accounts of Snowflake Inc., its wholly-owned subsidiaries, and a majority-owned subsidiary in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated in consolidation. The Company records noncontrolling interest in its consolidated financial statements to recognize the minority ownership interest in its majority-owned subsidiary. Profits and losses of the majority-owned subsidiary are attributed to controlling and noncontrolling interests using the hypothetical liquidation at book value method.

Segment Information

The Company has a single operating and reportable segment. The Company's chief operating decision maker (CODM) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis, including, but not limited to, the Company's consolidated net loss, for purposes of making operating decisions, assessing financial performance, and allocating resources.

The following table presents selected financial information with respect to the Company's single operating segment (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Revenue	$ 3,626,396	$ 2,806,489	$ 2,065,659
Cost of revenue and operating expenses:			
Cost of product revenue[1][2]	992,069	701,200	547,547
Cost of professional services and other revenue[2]	222,604	197,358	169,993
Sales and marketing[2]	1,672,092	1,391,747	1,106,507
Research and development[2]	1,783,379	1,287,949	788,058
General and administrative[2]	412,262	323,008	295,821
Interest income	(209,009)	(200,663)	(73,839)
Interest expense	2,759	—	—
Other (income) expense, net	35,339	(44,887)	47,565
Provision for (benefit from) income taxes	4,113	(11,233)	(18,467)
Net loss	$ (1,289,212)	$ (837,990)	$ (797,526)

_____

[1] For the fiscal years ended January 31, 2025, 2024, and 2023, respectively, approximately 65%, 67%, and 71% of cost of product revenue represented third-party cloud infrastructure expenses incurred in connection with the customers' use of the Snowflake platform and the deployment and maintenance of the platform on public clouds, including different regional deployments.

[2] For the fiscal years ended January 31, 2025, 2024, and 2023, respectively, approximately 37%, 38%, and 38% of the Company's total cost of revenue and operating expenses were comprised of personnel-related expenses, excluding stock-based compensation and associated payroll taxes. These expenses consist primarily of salaries, benefits, bonuses, sales commissions and draws paid to the Company's sales force and certain referral fees paid to third parties, including amortization of deferred commissions, and associated payroll taxes. They also include salaries, benefits and bonuses allocated as part of overhead costs. See Note 12, "Equity," for details regarding the Company's stock-based compensation.

The measure of segment assets is the total assets on the Company's consolidated balance sheets. See the Company's consolidated financial statements for other financial information regarding its operating segment.

For information regarding the Company's revenue by geographic area, see Note 3, "Revenue, Accounts Receivable, Deferred Revenue, and Remaining Performance Obligations."

The following table presents the Company's long-lived assets, comprising property and equipment, net and operating lease right-of-use assets, by geographic area (in thousands):

	January 31, 2025	January 31, 2024
United States	$ 536,885	$ 379,664
Other[1]	118,947	119,928
Total	$ 655,832	$ 499,592

_____

[1] No individual country outside of the United States accounted for more than 10% of the Company's long-lived assets as of January 31, 2025 and 2024.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, stand-alone selling prices (SSP) for each distinct performance obligation, internal-use software development costs, the expected period of benefit for deferred commissions, the fair value of intangible assets acquired in business combinations, the useful lives of long-lived assets, the carrying value of operating lease right-of-use assets, stock-based compensation, accounting for income taxes, and the fair value of investments in marketable and non-marketable securities.

The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. These estimates are assessed on a regular basis; however, actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, investments in marketable securities, restricted cash, accounts receivable, and foreign currency forward contracts. The Company maintains its cash, cash equivalents, investments in marketable securities, restricted cash and foreign currency forward contracts with high-quality financial institutions that have investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers up to the amounts recorded on the consolidated balance sheets. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial conditions. The Company generally does not require collateral from its customers. For information regarding the Company's significant customers, see Note 3, "Revenue, Accounts Receivable, Deferred Revenue, and Remaining Performance Obligations."

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company's foreign subsidiaries is primarily the U.S. dollar.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in other income (expense), net in the consolidated statements of operations, and have not been material for any of the periods presented.

For those subsidiaries with non-U.S. dollar functional currencies, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Revenue and expenses are translated at the average exchange rates during the period. Equity transactions are translated using historical exchange rates. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit).

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (ASC 606) for all periods presented.

The Company delivers its platform over the internet as a service. Customers choose to consume the platform under either capacity arrangements, in which customers commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which the Company charges for use of the platform monthly in arrears. Under capacity arrangements, from which a majority of revenue is derived, the Company typically bills its customers annually in advance of their consumption. Revenue from on-demand arrangements typically relates to customers with lower usage levels or overage consumption beyond a customer's contracted usage amount under a capacity contract or following the expiration of a customer's capacity contract. Revenue from on-demand arrangements represented approximately 2%, 3%, and 2% of the Company's revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. The Company recognizes revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. Deployment fees are recognized ratably over the contract term.

Customers do not have the contractual right to take possession of the Company's platform. Pricing for the platform includes embedded support services, data backup and disaster recovery services, as well as future updates, when and if available, offered during the contract term.

Customer contracts for capacity typically have a term of one to four years. To the extent customers enter into such contracts and either consume the platform in excess of their capacity commitments or continue to use the platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity.

Customer contracts are generally non-cancelable during the contract term, although customers can terminate for breach if the Company materially fails to perform. For those customers who do not have a capacity arrangement, the Company's on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or the Company.

For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer's data stored in the platform. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.

The Company's revenue also includes professional services and other revenue, which consists primarily of consulting, technical solution services, and training related to the platform. Professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists primarily of fees from customer training delivered on-site or through publicly available classes.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

1) Identify the contract with a customer. The Company considers the terms and conditions of the contracts and the Company's customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party's rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. Customers are allowed to select compute, storage, and data transfer resources separately, at their discretion. Consequently, the Company treats the consumption of its platform for compute, storage, and data transfer resources as separate and distinct performance obligations. The Company treats its virtual private deployments for customers, professional services, technical solution services, and training each as a separate and distinct performance obligation. Some customers have negotiated an option to purchase additional capacity at a stated discount. These options generally do not provide a material right as they are priced at the Company's SSP, as described below, as the stated discounts are not incremental to the range of discounts typically given.

3) Determine the transaction price. The transaction price is determined based on the consideration the Company expects to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Variable consideration is estimated based on expected value, primarily relying on the Company's history. In certain situations, the Company may also use the most likely amount as the basis of its estimate. None of the Company's contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

4) Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative SSP basis. The determination of a relative SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on an observable standalone selling price when it is available, as well as other factors, including the overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the services being sold, the volume of capacity commitments, and other factors. The observable standalone selling price is established based on the price at which products and services are sold separately. If an SSP is not observable through past transactions, the Company estimates it using available information including, but not limited to, market data and other observable inputs.

5) Recognize revenue when or as the Company satisfies a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company determined an output method for capacity arrangements to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred. Virtual private deployment fees are recognized ratably over the term of the deployment as the deployment service represents a stand-ready performance obligation provided throughout the deployment term.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, information technology (IT) and general recruiting related expenses and other expenses, such as software and subscription services.

Cost of Revenue

Cost of revenue consists primarily of (i) third-party cloud infrastructure expenses incurred in connection with the customers' use of the Snowflake platform and the deployment and maintenance of the platform on public clouds, including different regional deployments, and (ii) personnel-related costs associated with the Company's customer support team, engineering team that is responsible for maintaining the Company's service availability and security of its platform, and professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation. Cost of revenue also includes amortization of capitalized internal-use software development costs, amortization of acquired intangible assets, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by the Company's customer support team and engineering team responsible for maintaining the Company's service, and allocated overhead.

Research and Development Costs

Research and development costs are expensed as incurred, unless they qualify as capitalized internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses associated with the Company's research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred primarily in developing the Company's platform, amortization of acquired intangible assets, software and subscription services dedicated for use by the Company's research and development organization, and allocated overhead.

Advertising Costs

Advertising costs, excluding expenses associated with the Company's user conferences, are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations. These costs were $104.5 million, $85.3 million, and $68.2 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company's financial condition and operating results.

Stock-Based Compensation

The Company's equity awards include stock options, restricted stock unit awards (RSUs), restricted common stock granted to employees, non-employee directors, and other service providers, and stock purchase rights granted under the Employee Stock Purchase Plan (ESPP Rights) to employees. Equity awards are reviewed in determining whether such awards are equity-classified or liability-classified.

Stock-based compensation related to equity-classified awards is measured based on the estimated fair value of the awards on the date of grant and generally recognized on a straight-line basis over the requisite service period. The fair value of each stock option granted and ESPP Rights is estimated using the Black-Scholes option-pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over an expected term, actual and projected employee stock option exercise behaviors, the risk-free interest rate for an expected term, and expected dividends. The fair value of each RSU is based on the fair value of the Company's common stock on the date of grant. For equity-classified awards with both service-based and performance-based vesting conditions, the stock-based compensation is recognized using an accelerated attribution method over the requisite service period, based on the Company's periodic assessment of the probability that the performance condition will be achieved.

Certain RSUs with both service-based and performance-based vesting conditions are liability-classified, as the monetary value of the obligation under each potential outcome of the performance condition is predominantly based on a fixed monetary amount known at inception and will be settled in a variable number of the Company's common stock. The fair value of these awards is estimated using the Monte Carlo simulation model, which requires the use of various assumptions, including the expected stock price volatility and risk-free interest rate. These awards are subsequently remeasured to the fair value at each reporting date until the number of these awards eligible to vest is fixed, at which time these awards will be reclassified to equity. Stock-based compensation associated with these awards is recognized based on the probable outcome of the performance condition, using an accelerated attribution method over the requisite service period, with a cumulative catch-up adjustment recognized for changes in the fair value estimated at each reporting date.

If an award contains a provision whereby vesting is accelerated upon a change in control, such a change in control is considered to be outside of the Company's control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.

During the fiscal year ended January 31, 2023, the Company began funding withholding taxes due upon the vesting of employee RSUs in certain jurisdictions by net share settlement, rather than its previous approach of selling shares of the Company's common stock. The amount of withholding taxes related to net share settlement of employee RSUs is reflected as (i) a reduction to additional paid-in-capital, and (ii) cash outflows for financing activities when the payments are made. The shares withheld by the Company as a result of the net share settlement of RSUs are not considered issued and outstanding, and do not impact the calculation of basic net income (loss) per share attributable to Snowflake Inc. Class A common stockholders.

Net Loss Per Share Attributable to Snowflake Inc. Class A Common Stockholders

Basic and diluted net loss per share attributable to Snowflake Inc. Class A common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers unvested common stock to be participating securities, as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is declared on common stock.

Basic net loss per share attributable to Snowflake Inc. Class A common stockholders is computed by dividing net loss attributable to Snowflake Inc. Class A common stockholders by the weighted-average number of shares of Snowflake Inc. Class A common stock outstanding during the period, which excludes treasury stock. Diluted net loss per share attributable to Snowflake Inc. Class A common stockholders is computed by giving effect to all potentially dilutive Snowflake Inc. Class A common stock equivalents to the extent they are dilutive. For purposes of this calculation, stock options, RSUs, restricted common stock, ESPP Rights, early exercised stock options, and shares underlying the conversion option in the convertible senior notes are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to Snowflake Inc. Class A common stockholders as their effect is anti-dilutive for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of (i) cash held in a trust that is restricted for use in meeting the Company's general obligations and (ii) collateralized letters of credit established in connection with lease agreements for the Company's facilities. Restricted cash is classified within prepaid expenses and other current assets or other assets on the consolidated balance sheets, typically based on the remaining term of the restriction.

Investments

The Company's investments in marketable debt securities have been classified and accounted for as available-for-sale and are recorded at estimated fair value. The Company classifies its marketable debt securities as either short-term or long-term at each balance sheet date based on each instrument's underlying contractual maturity date. Short-term investments are investments with original maturities of less than one year when purchased. Purchase premiums and discounts are amortized or accreted using the effective interest method over the life of the related security and such amortization and accretion are included in interest income in the consolidated statements of operations.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria is met, the Company further assesses whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Credit-related unrealized losses are recognized as an allowance on the consolidated balance sheets with a corresponding charge in the other income (expense), net in the consolidated statements of operations. Non-credit related unrealized losses and unrealized gains on available-for-sale debt securities are included in accumulated other comprehensive income (loss).

Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Strategic Investments

The Company's strategic investments consist of non-marketable equity and debt securities in privately-held companies and marketable equity securities in publicly-traded companies, in which the Company does not have a controlling interest or significant influence. Strategic investments are included in other assets on the consolidated balance sheets.

Non-marketable equity securities are recorded at cost and adjusted for observable transactions for the same or similar investments of the same issuer (referred to as the Measurement Alternative) or impairment. For these investments, the Company recognizes remeasurement adjustments, including upward and downward adjustments, and impairments, if any, in other income (expense), net in the consolidated statements of operations. Valuations of privately-held securities are inherently complex due to the lack of readily available market data and require the use of judgment. For example, determining whether an orderly transaction is for an identical or similar investment requires judgment based on the rights and obligations that are attached to the securities. In determining the estimated fair value of these investments, the Company uses the most recent data available to the Company.

Marketable equity securities are measured at fair value with changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

Non-marketable debt securities are classified as available-for-sale and are recorded at their estimated fair value with changes in fair value recorded through accumulated other comprehensive income (loss).

Strategic investments are subject to periodic impairment analysis, which would involve an assessment of both qualitative and quantitative factors, including the investee's financial metrics, market acceptance of the investee's product or technology, and the rate at which the investee is using its cash. If the investment is considered impaired, the Company recognizes an impairment through other income (expense), net in the consolidated statements of operations and establishes a new carrying value for the investment.

Fair Value of Financial Instruments

The Company's primary financial instruments include cash equivalents, investments in marketable securities, strategic investments, restricted cash, accounts receivable, derivative assets and liabilities, accounts payable, accrued expenses, and convertible senior notes. The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. See Note 5, "Fair Value Measurements," and Note 10, "Convertible Senior Notes," for information regarding the fair value of the Company's cash equivalents and investments in marketable securities, strategic investments, and derivative assets and liabilities, as well as the fair value of the Company's convertible senior notes.

Derivative Financial Instruments

The Company's derivative financial instruments, which are carried at fair value on the consolidated balance sheets, consist of foreign currency forward contracts as described below:

Non-Designated Hedges—The Company utilizes foreign currency forward contracts to manage its exposure to certain foreign currency exchange risks primarily associated with (i) a portion of its net outstanding monetary assets and liabilities positions and (ii) certain intercompany balances denominated in currencies other than the U.S. dollar. These foreign currency forward contracts have maturities of twelve months or less and are not designated as hedging instruments (Non-Designated Hedges). As such, all changes in the fair value of these derivative instruments are recorded in other income (expense), net on the consolidated statements of operations, and are intended to offset the foreign currency transaction gains or losses associated with the underlying balances being hedged. Cash flows at settlement of such foreign currency forward contracts are classified as operating activities in the consolidated statement of cash flows.

Cash Flow Hedge—The Company also utilizes foreign currency forward contracts to manage the volatility in cash flows associated with (i) certain forecasted capital expenditures and (ii) a portion of its forecasted operating expenses denominated in certain currencies other than the U.S. dollar. These foreign currency forward contracts have a maturity of twelve months or less and are designated and qualify as cash flow hedges, and, in general, closely match the underlying hedged forecasted transactions in duration. The effectiveness of the cash flow hedges is assessed quantitatively using regression at inception and at each reporting date. The effective portion of these foreign currency forward contracts' gains and losses resulting from changes in fair value is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets, and subsequently reclassified into the same line items on the Company's consolidated statements of operations as the underlying hedged forecasted transactions in the same period that such transactions affect earnings. In the event the underlying forecasted transactions do not occur, or it becomes probable that they will not occur within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified immediately from accumulated other comprehensive income (loss) to net income (loss) in the Company's consolidated financial statements. Cash flows from such foreign currency forward contracts are classified in the same category on the Company's consolidated statements of cash flows as the cash flows from the underlying hedged forecasted transactions.

These derivative financial instruments did not have a material impact on the Company's consolidated financial statements for all periods presented.

Accounts Receivable, Net

Accounts receivable include billed and unbilled receivables, net of allowance for credit losses. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The allowance for credit losses is estimated based on the Company's assessment of the collectibility of accounts receivable by considering various factors, including the age of each outstanding invoice, the collection history of each customer, historical write-off experience, current economic conditions, and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregate basis when similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Capitalized Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs, primarily related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, which is three years, on a straight-line basis. Cost and accumulated amortization of fully amortized capitalized internal-use software development costs are removed from the Company's consolidated balance sheets when the related software is no longer in use. The amortization of capitalized costs related to the Company's platform applications is primarily included in cost of revenue in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, ranging from generally three to seven years. Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred. Cost and accumulated depreciation and amortization of fully depreciated property and equipment are removed from the Company's consolidated balance sheets when they are no longer in use.

Deferred Commissions

The Company capitalizes incremental costs of obtaining a contract with a customer if such costs are recoverable. Such costs consist primarily of (i) sales commissions earned upon the origination, expansion, or renewal of customer contracts by the Company's sales force, and the associated payroll taxes and fringe benefits, and (ii) certain referral fees earned by third parties (collectively, Commission Costs). Commission Costs for new customer or customer expansion contracts that are not commensurate with those for renewal contracts are capitalized and then amortized over a period of benefit determined to be five years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology, and other factors. Commission Costs for renewal contracts, as well as Commission Costs for new customer or customer expansion contracts that are commensurate with those for renewal contracts, are capitalized and then amortized over the respective weighted-average contractual term of the related contracts. Amounts expected to be amortized within one year of the balance sheet date are recorded as deferred commissions, current, and the remaining portion is recorded as deferred commissions, non-current, on the consolidated balance sheets. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations. In addition to the Commission Costs, the Company's sales force earns sales commissions based on the level of the customers' consumption of the Company's platform. These commissions are not considered incremental costs and are expensed in the same period as they are earned. Deferred commissions are periodically analyzed for impairment. There were no impairment losses relating to the deferred commissions for all periods presented.

Leases

The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Lease classification is determined at the lease commencement date. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets. The Company did not have any material finance leases for all periods presented.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. Variable lease payments are expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable. The Company uses an estimate of its incremental borrowing rate (IBR) based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. In determining the appropriate IBR, the Company considers various factors, including, but not limited to, its credit rating, the lease term, and the currency in which the arrangement is denominated. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not separate non-lease components from lease components for its facility asset portfolio. In addition, the Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

In addition, the Company subleases certain of its unoccupied facilities to third parties. The assessment of impairment of the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is performed upon triggering events, including but not limited to the execution of a sublease agreement. The Company recognizes sublease income on a straight-line basis over the sublease term. Sublease income is recorded as a reduction to the Company's operating lease costs.

Business Combinations

The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Estimates used in valuing certain intangible assets include, but are not limited to, time and resources required to recreate the assets acquired. These estimates are based on information obtained from the management of the acquired companies, the Company's assessment of the information, and historical experience. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period of up to one year from the acquisition date, the Company may record adjustments to the preliminary fair value of the assets acquired and liabilities assumed with a corresponding offset to goodwill for these business combinations.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

The Company's long-lived assets with finite lives consist primarily of property and equipment, capitalized internal-use software development software costs, operating lease right-of-use assets and acquired intangible assets.

Long-lived assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.

Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill for all periods presented.

Convertible Senior Notes

The Company accounts for each series of its convertible senior notes as a liability in its entirety, measured at amortized cost. Debt issuance costs incurred in connection with the issuance of the Company's convertible senior notes are reflected in the consolidated balance sheets as a direct deduction from the carrying amount of the outstanding convertible senior notes. These costs are amortized using the effective interest rate method over the terms of the convertible senior notes and are included within interest expense on the consolidated statements of operations.

In connection with the convertible senior notes offering, the Company entered into privately negotiated capped call transactions relating to each series of convertible senior notes with certain counterparties. The capped call transactions are generally expected to reduce the potential dilution to the Company's common stock upon any conversion of the relevant series of convertible senior notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted notes of such series, with such reduction and/or offset subject to a cap. See Note 10, "Convertible Senior Notes," for further details.

Deferred Revenue

The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company's contracts. Capacity arrangements are generally billed and paid in advance of satisfaction of performance obligations, and the Company's on-demand arrangements are billed in arrears generally on a monthly basis. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to consideration for capacity arrangements. Deferred revenue relating to the Company's capacity arrangements that have a contractual expiration date of less than 12 months are classified as current. For capacity arrangements that have a contractual expiration date of greater than 12 months, the Company apportions deferred revenue between current and non-current based upon an assumed ratable consumption of these capacity arrangements over the entire term of the arrangement, even though it does not recognize revenue ratably over the term of the contract as customers have flexibility in their consumption and revenue is generally recognized on consumption. In addition, in many cases, the Company's customer contracts also permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. As such, the current or non-current classification of deferred revenue may not reflect the actual timing of revenue recognition.

Recently Adopted Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit and loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. This guidance also requires disclosures of the title and position of the CODM, and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this guidance for its fiscal year ended January 31, 2025 on a retrospective basis. While the adoption had no impact on the Company's consolidated financial statements, it resulted in additional disclosures in the accompanying notes. See further details under the heading "Segment Information" in this Note 2, "Basis of Presentation and Summary of Significant Accounting Policies."

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires annual disclosure on disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This guidance is effective for the Company for its fiscal year beginning February 1, 2025 on a prospective basis. Early adoption and retrospective application are permitted. The Company is currently evaluating the impact of the adoption of this guidance on its disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires disclosure, on an annual and interim basis, of specified information about certain costs and expenses in the notes to financial statements. This guidance is effective for the Company for its fiscal year beginning February 1, 2027 and interim periods within its fiscal year beginning February 1, 2028 on either a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its disclosures.

3. Revenue, Accounts Receivable, Deferred Revenue, and Remaining Performance Obligations

Disaggregation of Revenue

Revenue consists of the following (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Product revenue	$ 3,462,422	$ 2,666,849	$ 1,938,783
Professional services and other revenue	163,974	139,640	126,876
Total	$ 3,626,396	$ 2,806,489	$ 2,065,659

Revenue by geographic area, based on the location of the Company's customers (or end-customers under reseller arrangements), was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Americas:			
United States	$ 2,761,664	$ 2,166,448	$ 1,633,843
Other Americas[1]	101,943	72,784	46,577
EMEA[1][2]	574,748	432,634	292,666
Asia-Pacific and Japan[1]	188,041	134,623	92,573
Total	$ 3,626,396	$ 2,806,489	$ 2,065,659

---

[1] No individual country in these areas represented more than 10% of the Company's revenue for all periods presented.
[2] Includes Europe, the Middle East and Africa.

Accounts Receivable, Net

As of January 31, 2025 and 2024, allowance for credit losses of $4.8 million and $2.5 million, respectively, was included in the Company's accounts receivable, net balance.

Significant Customers

For purposes of assessing the concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. As of January 31, 2025 and 2024, there were no customers that represented 10% or more of the Company's accounts receivable, net balance. Additionally, there were no customers that represented 10% or more of the Company's revenue for each of the fiscal years ended January 31, 2025, 2024, and 2023.

Deferred Revenue

The Company recognized $1.8 billion, $1.4 billion, and $974.3 million of revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively, from the deferred revenue balances as of January 31, 2024, 2023, and 2022, respectively.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent the amount of contracted future revenue that has not yet been recognized, including (i) deferred revenue and (ii) non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company's RPO excludes performance obligations from on-demand arrangements as there are no minimum purchase commitments associated with these arrangements, and certain time and materials contracts that are billed in arrears. Portions of RPO that are not yet invoiced and are denominated in foreign currencies are revalued into U.S. dollars each period based on the applicable period-end exchange rates.

As of January 31, 2025, the Company's RPO was $6.9 billion, of which the Company expects approximately 48% to be recognized as revenue in the twelve months ending January 31, 2026 based on historical customer consumption patterns. However, the amount and timing of revenue recognition are generally dependent upon customers' future consumption, which is inherently variable at customers' discretion and can extend beyond the original contract term in cases where customers are permitted to roll over unused capacity to future periods, generally on the purchase of additional capacity at renewal.

4. Cash Equivalents and Investments

The following is a summary of the Company's cash equivalents, short-term investments, and long-term investments on the consolidated balance sheets (in thousands):

	January 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
Money market funds	$ 1,741,089	$ —	$ —	$ 1,741,089
U.S. government securities	388,578	92	—	388,670
Time deposits	113,851	—	—	113,851
Corporate notes and bonds	4,466	—	—	4,466
Commercial paper	3,064	—	—	3,064
Total cash equivalents	2,251,048	92	—	2,251,140
Investments:				
Corporate notes and bonds	1,559,893	2,177	(1,520)	1,560,550
U.S. government and agency securities	609,937	528	(727)	609,738
Commercial paper	307,752	142	(38)	307,856
Certificates of deposit	187,112	97	(4)	187,205
Total investments	2,664,694	2,944	(2,289)	2,665,349
Total cash equivalents and investments	$ 4,915,742	$ 3,036	$ (2,289)	$ 4,916,489

	January 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
U.S. government securities	$ 742,235	$ 1	$ (2)	$ 742,234
Money market funds	533,211	—	—	533,211
Time deposits	56,263	—	—	56,263
Total cash equivalents	1,331,709	1	(2)	1,331,708
Investments:				
Corporate notes and bonds	1,549,151	1,959	(3,394)	1,547,716
U.S. government and agency securities	877,496	574	(4,653)	873,417
Commercial paper	353,525	154	(131)	353,548
Certificates of deposit	224,869	271	(15)	225,125
Total investments	3,005,041	2,958	(8,193)	2,999,806
Total cash equivalents and investments	$ 4,336,750	$ 2,959	$ (8,195)	$ 4,331,514

The Company included $23.6 million and $24.2 million of interest receivable in prepaid expenses and other current assets on the consolidated balance sheets as of January 31, 2025 and 2024, respectively. The Company did not recognize an allowance for credit losses against interest receivable as of January 31, 2025 and 2024 because such potential losses were not material.

As of January 31, 2025, the contractual maturities of the Company's available-for-sale marketable debt securities did not exceed 36 months. The estimated fair values of available-for-sale marketable debt securities, classified as short-term or long-term investments on the Company's consolidated balance sheets, by remaining contractual maturity, are as follows (in thousands):

	January 31, 2025
	Estimated Fair Value
Due within 1 year	$ 2,008,873
Due in 1 year to 3 years	656,476
Total	$ 2,665,349

The following tables show the fair values of, and the gross unrealized losses on, the Company's available-for-sale marketable debt securities, classified by the length of time that the securities have been in a continuous unrealized loss position and aggregated by investment type, on the consolidated balance sheet as of January 31, 2024 (in thousands):

	January 31, 2024					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Cash equivalents:						
U.S. government securities	$ 338,893	$ (2)	$ —	$ —	$ 338,893	$ (2)
Total cash equivalents	338,893	(2)	—	—	338,893	(2)
Investments:						
Corporate notes and bonds	625,766	(1,259)	321,952	(2,135)	947,718	(3,394)
U.S. government and agency securities	525,408	(1,323)	191,863	(3,330)	717,271	(4,653)
Commercial paper	172,422	(131)	—	—	172,422	(131)
Certificates of deposit	71,813	(15)	—	—	71,813	(15)
Total investments	1,395,409	(2,728)	513,815	(5,465)	1,909,224	(8,193)
Total cash equivalents and investments	$1,734,302	$ (2,730)	$ 513,815	$ (5,465)	$2,248,117	$ (8,195)

Gross unrealized losses on the Company's available-for-sale marketable debt securities were not material as of January 31, 2025.

For available-for-sale marketable debt securities with unrealized loss positions, the Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. The decline in fair values of these securities due to credit related factors was not material as of January 31, 2025 and 2024.

See Note 5, "Fair Value Measurements," for information regarding the Company's strategic investments.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis as of January 31, 2025 (in thousands):

	Level 1	Level 2	Total
Assets:			
Cash equivalents:			
Money market funds	$ 1,741,089	$ —	$ 1,741,089
U.S. government securities	—	388,670	388,670
Time deposits	—	113,851	113,851
Corporate notes and bonds	—	4,466	4,466
Commercial paper	—	3,064	3,064
Short-term investments:			
Corporate notes and bonds	—	1,059,181	1,059,181
U.S. government and agency securities	—	456,673	456,673
Commercial paper	—	307,856	307,856
Certificates of deposit	—	185,163	185,163
Long-term investments:			
Corporate notes and bonds	—	501,369	501,369
U.S. government and agency securities	—	153,065	153,065
Certificates of deposit	—	2,042	2,042
Derivative assets:			
Foreign currency forward contracts	—	1,579	1,579
Total assets	$ 1,741,089	$ 3,176,979	$ 4,918,068
Liabilities:			
Derivative liabilities:			
Foreign currency forward contracts	$ —	$ (1,639)	$ (1,639)
Total liabilities	$ —	$ (1,639)	$ (1,639)

The following table presents the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis as of January 31, 2024 (in thousands):

	Level 1	Level 2	Total
Assets:			
Cash equivalents:			
U.S. government securities	$ —	$ 742,234	$ 742,234
Money market funds	533,211	—	533,211
Time deposits	—	56,263	56,263
Short-term investments:			
Corporate notes and bonds	—	939,727	939,727
U.S. government and agency securities	—	573,780	573,780
Commercial paper	—	353,548	353,548
Certificates of deposit	—	216,444	216,444
Long-term investments:			
Corporate notes and bonds	—	607,989	607,989
U.S. government and agency securities	—	299,637	299,637
Certificates of deposit	—	8,681	8,681
Derivative assets:			
Foreign currency forward contracts	—	60	60
Total assets	$ 533,211	$ 3,798,363	$ 4,331,574
Liabilities:			
Derivative liabilities:			
Foreign currency forward contracts	$ —	$ (745)	$ (745)
Total liabilities	$ —	$ (745)	$ (745)

The Company determines the fair value of its security holdings based on pricing from the Company's service providers and market prices from industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

See Note 10, "Convertible Senior Notes for the fair value measurement of the Company's convertible senior notes, which is not included in the tables above.

Strategic Investments

The tables above do not include the Company's strategic investments, which consist primarily of non-marketable equity securities accounted for using the Measurement Alternative and marketable equity securities.

The Company's non-marketable equity securities accounted for using the Measurement Alternative are recorded at fair value on a non-recurring basis and classified within Level 3 of the fair value hierarchy because significant unobservable inputs or data in an inactive market are used in estimating their fair value. The estimation of fair value for these assets requires the use of an observable transaction price or other unobservable inputs, including the volatility, rights, and obligations of the securities the Company holds. The Company's marketable equity securities are recorded at fair value on a recurring basis and classified within Level 1 of the fair value hierarchy because they are valued using the quoted market price.

The following table presents the Company's strategic investments by type (in thousands):

	January 31, 2025	January 31, 2024
Equity securities:		
Non-marketable equity securities under Measurement Alternative	$ 281,158	$ 190,238
Non-marketable equity securities under equity method	5,491	5,307
Marketable equity securities	13,833	37,320
Debt securities:		
Non-marketable debt securities	750	1,500
Total strategic investments—included in other assets	$ 301,232	$ 234,365

The following table summarizes the gains and losses associated with the Company's strategic investments in equity securities (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Unrealized gains (losses) on non-marketable equity securities under Measurement Alternative:			
Impairments	$ (11,578)	$ (3,101)	$ (38,036)
Upward adjustments	—	—	4,125
Net unrealized gains (losses) on marketable equity securities	(2,428)	15,197	(12,524)
Net unrealized gains (losses) on strategic investments in equity securities	(14,006)	12,096	(46,435)
Net realized gains (losses) on strategic investments in equity securities[1]	(17,414)	34,713	—
Total—included in other income (expense), net	$ (31,420)	$ 46,809	$ (46,435)

---

[1] The net realized gains on strategic investments in equity securities for the fiscal year ended January 31, 2024 include primarily a remeasurement gain of $34.0 million recognized on a previously held equity interest as a result of a business combination completed during fiscal 2024. See Note 7, "Business Combinations," for further details. For strategic investments in equity securities sold, the realized gains or losses represent the difference between the sale proceeds and the carrying value of the securities at the beginning of the period or the purchase date, if later.

The cumulative upward adjustments and the cumulative impairments to the carrying value of the non-marketable equity securities accounted for using the Measurement Alternative held by the Company as of January 31, 2025 were $18.3 million and $33.9 million, respectively.

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 31, 2025	January 31, 2024
Leasehold improvements	$ 97,324	$ 67,804
Computers, equipment, and software	49,575	29,859
Furniture and fixtures	25,473	17,593
Capitalized internal-use software development costs	209,684	93,222
Construction in progress—capitalized internal-use software development costs	28,672	78,737
Construction in progress—other	39,106	34,890
Total property and equipment, gross	449,834	322,105
Less: accumulated depreciation and amortization[1]	(153,441)	(74,641)
Total property and equipment, net	$ 296,393	$ 247,464

_____

[1] Include $84.8 million and $30.0 million of accumulated amortization related to capitalized internal-use software development costs as of January 31, 2025 and 2024, respectively.

Depreciation and amortization expense was $85.6 million, $37.7 million, and $24.7 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. Included in these amounts was the amortization of capitalized internal-use software development costs of $56.4 million, $19.0 million, and $10.2 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Impairment charges related to capitalized internal-use software development costs recognized during each of the fiscal years ended January 31, 2025 and 2023 were not material. During the fiscal year ended January 31, 2024, the Company recognized impairment charges of $7.1 million related to its capitalized internal-use software development costs previously included in construction in-progress that were no longer probable of being completed. Such impairment charges were recorded as research and development expenses on the consolidated statements of operations.

7. Business Combinations

Fiscal 2025

Datavolo, Inc.

On November 25, 2024, the Company acquired all of the outstanding capital stock of Datavolo, Inc. (Datavolo), a privately-held company that built a dataflow infrastructure to support the creation, management, and observability of multimodal data pipelines for enterprise AI. The Company acquired Datavolo for its developed technology and talent. The Company has accounted for this transaction as a business combination.

The acquisition date fair value of the preliminary purchase consideration was $106.8 million, which was comprised of the following (in thousands):

	Estimated Fair Value
Cash	$ 19,096
Common stock[1]	87,706
Total	$ 106,802

_____

[1] Approximately 0.5 million shares of the Company's Class A common stock were included in the purchase consideration and the fair values of these shares were determined based on the closing market price of $171.42 per share on the acquisition date.

In connection with this business combination, the Company also issued to certain of Datavolo's employees a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Datavolo stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees' continued employment with the Company or its affiliates. The $64.6 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of four years. See Note 12, "Equity," for further discussion.

The following table summarizes the preliminary allocation of purchase consideration to assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 5,916	
Short-term investments	7,734	
Goodwill	65,893	
Developed technology intangible asset	35,000	5
Other net tangible liabilities	(968)	
Deferred tax liabilities, net[1]	(6,773)	
Total	$ 106,802	

---

[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the discounted cash flow method, which utilizes assumptions including projected future revenue generated from the acquired developed technology, projected profit margin, discount rate, and technology migration curve.

The excess of purchase consideration over the preliminary fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

From the date of acquisition through January 31, 2025, revenue attributable to Datavolo, included in the Company's consolidated statements of operations for the fiscal year ended January 31, 2025, was not material. It was impracticable to determine the effect on the Company's net loss attributable to Datavolo as its operations have been integrated into the Company's ongoing operations since the date of acquisition.

Other Fiscal 2025 Business Combinations

During the fiscal year ended January 31, 2025, the Company completed acquisitions of two privately-held companies for an aggregate of $19.2 million in cash. The Company has accounted for these transactions as business combinations. As a result of the preliminary allocation of the aggregate purchase consideration, based on the estimated fair values, the Company recorded a total of $4.4 million of a customer relationships intangible asset (to be amortized over an estimated useful life of five years), $4.1 million of developed technology intangible assets (to be amortized over estimated useful lives of five years), $3.5 million of net liabilities acquired, $0.6 million of deferred tax liabilities, and $14.8 million of goodwill, of which $8.3 million is deductible and $6.5 million is not deductible for income tax purposes.

The excess of purchase consideration over the fair values of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balances associated with these business combinations are primarily attributed to the assembled workforce and expected synergies arising from the acquisition.

Revenue and net loss attributable to each of the other fiscal 2025 business combinations, from their respective acquisition dates through January 31, 2025, were included in the Company's consolidated statements of operations for the fiscal year ended January 31, 2025, and were not material.

Acquisition-related costs, recorded as general and administrative expenses, associated with each of the fiscal 2025 business combinations were not material during the fiscal year ended January 31, 2025.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the combined results of operations of the Company and Datavolo, as if Datavolo had been acquired as of February 1, 2023 (in thousands):

	Pro Forma	
	Fiscal Year Ended January 31,	
	2025	**2024**
	(unaudited)	
Revenue	$ 3,626,424	$ 2,806,489
Net loss	$ (1,324,805)	$ (844,814)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of operations of Datavolo to reflect certain business combination effects, including the amortization of the acquired intangible asset, stock-based compensation, income tax impact, and acquisition-related costs incurred by the Company and Datavolo as though this business combination occurred as of February 1, 2023, the beginning of the Company's fiscal 2024. The historical consolidated financial information in the unaudited pro forma table above has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to this business combination, reasonably estimable, and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if this business combination had taken place as of February 1, 2023.

Pro forma financial information for the other fiscal 2025 business combinations has not been presented, as the effects of each were not material to the Company's consolidated financial statements.

Fiscal 2024

Samooha, Inc.

On December 20, 2023, the Company acquired all of the outstanding capital stock of Samooha, Inc. (Samooha), a privately-held company which developed data clean room technology that enabled multiple parties to securely collaborate on sensitive data. The Company acquired Samooha for its talent and developed technology. The Company has accounted for this transaction as a business combination.

Prior to this business combination, the Company, via one of its wholly-owned subsidiaries (Investing Subsidiary), held a noncontrolling equity interest in Samooha, which was accounted for using the Measurement Alternative with a carrying amount of $4.8 million (Previously Held Equity Interest). In connection with this business combination, the Company remeasured the Previously Held Equity Interest at the date of the acquisition and recognized a gain of $34.0 million, which was recorded in other income (expense), net on the Company's consolidated statement of operations for the fiscal year ended January 31, 2024.

The acquisition date fair value of the purchase consideration was $219.0 million, which was comprised of the following (in thousands):

	Estimated Fair Value
Cash	$ 5,761
Deferred cash consideration	231
Common stock[1]	174,225
Fair value of a previously held equity interest[2]	38,818
Total	$ 219,035

---

[1] Approximately 0.9 million shares of the Company's Class A common stock, issued to selling stockholders that were not affiliated with the Company, were included in the purchase consideration, and the fair values of these shares were determined based on the closing market price of $194.28 per share on the acquisition date.

[2] In connection with this business combination, the Company issued approximately 0.2 million shares of its Class A common stock to the Investing Subsidiary in exchange for the Previously Held Equity Interest. The fair values of these shares were determined based on the closing market price of $194.28 per share on the acquisition date. These shares were treated as treasury stock for accounting purposes as of January 31, 2024, and were subsequently transferred to the Company and retired during the fiscal year ended January 31, 2025.

In connection with this business combination, the Company also issued to certain of Samooha's employees a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Samooha stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees' continued employment with the Company or its affiliates. The $74.8 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of four years. In addition, the Company agreed to grant under its 2020 Equity Incentive Plan certain RSUs that contain both post-combination service-based and performance-based vesting conditions to eligible existing or future employees. See Note 12, "Equity," for further discussion.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. During the fiscal year ended January 31, 2025, the Company recorded measurement period adjustments which did not have material impacts on goodwill. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 9,589	
Goodwill	189,858	
Developed technology intangible asset	25,000	5
Other net tangible liabilities	(345)	
Deferred tax liabilities, net[1]	(5,067)	
Total	$ 219,035	

_____

[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the discounted cash flow method, which utilizes assumptions including projected future revenue generated from the acquired developed technology, projected profit margin, discount rate, and technology migration curve.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Neeva Inc.

During the three months ended July 31, 2023, the Company acquired all of the outstanding capital stock of Neeva Inc. and its equity investee (collectively, Neeva), for $185.4 million in cash. The Company acquired Neeva primarily for its talent and developed technology. The Company has accounted for this transaction as a business combination.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. During each of the fiscal years ended January 31, 2025 and 2024, the Company recorded measurement period adjustments which did not have material impacts on goodwill. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 43,968	
Goodwill	62,931	
Developed technology intangible assets	83,000	5
Other net tangible liabilities	(759)	
Deferred tax liabilities, net[1]	(3,713)	
Total	$ 185,427	

---

[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair values of the developed technology intangible assets were estimated using the replacement cost method, which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Mountain US Corporation (formerly known as Mobilize.Net Corporation)

On February 10, 2023, the Company acquired all of the outstanding capital stock of Mountain US Corporation (formerly known as Mobilize.Net Corporation) (Mountain), a privately-held company which provided a suite of tools for efficiently migrating databases to the AI Data Cloud, for $76.3 million in cash. The Company acquired Mountain primarily for its talent and developed technology. The Company has accounted for this transaction as a business combination.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 11,594	
Goodwill	46,426	
Developed technology intangible asset	33,000	5
Other net tangible liabilities	(6,623)	
Deferred tax liabilities, net[1]	(8,136)	
Total	$ 76,261	

---

[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the replacement cost method, which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from strengthening enablement capabilities and the acceleration of legacy migrations to the AI Data Cloud, as well as expanding the Company's professional services footprint.

LeapYear Technologies, Inc.

On February 10, 2023, the Company acquired all of the outstanding capital stock of LeapYear Technologies, Inc. (LeapYear), a privately-held company which provided a differential privacy platform, for $62.0 million in cash. The Company acquired LeapYear primarily for its talent and developed technology. The Company has accounted for this transaction as a business combination.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash, cash equivalents, and restricted cash	$ 3,563	
Goodwill	9,029	
Developed technology intangible asset	53,000	5
Other net tangible liabilities	(1,434)	
Deferred tax liabilities, net[1]	(2,150)	
Total	$ 62,008	

_____
[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the replacement cost method, which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Other Fiscal 2024 Business Combination

During the fiscal year ended January 31, 2024, the Company acquired all of the outstanding capital stock of a privately-held company for $16.6 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase consideration based on the estimated fair values, the Company recorded $1.6 million of cash acquired, $4.9 million as a developer community intangible asset (to be amortized over an estimated useful life of five years), and $10.1 million as goodwill, which is not deductible for income tax purposes.

The excess of purchase consideration over the fair values of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with this business combination is primarily attributed to the assembled workforce and expected synergies arising from the acquisition.

Acquisition-related costs, recorded as general and administrative expenses, associated with each of the fiscal 2024 business combinations were not material during the fiscal year ended January 31, 2024.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the combined results of operations of the Company, and both of Samooha and Neeva, as if each had been acquired as of February 1, 2022 (in thousands):

	Pro Forma			
	Fiscal Year Ended January 31,			
	2024		2023	
	(unaudited)			
Revenue	$	2,806,739	$	2,065,730
Net loss	$	(932,308)	$	(937,873)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of operations of Samooha and Neeva to reflect certain business combination effects, including the amortization of the acquired intangible asset, stock-based compensation, income tax impact, and acquisition-related costs incurred by the Company, Samooha, and Neeva as though these business combinations occurred as of February 1, 2022, the beginning of the Company's fiscal 2023. The historical consolidated financial information in the unaudited pro forma table above has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to these business combinations, reasonably estimable, and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if these business combinations had taken place as of February 1, 2022.

Pro forma financial information for the Mountain, LeapYear, and other fiscal 2024 business combination has not been presented, as the effects of each were not material to the Company's consolidated financial statements.

Fiscal 2023

Applica Sp. z.o.o.

On September 23, 2022, the Company acquired all of the outstanding capital stock of Applica Sp. z.o.o. (Applica), a privately-held company which provided an artificial intelligence platform for document understanding, for $174.7 million in cash. The Company acquired Applica primarily for its talent and developed technology. The Company has accounted for this transaction as a business combination.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)		Estimated Useful Life (in years)
Cash	$	61	
Goodwill		146,444	
Developed technology intangible asset		35,000	5
Other net tangible liabilities		(612)	
Deferred tax liabilities, net[1]		(6,202)	
Total	$	174,691	

---
[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developed technology intangible asset was estimated using the replacement cost method, which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is generally not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Acquisition-related costs of $3.4 million associated with this business combination were recorded as general and administrative expenses during the fiscal year ended January 31, 2023.

Streamlit, Inc.

On March 31, 2022, the Company acquired all of the outstanding capital stock of Streamlit, Inc. (Streamlit), a privately-held company which provided an open-source framework for creating and deploying data applications. The Company acquired Streamlit primarily for its talent and developer community. The Company has accounted for this transaction as a business combination. The acquisition date fair value of the purchase consideration was $650.8 million, which was comprised of the following (in thousands):

	Estimated Fair Value
Cash	$ 211,839
Common stock[1]	438,916
Total	$ 650,755

[1] Approximately 1.9 million shares of the Company's Class A common stock were included in the purchase consideration and the fair values of these shares were determined based on the closing market price of $229.13 per share on the acquisition date.

In addition, in connection with this business combination, the Company issued to Streamlit's three founders a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Streamlit stock. These shares are subject to vesting agreements pursuant to which the shares will vest over three years, subject to each founder's continued employment with the Company or its affiliates. The $93.7 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of three years. See Note 12, "Equity," for further discussion.

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

	Estimated Fair Value (in thousands)	Estimated Useful Life (in years)
Cash and cash equivalents	$ 33,914	
Goodwill	494,411	
Developer community intangible asset	150,000	5
Other net tangible liabilities	(659)	
Deferred tax liabilities, net[1]	(26,911)	
Total	$ 650,755	

[1] Deferred tax liabilities, net primarily relate to the intangible asset acquired and the amount presented is net of deferred tax assets.

The fair value of the developer community intangible asset was estimated using the replacement cost method which utilizes assumptions for the cost to replace it, such as time and resources required, as well as a theoretical profit margin and opportunity cost.

The excess of purchase consideration over the fair values of identifiable net assets acquired was recorded as goodwill, which is not deductible for income tax purposes. The Company believes the goodwill balance associated with this business combination represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company's offerings.

Acquisition-related costs of $1.9 million associated with this business combination were recorded as general and administrative expenses during the fiscal year ended January 31, 2023.

Other Fiscal 2023 Business Combination

During the fiscal year ended January 31, 2023, the Company acquired all of the outstanding capital stock of a privately-held company for $10.4 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase consideration based on the estimated fair values, the Company recorded $2.0 million as a developed technology intangible asset (to be amortized over an estimated useful life of five years), $0.3 million of net tangible assets acquired, and $8.1 million as goodwill, which is not deductible for income tax purposes.

The excess of purchase consideration over the fair values of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with this business combination is primarily attributed to the assembled workforce and expected synergies arising from the acquisition.

Acquisition-related costs, recorded as general and administrative expenses, associated with this business combination were not material for the fiscal year ended January 31, 2023.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the combined results of operations of the Company and the three companies acquired during fiscal 2023, as if each had been acquired as of February 1, 2021 (in thousands):

	Pro Forma
	Fiscal Year Ended January 31, 2023
	(unaudited)
Revenue	$ 2,067,262
Net loss	$ (866,099)

The pro forma financial information for the period presented above has been calculated after adjusting the results of operations of these three acquired companies to reflect certain business combination effects, including the amortization of the acquired intangible asset, stock-based compensation, income tax impact, and acquisition-related costs incurred by the Company and these three acquired companies as though these business combinations occurred as of February 1, 2021, the beginning of the Company's fiscal 2022. The historical consolidated financial information in the unaudited pro forma tables above has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to these business combinations, reasonably estimable, and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if these business combinations had taken place as of February 1, 2021.

8. Intangible Assets and Goodwill

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

		January 31, 2025				
		Gross		**Accumulated Amortization**		**Net**
Finite-lived intangible assets:						
Developed technology	$	277,063	$	(92,033)	$	185,030
Developer community		154,900		(86,472)		68,428
Assembled workforce		55,732		(36,929)		18,803
Patents		8,874		(8,005)		869
Customer relationships		4,400		(328)		4,072
Total finite-lived intangible assets	$	500,969	$	(223,767)	$	277,202
Indefinite-lived intangible assets—trademarks						826
Total intangible assets, net					$	278,028

		January 31, 2024				
		Gross		**Accumulated Amortization**		**Net**
Finite-lived intangible assets:						
Developed technology	$	243,596	$	(47,919)	$	195,677
Developer community		154,900		(55,442)		99,458
Assembled workforce		55,732		(22,945)		32,787
Patents		8,874		(6,211)		2,663
Total finite-lived intangible assets	$	463,102	$	(132,517)	$	330,585
Indefinite-lived intangible assets—trademarks						826
Total intangible assets, net					$	331,411

Intangible assets are primarily acquired through business combinations. See Note 7, "Business Combinations," for further details. In addition, during the fiscal year ended January 31, 2024, the Company also acquired $27.5 million of intangible assets, primarily consisting of assembled workforce intangible assets with a useful life of four years.

Amortization expense of intangible assets was $96.9 million, $82.2 million, and $38.8 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. Cost and accumulated amortization of fully amortized intangible assets are removed from the Company's consolidated balance sheets when they are no longer in use.

As of January 31, 2025, future amortization expense is expected to be as follows (in thousands):

Fiscal Year Ending January 31,	Amount
2026	$ 97,208
2027	93,056
2028	60,490
2029	19,851
2030	6,597
Thereafter	—
Total	$ 277,202

Goodwill

Changes in goodwill were as follows (in thousands):

	Amount
Balance—January 31, 2023	$ 657,370
Additions and related adjustments[1]	318,536
Balance—January 31, 2024	975,906
Additions and related adjustments[1]	80,653
Balance—January 31, 2025	$ 1,056,559

_____

[1] Include measurement period adjustments related to the fair values of the assets acquired and liabilities assumed in business combinations. These adjustments did not have material impacts on goodwill. See Note 7, "Business Combinations," for further details.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31, 2025	January 31, 2024
Accrued compensation	$ 194,630	$ 205,056
Accrued third-party cloud infrastructure expenses	77,944	48,571
Employee contributions under employee stock purchase plan	46,576	40,641
Liabilities associated with sales, marketing and business development programs	44,017	39,571
Accrued taxes	25,819	37,108
Employee payroll tax withheld on employee stock transactions	14,025	22,479
Accrued professional services	14,005	9,274
Accrued purchases of property and equipment	9,896	4,508
Other	88,542	39,652
Total accrued expenses and other current liabilities	$ 515,454	$ 446,860

10. Convertible Senior Notes

In September 2024, the Company issued an aggregate principal amount of $2.3 billion of convertible senior notes in a private placement to qualified institutional buyers, comprising of (i) $1.15 billion aggregate principal amount of 0% convertible senior notes due 2027 (2027 Notes) and (ii) $1.15 billion aggregate principal amount of 0% convertible senior notes due 2029 (2029 Notes, and together with the 2027 Notes, the Notes). Each series of Notes was issued pursuant to separate indentures, as supplemented (each an Indenture and together, the Indentures), between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Notes are general, senior unsecured obligations of the Company. The 2027 Notes will mature on October 1, 2027 and the 2029 Notes will mature on October 1, 2029, in each case unless earlier converted, redeemed, or repurchased. Neither the 2027 Notes nor the 2029 Notes bear regular interest, and the principal amount of the Notes will not accrete. The Company may elect or be required to pay special interest on the Notes under certain circumstances in accordance with the terms of the applicable Indenture. Special interest, if any, will be payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2025. The total proceeds from the issuance of the Notes were approximately $2.27 billion, net of $31.2 million of debt issuance costs.

The following table presents the details of each series of Notes:

	Initial Conversion Rate per $1,000 principal	Initial Conversion Price	Initial number of shares (in thousands)
2027 Notes	6.3492	$ 157.50	7,302
2029 Notes	6.3492	$ 157.50	7,302

The conversion rate for each series of Notes is subject to adjustment under certain circumstances in accordance with the terms of the applicable Indenture. In addition, following certain corporate events that occur prior to the maturity date of the relevant series of Notes or if the Company delivers a notice of redemption in respect of a series of Notes, the Company will, in certain circumstances, increase the conversion rate of the relevant series of Notes for a holder who elects to convert its Notes of the applicable series in connection with such a corporate event or convert its Notes called (or deemed called) for redemption during the related redemption period (as defined in the applicable Indenture), as the case may be.

Holders may convert all or any portion of the 2027 Notes and 2029 Notes at their option at any time prior to the close of business on the business day immediately preceding July 1, 2027 and July 1, 2029, respectively, in each case only upon satisfaction of one or more of the following conditions:

(1) during any fiscal quarter commencing after the fiscal quarter ending on January 31, 2025 (and only during such fiscal quarter), if the last reported sale price of the Company's Class A common stock, par value $0.0001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the relevant series of Notes on each applicable trading day;

(2) during the five business day period after any ten consecutive trading day period (Measurement Period) in which the trading price (as defined in the Indentures) per $1,000 principal amount of the 2027 Notes or the 2029 Notes, as applicable, for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of the Company's Class A common stock and the conversion rate for such Notes on each such trading day;

(3) if the Company calls the relevant series of Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or

(4) upon the occurrence of specified corporate events as set forth in the applicable Indenture.

On or after July 1, 2027, in the case of the 2027 Notes, and on or after July 1, 2029, in the case of the 2029 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date, holders of the relevant series of Notes may convert all or any portion of their Notes of such series at any time, regardless of the foregoing conditions.

Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of the Company's Class A common stock or a combination of both, at the Company's election, in the manner and subject to the terms and conditions provided in the applicable Indenture.

The Company may, at its option, redeem for cash all or any portion of the 2027 Notes (subject to the partial redemption limitation set forth in the Indenture governing the 2027 Notes), on or after April 6, 2026 if the last reported sale price of the Company's Class A common stock has been at least 150% of the conversion price then in effect for the 2027 Notes for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. The Company may, at its option, redeem for cash all or any portion of the 2029 Notes (subject to the partial redemption limitation set forth in the Indenture governing the 2029 Notes), on or after October 6, 2027 if the last reported sale price of the Company's Class A common stock has been at least 130% of the conversion price then in effect for the 2029 Notes for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

If the Company undergoes a fundamental change (as defined in the applicable Indenture) prior to the maturity date of a series of Notes, then, subject to certain conditions and except as set forth in the applicable Indenture, holders of the relevant series of Notes may require the Company to repurchase for cash all or any portion of their Notes of such series at a fundamental change repurchase price equal to 100% of the principal amount of the relevant series of Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant fundamental change repurchase date.

Each of the Indentures governing the 2027 Notes or the 2029 Notes includes customary covenants and sets forth certain events of default after which the relevant series of Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default (as defined in the applicable Indenture) involving the Company after which such Notes become automatically due and payable.

Each series of Notes is accounted for as a liability in its entirety, measured at amortized cost. The debt issuance costs for each series of the Notes are amortized to interest expense using the effective interest method over their respective terms, with effective interest rates of 0.04% for the 2027 Notes and 0.02% for the 2029 Notes.

The following table presents the net carrying values and fair values of each series of Notes as of January 31, 2025 (in thousands):

| | Principal | | Unamortized Debt Issuance Costs | | Net Carrying Value | | Fair Value | |
							Amount	Leveling
2027 Notes	$	1,150,000	$	13,890	$	1,136,110	$ 1,509,295	Level 2
2029 Notes	$	1,150,000	$	14,581	$	1,135,419	$ 1,539,068	Level 2

The fair value was determined based on the quoted prices of the Notes in an inactive market on the last traded day of the fiscal quarter and has been classified as Level 2 in the fair value hierarchy.

Amortization of debt issuance costs was not material for the fiscal year ended January 31, 2025.

The Company used a portion of the net proceeds from the offering to (i) pay the $195.5 million cost of the privately negotiated capped call transactions relating to each series of the Notes, as described below, and (ii) repurchase $399.6 million of its Class A common stock from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share. See Note 12, "Equity," for further details.

Capped Call Transactions

In connection with the Notes offering, the Company entered into privately negotiated capped call transactions relating to each series of Notes (Capped Calls) with certain of the initial purchasers or affiliates thereof and certain other financial institutions. The Capped Calls are generally expected to reduce the potential dilution to the Company's Class A common stock upon any conversion of the relevant series of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes of such series, as the case may be, with such reduction and/or offset subject to a cap based on a cap price initially equal to $225.00 per share.

The following table sets forth other key terms and premiums paid for the Capped Calls related to each series of Notes (in thousands, except per share data):

	Capped Calls Entered into in Connection with the Offering of the 2027 Notes	Capped Calls Entered into in Connection with the Offering of the 2029 Notes
Initial number of shares covered, subject to certain adjustments	7,302	7,302
Initial strike price, subject to certain adjustments	$ 157.50	$ 157.50
Initial cap price, subject to certain adjustments	$ 225.00	$ 225.00
Total premium paid	$ 94,300	$ 101,200

The Capped Calls are separate transactions, and not part of the terms of any series of Notes. As the Capped Calls qualify for a scope exception from derivative accounting for instruments that are both indexed to the issuer's own stock and classified in stockholders' equity, the premiums paid for the purchases of the Capped Calls was recorded as a reduction to the additional paid-in capital and will not be remeasured as long as they continue to meet the conditions for equity classification.

The Company elected to integrate the Capped Calls with the Notes for income tax purposes pursuant to applicable U.S. Treasury Regulations. Accordingly, the premiums paid for the purchases of the Capped Calls are deductible for income tax purposes over the term of the Notes.

11. Commitments and Contingencies

Operating Leases

The Company leases its facilities for office space under non-cancelable operating leases with various expiration dates through fiscal 2039. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.

In addition, the Company subleases certain of its unoccupied facilities to third parties with various expiration dates through fiscal 2030. Such subleases have all been classified as operating leases.

The components of lease costs and other information related to leases were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Operating lease costs	$ 59,943	$ 52,892	$ 46,240
Variable lease costs	14,477	11,667	7,906
Sublease income	(7,539)	(11,943)	(12,782)
Total lease costs	$ 66,881	$ 52,616	$ 41,364

Supplemental cash flow information and non-cash activity related to the Company's operating leases were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Cash payments included in the measurement of operating lease liabilities—operating cash flows	$ 47,711	$ 40,498	$ 42,342
Operating lease liabilities arising from obtaining right-of-use assets	$ 148,181	$ 56,037	$ 72,158

Weighted-average remaining lease term and discount rate for the Company's operating leases were as follows:

	January 31, 2025	January 31, 2024
Weighted-average remaining lease term (years)	7.7	7.5
Weighted-average discount rate	6.2%	6.1%

The total remaining lease payments under non-cancelable operating leases and lease receipts for subleases as of January 31, 2025 were as follows (in thousands):

	Operating Leases	Subleases	Total
Fiscal Year Ending January 31,			
2026	$ 22,278	$ (5,774)	$ 16,504
2027	70,409	(5,960)	64,449
2028	73,003	(6,153)	66,850
2029	61,339	(6,351)	54,988
2030	69,728	(3,235)	66,493
Thereafter	260,669	—	260,669
Total lease payments (receipts)	$ 557,426	$ (27,473)	$ 529,953
Less: imputed interest	(143,685)		
Present value of operating lease liabilities	$ 413,741		

Lease payments presented above exclude $47.8 million of legally-binding lease commitments, net of tenant incentives expected to be received, for leases signed but not yet commenced as of January 31, 2025. These leases will commence on various dates starting in fiscal 2026 with lease terms ranging from 5.3 years to 12.8 years.

Other Contractual Commitments

Other contractual commitments relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate the Company's operations at the enterprise level.

Future minimum payments under the Company's non-cancelable purchase commitments with a remaining term in excess of one year as of January 31, 2025 are presented in the table below (in thousands):

Fiscal Year Ending January 31,	Amount
2026	$ 569,771
2027	577,133
2028	655,709
2029	964,554 [1][2]
2030 and thereafter	—
Total	$ 2,767,167

---

[1]   Includes $755.3 million of remaining non-cancelable contractual commitments as of January 31, 2025 related to one of the Company's third-party cloud infrastructure agreements, under which the Company committed to spend an aggregate of at least $1.0 billion between June 2023 and May 2028 with no minimum purchase commitment during any year. The Company is required to pay the difference if it fails to meet the minimum purchase commitment by May 2028 and such payment can be applied to qualifying expenditures for cloud infrastructure services for up to twelve months after May 2028.
[2]   Also includes $208.3 million of remaining non-cancelable contractual commitments as of January 31, 2025 related to another one of the Company's third-party cloud infrastructure agreements, under which the Company committed to spend an aggregate of at least $250.0 million between January 2024 and December 2028 with no minimum purchase commitment during any year. The Company is required to pay the difference if it fails to meet the minimum purchase commitment by December 2028.

401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for each of the fiscal years ended January 31, 2025, 2024, and 2023.

Legal Matters—On March 23, 2021, a former employee filed a charge with the National Labor Relations Board (NLRB) claiming that he was terminated in retaliation for engaging in concerted activity protected under the National Labor Relations Act. On September 15, 2023, following a hearing before a NLRB administrative law judge, the administrative law judge issued his ruling in favor of the former employee and ordered that he be awarded certain compensatory and other damages.

The Company is appealing the ruling to the Board of the NLRB. The Company believes it is reasonably possible that a loss could ultimately result from an unfavorable outcome and that an estimate of the potential range of loss is between zero and $25 million, plus interest. No material loss accrual was recorded on the Company's consolidated balance sheets as of January 31, 2025 and 2024, because management believes the likelihood of material loss resulting from this charge is not probable given the further appellate proceedings that are due to take place.

On February 29, 2024, a stockholder class action lawsuit was filed against the Company, the Company's former Chief Executive Officer, and the Company's Chief Financial Officer in the United States District Court in the Northern District of California, alleging violations under Sections 10(b) and 20(a) of the Exchange Act. The complaint seeks an unspecified amount of damages, attorneys' fees, expert fees, and other costs. On October 28, 2024, an amended complaint was filed by the lead plaintiff. On December 23, 2024, the Company filed a motion to dismiss the amended complaint. On January 29, 2025, the lead plaintiff informed the Company that it would seek leave to file a second amended complaint rather than respond to the motion to dismiss. On February 7, 2025, the Court ordered the lead plaintiff to file a second amended complaint by April 7, 2025. The Company plans to file a motion to dismiss the second amended complaint on or before the responsive pleading deadline. In addition, since the filing of the class action lawsuit, four additional complaints containing securities derivative claims have been filed against the Company and certain of the Company's directors and executive officers alleging similar violations. The derivative claims have been stayed pending resolution of the anticipated motion to dismiss the class action lawsuit. The Company is unable to estimate any reasonably possible loss, or range of loss, with respect to these matters at this time. The Company and the other defendants intend to vigorously defend against the claims in these actions.

On June 13, 2024, a class action was filed in the United States District Court for the District of Montana against the Company alleging that the Company failed to take reasonable measures to secure systems that contained consumer data, thereby allowing threat actors to access and exfiltrate personally identifiable information. In the months that followed, numerous additional class actions making the same or similar allegations were filed in the United States and Canada against the Company and/or customers whose consumer or employee data was exfiltrated. Among other claims, the complaints assert common law claims for negligence, breach of fiduciary duty, breach of implied contract, and unjust enrichment, as well as statutory claims, and seek an unspecified amount of damages, attorneys' fees and costs, as well as injunctive relief. On October 4, 2024, an order was issued by the United States Judicial Panel on Multidistrict Litigation combining the class actions filed in the United States into a multidistrict litigation in the District of Montana. On February 3, 2025, plaintiffs filed their representative complaint. On March 11, 2025, plaintiffs were granted up to and including March 21, 2025 to file an amended representative complaint to address pleading deficiencies identified by defendants. Defendants, including the Company, are required to respond, which response may include moving to dismiss or compel arbitration, within 35 days of the filing of any amended representative complaint. In addition to the multidistrict litigation, two class actions are pending in the United States District Court for the Central District of California and the Supreme Court of British Columbia, respectively. The Company is unable to estimate any reasonably possible loss, or range of loss, with respect to these matters at this time. The Company intends to vigorously defend against the claims in these actions.

In addition, the Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows.

Letters of Credit—As of January 31, 2025, the Company had a total of $15.6 million in cash collateralized letters of credit outstanding, substantially in favor of certain landlords for the Company's leased facilities. These letters of credit renew annually and expire at various dates through fiscal 2033.

Indemnification—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company's officers, non-employee directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party for claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company's activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. For each of the fiscal years ended January 31, 2025, 2024, and 2023, losses recorded in the consolidated statements of operations in connection with the indemnification provisions, where the Company is an indemnifying party, were not material.

12. Equity

Preferred Stock—The Company's amended and restated certificate of incorporation authorized the issuance of 200.0 million shares of undesignated preferred stock with a par value of $0.0001 per share and with rights and preferences, including voting rights, designated from time to time by the board of directors. No preferred stock was outstanding during any periods presented.

Common Stock—The Company has two classes of common stock authorized: Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical, except with respect to voting, converting, and transfer rights, and have a par value of $0.0001 per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. No Class B common stock was outstanding during any periods presented.

The Company had reserved shares of common stock for future issuance as follows (in thousands):

	January 31, 2025	January 31, 2024
2012 Equity Incentive Plan:		
Options outstanding	20,067	26,767
Restricted stock units outstanding	—	789
2020 Equity Incentive Plan:		
Options outstanding	1,586	602
Restricted stock units outstanding	24,790	20,168
Shares available for future grants	64,834	59,371
2020 Employee Stock Purchase Plan:		
Shares available for future grants	16,446	13,764
Total shares of common stock reserved for future issuance	127,723	121,461

Stock Repurchase Program—In February 2023, the Company's board of directors authorized a stock repurchase program of up to $2.0 billion of the Company's outstanding Class A common stock. Repurchases may be effected, from time to time, either on the open market (including via pre-set trading plans), in privately negotiated transactions, or through other transactions in accordance with applicable securities laws. The timing and amount of any repurchases will be determined by management based on an evaluation of market conditions and other factors. The program does not obligate the Company to acquire any particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. In August 2024, the Company's board of directors authorized the repurchase of an additional $2.5 billion of its outstanding common stock and extended the expiration date of the stock repurchase program from March 2025 to March 2027.

The following table summarizes the stock repurchase activity under the Company's stock repurchase program (in thousands, except per share data):

	Fiscal Year Ended January 31,	
	2025	2024
Number of shares repurchased	14,765	4,012
Weighted-average price per share[1]	$ 130.87	$ 147.49
Aggregate purchase price[1]	$ 1,932,164	$ 591,673

_____
[1] Excludes transaction costs associated with the repurchases.

All repurchases were made in open market transactions, except for the 3.6 million shares of the Company's outstanding Class A common stock that were repurchased for $399.6 million from purchasers of the Notes in the offering in privately negotiated transactions entered into in connection with the Notes offering at a purchase price of $112.50 per share. See Note 10, "Convertible Senior Notes," for further details.

As of January 31, 2025, $2.0 billion remained available for future stock repurchases under the stock repurchase program (exclusive of any transaction costs associated with repurchases). The first 0.5 million shares repurchased during the fiscal year ended January 31, 2024 were recorded in treasury stock as a reduction to the stockholders' equity on the consolidated balance sheets. All shares of Class A common stock subsequently repurchased were retired. Upon retirement, the par value of the common stock repurchased was deducted from common stock and any excess of repurchase price (including associated transaction costs) over par value was recorded entirely to retained earnings (accumulated deficit) on the consolidated balance sheets.

Treasury Stock—As described above, 0.5 million shares were repurchased under the Company's authorized stock repurchase program and recorded in treasury stock, of which 56,000 and 8,000 shares were reissued upon settlement of equity awards during the fiscal years ended January 31, 2025 and 2024, respectively.

In addition, during the fiscal year ended January 31, 2024, in connection with the Samooha business combination as discussed in Note 7, "Business Combinations," the Company issued approximately 0.2 million shares of its Class A common stock to one of its wholly-owned subsidiaries in exchange for a noncontrolling equity interest in Samooha that was held by the subsidiary prior to this business combination. These shares were treated as treasury stock for accounting purposes as of January 31, 2024, and were subsequently transferred to the Company and retired during the fiscal year ended January 31, 2025.

Equity Incentive Plans—The Company's 2020 Equity Incentive Plan (2020 Plan) provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, RSUs, performance awards and other forms of equity compensation (collectively, equity awards). All shares that remain available for future grants are under the 2020 Plan.

The Company's 2012 Equity Incentive Plan (2012 Plan) provided for the grant of equity awards to employees, non-employee directors, and other service providers of the Company. The 2012 Plan was terminated in September 2020 in connection with the Company's initial public offering (IPO) but continues to govern the terms of outstanding awards that were granted prior to the termination of the 2012 Plan. Upon the expiration, forfeiture, cancellation, or reacquisition of any shares of common stock underlying outstanding equity awards granted under the 2012 Plan, an equal number of shares of Class A common stock will become available for grant under the 2020 Plan. No further equity awards will be granted under the 2012 Plan.

A total of 34.1 million shares of the Company's Class A common stock was initially reserved for issuance under the 2020 Plan in addition to (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under the 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under the 2012 Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78.8 million. On February 1, 2024, the shares available for future grants under the 2020 Plan were automatically increased by 16.7 million shares pursuant to the provision described in the preceding sentence.

The Company's 2020 Employee Stock Purchase Plan (2020 ESPP) authorizes the issuance of shares of common stock pursuant to purchase rights granted to employees. A total of 5.7 million shares of the Company's Class A common stock was initially reserved for future issuance under the 2020 ESPP, in addition to any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under the 2020 ESPP. On February 1, 2024, the shares available for future grants under the 2020 ESPP were automatically increased by 3.3 million shares pursuant to the provision described in the preceding sentence. The price at which Class A common stock is purchased under the 2020 ESPP is equal to 85% of the fair market value of a share of the Company's Class A common stock on the first or last day of the offering period, whichever is lower. Offering periods are generally six months long and begin on the first trading day on or after March 15 and September 15 of each year, except for the first two offering periods. The initial offering period began on September 15, 2020 and ended on February 26, 2021. The second offering period began on March 1, 2021 and ended on September 14, 2021.

Stock Options—Stock options granted under the 2012 Plan and the 2020 Plan (collectively, the Plans) generally vest based on continued service over four years and expire ten years from the date of grant. Certain stock options granted under the 2012 Plan are exercisable at any time following the date of grant and expire ten years from the date of grant.

A summary of stock option activity during the fiscal years ended January 31, 2025, 2024, and 2023 is as follows:

	Number of Options Outstanding (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance—January 31, 2022	42,043	$ 7.53	6.9	$ 11,283,299
Granted	642	$ 207.56		
Exercised	(6,118)	$ 6.50		
Canceled	(713)	$ 8.02		
Balance—January 31, 2023	35,854	$ 11.27	5.9	$ 5,237,549
Exercised	(8,357)	$ 6.84		
Canceled	(128)	$ 70.59		
Balance—January 31, 2024	27,369	$ 12.35	5.0	$ 5,023,664
Granted	1,037	$ 163.17		
Exercised	(6,608)	$ 6.79		
Canceled	(145)	$ 78.83		
Balance—January 31, 2025	21,653	$ 20.83	4.2	$ 3,493,648
Vested and expected to vest as of January 31, 2025	21,653	$ 20.83	4.2	$ 3,493,648
Exercisable as of January 31, 2025	20,645	$ 13.53	4.1	$ 3,478,059

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2025 and 2023 was $79.16 and $101.66 per share, respectively. No options were granted during the fiscal year ended January 31, 2024. The intrinsic value of options exercised during the fiscal years ended January 31, 2025, 2024, and 2023 was $913.9 million, $1.3 billion, and $1.0 billion, respectively. The aggregate grant-date fair value of options that vested during the fiscal years ended January 31, 2025, 2024, and 2023 was $31.2 million, $42.3 million, and $79.1 million, respectively.

Equity-Classified RSUs—RSUs granted under the 2012 Plan are equity-classified and had both service-based and performance-based vesting conditions, of which the performance-based vesting condition was satisfied upon the effectiveness of the IPO in September 2020. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. Stock-based compensation associated with RSUs granted under the 2012 Plan was recognized using an accelerated attribution method from the time it was deemed probable that the vesting condition was met through the time the service-based vesting condition had been achieved.

Equity-classified RSUs granted under the 2020 Plan include those that only contain a service-based vesting condition that is typically satisfied over four years, and the related stock-based compensation for these RSUs is recognized on a straight-line basis over the requisite service period. In addition, under the 2020 Plan, the Company granted 0.8 million and 0.5 million equity-classified RSUs (Leadership PRSUs) to its executive officers and certain other members of its senior leadership team during the fiscal years ended January 31, 2025 and 2024, respectively. These Leadership PRSUs were granted at 120% of the target number of these awards, representing the maximum number of Leadership PRSUs that may be eligible to vest over their full term, and have both service-based and performance-based vesting conditions. The service-based vesting condition for these Leadership PRSUs is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied upon the achievement of certain Company annual performance targets set by the compensation committee of the board of directors of the Company. The ultimate number of the Leadership PRSUs eligible to vest ranges between 0% to 120% of the target number of the Leadership PRSUs based on the weighted-average achievement of such Company annual performance metrics for the respective fiscal year. Stock-based compensation associated with these Leadership PRSUs is recognized using an accelerated attribution method over the requisite service period, based on the Company's periodic assessment of the probability that the performance condition will be achieved. Stock-based compensation recognized for these Leadership PRSUs was $60.2 million and $30.8 million for the fiscal years ended January 31, 2025 and 2024, respectively.

A summary of equity-classified RSUs activity during the fiscal years ended January 31, 2025, 2024, and 2023 is as follows:

	Number of Shares (in thousands)		Weighted-Average Grant-Date Fair Value per Share
Unvested Balance—January 31, 2022	9,612	$	180.08
Granted	10,788	$	180.65
Vested	(3,348)	$	165.30
Forfeited	(1,492)	$	206.02
Unvested Balance—January 31, 2023	15,560	$	181.17
Granted	12,706	$	158.28
Vested	(6,810)	$	172.38
Forfeited	(1,881)	$	176.44
Unvested Balance—January 31, 2024	19,575	$	169.82
Granted	17,096	$	142.07
Vested	(9,900)	$	168.04
Forfeited	(3,367)	$	163.07
Performance adjustment[1]	(50)	$	139.58
Unvested Balance—January 31, 2025	23,354	$	151.30

[1] Represents an adjustment in the number of shares outstanding, with regards to Leadership PRSUs granted during the fiscal year ended January 31, 2024, based on the actual achievement of the associated Company annual performance targets for fiscal 2024.

Liability-Classified RSUs—During the fiscal year ended January 31, 2024, in connection with the Samooha business combination as discussed in Note 7, "Business Combinations," the Company agreed to grant, under the 2020 Plan, RSUs that contain both post-combination service-based and performance-based vesting conditions (Acquisition PRSUs) to eligible existing or future employees, subject to a maximum total number of approximately 1.7 million shares. The post-combination service-based vesting condition for these Acquisition PRSUs is satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is contingent on the achievement of certain performance metric over the twelve-month period ending January 31, 2027. Acquisition PRSUs will vest when both service-based and performance-based conditions are satisfied. The ultimate number of Acquisition PRSUs eligible to vest is determined based on the actual achievement of the performance metric, which takes into account certain factors including the Company's stock price and market capitalization.

Once granted, Acquisition PRSUs are initially liability-classified and recorded in other liabilities on the Company's consolidated balance sheets, as the monetary value of the obligation under each potential outcome of the performance condition is predominantly based on a fixed monetary amount known at inception and will be settled in a variable number of shares. Subsequently, these awards are remeasured to the fair value at each reporting date until the number of Acquisition PRSUs eligible to vest is fixed, at which time these awards will be reclassified to equity. Stock-based compensation associated with these awards is recognized based on the probable outcome of the performance condition, using an accelerated attribution method over the requisite service period, with a cumulative catch-up adjustment recognized for changes in the fair value estimated at each reporting date. As of January 31, 2025 and 2024, the liabilities associated with these Acquisition PRSUs were $11.1 million and $0.5 million, respectively. The Company recognized stock-based compensation of $10.6 million and $0.5 million associated with these Acquisition PRSUs for the fiscal years ended January 31, 2025 and 2024, respectively.

A summary of liability-classified RSUs activity during the fiscal years ended January 31, 2025 and 2024 is as follows:

	Number of Shares (in thousands)
Unvested Balance—January 31, 2023	—
Granted[1]	1,382
Unvested Balance—January 31, 2024	1,382
Granted[1]	118
Forfeited	(64)
Unvested Balance—January 31, 2025	1,436

_____
[1] Represents the maximum number of Acquisition PRSUs that may be eligible to vest with respect to these awards over their full term.

Restricted Common Stock—From time to time, the Company has granted restricted common stock outside of the Plans. Restricted common stock is not deemed to be outstanding for accounting purposes until it vests.

A summary of restricted common stock activity outside of the Plans during the fiscal years ended January 31, 2025, 2024, and 2023 is as follows:

	Outside of the Plans	
	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value per Share
Unvested Balance—January 31, 2022	380	$ 2.11
Granted	409	$ 229.13
Vested	(361)	$ 2.10
Unvested Balance—January 31, 2023	428	$ 219.26
Granted	385	$ 194.28
Vested	(142)	$ 199.28
Unvested Balance—January 31, 2024	671	$ 209.15
Granted	445	$ 162.15
Vested	(219)	$ 213.81
Forfeited	(76)	$ 226.91
Unvested Balance—January 31, 2025	821	$ 180.82

During the fiscal year ended January 31, 2025, in connection with the Datavolo business combination, the Company issued to certain of Datavolo's employees a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Datavolo stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees' continued employment with the Company or its affiliates. The $64.6 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of four years. As of January 31, 2025, all 0.4 million shares remained unvested.

During the fiscal year ended January 31, 2024, in connection with the Samooha business combination, the Company issued to certain of Samooha's employees a total of 0.4 million shares of the Company's Class A common stock in exchange for a portion of their Samooha stock. These shares are subject to vesting agreements pursuant to which the shares will vest over four years, subject to each of these employees' continued employment with the Company or its affiliates. The $74.8 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of four years. As of January 31, 2025 and 2024, 0.3 million and 0.4 million shares remained unvested, respectively.

During the fiscal year ended January 31, 2023, in connection with the Streamlit business combination, the Company issued to Streamlit's three founders a total of 0.4 million shares of the Company's common stock outside of the Plans in exchange for a portion of their Streamlit stock. These shares are subject to vesting agreements pursuant to which the shares will vest over three years, subject to each founder's continued employment with the Company or its affiliates. The $93.7 million fair value of these shares is accounted for as post-combination stock-based compensation over the requisite service period of three years. As of January 31, 2025 and 2024, 0.1 million and 0.3 million shares remained unvested, respectively.

See Note 7, "Business Combinations," for further details.

Stock-Based Compensation—The following table summarizes the assumptions used in estimating the grant-date fair values of stock options granted to employees during the fiscal years ended January 31, 2025 and 2023:

	Fiscal Year Ended January 31,	
	2025	2023
Expected term (in years)	4.8 - 6.0	6.0
Expected volatility	56.6% - 56.7%	50.0%
Risk-free interest rate	4.2% - 4.4%	1.8%
Expected dividend yield	—%	—%

No stock options were granted during the fiscal year ended January 31, 2024.

In addition, for the stock option granted during the fiscal year ended January 31, 2025, the shares to be issued upon exercise are subject to a one-year holding period. As such, the Company applied a 7.6% discount for lack of marketability to the fair value estimated using the Black-Scholes option-pricing model, based on the assumptions included in the table above.

The following table summarizes the assumptions used in estimating the fair values of ESPP Rights granted under the 2020 ESPP during the fiscal years ended January 31, 2025, 2024, and 2023:

	Fiscal Year Ended January 31,		
	2025	2024	2023
Expected term (in years)	0.5	0.5	0.5
Expected volatility	46.3% - 49.6%	48.4% - 71.3%	58.9% - 74.8%
Risk-free interest rate	4.5% - 5.4%	4.7% - 5.5%	0.9% - 3.8%
Expected dividend yield	—%	—%	—%

Expected term—For stock options considered to be "plain vanilla" options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company's historical option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The expected term for ESPP Rights approximates the offering period.

Expected volatility—In fiscal 2023 and 2024, the Company used the average volatility of its Class A common stock and the stocks of a peer group of representative public companies to develop an expected volatility assumption. During the fiscal year ended January 31, 2025, the Company began using the average of (i) the historical volatility of its Class A common stock, and (ii) the implied volatility from publicly traded options on its Class A common stock to develop an expected volatility assumption.

Risk-free interest rate—Risk-free rate is estimated based upon quoted market yields for the United States Treasury debt securities for a term consistent with the expected life of the awards in effect at the time of grant.

Expected dividend yield—Because the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.

Fair value of underlying common stock—The fair value of the Company's common stock is determined by the closing price, on the date of grant, of its common stock, which is traded on the New York Stock Exchange.

The following table summarizes the assumptions used in estimating the fair value of liability-classified Acquisition PRSUs as of January 31, 2025 and 2024:

	January 31, 2025	January 31, 2024
Expected volatility	50.0%	60.0%
Risk-free interest rate	4.2%	4.0%

Expected volatility—In fiscal 2024, expected volatility was estimated based on the historical volatility of the Company's Class A common stock. During the fiscal year ended January 31, 2025, the Company began using the average of (i) the historical volatility of its Class A common stock, and (ii) the implied volatility from publicly traded options on its Class A common stock to develop an expected volatility assumption.

Risk-free interest rate—Risk-free rate is estimated based upon quoted market yields for the United States Treasury debt securities for a term that approximates the period from the reporting date to January 31, 2027.

Stock-based compensation included in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Cost of revenue	$ 142,163	$ 123,363	$ 106,302
Sales and marketing	331,807	299,657	246,811
Research and development	852,027	644,928	407,524
General and administrative	153,317	100,067	100,896
Stock-based compensation, net of amounts capitalized	1,479,314	1,168,015	861,533
Capitalized stock-based compensation	38,493	48,830	29,417
Total stock-based compensation	$ 1,517,807	$ 1,216,845	$ 890,950

As of January 31, 2025, total compensation cost related to unvested awards not yet recognized was $3.5 billion, which will be recognized over a weighted-average period of 2.8 years.

13. Income Taxes

The components of loss before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
U.S.	$ (1,341,798)	$ (875,703)	$ (851,538)
Foreign	56,699	26,480	35,545
Loss before income taxes	$ (1,285,099)	$ (849,223)	$ (815,993)

The provision for (benefit from) income taxes consists of the following (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Current provision:			
State	$ 806	$ 754	$ 626
Foreign	10,978	14,775	7,571
Deferred benefit:			
Federal	(6,294)	(15,376)	(21,647)
State	(1,011)	(4,700)	(4,410)
Foreign	(366)	(6,686)	(607)
Provision for (benefit from) income taxes	$ 4,113	$ (11,233)	$ (18,467)

The effective income tax rate differs from the federal statutory income tax rate applied to the loss before income taxes due to the following (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Income tax benefit computed at federal statutory rate	$ (269,871)	$ (178,337)	$ (171,359)
State taxes, net of federal benefit	33,910	26,380	14,948
Research and development credits	(133,266)	(101,725)	(58,136)
Stock-based compensation	(7,667)	(148,600)	(71,295)
Change in valuation allowance	363,422	371,767	213,532
IRC Section 59A waived deductions	—	11,550	49,476
Other	17,585	7,732	4,367
Provision for (benefit from) income taxes	$ 4,113	$ (11,233)	$ (18,467)

A valuation allowance has been recognized to offset the Company's deferred tax assets, as necessary, by the amount of any tax benefits that, based on evidence, are not expected to be realized. As of January 31, 2025 and 2024, the Company believes it is more likely than not that its U.S. and U.K. deferred tax assets will not be fully realizable and continues to maintain a full valuation allowance against these net deferred tax assets.

Significant components of the Company's deferred tax assets and deferred tax liabilities are shown below (in thousands):

	January 31, 2025	January 31, 2024
Deferred tax assets:		
Net operating losses carryforwards	$ 1,707,649	$ 1,673,213
Capitalized research and development	725,823	420,491
Tax credit carryforwards	511,504	376,804
Operating lease liabilities	104,517	54,008
Deferred revenue	95,779	82,683
Capped call transactions	45,032	—
Stock-based compensation	36,044	109,446
Net unrealized losses on strategic investments	6,143	2,443
Other	50,790	31,776
Total deferred tax assets	3,283,281	2,750,864
Less: valuation allowance	(3,104,505)	(2,621,009)
Net deferred tax assets	178,776	129,855
Deferred tax liabilities:		
Intangible assets	(27,481)	(39,173)
Deferred commissions	(56,662)	(41,609)
Operating lease right-of-use assets	(94,997)	(48,629)
Other	(234)	(1,326)
Total deferred tax liabilities	(179,374)	(130,737)
Net deferred tax liabilities	$ (598)	$ (882)

The valuation allowance was $3.1 billion and $2.6 billion as of January 31, 2025 and 2024, respectively, primarily relating to U.S. federal and state net operating loss carryforwards, capitalized research and development, and tax credit carryforwards. The valuation allowance increased $483.5 million during the fiscal year ended January 31, 2025, primarily due to increased capitalized research and development and tax credit carryforwards. The valuation allowance increased $520.4 million and $241.9 million during the fiscal years ended January 31, 2024 and 2023, respectively, primarily due to increased capitalized research and development, U.S. federal and state net operating loss carryforwards, and tax credit carryforwards.

As of January 31, 2025, the Company had U.S. federal, state, and foreign net operating loss carryforwards of $6.2 billion, $6.0 billion, and $178.0 million, respectively. Of the $6.2 billion U.S. federal net operating loss carryforwards, $6.1 billion may be carried forward indefinitely with utilization limited to 80% of taxable income, and the remaining $0.1 billion will begin to expire in 2032. The state net operating loss carryforwards begin to expire in 2026. Of the $178.0 million foreign net operating loss carryforwards, $165.2 million may be carried forward indefinitely, and the remaining $12.8 million will begin to expire in 2027. As of January 31, 2025, the Company also had federal and state tax credits of $482.9 million and $212.2 million, respectively. The federal tax credit carryforwards will expire beginning in 2032 if not utilized. The state tax credit carryforwards do not expire. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company's foreign subsidiaries as of January 31, 2025 due to the Company's intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The following table shows the changes in the gross amount of unrecognized tax benefits (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
Beginning balance	$ 115,253	$ 75,180	$ 57,715
Increases based on tax positions during the prior period	655	12,708	1,816
Increases based on tax positions during the current period	35,752	27,365	15,649
Ending balance	$ 151,660	$ 115,253	$ 75,180

There were no interest and penalties associated with unrecognized income tax benefits for each of the fiscal years ended January 31, 2025, 2024, and 2023.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. Tax years 2012 and forward generally remain open for examination for federal and state tax purposes. Tax years 2020 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years' tax returns, net operating loss carryforwards at January 31, 2025 and 2024 will remain subject to examination until the respective tax year is closed.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (Inflation Act) into law. The Inflation Act contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on stock repurchases. For the fiscal year ended January 31, 2025, the Inflation Act had no material impact to the Company, including its stock repurchase program.

14. Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share attributable to Snowflake Inc. Class A common stockholders (in thousands, except per share data):

		Fiscal Year Ended January 31,				
		2025		2024		2023
Numerator:						
Net loss	$	(1,289,212)	$	(837,990)	$	(797,526)
Less: net loss attributable to noncontrolling interest		(3,572)		(1,893)		(821)
Net loss attributable to Snowflake Inc. Class A common stockholders	$	(1,285,640)	$	(836,097)	$	(796,705)
Denominator:						
Weighted-average shares used in computing net loss per share attributable to Snowflake Inc. Class A common stockholders—basic and diluted		332,707		328,001		318,730
Net loss per share attributable to Snowflake Inc. Class A common stockholders—basic and diluted	$	(3.86)	$	(2.55)	$	(2.50)

No Class B common stock was outstanding during any periods presented.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share attributable to Snowflake Inc. Class A common stockholders for the periods presented because the impact of including them would have been anti-dilutive (in thousands):

	Fiscal Year Ended January 31,		
	2025	2024	2023
RSUs	24,790	20,957	15,560
Stock options	21,653	27,369	35,854
Shares underlying the conversion option in the Notes	14,603	—	—
Unvested restricted common stock and early exercised stock options	821	671	446
ESPP Rights	569	284	265
Total	62,436	49,281	52,125

The Company entered into the Capped Calls in connection with the Notes offering. The effect of the Capped Calls was also excluded from the calculation of diluted net loss per share attributable to Snowflake Inc. Class A common stockholders as the effect of the Capped Calls would have been anti-dilutive. The Capped Calls are generally expected to reduce the potential dilution to the Company's Class A common stock upon any conversion of the relevant series of the Notes. See Note 10, "Convertible Senior Notes," for further details.

15. Related Party Transactions

A member of the Company's board of directors currently serves as the Chief Executive Officer of a privately-held company (Related Party), which has been the Company's customer since 2018. In January 2024, the Company renewed its customer agreement with the Related Party for a term of two years with a total contract value of $22.5 million. In November 2024, an additional customer agreement was entered into with the Related Party for a term of 13 months with a total contract value of $1.5 million. With respect to the Related Party, the Company recognized $12.9 million, $6.8 million, and $3.7 million of revenue for the fiscal years ended January 31, 2025, 2024 and 2023, respectively, and had an accounts receivable balance due from the Related Party of $1.8 million and $5.0 million as of January 31, 2025 and 2024, respectively.

In March 2024, as a minority investor, the Company made a strategic investment of approximately $5.0 million by purchasing non-marketable equity securities issued by the Related Party.

16. Subsequent Event

Subsequent to January 31, 2025, and through March 21, 2025, the Company repurchased 3.2 million shares of its outstanding common stock for an aggregate purchase price of $490.6 million, excluding transaction costs associated with the repurchases, at a weighted-average price of $152.63 per share. All repurchases were made in open market transactions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of January 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of January 31, 2025 based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2025. The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Trading Plans

During our last fiscal quarter, our directors and/or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions, or written plans for the purchase or sale of the Company's securities as set forth in the table below.

	Action	Date	Trading Arrangement Rule 10b5-1*	Non-Rule 10b5-1**	Total Shares of Class A Common Stock Subject to Trading Arrangement	Expiration Date
Christian Kleinerman, EVP, Product Management	Adopted	December 19, 2024	X		199,438[1]	March 31, 2026
Christopher W. Degnan, Chief Revenue Officer	Adopted	December 20, 2024	X		149,500[2]	April 30, 2026
Michael L. Speiser, Director	Adopted	December 27, 2024	X		1,217,784	March 31, 2027

* Intended to satisfy the affirmative defense of Rule 10b5-1(c)
** Not intended to satisfy the affirmative defense of Rule 10b5-1(c)

[1] The actual number of shares subject to the trading arrangement under the Rule 10b5-1 Plan is expected to be different due to: (i) our withholding of certain shares to satisfy tax withholding obligations in connection with the vesting of restricted stock units; (ii) the amount of restricted stock units acquired following determination of the achievement of pre-established financial performance goals for fiscal year 2025; and (iii) the amount of whole shares distributed in connection with the vesting of restricted stock units due to rounding.

[2] The trading arrangement provides for gifts of up to 34,500 shares of our common stock.

Changes to Compensatory Arrangements

On March 19, 2025, we entered into a letter agreement and a consulting agreement attached as an exhibit thereto with Christopher W. Degnan (collectively, the Transition and Consulting Agreements), setting forth the terms of Mr. Degnan's continued employment with us and his subsequent advisory role following his resignation as our Chief Revenue Officer on March 14, 2025 (Transition Date). The Transition and Consulting Agreements provide that, among other things: (i) during the period beginning on the Transition Date and ending on the last day of his employment, which will be no later than December 31, 2025 (Separation Date), Mr. Degnan will continue to be employed and will continue to receive his salary and remain eligible for participation in our corporate bonus plan and standard benefits, and his outstanding equity awards will continue to vest, (ii) subject to the conditions set forth therein, in the event that the Separation Date occurs before December 31, 2025, Mr. Degnan will be entitled to certain severance benefits, and (iii) following the Separation Date, Mr. Degnan will serve as an independent contractor for a six-month term and his outstanding equity awards will continue to vest in accordance with their terms during such period.

The foregoing description of the Transition and Consulting Agreements does not purport to be complete and is qualified in its entirety by reference to the Transition and Consulting Agreements, which are attached hereto as Exhibit 10.20 and are incorporated herein by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025 (2025 Proxy Statement).

We maintain a Global Code of Conduct and Ethics that applies to all our employees, officers, contractors, and directors, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Global Code of Conduct and Ethics is posted on our website at www.investors.snowflake.com under "Governance." We intend to disclose on our website set forth above any future amendments to, or waivers from, our Global Code of Conduct and Ethics that are required to be disclosed under Item 5.05 of Form 8-K within four business days following the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the 2025 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the 2025 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Annual Report on Form 10-K:

a. Consolidated Financial Statements

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

b. Financial Statement Schedules

The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

c. Exhibits

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Snowflake Inc.	8-K	001-39504	3.1	9/18/2020	
3.2	Amended and Restated Bylaws of Snowflake Inc.	8-K	001-39504	3.1	11/29/2023	
3.3	Certificate of Retirement.	8-K	001-39504	3.1	3/3/2021	
4.1	Form of Class A Common Stock Certificate.	S-1/A	333-248280	4.1	9/8/2020	
4.2	Description of Securities.	10-K	001-39504	4.3	3/30/2022	
4.3	Indenture, dated as of September 27, 2024, by and between Snowflake Inc. and U.S. Bank Trust Company, National Association, as Trustee.	8-K	001-39504	4.1	9/27/2024	
4.4	First Supplemental Indenture, dated as of November 22, 2024, by and between Snowflake Inc. and U.S. Bank Trust Company, National Association, as Trustee.	10-Q	001-39504	4.5	11/27/2024	
4.5	Form of Global Note, representing Snowflake Inc.'s 0% Convertible Senior Notes due 2027 (included as Exhibit A to the Indenture filed as Exhibit 4.3).	8-K	001-39504	4.2	9/27/2024	
4.6	Indenture, dated as of September 27, 2024, by and between Snowflake Inc. and U.S. Bank Trust Company, National Association, as Trustee.	8-K	001-39504	4.3	9/27/2024	
4.7	First Supplemental Indenture, dated as of November 22, 2024, by and between Snowflake Inc. and U.S. Bank Trust Company, National Association, as Trustee.	10-Q	001-39504	4.6	11/27/2024	
4.8	Form of Global Note, representing Snowflake Inc.'s 0% Convertible Senior Notes due 2029 (included as Exhibit A to the Indenture filed as Exhibit 4.6).	8-K	001-39504	4.4	9/27/2024	
10.1+	Snowflake Inc. 2012 Equity Incentive Plan.	S-1	333-248280	10.3	8/24/2020	
10.2+	Forms of Option Agreement, Stock Option Grant Notice, and Notice of Exercise under 2012 Equity Incentive Plan.	S-1	333-248280	10.4	8/24/2020	
10.3+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2012 Equity Incentive Plan.	S-1	333-248280	10.5	8/24/2020	
10.4+	Snowflake Inc. 2020 Equity Incentive Plan.	S-1/A	333-248280	10.6	9/8/2020	
10.5+	Forms of Notice of Stock Option Grant, Global Stock Option Agreement, and Exercise Notice under 2020 Equity Incentive Plan.	10-Q	001-39504	10.2	8/29/2024	

10.6+	Forms of Global RSU Award Grant Notice and Global Restricted Stock Unit Award Agreement under 2020 Equity Incentive Plan.					X
10.7+	Snowflake Inc. 2020 Employee Stock Purchase Plan.	S-1/A	333-248280	10.9	9/8/2020	
10.8+	Form of Indemnification Agreement entered into by and between Snowflake and each director and executive officer.	S-1	333-248280	10.10	8/24/2020	
10.9+	Amended and Restated Offer Letter by and between Snowflake Inc. and Sridhar Ramaswamy, dated February 27, 2024.	8-K	001-39504	10.1	2/28/2024	
10.10+	Confirmatory Offer Letter by and between Snowflake Inc. and Frank Slootman, dated August 23, 2023.	8-K	001-39504	10.1	8/23/2023	
10.11+	Confirmatory Offer Letter by and between Snowflake Inc. and Michael P. Scarpelli, dated August 23, 2023.	8-K	001-39504	10.2	8/23/2023	
10.12+	Confirmatory Offer Letter by and between Snowflake Inc. and Christopher W. Degnan, dated August 23, 2023.	8-K	001-39504	10.3	8/23/2023	
10.13+	Confirmatory Offer Letter by and between Snowflake Inc. and Benoit Dageville, dated August 23, 2023.	8-K	001-39504	10.4	8/23/2023	
10.14+	Confirmatory Offer Letter by and between Snowflake Inc. and Christian Kleinerman, dated August 23, 2023.	8-K	001-39504	10.6	8/23/2023	
10.15+	Confirmatory Offer Letter by and between Snowflake Inc. and Vivek Raghunathan, dated September 26, 2024.	10-Q	001-39504	10.2	11/27/2024	
10.16+	Offer Letter by and between Snowflake Inc. and Michael Gannon, dated March 4, 2025.					X
10.17+	Severance and Change in Control Plan and related participation agreement.	8-K	001-39504	10.7	8/23/2023	
10.18+	Amended and Restated Non-Employee Director Compensation Policy.	10-Q	001-39504	10.1	8/29/2024	
10.19+	Consulting Agreement between Snowflake Inc. and Michael P. Scarpelli, dated February 25, 2025.	8-K	001-39504	10.1	2/26/2025	
10.20+	Letter Agreement and Consulting Agreement between Snowflake Inc. and Christopher W. Degnan, dated March 19, 2025.					X
10.21+	Cash Incentive Bonus Plan.	S-1	333-248280	10.19	8/24/2020	
10.22	Form of Confirmation for Capped Call Transactions.	8-K	001-39504	10.1	9/27/2024	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries of Snowflake Inc.					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (included on signature page).					X
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Incentive Compensation Recoupment Policy.	10-K	001-39504	97.1	3/26/2024	

| 101 | The following financial information from Snowflake Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Loss, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements. | X |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101). | X |

+ Management contract or compensatory plan or arrangement.

* The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025

SNOWFLAKE INC.

By:	/s/ Sridhar Ramaswamy
Name:	Sridhar Ramaswamy
Title:	Chief Executive Officer
	(Principal Executive Officer)

By:	/s/ Michael P. Scarpelli
Name:	Michael P. Scarpelli
Title:	Chief Financial Officer
	(Principal Financial Officer)

By:	/s/ Emily Ho
Name:	Emily Ho
Title:	Chief Accounting Officer
	(Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Sridhar Ramaswamy, Michael P. Scarpelli, Emily Ho, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sridhar Ramaswamy Sridhar Ramaswamy	Chief Executive Officer and Director (*Principal Executive Officer*)	March 21, 2025
/s/ Michael P. Scarpelli Michael P. Scarpelli	Chief Financial Officer (*Principal Financial Officer*)	March 21, 2025
/s/ Emily Ho Emily Ho	Chief Accounting Officer (*Principal Accounting Officer*)	March 21, 2025
/s/ Frank Slootman Frank Slootman	Chairman of the Board	March 21, 2025
/s/ Benoit Dageville Benoit Dageville	Director	March 21, 2025
/s/ Teresa Briggs Teresa Briggs	Director	March 21, 2025
/s/ Jeremy Burton Jeremy Burton	Director	March 21, 2025
/s/ Mark S. Garrett Mark S. Garrett	Director	March 21, 2025
/s/ Kelly A. Kramer Kelly A. Kramer	Director	March 21, 2025
/s/ Mark D. McLaughlin Mark D. McLaughlin	Director	March 21, 2025
/s/ Michael L. Speiser Michael L. Speiser	Director	March 21, 2025
/s/ Jayshree V. Ullal Jayshree V. Ullal	Director	March 21, 2025

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